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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 4, 2014

Registration No. 333-198736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hanson Building Products Limited
(Exact name of registrant as specified in its charter)

Jersey, Channel Islands (State or other jurisdiction of incorporation or organization)	3272 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Hanson House
14 Castle Hill
Maidenhead SL6 4JJ
United Kingdom
+44 (0) 1628 774 100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plamen Jordanoff
Chief Executive Officer and President
Hanson Building Products Limited
300 East John Carpenter Freeway
Irving, Texas 75062
Telephone: (972) 653-5000
Facsimile: (972) 653-6185
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Stephen T. Giove, Esq. Marc O. Plepelits, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Facsimile: (212) 848-7179	Michael H. Hyer, Esq. General Counsel Hanson Building Products Limited 300 East John Carpenter Freeway Irving, Texas 75062 Telephone: (972) 653-5000 Facsimile: (972) 653-6185	Joseph A. Hall, Esq. John Banes, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5565

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2014

        Shares

Hanson Building Products Limited

Ordinary Shares

        This is the initial public offering of the ordinary shares of Hanson Building Products Limited. All of our ordinary shares being offered are being sold by the Selling Shareholder, which is a wholly-owned subsidiary of HeidelbergCement AG. We are not selling any of our ordinary shares in this offering and we will not receive any proceeds from the sale of our ordinary shares by the Selling Shareholder.

        After this offering, HeidelbergCement AG will own approximately        % of our ordinary shares (or        % if the underwriters exercise their option to purchase additional ordinary shares in full).

        We currently expect the public offering price to be between $            and $            per ordinary share.

        We intend to apply to have our ordinary shares listed on the New York Stock Exchange, or NYSE, under the symbol "            ."

        Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 17 to read about factors you should consider before buying our ordinary shares.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to the Selling Shareholder (before expenses)	$	$

(1)
The underwriters will receive compensation in addition to the underwriting discount. See "Underwriting (Conflicts of Interest)" beginning on p. 184 of this prospectus.

        To the extent that the underwriters sell more than                    ordinary shares, the underwriters have the option to purchase up to an additional                    ordinary shares from the Selling Shareholder at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment to purchasers on or about                    , 2014 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch	BNP PARIBAS	Deutsche Bank Securities

Citigroup	Goldman, Sachs & Co.	Morgan Stanley

COMMERZBANK	Danske Markets	ING

Mediobanca	Raiffeisen Bank International	S|E|B	Standard Chartered

Prospectus dated                    , 2014

        We have not, the Selling Shareholder has not, and the underwriters and their affiliates and agents have not, authorized any person to provide any information or represent anything about us other than what is contained in this prospectus. None of the information on our website referred to in this prospectus is incorporated by reference herein. We do not, the Selling Shareholder does not, and the underwriters and their affiliates and agents do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. We are not, the Selling Shareholder is not, and the underwriters and their affiliates and agents are not, making an offer to sell or soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date.

        Until                    , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotments or subscriptions.

i

INDUSTRY AND MARKET DATA

        This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies and reports by market research firms.

        In this prospectus:

  •
  Freedonia refers to a special study that we commissioned for a fee specifically for the purpose of this offering by Freedonia Custom Research, Inc., a subsidiary of Freedonia Group, Inc.;

  •
  McGraw-Hill refers to McGraw-Hill Construction's Annual Starts Information (2nd Quarter 2014 Forecast Update—Based on History Through March 2014);

  •
  National Association of Homebuilders refers to the National Association of Homebuilders' Housing and Interest Rate Forecast;

  •
  American Institute of Architects refers to the American Institute of Architects' Billings Index Market Activity;

  •
  Home Improvement Research Institute refers to the Home Improvement Research Institute's HIRI/IHS Global Insight;

  •
  Construction Products Association refers to The Construction Products Association's Construction Industry Forecasts 2014-2018 (Summer 2014 Edition); and

  •
  American Society of Civil Engineers, or ASCE, refers to the American Society of Civil Engineers' 2013 Report Card for America's Infrastructure.

        We have not independently verified market and industry data provided by any of these or any other third-party sources referred to in this prospectus, although we believe such market and industry data included in this prospectus is reliable. This information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in surveys of market size.

        Management estimates are derived from the information and data referred to above, as well as our internal research, calculations and assumptions made by us based on our analysis of such information and data and our knowledge of our industry and markets, which we believe to be reasonable, although they have not been independently verified. While we believe that the market position information included in this prospectus is generally reliable, such information is inherently imprecise. Assumptions, expectations and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ii

 PROSPECTUS SUMMARY

        The following is a summary of material information discussed in this prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the risks discussed under "Risk Factors" and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase our ordinary shares. Some of the statements in this summary constitute forward-looking statements. See "Forward-Looking Statements."

        Hanson Building Products Limited is a newly formed corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus forms a part. HeidelbergCement holds all of the historical assets and liabilities related to the business that the Company will acquire. Except where the context otherwise requires or where otherwise indicated, (1) all references to the Selling Shareholder refer to HeidelbergCement BP Limited, which is a wholly-owned indirect subsidiary of HeidelbergCement, (2) all references to HeidelbergCement refer to HeidelbergCement AG and its direct and indirect wholly-owned subsidiaries, unless the context suggests that the term only means HeidelbergCement AG and (3) all references to Hanson Building Products, the "Company," "we," "us" and "our" refer to Hanson Building Products Limited. Unless otherwise indicated, the information described in this prospectus assumes the completion of the corporate separation transactions that we expect to consummate with HeidelbergCement as described in this prospectus under "Certain Relationships and Related Party Transactions" prior to or concurrently with the consummation of this offering. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). References herein to the financial measures "EBITDA," "Adjusted EBITDA," "Adjusted EBITDA margin" and "Pro Forma Adjusted EBITDA" refer to financial measures that do not comply with U.S. GAAP. For a reconciliation of "EBITDA," "Adjusted EBITDA," "Adjusted EBITDA margin" and "Pro Forma Adjusted EBITDA" to the most directly comparable U.S. GAAP measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management."

        This prospectus describes the businesses to be transferred to the Company by HeidelbergCement as if the transferred businesses were the Company's businesses for all historical periods described. Except as otherwise noted, references in this prospectus to the historical assets, liabilities, products or activities of the Company's business are intended to refer to the historical assets, liabilities, products or activities of the transferred business as the business was conducted as HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom prior to the separation.

 Our Company

        We are a leading multinational manufacturer of a diversified range of concrete and clay building products in the United States, Eastern Canada and the United Kingdom. Our primary products are concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks. Our products are used across a broad range of end markets, including residential construction, water and transportation infrastructure and non-residential construction applications. We have established a leading position in most of our products and end markets by leveraging our scale, engineering capabilities, manufacturing excellence, sales and distribution platforms and customer service both prior to and after a sale. Our business has been built through many years of organic expansion and acquisitions prior to its purchase by HeidelbergCement in 2007. With the end markets we serve now in various stages of cyclical recovery, as a new public company we believe we will be well-positioned to pursue profitable organic growth opportunities and selective strategic acquisitions at attractive points in the cycles of our markets. For the latest twelve-month period ended September 30, 2014, we generated net sales of $1,219.0 million, a net loss of $225.4 million and Pro Forma Adjusted EBITDA of $145.4 million.

        We operate in the following five business segments:

  •
  North America Gravity Pipe & Precast:  We believe we are the largest manufacturer of concrete gravity pipe in North America and a leading manufacturer of precast concrete drainage products in the United States and Eastern Canada based on estimated manufacturing capacity. Gravity pipe is primarily used for storm water applications such as storm drains for roads and driveways, sanitary sewers, treatment plant piping and utility tunnels. Precast concrete drainage products include box culverts, utility boxes, manholes, drainage inlets and pipe end sections.

  •
  North America Pressure Pipe:  We believe we are the largest manufacturer of concrete pressure pipe and one of the two largest manufacturers of pressure pipe in North America based on estimated manufacturing capacity. Our pressure pipe is used in water transmission and distribution lines, power plant cooling water lines, sewage force mains for wastewater and storm water handling and other diverse applications involving the movement of large volumes of water. Our pressure pipe is highly engineered, includes multi-material components and is built to order for technically demanding applications requiring various thresholds of pressure and loads.

  •
  North America Bricks:  We believe we are one of the two largest clay brick manufacturers in North America based on estimated available manufacturing capacity. Our bricks are used for exterior facades in residential and non-residential structures. We operate brick manufacturing facilities which are strategically located near raw material reserves and major brick consuming metropolitan areas in the United States and Eastern Canada.

  •
  U.K. Bricks & Blocks:  We believe we are one of the two largest manufacturers of clay brick in the United Kingdom based on estimated manufacturing capacity. Our bricks are used for exterior facades in residential and non-residential structures. We also manufacture autoclaved aerated concrete blocks, known as aircrete blocks, aggregate blocks and specialized clay roofing products.

  •
  Other:  This segment includes our precast flooring and other precast products business in the United Kingdom, our structural precast and roof tile businesses in North America and our concrete pavers and external wall insulation products businesses in the United Kingdom.

        Our products are used by a wide variety of customers, including contractors, residential and non-residential building owners and developers, utility companies and governmental authorities, to whom we sell either directly or through our long-standing relationships with independent distributors. No single customer accounted for 10% or more of our net sales in 2013.

        As of September 30, 2014, we have an extensive network of 107 manufacturing plants and eleven distribution facilities strategically located throughout the United States, Eastern Canada and the United Kingdom. Our facilities are generally in or near metropolitan areas, many of which we believe have attractive potential for economic growth based on population trends, increasing business activity, above-average employment growth and significant needs for water and transportation infrastructure development. The geographic footprints within which it is economically viable to ship our products from our manufacturing facilities depend on our products' respective value-to-weight ratios and freight costs. Our local market knowledge and strategically placed locations minimize shipping and freight costs while maintaining a high degree of local market expertise.

        The following maps show our current operating footprint in North America and the United Kingdom.

As of September 30, 2014. Includes CP&P joint venture.

        Our broad footprint in the United States, Eastern Canada and the United Kingdom, coupled with a strong local presence, provides us with an advantage compared to many of our competitors in markets that have many small local and regional manufacturers. We believe our products and service have long been associated with quality, dependability and market-leading performance.

        The charts below summarize our net sales for 2013 by region, segment and estimated end market.

 Our Shareholder

        HeidelbergCement is one of the world's largest building materials companies and operates on five continents. HeidelbergCement's products are used for the construction of houses, infrastructure and commercial and industrial facilities, thus meeting the demands of a growing world population for housing, mobility and economic development.

        HeidelbergCement's core activities include the manufacturing and distribution of cement and aggregates, the two essential raw materials for the manufacture of concrete. Its product range is complemented by downstream activities, such as ready-mixed concrete, concrete products and concrete elements; in some countries, asphalt and building products, such as bricks and roof tiles, lime, or sand-lime bricks, are also manufactured. Furthermore, HeidelbergCement offers services such as worldwide trading in cement and coal by sea.

        HeidelbergCement's shares are listed for trading on the Prime Standard stock market segment of the Frankfurt Stock Exchange and on the Regulated Market of the Stuttgart, Dusseldorf and Munich stock exchanges. HeidelbergCement's shares are included within the German benchmark index DAX, making HeidelbergCement the only company in the construction and building materials industry to be recognized as one of the 30 largest listed companies in Germany.

Our Industry

        We compete in the multibillion dollar concrete and clay building products markets. Our primary products are concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks.

Core Product Categories

  Gravity Pipe and Precast

        Gravity pipe is primarily used for storm water applications such as storm drains for roads and driveways, sanitary sewers, treatment plant piping and utility tunnels. Demand for our gravity pipe products is largely driven by residential construction, water drainage infrastructure spending and the repair and replacement of aging storm water management infrastructure.

        Gravity pipe can be manufactured from several materials, including concrete, iron, steel and plastic. Freedonia estimates that U.S. and Eastern Canada demand for concrete gravity pipe will increase at a compound annual growth rate ("CAGR") of 7.8% from 2013 to 2018 to $1.6 billion, primarily driven by the recovery of general economic and construction activity, as well as the need to repair and upgrade aging and obsolete sewer, drain and water distribution networks.

        According to Freedonia, drainage and sewage applications, which accounted for 90% of U.S. large diameter gravity pipe demand in 2013, are expected to remain the dominant applications for concrete gravity pipe through 2018, with sales projected to increase at a CAGR of 6.4%. Additionally, Freedonia expects concrete gravity pipe to grow relative to other materials due in part to the adoption of the most recent U.S. federal highway bill. This bill no longer requires states to include alternative materials such as plastic pipe in their specifications, but instead leaves responsibility for pipe selection criteria to state engineers, who historically have relied on concrete gravity pipe for highway projects.

  Pressure Pipe

        Our concrete and steel pressure pipe is engineered for a variety of lengths and diameters and is used for high-to-low-pressure applications, including water transmission and distribution lines, in the United States and Eastern Canada. According to Freedonia, water transmission accounts for approximately 75% of the total U.S. demand for pressure pipe and current demand has reached near pre-recession levels. Further growth in demand for new water pipelines is expected to be driven by increased municipal spending on water infrastructure and a recovery in housing starts.

        Freedonia estimates that the large diameter concrete and steel pressure pipe market in the United States and Eastern Canada was $609 million in 2013 and that this market will grow at a CAGR of 6.6% from 2013 to 2018. It is expected that concrete pressure pipe will grow at a CAGR of 7.0% during this period as contractors increasingly utilize more proven material types, such as concrete and steel pressure pipe.

  Brick

        Based on Freedonia estimates, demand for bricks in the United States and Eastern Canada is projected to expand at a CAGR of 10.6% from 2013 to 2018 to $2.1 billion. The residential market is expected to see increasing gains in demand through 2018, supported by a rebounding new housing market.

        According to Freedonia, demand for bricks in the United Kingdom is expected to grow at a CAGR of 6.1% from 2013 to 2018 to $714 million, driven by continued growth in the U.K. residential market. We believe the dollar value of this growth will be significantly higher than that projected by Freedonia due to price increases experienced in the U.K. brick market in 2014. We also believe that a rebound in total new housing starts, which is forecasted by the Construction Products Association to grow at a CAGR of 7.1% from 2013 to 2018, will contribute to brick demand growth in the U.K. residential market. The U.K. residential market is projected to grow faster than the non-residential market.

Core End Markets

        Demand for our products is dependent on key end-market drivers, such as residential construction, water and transportation infrastructure and non-residential construction in the United States, Eastern Canada and the United Kingdom.

  Residential Construction (estimated to be approximately one-half of our Total Net Sales)

        We currently generate net sales from the U.S., Eastern Canada and the U.K. residential construction markets. U.S. residential new construction has begun to recover since reaching historical lows during the recent economic recession. According to the U.S. Census Bureau, total new housing starts peaked in 2005 at approximately 2.1 million units and subsequently declined to approximately 0.5 million units in 2009. Although total new housing starts grew at a CAGR of 16.4% from 2010 to 2013, current levels remain substantially below the long-term average of 1.5 million units since the U.S. Census Bureau began reporting the data in 1950. According to the National Association of Homebuilders, total new housing starts in the United States are expected to increase to approximately 1.0 million units, or 6.6%, in 2014, with further increases to approximately 1.2 million units, or 26.2%, in 2015 and approximately 1.5 million units, or 23.8%, in 2016. According to the Construction Products Association, U.K. total new housing starts are expected to grow at a CAGR of 7.1% from 2013 to 2018.

  Infrastructure (estimated to be approximately one-third of our Total Net Sales)

        We currently generate net sales from the U.S., Eastern Canada and the U.K. infrastructure markets, although a majority of these net sales are generated in the United States. The main drivers of our products in the infrastructure market include the construction of storm water drainage, water transmission to municipalities and streets and highways. The aging infrastructure in the United States is expected to require repair or replacement in the coming years. The U.S. road network consists of approximately four million miles of public roads and highways and sewer mains which, in each case, were primarily constructed more than 50 years ago. The American Society of Civil Engineers, or ASCE, gave the overall U.S. infrastructure a D+ grade in its recent 2013 report card and estimates that $298 billion is needed over the next 20 years to replace and upgrade the existing wastewater infrastructure in the United States. Citing the 2008 Clean Watersheds Needs Survey, the ASCE report states that $64 billion is needed to address combined sewer overflows and storm water management over this 20-year period. Additionally, McGraw-Hill estimates that total U.S. spending on streets and highways will grow at a CAGR of 9.3% from 2014 to 2018.

        U.S. water line infrastructure spending in 2013 was only 45% of the U.S. Environmental Protection Agency ("EPA") forecasted spending need. This represents a five-year low of actual spending relative to the EPA forecasted spending need and we believe there is significant pent-up demand. McGraw-Hill also estimates that U.S. water supply systems spending will grow at a CAGR of 7.2% from 2014 to 2018.

  Non-Residential Construction (estimated to be approximately one-sixth of our Total Net Sales)

        We currently generate net sales from the U.S., Eastern Canada and the U.K. non-residential construction markets, although a majority of these sales are generated in the United States. McGraw-Hill is forecasting U.S. non-residential construction, consisting of commercial, industrial and institutional construction, to grow at a CAGR of 12.5% from 2013 to 2016. Additionally, the American Institute of Architects' survey tracking billing activity for the industrial, non-residential and institutional sectors indicates that these building construction markets continue to recover.

Our Strengths

        Market Leading Positions Across Products and Geographies.    We believe we are the largest manufacturer in many of the markets in which we operate based on estimated manufacturing capacity. We believe we are the largest manufacturer of concrete gravity pipe and the largest manufacturer of concrete pressure pipe in North America. We believe we are one of the two largest brick manufacturers in North America based on estimated manufacturing capacity. We believe we are the second largest manufacturer of brick in the United Kingdom and the largest brick manufacturer in Eastern Canada. We are the only U.S. pressure pipe manufacturer with a full line of prestressed concrete, steel and bar-wrapped pressure pipe for water transmission and distribution applications. Our extensive footprint of 89 manufacturing facilities in North America and 18 manufacturing facilities in the United Kingdom provides us with a scale advantage relative to many of our competitors.

        Several of our products require significant technical expertise and customer interaction and we believe our expertise and field service throughout the product life cycle are distinct competitive advantages. Several of our products are also highly differentiated in the marketplace. As the only manufacturer of the iconic Fletton, or London, brick in the United Kingdom, we are uniquely positioned to benefit when homeowners remodel or extend their London brick built homes.

        Diversified Products, Geographies, End Markets and Customers.    We are strategically diversified across a broader range of products, geographies, end markets and customers than most other building products companies. As a result, our products are subject to varied drivers of demand, with demand for gravity pipe primarily dependent on the storm water drainage needs from road infrastructure and residential spending, pressure pipe primarily dependent on water transmission and distribution development and bricks primarily dependent on new residential construction and residential remodeling. We are also diversified across various regions in the United States, Eastern Canada and the United Kingdom, whose economies are each affected by distinct drivers of regional demand. In 2013, we sold at least one of our products in nearly every state in the United States and maintain a strong presence in the southeastern United States, including the Texas and Florida markets, which we believe exhibit strong population growth and demand for building products. In Texas, we offer a comprehensive line of gravity pipe, pressure pipe and brick products.

        The population of Texas has grown significantly and is expected to continue to grow despite severe drought conditions. We believe population growth and increasing water requirements will drive continued investment in the state's water infrastructure to bring additional water supplies to population centers. Based on estimated manufacturing capacity, we believe we are the largest manufacturer of large diameter pressure pipe in Texas, where we supply prestressed concrete cylinder pressure pipe, spiral-welded steel pressure pipe and bar-wrapped concrete pressure pipe. Our management believes that Texas is the largest pressure pipe market in the United States. We have recently invested in pressure pipe capacity expansion at our Grand Prairie, Texas plant to maintain our leading market position in the state. Our management believes that Texas is also the largest concrete gravity pipe market in the United States and we expect Texas's expanding economy and strong population trends to continue to drive growth in the gravity pipe market. We believe we are the largest manufacturer of concrete gravity pipe and precast concrete drainage products in Texas based on estimated manufacturing capacity. Our broad manufacturing footprint and strong customer relationships position us well to capitalize on the continued growth in this market.

        Attractive End Markets in Various Stages of Cyclical Recovery.    Our products are used across several end markets, including residential construction, infrastructure and non-residential construction. While these markets operate on different cycles, we believe they are all in various early stages of a cyclical recovery. According to the National Association of Homebuilders, residential total new housing starts in the United States are expected to increase to 1.2 million units, or an increase of 26.2%, from 2014 to 2015. Total new housing starts in the United Kingdom are expected to grow at a CAGR of 7.1% from 2013 to 2018 according to the Construction Products Association. Since both new residential development and municipal water infrastructure upgrades and replacements were impacted by the recent economic recession, we believe there is significant pent-up demand for new residential development and municipal water infrastructure. Additionally, McGraw-Hill is forecasting U.S. non-residential construction to grow at a CAGR of 10.5% from 2013 to 2017.

        Significant Operating Leverage.    In the recent economic downturn, we reduced our fixed costs, which we believe will provide for significant operating leverage as demand for our products increases. Since 2007, we have closed 70 plants and disposed of two businesses. In addition, since 2007, we have significantly restructured and re-sized our workforce and overhead. We estimate these actions have generated fixed cost savings in 2013 of more than $189 million as compared to 2007. Our gravity pipe, pressure pipe and brick businesses exhibit relatively high fixed costs and we expect to achieve significant margin improvement as volumes grow. In North America, our businesses are operating at capacities well below historical norms, and as demand increases, we expect to see further significant improvement in our margins. In the United Kingdom, after curtailing capacity and experiencing a rebound in demand, our operating margins in the United Kingdom have rebounded to near 2007 levels in 2014.

        Experienced Senior Management Team with a Successful Operating Track Record.    Our senior management team has extensive industry and operational experience and has been instrumental in developing a strategy to position our Company for growth. Our ten person senior management team has an average of 18 years of experience in the building products industry and an average of 13 years experience with the Company or its predecessors. Our CEO and President, Plamen Jordanoff, joined Hanson PLC in January 2004 and has 12 years of industry experience. Our CFO, Mark Conte, joined Hanson PLC in July 2000 and has 18 years of industry experience. Team members have led or supported 31 M&A transactions over the past 12 years specifically related to the development of Hanson Building Products. We believe the proven abilities of our senior management team will allow us to actively manage a diverse portfolio of businesses across various geographies and economic cycles.

Our Strategy

        Pursue Organic Growth Opportunities as an Independent Company.    As a public company, we will be able to pursue our own distinct operating priorities and strategies, including pursuing new organic growth opportunities designed to increase net sales and profitability. For example, we are significantly increasing our capacity for steel pressure pipe at our Grand Prairie, Texas plant to secure significant new business in steel pressure pipe. We are evaluating adding brick manufacturing capacity in the United Kingdom as this market is constrained and current demand exceeds domestic supply. We also expect to continue to selectively enter new geographies in our pressure pipe and gravity pipe and precast businesses, leveraging our sales and distribution platforms, engineering capabilities and existing customer relationships. As a public company, we also expect to improve performance through greater cost efficiencies. For example, we expect to benefit in the areas of raw material purchasing, information technology systems and hedging practices.

        Pursue Attractive Acquisitions Across Selected Markets.    Throughout our history, we have successfully used acquisitions and joint venture arrangements to capitalize on opportunities that enhance our operations and business lines. We will have a greater opportunity to pursue this strategy as a public company. Prior to the purchase by HeidelbergCement, between 2003 and 2007, we acquired and integrated 31 businesses into Hanson Building Products. We intend to selectively pursue acquisitions of businesses that we believe are a complementary geographical or product offering fit with our existing operations and that provide an opportunity to generate attractive returns. We believe there are numerous current acquisition opportunities and significant synergies will be available upon acquisition. Additionally, we believe there are opportunities for joint ventures offering efficiencies while involving low capital requirements. For example, our pipe and precast joint venture with Americast, Inc. that began in 2012 has resulted in significant efficiencies.

        Capitalize on Growth In Our Primary End Markets.    We believe we are well positioned to take advantage of renewed growth and recovery in the residential, infrastructure and non-residential construction markets in the United States, Eastern Canada and the United Kingdom. According to Freedonia, demand for concrete gravity pipe in the United States and Eastern Canada is expected to grow at a CAGR of 7.8% from 2013 to 2018. According to the American Waterworks Association, required investment in drinking water infrastructure in the United States is expected to total more than $1 trillion in the next 25 years. According to Freedonia, sales of large diameter concrete and steel pressure pipe in the United States and Eastern Canada are expected to increase at a CAGR of 6.6% from 2013 to 2018 driven by rebounding construction expenditures, particularly in water and sewer applications. According to Freedonia, the U.S. and Eastern Canada demand for brick is projected to expand at a CAGR of 10.6% from 2013 to 2018, with bricks continuing to draw homeowner appeal for their look, durability and fire resistance. U.K. demand for brick is expected to benefit from the current shortage of housing in the United Kingdom as well as continued remodeling of existing structures built with Fletton brick.

        Continued Focus on Maximizing Our Operating Leverage and Improving Our Cost Structure.    We are actively engaged in continuous improvement in our operating segments. In 2013, our Adjusted EBITDA improved by 101.9% despite a 4.5% decline in net sales largely as a result of efficiency improvements and improved operating leverage in certain of our segments. We anticipate that as our markets continue to recover we will benefit from our operating leverage and focus on operating efficiency. While we have reduced our manufacturing capacity during the past several years, we have retained the flexibility to restore certain idled lines, facilities and manufacturing shifts in order to increase our production as market conditions improve. This incremental capacity can be selectively restarted, providing us with the ability to match increasing levels of customer demand as our markets improve, without the need for significant capital investment.

Corporate Separation Transactions

        The Company was incorporated on August 14, 2014 for the purpose of effecting this offering and holds no material assets and does not engage in any operations. Currently, we are a wholly-owned subsidiary of HeidelbergCement BP Limited, which is a wholly-owned subsidiary of HeidelbergCement. HeidelbergCement holds all of the historical assets and liabilities related to its building products business in the United States, Eastern Canada and the United Kingdom that we will acquire. Prior to or concurrently with the completion of this offering, we and HeidelbergCement will enter into an agreement that provides for the separation of our business from HeidelbergCement and into the Company.

        The following chart summarizes our ownership structure following our separation and this offering:

(1)
Our subsidiary Hanson Brick America, Inc. will be the borrower under a $50 million term loan from HeidelbergCement UK Holding II Ltd., a subsidiary of HeidelbergCement AG. In addition, our subsidiary Hanson Pipe & Precast LLC will be the borrower under a $70 million revolving line of credit from HeidelbergCement AG. For additional information regarding this indebtedness, see "Description of Certain Indebtedness."

(2)
Our subsidiary Hanson Brick Limited will be the borrower under a CAD45 million term loan from Lehigh Hanson Materials Limited, a subsidiary of HeidelbergCement AG, and under a CAD20 million revolving line of credit from HeidelbergCement AG. In addition, our subsidiary Hanson Pipe & Precast Ltd. will be the borrower under a CAD110 million term loan from Lehigh Hanson Materials Limited. For additional information regarding this indebtedness, see "Description of Certain Indebtedness."

(3)
Our subsidiary Hanson Building Products Ltd., U.K., will be the borrower under a GBP95 million term loan from Hanson Packed Products Ltd., a subsidiary of HeidelbergCement AG, and under a GBP42 million revolving line of credit from HeidelbergCement AG. For additional information regarding this indebtedness, see "Description of Certain Indebtedness."

        Historically, HeidelbergCement has provided and, following our separation, will continue to provide significant corporate and shared services functions to us. The terms of these services and amounts to be paid by us to HeidelbergCement will be provided in the transition services agreements. See "Certain Relationships and Related Party Transactions." In addition to the costs for these services, we may incur other corporate and operational costs, which may be greater than historically allocated levels, to replace some of these services or for additional services relating to our being a public company, including those related to the reporting and compliance obligations as a public company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In addition to the foregoing agreements, we and HeidelbergCement will enter into various other agreements relating to the relationship between the Company and HeidelbergCement following this offering, including two cement supply agreements, an aggregates supply agreement, a tax receivable agreement, an employee matters agreement, a shareholders agreement and a trademark license agreement. See "Certain Relationships and Related Party Transactions."

        Prior to the completion of this offering, we expect to enter into several term loans with subsidiaries of HeidelbergCement and incur indebtedness thereunder. See "Description of Certain Indebtedness."

        Upon completion of this offering, we will be a public company and HeidelbergCement will own approximately      % of our outstanding ordinary shares, or approximately       % if the underwriters exercise their option to purchase additional ordinary shares in full.

Risks Affecting Our Business

        Our business is subject to numerous risks and uncertainties, including, but not limited to, those arising from the following:

  •
  demand for our products is closely related to construction activity in the United States, Eastern Canada and the United Kingdom and such demand is cyclical;

  •
  our business is partly based on government-funded infrastructure projects and building activities;

  •
  the lack of a multiyear U.S. federal funding and authorization bill could cause U.S. states to spend less on infrastructure;

  •
  competition from substitutes for our products and the development of new construction techniques and new materials;

  •
  competition generally;

  •
  fluctuations in the prices of certain of our products;

  •
  increases in the cost of raw materials and energy or raw material shortages;

  •
  environmental regulations may limit the supply of fly ash;

  •
  our ability to successfully implement expansion plans and other strategic initiatives;

  •
  the failure of a joint venture partner to fulfill its obligations;

  •
  changes in environmental, health and safety laws and regulations;

  •
  reclamation obligations in connection with clay pits;

  •
  our lack of long-term contracts with our customers;

  •
  changes to the U.K. Parliament in 2015 may result in changes in the government housing incentive programs that support our U.K. businesses;

  •
  a tightening of mortgage lending or mortgage financing requirements or other reductions in the availability of credit to consumers;

  •
  our U.K. brick business may be affected by competition from imported bricks;

  •
  adverse developments in the U.K., Texas and Eastern Canada construction markets as we conduct a significant portion of our business in these markets;

  •
  a material disruption at one of our manufacturing facilities or at one of our suppliers' facilities;

  •
  labor disruptions or cost increases;

  •
  delays in construction projects;

  •
  significant changes in the cost and availability of transportation; and

  •
  demographic and government policy changes in Eastern Canada that may result in increased construction of medium- and high-density housing.

        We are also subject to numerous risks relating to:

  •
  the debt obligations we will have after this offering, which could adversely affect our business and our ability to meet our obligations or could restrict the manner in which we operate or return cash to shareholders;

  •
  our relationship with HeidelbergCement after this offering, including the risk that our historical financial information as a division of HeidelbergCement may not be representative of our results as an independent public company; and

  •
  this offering and ownership of our ordinary shares, including the risk that a trading market for our ordinary shares may never develop following this offering and our ordinary share prices may be volatile and could decline substantially following this offering.

        You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading entitled "Risk Factors" beginning on page 17 of this prospectus prior to making an investment in our ordinary shares. These risks, together with the other risks identified under "Risk Factors," could prevent us from successfully executing our strategies and could result in a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Principal Executive Offices

        Hanson Building Products Limited, a corporation established under the laws of Jersey, Channel Islands, was incorporated on August 14, 2014. Upon completion of the corporate separation transactions described in this prospectus, we will own HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom. Our principal executive offices are located at Hanson House, 14 Castle Hill, Maidenhead SL6 4JJ, United Kingdom and our telephone number at this address is +44 (0) 1628 774 100. We maintain a website at                . Information on or accessible through our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

 THE OFFERING

Ordinary shares offered by the Selling Shareholder	shares (or shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Ordinary shares outstanding after this offering	shares.
Use of proceeds

We will not receive any proceeds from the sale of our ordinary shares by the Selling Shareholder, including any proceeds that the Selling Shareholder may receive from the exercise by the underwriters of their option to purchase additional ordinary shares from the Selling Shareholder. See "Use of Proceeds."

Dividend policy

We have no present intention to pay cash dividends on our ordinary shares. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. See "Dividend Policy."

Conflicts of Interest

The net proceeds to the Selling Shareholder from this offering will be applied to the repayment of borrowings by HeidelbergCement under its €3 billion credit facility, under which affiliates of certain of the underwriters are expected to receive a portion of such proceeds in their capacity as lenders. These net proceeds will give each of these underwriters more than 5% of the net proceeds of this offering, and consequently, they will be deemed to have a "conflict of interest" within the meaning of FINRA Rule 5121(f)(5)(C).

Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a "qualified independent underwriter" (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus. Goldman, Sachs & Co. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, or the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have also agreed to indemnify Goldman, Sachs & Co. against certain liabilities incurred in connection with it acting as a qualified independent underwriter in this offering, including liabilities under the Securities Act. See "Underwriting (Conflicts of Interest)—Conflicts of Interest."

Reserved shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus to certain persons designated by the Company. See "Underwriting (Conflicts of Interest)—Reserved Shares" for more information.

Risk factors

You should carefully read and consider the information set forth under "Risk Factors" beginning on page 17, together with all of the other information set forth in this prospectus, before deciding to invest in our ordinary shares.

Proposed NYSE symbol	We intend to apply to list our ordinary shares on the NYSE under the symbol " ."

        Unless we indicate otherwise, all information contained in this prospectus:

  •
  assumes an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus;

  •
  assumes no exercise by the underwriters of their option to purchase up to                additional ordinary shares from the Selling Shareholder; and

  •
  assumes the completion of the corporate separation transactions as described in "Certain Relationships and Related Party Transactions."

 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

        The following summary combined predecessor financial information should be read in conjunction with our audited and unaudited combined predecessor financial statements and the notes thereto appearing elsewhere in this prospectus, as well as "Capitalization," "Selected Financial Data," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions" and "Description of Certain Indebtedness," and the other financial information included elsewhere in this prospectus.

        The Company was formed on August 14, 2014 and has not, to date, conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus forms a part. Therefore, we believe that a presentation of the historical results of the Company would not be meaningful. Accordingly, the following presents the historical financial information for HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom. HeidelbergCement holds all of the historical assets and liabilities related to the business that the Company will acquire.

        The financial statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, the historical results should not be relied upon as an indicator of our future performance.

        The summary combined predecessor statement of operations data and the summary combined predecessor statement of cash flows data for the years ended December 31, 2013, 2012 and 2011 and the summary combined predecessor balance sheet data as of December 31, 2013 and 2012 have been derived from our audited combined predecessor financial statements, which are included elsewhere in this prospectus. The summary combined predecessor statement of operations data for the years ended December 31, 2010 and 2009, and the summary combined predecessor balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from unaudited combined predecessor financial information not included in this prospectus.

        The summary combined predecessor statement of operations data and the summary combined predecessor statement of cash flows data for the nine months ended September 30, 2014 and 2013 and the summary combined predecessor balance sheet data as of September 30, 2014 are derived from our unaudited combined predecessor financial statements, which are included elsewhere in this prospectus. We prepared our unaudited combined predecessor financial statements on the same basis as our audited combined predecessor financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary to present fairly our predecessor's financial position and results of operations for the unaudited periods. Operating results for the nine-month periods are not necessarily indicative of results for a full financial year, or any other periods, including future periods.

        Our historical combined predecessor financial statements have been prepared on a stand-alone basis in accordance with U.S. GAAP and are derived from HeidelbergCement's consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom, and include allocations of expenses from HeidelbergCement. Our predecessor's historical results are not necessarily indicative of our results in any future period.

        The summary unaudited pro forma combined financial information consists of unaudited pro forma combined statement of operations data for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and unaudited pro forma combined balance sheet data as of September 30, 2014. The unaudited pro forma combined financial information has been derived by application of pro forma adjustments to our historical combined predecessor financial statements included elsewhere in this prospectus.

        The summary unaudited pro forma combined financial information assumes the retention of certain assets and liabilities by HeidelbergCement, the incurrence of indebtedness under the term loans to be entered into prior to, or concurrently with, this offering, the corporate separation transactions as described in "Certain Relationships and Related Party Transactions" and the completion of this offering.

        The summary unaudited pro forma combined financial information is presented for illustrative purposes only and does not purport to represent what our combined income statement and combined statement of financial position would have been if the relevant transactions had occurred on the dates indicated. The unaudited pro forma combined financial information is not intended to project our consolidated results of operations or consolidated financial position for any future period or date.

	Nine months ended September 30,		Nine months ended September 30,		Year Ended December 31,
					Historical
	Pro forma 2014	Historical 2014	Pro forma 2013	Historical 2013
					2013	2012	2011	2010	2009
	(In thousands)
Statement of Operations Data:
Net sales	$896,171	$957,609	$813,440	$863,021	$1,124,363	$1,177,621	$1,221,007	$1,181,212	$1,296,362
Cost of good sold	727,757	790,014	694,893	745,276	984,695	1,060,668	1,097,410	1,056,870	1,192,288

Gross profit	$168,414	$167,595	$118,547	$117,745	$139,668	$116,953	$123,597	$124,342	$104,074

Selling, general and administrative expenses	(124,736)	(126,764)	(101,326)	(103,439)	(137,635)	(153,760)	(158,270)	(174,331)	(197,100)
Income (loss) from operations	47,322	46,306	16,556	8,037	(249,898)	(36,641)	(52,510)	(65,913)	(2,110,699)
Net income (loss)	$27,417	$33,822	$6,292	$6,549	$(252,711)	$(59,209)	$(58,101)	$(97,848)	$(2,236,159)

	As of September 30,		As of December 31,
	Pro forma 2014	Historical 2014	2013	2012	2011	2010	2009
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,468	$10,468	$22,821	$21,960	$25,568	$3,779	$22,723
Trade receivables, net	182,775	197,084	167,893	179,694	186,786	204,107	201,998
Inventories, net	234,213	234,216	205,342	226,967	239,447	270,430	300,112
Property, plant and equipment, net	638,355	689,877	735,351	788,105	878,026	934,557	1,028,341
Total assets	1,240,435	1,317,613	1,345,197	1,697,367	1,836,914	1,965,025	2,148,044
Total long-term liabilities	441,580	98,588	90,019	87,216	93,556	89,042	90,078
Total liabilities	681,201	342,589	296,369	312,123	315,492	295,483	302,882
Total parent company net investment	559,234	975,024	1,048,828	1,385,244	1,521,423	1,669,555	1,845,163

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	(In thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$46,187	$37,899	$67,466	$27,732	$92,307
Net cash provided by (used in) investing activities	3,620	(1,541)	11,047	68,131	13,433
Net cash used in financing activities	(62,151)	(51,652)	(78,125)	(100,538)	(82,452)

		Year ended December 31,
	Latest twelve months ended September 30, 2014
		2013	2012	2011
	(unaudited)
	(In thousands, except percentages)
Other Financial Data:
Pro Forma Adjusted EBITDA(1)(2)	$145,419	$89,551	$78,608	$91,296
Pro Forma Adjusted EBITDA margin(1)	11.9%	8.0%	6.7%	7.5%

(1)
Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are non-GAAP measures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management".

(2)
Adjusted EBITDA for the nine months ended September 30, 2014 and 2013 were $105.8 million and $58.5 million, respectively, and for the years ended December 31, 2013, 2012 and 2011 were $66.6 million, $33.0 million and $41.2 million, respectively. Adjusted EBITDA is a non-GAAP measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management".

RISK FACTORS

        Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the combined predecessor financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. The trading price of our ordinary shares could decline due to any of these risks, and as a result, you may lose all or part of your investment in our ordinary shares.

Risks Relating to Our Business and Industry

Demand for our products is closely related to construction activity, particularly residential construction and renovation, infrastructure and non-residential construction, all of which are cyclical.

        Historically, demand for our products has been closely correlated with residential construction and renovation activities and non-residential construction activity in the United States, Eastern Canada and the United Kingdom as well as spending on infrastructure construction in the United States and Eastern Canada. The level of residential construction and renovation activity is influenced by mortgage availability, interest rates, employment levels, household formation rates, domestic population growth, immigration rates, residential vacancy and foreclosure rates, demand for second homes, existing home prices, rental prices, housing inventory levels, consumer confidence, seasonal weather factors, government policy and incentives and other general economic factors. Non-residential construction activity is primarily driven by business investment, availability of credit, interest rates and general economic factors. Spending on infrastructure depends on the availability of public funds, which is influenced by various factors, including the level of public debt, interest rates, anticipated tax revenues and the political climate. Certain regions or states require (or possess the means to finance) only a limited number of large infrastructure projects, meaning that periods of high demand may be followed by years of lower demand.

        In 2008, residential construction and renovation activities and non-residential construction activity in the United States dipped to historically low levels with only modest gains incurred since that time. As a result, demand for many of our products in the United States has been weak and may fail to reach previous levels. There is significant uncertainty regarding the timing and extent of the current recovery in the United States and resulting product demand levels. The residential and non-residential construction markets in Canada also suffered and Eastern Canada, a key market of ours, has not yet begun to recover. The residential housing market in the United Kingdom, a primary source of demand for our United Kingdom businesses, was also significantly affected by the 2008 financial crisis and despite recent improvements in home building and construction, is still well below peak levels.

        Our growth prospects depend, to a significant extent, on the degree to which conditions in the residential construction, infrastructure and non-residential construction markets continue to improve in the future. We cannot control the foregoing, and as a result, our results of operations may vary materially in response to market conditions and changes in the supply and demand for our products. We may incur losses during global, national, regional or local cyclical downturns in our markets. As a result of any possible future cyclical downturns, the price of our ordinary shares may decline, and you may lose a portion of, or all, of your investment.

Our business is partly based on government-funded infrastructure projects and building activities, the reduction or altered allocation of which could have a negative impact on our net sales and results of operations.

        Governments' policies relating to infrastructure projects, public sector construction and housing have a significant effect on demand for our products and, as a result, on our results of operations. A large proportion of our net sales in the United States in our North America Gravity Pipe & Precast and North America Pressure Pipe segments are generated through infrastructure projects in which we are subcontractors to the primary construction contractors who are our customers. Reductions in government funding for infrastructure projects or existing tax incentives, could limit the amount of funding for public infrastructure projects available for spending on our products, therefore potentially reducing our net sales. In 2013, less than 1% of our net sales were derived from direct sales to U.S. government agencies at the federal, state, provincial or local level.

        Our future net sales will also depend in part on current or expected subsidies, including those that are part of public economic stimulus plans in the building industry contemplated or already being implemented in the United States, Eastern Canada and the United Kingdom. If the subsidies are reduced, delayed or not utilized, the demand for our building materials would be lower than anticipated. The expiration of the Canadian government stimulus package in early 2012, for example, had an adverse impact on the net sales and results of operations of our Canadian operations. Downward changes in government spending policies and subsidy programs benefiting the building industry could have a material adverse effect on our business, financial condition and results of operations.

Lack of a multiyear U.S. federal funding and authorization bill could cause U.S. states to spend less on infrastructure, which may negatively affect our net sales.

        In the United States, federal and state government funding for infrastructure projects is usually accomplished through multiyear funding and authorization bills known as highway bills. The current authorization bill, the Moving Ahead for Progress in the 21st Century Act, or MAP-21, was originally scheduled to expire on September 30, 2014. In July 2014, the U.S. Congress passed a bill, the Highway and Transportation Funding Act of 2014, which is intended to maintain the U.S. federal infrastructure funding system's solvency through May 31, 2015. It is not known when the U.S. Congress will adopt the next multiyear funding and authorization bill. In addition, the U.S. Congress could pass legislation in future sessions that would divert funds previously allocated to infrastructure projects to other purposes or would restrict funding for infrastructure projects unless states comply with certain federal policies. These actions may result in state departments of transportation failing to undertake large multiyear infrastructure projects, which could, in turn, negatively affect our net sales.

Increasing market share of substitutes for our products and the development of new construction techniques and materials could have a material adverse effect on us.

        Various building products can be used as substitutes for many of our products. For example, storm water pipe can be manufactured from concrete, steel, high-density polyethylene (HDPE), polypropylene (PP) or polyvinyl chloride (PVC). The market share of HDPE and PP pipe, which competes with gravity pipe and pressure pipe for certain applications, has increased in recent years. Our bricks compete with other materials that can be used for the cladding of a house or non-residential building such as vinyl, fiber cement, plasters, wood, stucco, natural stone and glass. Sales of our Fletton brick, which we sell in the United Kingdom and of which we are the sole manufacturer, will likely decline further over the long term because this type of brick is rarely used for new construction and as a result, the number of Fletton-clad buildings that are available for remodelling or extension is slowly declining. In addition, our position as the sole manufacturer of Fletton brick has been challenged in the past, and may be challenged again in the future, by other manufacturers attempting to replicate this product. Our aggregate blocks and aircrete blocks manufactured in the United Kingdom compete with wood as the structural element of residential homes. New construction techniques and materials developed in the future could further decrease the demand and prices for our products, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, governments have provided in the past, and may continue to provide in the future, incentives that support products with which we compete and which may correspondingly reduce demand for our products.

If we cannot effectively compete in our markets, our business, financial condition and operating results may be materially and adversely affected.

        We face significant competition from local, regional and national building product manufacturers, including privately-owned single-site enterprises. Competition among manufacturers is based in large part on price, as well as service, quality, range of products and product availability. Competition in certain of our product segments, such as the brick market in the United States, is also based, in part, on styles and trends, which we may not accurately forecast. Our competitors may foresee the course of market development more accurately than we do, provide superior service, sell preferable products, possess the ability to manufacture or supply similar products and services at a lower cost, develop a more comprehensive product portfolio, establish stronger relationships with customers and distributors, adapt more quickly to new technologies or evolving customer requirements, manage customer relationships during product shortages more effectively, build a superior sales and distribution network or obtain access to financing on more favorable terms than we may obtain. As a result, we may not be able to compete successfully.

        At times, the price for any one or more of the products we manufacture may fall below our manufacturing costs, requiring us to either incur losses on product sales or cease manufacturing at one or more of our manufacturing facilities. This occurred, for example, following the recession during 2009 and 2010 and forced us to undertake significant cost-cutting measures, including reductions in headcount and product and capacity rationalization, to curb losses.

        Actions of our competitors, including restoring idled facilities or developing additional manufacturing capacity, competition from imported products or the entry of new competitors into our markets, particularly in product segments where the barriers to entry are relatively low, could lead to lower pricing by us in an effort to maintain our customer base and may result in lower net sales and harm our results of operations.

Certain of our products are widely available from other manufacturers or distributors and fluctuations in the prices of these products could affect our operating results.

        Certain of our products, including gravity pipe, brick, aircrete blocks, aggregate blocks and roof tiles, are volume manufacturing products that are widely available from other manufacturers or distributors, with prices and volumes determined frequently based on participants' perceptions of short-term supply and demand factors. A shortage of capacity or excess capacity in the industry can result in significant increases or declines in the market prices for these products, often within a short period of time. Prices of these products may also change as a result of global, national, regional or local economic conditions, fluctuations in energy, labor and freight costs and competition (including imports, for example, from Mexico into the southern United States or from Continental Europe into the southeastern United Kingdom).

        We generally attempt to pass increases in the cost of raw materials, energy, labor and freight onto our customers, but pricing pressure from our competitors or the market power of our customers may limit our ability to pass on such price increases. Low market prices for our products over a sustained period can adversely affect our financial condition and operating results.

Increases in the cost of raw materials and energy may adversely affect our operating results. Furthermore, raw material shortages could affect our business, financial condition and results of operations.

        We purchase raw materials, including steel and cement, and energy supplies, including natural gas and electricity, for use in the manufacturing, distribution and sale of our products. Prices for raw materials and energy have been volatile in recent years. Factors such as adverse weather conditions, including hurricanes, and other disasters may disrupt raw material and fuel supplies and increase our costs. In addition, many raw material suppliers decreased manufacturing capacity during the recent economic recession. The decrease in manufacturing capacity along with strengthening global demand for certain raw materials has, from time to time, caused and may continue to cause tighter supply and significant price increases. There may be substantial increases in the price of raw materials or energy in the future, which may be pronounced if there are dislocations in the related markets because of political instability or other unforeseeable events. Unexpected shortages and increases in the cost of raw materials or energy, or any deterioration in our relationships with or the financial viability of our suppliers, may have an adverse effect on our results of operations in the event we are unable to offset higher costs in a timely manner by sufficiently decreasing our operating costs or raising the prices of our products.

        Our energy costs in connection with the purchase of natural gas and electricity constitute a significant portion of our costs, particularly in our brick operations. Our energy costs accounted for 6% of our net sales for the nine months ended September 30, 2014 and 5% of our net sales for the nine months ended September 30, 2013. Natural gas is one of the principal sources of energy we use to fuel our brick operations and we rely heavily on being able to procure a steady supply of natural gas. We also use a substantial amount of electricity in our manufacturing processes. Our results of operations may be adversely affected by rising energy costs if such costs cannot be recovered through higher prices for our products. Although we have entered into hedging transactions with respect to our raw material and energy positions in the past and may do so in the future, we currently have no hedges in place and consequently may be adversely affected by increases in price more than competitors which utilize a more comprehensive hedging strategy.

        Our ability to offer our products to our customers is dependent upon our ability to obtain adequate supplies of raw materials. Generally, our raw materials are obtainable from various sources and in sufficient quantities. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Many of our suppliers also offer us favorable terms based upon the volume of our total purchases. If market conditions change, suppliers may discontinue offering us favorable terms. Failure by our suppliers to supply us with raw materials on favorable terms, commercially reasonable terms, or at all, may put downward pressure on our operating margins or have a material adverse effect on our financial condition and operating results.

Environmental regulations may limit the supply of fly ash, an ingredient in our aircrete blocks in the United Kingdom, and alternatives may be more difficult to obtain or more expensive.

        Fly ash, which is used in our aircrete blocks in the United Kingdom, is a by-product of the combustion of coal in coal-fired power plants. Due to more stringent environmental regulations and the availability of alternative fuel sources such as biomass, the number of coal-fired power plants in the United Kingdom is declining sharply, resulting in decreased production of fly ash. If we are unable to meet our needs for fly ash in future years, we may be required to seek alternative sources such as reclaiming fly ash that has previously been discarded, importing fly ash from abroad or using other materials such as silica sand as substitutes for fly ash in our aircrete blocks. Such alternative sources could be more difficult to obtain or less efficient to integrate into our manufacturing process than our current supplies of fly ash, which could have a material adverse effect on our financial condition, operating results and cash flows.

We may be unable to successfully implement the expansion plans and other strategic initiatives included in our business strategy.

        Our business plan provides for our continued growth through expansions of our existing facilities, the construction of new facilities and selective acquisitions. Failure to identify and acquire suitable acquisition candidates on appropriate terms may have a material adverse effect on our growth strategy. There may also be limitations under antitrust or competition laws on our ability to acquire competitors or enter into joint ventures or similar arrangements, particularly in markets in which we currently possess a sizable presence. Moreover, a significant change in our business or the economy, an unexpected decrease in our cash flows or the requirements imposed by our debt may result in our inability to obtain the capital required to effect new acquisitions or expansions of existing facilities. In addition, we may be unable to integrate the operations of future acquired businesses with our own in an efficient and cost-effective manner or without significant disruption to our existing operations. Acquisitions, moreover, involve significant risks and uncertainties, including difficulties integrating personnel and other corporate cultures into our business, the potential loss of key employees, customers or suppliers, difficulties in integrating computer and accounting systems, exposure to unforeseen liabilities and the diversion of management attention and resources from existing operations. We may also be required to incur additional debt in order to consummate acquisitions, which debt may be substantial and may limit our flexibility in using our cash flow from operations for other purposes.

From time to time, we may enter into joint ventures whose success depends on the performance of a joint venture partner. The failure of a partner to fulfill its obligations could adversely affect our results of operations and require us to dedicate additional resources to these joint ventures.

        In July 2012, we entered into a joint venture agreement with Americast, Inc. to form Concrete Pipe & Precast LLC ("CP&P"). From time to time, we may enter into additional joint ventures as part of our growth strategy. The nature of a joint venture requires us to share control with unaffiliated third parties. If our joint venture partners do not fulfill their obligations, the affected joint venture may be unable to operate according to its business plan. In that instance, our results could be adversely affected or we may be required to increase our level of commitment to the joint venture. Differences in views among joint venture participants could also result in delayed decisions or failures to agree on major issues. If these differences cause the joint ventures to deviate from their business plans, our results of operations could be adversely affected.

We are subject to environmental, health and safety laws and regulations and these laws and regulations may change. These laws and regulations could cause us to make modifications to how we manufacture and price our products. They could also require that we make significant capital investments or otherwise increase our costs or result in liabilities to us.

        We are subject to federal, state, provincial and local laws and regulations in the United States, Canada and the United Kingdom governing the protection of the environment and natural resources and health and safety, including those governing air emissions, wastewater discharges, the use, storage, discharge, handling, disposal, transport and cleanup of solid and hazardous materials and wastes, the investigation and remediation of contamination and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations including, in the United Kingdom, Integrated Pollution Prevention and Control permits and if we expand or modify our facilities or if environmental, health and safety laws change, we could be required to obtain new or modified permits. If we were to fail to comply with these laws, regulations or permits, we could incur fines, penalties or other sanctions. In addition, we could be held responsible for costs and damages arising from claims or liabilities under these laws and regulations, such as with respect to any exposure to hazardous materials or contamination at our facilities or at third-party waste disposal sites. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials. Environmental, health and safety laws and regulations, including those related to energy use and climate change, tend to become more stringent over time, and we could incur material additional expenses relating to compliance with future environmental, health and safety laws. For instance, in the United Kingdom, we are required to purchase carbon dioxide allowances in order to discharge carbon dioxide into the atmosphere. The market price of these allowances is subject to volatility and could increase substantially in the future. In addition, as our manufacturing processes use a significant amount of energy, increased regulation of energy use to address the possible emission of greenhouse gases and climate change could materially increase our manufacturing costs or require us to install emissions control or other equipment at some or all of our manufacturing facilities, requiring significant additional capital investments.

        In June 2009, the EPA initiated a rule-making process to establish limitations for hydrogen fluoride, hydrogen chloride and metals emitted from brick and clay ceramics kilns and from dryers and glazing operations at clay ceramic manufacturing facilities in the United States. The rule, referred to as the National Emission Standards for Hazardous Air Pollutants: Brick and Structural Clay Products Manufacturing; and Clay Ceramics Manufacturing (the "Brick and Clay NESHAP"), is expected to be proposed in September 2014 and finalized in July 2015. This rule would require the installation of "maximum achievable control technology" or "MACT" at affected facilities. Twelve of our facilities will be covered by this rule. Of those, we currently believe at least seven will be required to install new MACT-compliant pollution control equipment. While we have budgeted $12.0 million for capital expenditures to achieve compliance with this rule ($4.0 million estimated to be spent in each of 2015, 2016 and 2017), we cannot assure you that our actual total compliance costs will not be higher.

We are subject to reclamation obligations in connection with clay pits.

        We own and operate surface mines from which we excavate clay for our brick manufacturing. With these operations, certain reclamation obligations arise under federal, state, provincial or local laws and regulations, which may lead to cash outflows upon complete or partial closure of a pit. As of September 30, 2014, provision for such measures amounted to a total of $24.4 million. However, the estimated provisions resulting from reclamation obligations may change and the proportion of cost not covered by provisions could increase if the assumptions underlying our estimates are inaccurate or the underlying facts or legal requirements change. This could require us to spend greater amounts than anticipated and could have a material adverse effect on our business, financial condition and results of operations.

We do not have long-term contracts with our customers and our net sales could be reduced if our customers switch some or all of their business with us to other suppliers.

        Although we have long-standing relationships with many of our customers, they generally do not enter into long-term contracts with us. Our customers may choose to stop or reduce purchases of our products at any time in the future. A significant loss of our customers or a significant reduction in their purchases could have a material negative impact on our net sales and business or cause us to reduce our prices, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential changes to the U.K. Parliament in 2015 may affect the Help to Buy Program and other housing incentive programs, which may negatively affect our net sales.

        The Help to Buy Program was instituted in 2013 in the United Kingdom, which aims to subsidize homebuying for first time homeowners by providing, for example, equity loans of up to 20% of a property's value and allowing homebuyers to purchase homes with a smaller deposit. The current U.K. Parliament has announced that the program will continue until 2020, but potential changes to U.K.

Parliament in the 2015 general election may impact the continuation and budget of such programs. This could result in reduced residential construction activity in the United Kingdom, which could, in turn, negatively affect the sale of our products in the United Kingdom.

A tightening of mortgage lending or mortgage financing requirements or other reduction in the availability of credit to consumers could harm our results of operations, cash flows and financial condition.

        Most home sales in North America and the United Kingdom are financed through mortgage loans. A significant percentage of home repair and remodeling activities are financed either through mortgage loans or other available credit. The recent economic recession resulted in a reduction of credit available to consumers as macroeconomic factors affected the financial position of consumers and as suppliers of credit adjusted their lending criteria. The mortgage lending and mortgage finance industries experienced significant instability because of, among other factors, delinquencies, defaults and foreclosures on home loans and resulting declines in their market value. These developments resulted in a significant reduction of total new housing starts in the United States and consequently a reduction in demand for our products in the residential sector. If such a tightening of mortgage lending and mortgage financing requirements or other reduction of credit availability were to recur, this could significantly harm our results of operations, cash flows and financial condition.

Our brick business may be affected by competition from imported bricks.

        During the downturn in the U.K. housing market that began in 2008, we and our U.K. brick competitors discontinued significant domestic brick manufacturing capacity. The U.K. housing market began to recover in April 2013 and by 2014 the market had recovered enough such that domestic manufacturing output was insufficient to satisfy demand, leading to a sharp increase in brick imports into the United Kingdom from Continental Europe. It is estimated that demand for bricks in the United Kingdom will exceed domestic production capacity (including current idled capacity) in 2015. As such, if our production capacity does not increase to meet the higher levels of demand, among other factors such as price competition and lower barriers to entry, we may face increasing levels of competition from such imports and potential loss of market share.

        In addition, competition from brick imports from Mexico and abroad may adversely impact our brick business in the United States and Eastern Canada.

Construction activities in Texas, the United Kingdom and Eastern Canada have historically had a large impact on our results of operations because we conduct a significant portion of our business in these markets.

        We currently conduct a significant portion of our business in Texas, the United Kingdom and Eastern Canada, which represented approximately 26%, 35% and 12% of our 2013 net sales, respectively. Residential, infrastructure and non-residential construction activity in these markets have declined from time to time, particularly as a result of slow economic growth. Local economic conditions largely depend on a variety of factors, including national economic conditions, local, provincial and state budget situations and the impact of federal cutbacks. If construction activity declines in one or more of Texas, the United Kingdom or Eastern Canada, there may be a material adverse impact on our results of operations and cash flows.

A material disruption at one of our manufacturing facilities or at one of our suppliers' facilities could prevent us from meeting customer demand, reduce our net sales and negatively affect our results of operations.

        Any of our manufacturing facilities or any of our machines within an otherwise operational facility could cease operations unexpectedly because of a number of events, including but not limited to:

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  major equipment failure;

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  fires, floods, earthquakes, hurricanes, environmental incidents or other catastrophes;

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  utility and transportation infrastructure disruptions;

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  labor conflicts;

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  other operational problems; or

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  war, acts of terrorism or other unexpected events.

        Any downtime or facility damage could prevent us from meeting customer demand for our products or require us to make unplanned capital expenditures. If our machines or facilities were to incur significant downtime, our ability to satisfy customer requirements could be impaired, resulting in decreased customer satisfaction and lower net sales.

        In addition, our suppliers are subject to the manufacturing facility disruption risks noted above. Our suppliers' inability to manufacture or supply the necessary raw materials for our manufacturing processes may adversely impact our results of operations and cash flows.

Labor disruptions or cost increases could adversely affect our business.

        A work stoppage at one of our facilities could cause us to lose net sales or to incur increased costs and could adversely affect our ability to meet customers' needs. A plant shutdown or a substantial modification to employment terms could negatively affect us. Approximately 30% of our workforce in North America is covered by collective bargaining agreements and nearly half of these employees are included in collective bargaining agreements that expire within one year. In the United Kingdom, we recognize trade unions at most, but not all, of our plants. Union-organized work stoppages have occurred at some of our plants in the United Kingdom in the past and may occur again in the future. We have not had any work stoppages in the United States or Eastern Canada over the last ten years, but they may occur in the future. We have experienced one union organizing effort directed at our non-union employees in the past ten years and such efforts may occur again in the future. We may also experience labor cost increases or disruptions and any limitations on our manufacturing or sales in our non-union plants in circumstances in which we must compete for employees with necessary skills and experience or in tight labor markets. Any such cost increases, work stoppages or disruptions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Delays in construction projects could adversely affect our business.

        Many of our products are used in water transmission and distribution projects and other large-scale construction projects, which generally require a significant amount of planning and preparation before construction commences. It is not unusual for construction projects to be delayed and rescheduled. Projects are delayed and rescheduled for a number of reasons, including unanticipated soil conditions or adverse weather, changes in project priorities, difficulties in complying with environmental and other government regulations or permits and additional time required to acquire rights-of-way or property rights. Delays in construction projects may occur with too little notice to allow us to replace those projects in our manufacturing schedules, causing inefficiencies in our operations. As a result, our business, financial position, results of operations and cash flows may be adversely affected by unplanned downtime.

Significant changes in the cost and availability of transportation could adversely affect our results of operations.

        Because manufacturers in our industry are frequently responsible for delivering products to the customer, transportation costs associated with the delivery of our products, in most cases by truck, constitute a significant portion of our costs. Increases in the cost of fuel or energy can result in increases in the cost of transportation, which could materially and adversely affect our results of operations. Also, shortages in trucking capacity, the risk of which has increased because the number of trucking companies with suitable vehicles for handling our products decreased as a result of the economic downturn, could limit our ability to deliver our products and therefore adversely affect our results of operations.

The nature of our business may expose us to warranty claims and to claims for product liability, construction defects, project delay, property damage, personal injury and other damages.

        We generally provide warranties on our products against defects in materials and workmanship. Some of our products are used in applications where a product failure or construction defect could result in significant project delay, property damage, personal injury or death or could require significant remediation expenses. For example, our pressure pipe is used in nuclear and coal-fired power generation facilities as well as in the water transmission systems of cities and municipalities. Because our products, including discontinued products, are long lasting, claims can arise many years after their manufacturing and sale and some products may have extended warranties. Product failures may also arise out of the quality of the raw materials we purchase from third-party suppliers or the quality of the work performed by the contractors installing our products, over which we do not have direct control. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant time periods, regardless of the ultimate outcome. An unsuccessful product liability defense could be highly costly and result in charges that would have a material adverse effect on our results of operations. In addition, even if we are successful in defending any claim relating to the products we distribute, claims of this nature could negatively affect customer confidence in us and our products.

Our financial results may be affected by various legal and regulatory proceedings.

        We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future, some of which could be material. The outcomes of litigation and similar disputes are often difficult to predict reliably and existing legal proceedings may result in decisions or settlements more adverse to us than our expectations. Various factors and developments could lead us to make changes in current estimates of liabilities and related insurance receivables, where applicable, or make additional estimates, including new or modified estimates as a result of a judicial ruling or judgment, a settlement, regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in charges that have a material adverse effect on our financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management's attention and resources from other matters.

Insurance coverage may not be sufficient to cover the risks related to our operations and losses.

        We may experience major accidents in the course of our operations. Although we maintain liability insurance, such an insurance program does not cover, or may not cover adequately, every potential risk associated with our operations and the consequences resulting from them. In addition, as a result of market conditions, premiums and deductibles for our existing insurance policies can increase substantially and, in some instances, our existing insurance may become unavailable or available only for reduced amounts of coverage. Furthermore, we may not be able to obtain meaningful coverage at reasonable rates for certain types of environmental hazards. The occurrence of an accident, the losses and damages of which are not fully covered by insurance, could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to attract and retain key management employees.

        Our key management personnel are important to our success. Our ability to retain our key management personnel or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key management personnel could materially and adversely affect our business.

If we fail to attract and retain skilled technical personnel, our operations could be adversely affected.

        Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel. Without a sufficient number of skilled employees, our operations and manufacturing quality could suffer. Competition for qualified technical personnel and operators is intense and replacing or finding new skilled employees can be difficult. The reduction in demand for products in our industry that occurred beginning in 2008 has caused a portion of skilled workers to leave our industry permanently, further reducing the labor pool. Failure to attract and retain our technical personnel and other employees may adversely affect our business and our operating efficiency may deteriorate.

We may experience delays or outages in our information technology system and computer networks.

        We may be subject to information technology system failures and network disruptions. These may be caused by delays or disruptions due to system updates, natural disasters, malicious attacks, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins or similar events or disruptions. Because we have grown over the years through various acquisitions and our operations are geographically diverse, we have many disparate information technology systems across our organization, certain of which are outdated and due for replacement. As a result of these disparate information technology systems, we face the challenge of supporting older systems and implementing upgrades when necessary. We may in the future add applications to replace outdated systems and to operate more efficiently. Predictions regarding benefits resulting from the implementation of these projects are subject to uncertainties. We may not be able to successfully implement the projects without experiencing difficulties. In addition, any expected benefits of implementing projects might not be realized, or the costs of implementation might outweigh the benefits realized.

        A disruption in our information technology systems because of a catastrophic event or security breach could interrupt or damage our operations. In addition, we could be subject to reputational harm or liability if confidential customer information is misappropriated from our information technology systems. Despite our security measures and business continuity plans, these systems could be vulnerable to disruption, and any such disruption could negatively affect our financial condition and results of operations.

We have substantial fixed costs and, as a result, our income from operations is sensitive to changes in our net sales.

        A significant portion of our expenses are fixed costs (including personnel), which in the short-term do not fluctuate with net sales. Consequently, a percentage decline in our net sales could have a greater percentage effect on our income from operations if we do not act to reduce personnel or take other cost-reduction actions. Any decline in our net sales would adversely affect our results of operations.

        Our fixed costs as a percentage of total expenses were 16.1%, 19.1% and 18.6% in 2013, 2012 and 2011, respectively. Our fixed costs as a percentage of total expenses, excluding impairment costs, were 20.0%, 19.5% and 19.1% in 2013, 2012 and 2011, respectively.

If we are unable to successfully manage our inventory levels for our products, our results of operations could be adversely affected.

        We maintain an inventory of certain of our products, particularly bricks and roof tiles. Because bricks and roof tiles have decorative functions, we attempt to predict customers' changing tastes in order to ensure that we keep certain items in inventory that will be high in demand and to limit our inventory of items that are low in demand. Unexpected changes in customers' tastes could result in increased levels of obsolete inventory of bricks and roof tiles, which could negatively affect our results of operations.

We are exposed to the credit and non-payment risk of our customers, especially during times of economic uncertainty and tight credit markets.

        The majority of our sales are to customers on an open credit basis, with standard payment terms of 30 days. While we monitor individual customer payment capability in granting such open credit arrangements and seek to limit such open credit to amounts we believe are reasonable, we may experience losses because of a customer's inability to pay. Our extension of credit involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. While we maintain an allowance for doubtful receivables for potential credit losses based upon our historical trends and other available information, in times of economic uncertainty and tight credit markets, there is heightened risk that our historical indicators may prove to be inaccurate. The inability to collect on sales to significant customers or a larger number of customers could have a material adverse effect on our results of operations.

Our business can be seasonal in nature and can be affected by adverse weather conditions, and this may cause our quarterly results to vary.

        Sales of our products in some markets, including Canada, the United Kingdom and the Northeast and Midwest regions of the United States, are seasonal in that sales are generally somewhat higher from spring through autumn when construction activity is greatest. Construction activity declines in these markets during the winter months due to inclement weather, frozen ground and shorter daylight hours. Construction activity can also be affected in any seasonal period by adverse weather conditions, hurricanes, severe storms, torrential rains, floods, natural disasters and similar events. Unfavorable weather conditions during peak construction periods can result in a material reduction in demand for our products and consequently have an adverse effect on our sales. As a result, our quarterly results have varied in the past and may vary from quarter to quarter in the future. Such variations could have a negative impact on the price of our ordinary shares.

We may be adversely affected by fluctuations in foreign exchange rates.

        Approximately 50% and 47% of our net sales were received or denominated in foreign currencies (primarily the British pound and the Canadian dollar) for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. Since our results are reported in U.S. dollars, exchange rate movements may affect our operating results, assets and cash balances.

        Fluctuations in foreign exchange rates, such as those between the U.S. dollar and the Mexican peso or Canadian dollar or between the British pound and the Euro, may also impact competition in our product markets by causing relative prices of cross-border substitutes to vary, and thereby encouraging imports of competitor products.

Our project-based business requires significant amounts of liquidity and we may not be able to ensure adequate financing or guarantees for large projects in the future.

        The projects in which we participate, particularly in our pressure pipe business, can be capital-intensive and often require substantial amounts of liquidity. In line with industry practice, we receive prepayments from our customers as well as milestone payments. A change in the prepayment patterns or our inability to receive third-party guarantees in respect of such prepayments could force us to seek alternative sources of financing, such as raising debt from banks or in the capital markets, which could harm our results of operations.

        As is customary in some of our business segments, we provide our customers with performance guarantees and other guarantee instruments such as surety bonds. These guarantees and instruments guarantee the timely completion of a project pursuant to defined contractual specifications. If we fail to meet any of these specifications, we will be required to make payments under such guarantees and instruments. Some customers require the performance guarantees to be issued by a reputable and creditworthy financial institution in the form of a letter of credit, surety bond or other financial guarantee. Financial institutions consider our credit ratings and financial position in the guarantee approval process. Our credit ratings and financial position could make the process of obtaining such guarantees from financial institutions more difficult and expensive. If we cannot obtain such guarantees from financial institutions on reasonable terms, or if we cannot obtain such guarantees from reputable and creditworthy institutions, we could face higher financing costs or even be prevented from bidding on or obtaining new projects. Such obstacles could have a material adverse effect on our business, financial condition and results of operations.

The age of some of our facilities means that they are less efficient and at an increased risk for unplanned downtime, which may require us to make significant capital expenditures.

        We own and operate facilities of various ages and levels of automated control. Older facilities are generally less energy efficient, require more manual manufacturing processes and are at an increased risk of damage or equipment failure, resulting in unplanned downtime. The equipment required to manufacture certain of our products is specialized and the time required for replacement of such equipment can be lengthy, which could result in extended downtime in the affected unit. Potential age-related issues have occurred in the past and may occur in the future and could affect our operating results, liquidity and financial position. If such issues occur, we may need to make significant capital expenditures to repair or replace the affected assets.

Demographic and government policy changes in Eastern Canada may result in increased construction of medium- and high-density housing, which use fewer bricks and less pipe and precast.

        We are the largest manufacturer of bricks in Eastern Canada. Our bricks manufactured in Eastern Canada are primarily used in the construction of single-family homes in Ontario and Quebec. We expect that certain demographic trends, such as the aging of the baby boomer generation and immigration patterns, will result in increased construction of medium- and high-density housing, such as rental apartments and condominiums, in future years. This trend is reinforced by government policies that encourage denser developments in order to revitalize downtown areas and to reduce greenhouse gas emissions. If the increased construction of medium- and high-density housing, which often uses materials other than brick for cladding and uses less pipe and precast, is accompanied by a decrease in the construction of single-family housing, this could result in a decrease of our brick sales in Eastern Canada.

Consolidation in the U.S. homebuilding industry may adversely affect our business by increasing the market and pricing power of our customers.

        Since the global economic recession, there has been significant consolidation in the homebuilding industry in the United States, with many smaller homebuilders going out of business or being acquired and larger homebuilders significantly increasing their market share. The continuing consolidation in the U.S. homebuilding industry has strengthened the market and pricing power of the large homebuilders. As a result, we have experienced and expect to continue to experience pricing pressure on sales of brick to U.S. homebuilders.

A decline in the economy and a deterioration in expectations regarding the housing recovery could result in our taking additional significant non-cash impairment charges, which may reduce our financial resources and flexibility and could negatively affect results of operations and reduce shareholders' equity.

        At December 31, 2013, we had 13 reporting units, of which four units carried goodwill in an aggregate amount of $105.5 million. For the fiscal year ended December 31, 2013, we recorded a $236.6 million goodwill impairment charge in our North America Pressure Pipe reporting unit. A decline in the expectation of our future performance or deterioration in expectations regarding the timing and the extent of the recovery of our end markets may cause us to recognize additional non-cash, pre-tax impairment charges for goodwill and other indefinite-lived intangible assets or other long-lived assets, which are not determinable at this time. If the value of goodwill or other intangible assets is impaired, our results of operations and shareholders' equity would be adversely affected. As of September 30, 2014, $100.8 million of goodwill was included on our balance sheet.

The possibility of the United Kingdom leaving the European Union may affect our business, financial condition and results of operations.

        In January 2013, the U.K. Government announced the possibility of a referendum on the United Kingdom's membership in the European Union, which would take place after 2015. An exit of the United Kingdom from the European Union could significantly affect the fiscal, monetary and regulatory landscape in the United Kingdom and could have a material impact on its economy and the future growth of its various industries, including the construction industry. Although it is not possible to predict fully the effects of an exit of the United Kingdom from the European Union, if it were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting which could result in material misstatements in our combined predecessor financial statements or, if not remediated, our future consolidated financial statements. If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our operating results, investors' views of us and, as a result, the value of our ordinary shares.

        In connection with this offering we are separating from HeidelbergCement, and as a result, we are currently operating with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the preparation and external audit of our combined predecessor financial statements as of and for the years ended December 31, 2013, 2012 and 2011, we identified material weaknesses in our internal controls over financial reporting. Our independent public accounting firm has not yet performed an audit of our internal controls over financial reporting and is not required to report on management's assessment of our internal controls until one year following the filing of our first annual report with the U.S. Securities and Exchange Commission, or the SEC. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are that the Company (i) does not have adequate systems in place for recording transactions, (ii) does not have well-defined processes under which it can complete its financial statement close process and (iii) is heavily dependent on HeidelbergCement for legal, accounting and finance services and general administrative support functions. The Company is presently dependent on systems, processes and people whose primary focus and responsibility is reporting for HeidelbergCement under International Financial Reporting Standards. The Company has retained contractors to assist with its application of U.S. GAAP. In order to remediate the material weaknesses, we are actively seeking additional accounting and finance staff members to augment our current staff, formalizing our accounting policies and internal controls documentation, strengthening supervisory reviews by our management and developing a financial reporting platform to address the requirements of SEC reporting. We have not incurred any material costs to date and are not able to estimate with reasonable certainty the costs that we will need to incur to remediate the material weaknesses and improve our internal control over financial reporting in the future.

        To comply with the requirements of being a public company, we may need to undertake various additional actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Pursuant to Section 404 of the Sarbanes-Oxley Act ("Section 404"), our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2015. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. In addition, when evaluating our internal controls over financial reporting, we may identify additional material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify additional material weaknesses in our internal controls over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal controls over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Relating to Our Indebtedness

We will have debt obligations that could adversely affect our business and our ability to meet our obligations or could restrict the manner in which we operate or return cash to shareholders.

        Prior to the completion of or concurrent with this offering, we will enter into new term loans and revolving lines of credit. See "Description of Certain Indebtedness." This could have important consequences to our investors, including:

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  requiring a significant portion of our cash flow from operations to make interest payments (historically we have only incurred an insignificant amount of interest expense in connection with our capital leases);

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  increasing our vulnerability to downturns in our business and industry;

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  reducing the cash flow available for working capital, to fund capital expenditures and other corporate purposes and to grow our business;

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  limiting our ability to pay future dividends;

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  limiting our ability to incur new debt or liens;

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  limiting our ability to sell assets and conduct certain corporate transactions; and

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  limiting our flexibility in planning for, or reacting to, changes in our business and the industry.

        It may be necessary in the future to refinance our indebtedness. If, at such time, market conditions are materially different or our credit profile is worse, the cost of refinancing such debt may be significantly higher than our existing indebtedness, or we may be unable to procure refinancing at all. To the extent we cannot meet any future debt service obligations through use of cash flow, refinancing or otherwise, we will risk having our outstanding debt accelerated.

        We may incur substantial additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. The terms of such additional indebtedness may contain covenants restricting our financial and operational flexibility, including, among other things, restrictions on the payment of dividends and other distributions to our ordinary shareholders. If we breach a restrictive covenant under any of our indebtedness, or an event of default occurs in respect of such indebtedness, our lenders may be entitled to declare all amounts owing in respect thereof to be immediately due and payable, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Risks Related to Our Relationship with HeidelbergCement

Our historical financial information as a group of businesses of HeidelbergCement may not be representative of our results as an independent public company.

        The historical financial information that we have included in this prospectus has been derived from the historical financial statements of HeidelbergCement and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our combined predecessor financial statements include an allocation for certain corporate functions historically provided by HeidelbergCement. Substantially all of the Company's senior management is employed by HeidelbergCement and certain functions critical to the Company's operations are centralized and managed by HeidelbergCement. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. Additionally, the Company resides in office space provided by HeidelbergCement. As a result, the Company enters into numerous transactions with HeidelbergCement. Costs allocated to the Company are primarily related to such activities. While we believe that these allocations are reasonable reflections of the historical utilization levels of these services in support of our business, we have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from HeidelbergCement, including changes in our employee base, changes in our legal structure, potential increased costs associated with reduced economies of scale, migration of our informational technology systems, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a public company. We do not have any history of functioning as a stand-alone company and do not present financial results in this prospectus as a stand-alone company for any full financial reporting period. As a result of these factors, the historical financial information is not necessarily representative of the amounts that would have been reflected in our financial statements had we been a stand-alone company or indicative of our future results of operations, financial position, cash flows or costs and expenses. For additional information, see "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Information" and our audited and unaudited combined predecessor financial statements and notes thereto.

The transitional services that HeidelbergCement currently provides to us may not be sufficient to meet our needs and our ability to change the scope of the services provided may be limited.

        Historically, HeidelbergCement has provided significant corporate and shared services related to corporate functions, such as executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. Following our separation from HeidelbergCement, HeidelbergCement has agreed to continue to provide many of these services on a transitional basis for a fee. While these services are being provided to us by HeidelbergCement, these services may be insufficient to meet our needs, and our operational flexibility to modify or implement changes with respect to such services or the amounts that we pay for them will be limited.

After the expiration of our transition services agreements, we will no longer have access to the resources of HeidelbergCement and we may have difficulty finding replacement services or experience increased costs resulting from decreased purchasing power.

        After the expiration of the transition services agreements, we may not be able to replace the services provided to us by HeidelbergCement or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from HeidelbergCement under the transition services agreements. Although we intend to replace portions of the services currently provided by HeidelbergCement, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms for such services or for other goods, services or supplies as favorable as those we currently have in effect.

To the extent we are required to purchase larger quantities of cement and aggregates in the open market, increases in the cost of cement or aggregates could have an adverse effect on our results of operations.

        We have historically purchased a substantial portion of our cement and aggregates from HeidelbergCement. Cement is a significant component of our variable costs. To the extent we are required to purchase larger quantities of cement or aggregates on the open market following our separation from HeidelbergCement, the related costs will be subject to market conditions and can increase, which could have an adverse effect on our results of operations.

We may not be able to favorably resolve disputes that arise between HeidelbergCement and us with respect to our past and ongoing relationships.

        Following our separation from HeidelbergCement, disputes may arise between HeidelbergCement and us in a number of areas relating to our past and ongoing relationships, including:

  •
  labor, tax, employee benefit, indemnification and other matters arising from our separation from HeidelbergCement;

  •
  employee retention and recruiting;

  •
  business combinations involving us;

  •
  sales or dispositions by HeidelbergCement of all or any portion of its ownership interest in us; and

  •
  the nature, quality and pricing of services HeidelbergCement has agreed to provide us.

        We may not be able to resolve any potential disputes or conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. The agreements that we will enter into with HeidelbergCement may be amended upon agreement between the parties. Following this offering, while HeidelbergCement will retain approximately            % of our outstanding ordinary shares, or approximately            % if the underwriters exercise their option to purchase additional ordinary shares in full, we may not possess the necessary leverage to negotiate amendments to these agreements, if required, on terms favorable to us.

Some of our directors and officers may have conflicts of interest.

        Some of our directors and officers own HeidelbergCement ordinary shares and equity awards or other instruments, the value of which is related to the value of HeidelbergCement ordinary shares, or will be designated for nomination and election to our board of directors by HeidelbergCement pursuant to our shareholders agreement, which could create, or appear to create, conflicts of interest that result in our not acting on opportunities on which we would otherwise act.

        Pursuant to our shareholders agreement, HeidelbergCement will have the right, for so long as it maintains a significant holding of our ordinary shares, to designate directors for nomination and election to our board of directors.

        In addition, some of our directors and officers will be granted equity awards in the Company, the value of which is related to the value of our ordinary shares. The direct and indirect interests of these directors and officers could create, or appear to create, conflicts of interest with respect to decisions involving both us and HeidelbergCement that could have disparate implications for HeidelbergCement and us. These decisions could, for example, relate to:

  •
  disagreement over corporate opportunities;

  •
  competition between us and HeidelbergCement;

  •
  management share ownership;

  •
  employee retention or recruiting;

  •
  our capital structure;

  •
  our use of capital, including for acquisitions and dividends; and

  •
  the services and arrangements from which we benefit as a result of our relationship with HeidelbergCement.

        Conflicts of interest could also arise if we enter into any new, or amend existing, commercial arrangements with HeidelbergCement in the future, or if HeidelbergCement decides to compete with us. Our directors and officers who have interests in both HeidelbergCement and us may also face conflicts in allocating their time between HeidelbergCement and us.

        As a result of any such conflicts of interest, we may not pursue certain opportunities that we would otherwise pursue, including growth opportunities, which may negatively affect our business and results of operations.

HeidelbergCement controls the direction of our business, and so long as it does, the concentrated ownership of our ordinary shares and certain governance arrangements will prevent other shareholders from influencing significant decisions.

        After the completion of this offering, HeidelbergCement will own approximately        % of our outstanding ordinary shares, or approximately        % if the underwriters exercise their option to purchase additional ordinary shares in full. As long as HeidelbergCement owns a majority of our outstanding ordinary shares, HeidelbergCement will be able to control any corporate action that requires a shareholder vote irrespective of the vote of any other shareholder. As a result, HeidelbergCement will have the ability to control significant corporate activities, including:

  •
  the election of our board of directors and, through our board of directors, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

  •
  acquisitions or dispositions of businesses or assets, mergers or other business combinations;

  •
  our capital structure;

  •
  the payment of dividends; and

  •
  the number of shares available for issuance under our equity incentive plans for our prospective and existing employees.

        This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you as a holder of our ordinary shares might otherwise receive a premium for your shares.

        Even if the ownership interest of HeidelbergCement is reduced to less than a majority of our outstanding ordinary shares, so long as HeidelbergCement retains a significant portion of our outstanding ordinary shares, it will have the ability to substantially influence these significant corporate activities. HeidelbergCement may have interests that conflict with the interests of other shareholders.

We are exempt from certain corporate governance requirements since we are a "controlled company" within the meaning of NYSE rules, and as a result, you will not have the protections afforded by these corporate governance requirements.

        Following the consummation of this offering, HeidelbergCement will hold a majority of our ordinary shares. As a result, after the completion of this offering, we will be considered a "controlled company" for the purposes of the NYSE listing requirements. Under these rules, a company of which more than 50% of the voting power is held by a group is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that our board of directors, our compensation committee and our nominating and corporate governance committee meet the standards of independence established by those corporate governance requirements. The NYSE independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business and affairs will be reduced.

We will be required to pay HeidelbergCement 85% of certain tax benefits attributable to periods prior to our separation from HeidelbergCement in connection with this offering. The required payment amounts to HeidelbergCement could be substantial.

        We will enter into a tax receivable agreement with HeidelbergCement, providing for the payment by us to HeidelbergCement of 85% of the U.S. federal, state and local tax benefits, if any, that we realize as a result of the utilization of certain net operating loss carry forwards, or NOLs, and certain other tax attributes that were generated prior to this offering. See "Certain Relationships and Related Party Transactions—Separation Transactions—Tax Receivable Agreement."

        We expect that the payments that we may make under the tax receivable agreement may be substantial. The payments under the tax receivable agreement are not conditioned upon HeidelbergCement's continued ownership of us.

        Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we realize in the future and the tax rate then applicable, our use of NOLs and certain other tax attributes and other factors.

        Payment under the tax receivable agreement may be accelerated in the event of certain mergers, stock or asset sales, other forms of combinations or other changes of control or upon a breach by us of our material obligations under the tax receivable agreement (such as by failing to make a payment within six months of the date on which such payment is due). Such accelerated payment would be based on the present value of projected future payments under the tax receivable agreement as of the date of the accelerating event. Such projected future payments could differ from the payments that would otherwise have resulted under the tax receivable agreement from our actual tax benefits realized from utilizing the pre-IPO NOLs.

HeidelbergCement will retain certain names and trademarks such as the "Hanson" brand. This could adversely affect our business if our market perception or recognition is negatively affected.

        Pursuant to a trademark license agreement from HeidelbergCement, we will have the right to use the "Hanson" name, branding and related intellectual property for a period of time following the separation. Accordingly, we expect to discontinue the use of the Hanson name, branding and related intellectual property and change the Company's name at the end of the term of the trademark license agreement, unless earlier terminated by the terms of the trademark license agreement. As a result of our name change, some existing and potential customers, suppliers and market participants may not recognize our new name, which may hinder our ability to maintain and develop our customer base, at least during an initial transition period. Our name change also may affect our ability to recruit qualified personnel. We may need to expend significant resources to develop our new brand in the marketplace, and if we fail to build strong new brand recognition, our net sales and profitability may decline and our business prospects may suffer.

Risks Related to This Offering and Ownership of Our Ordinary Shares

There is currently no public market for our ordinary shares, a trading market for our ordinary shares may never develop following this offering and our ordinary share prices may be volatile and could decline substantially following this offering.

        Prior to this offering, there has been no market for our ordinary shares. Although we intend to apply to list our ordinary shares on the NYSE under the symbol "            ," an active trading market for our ordinary shares may never develop or, if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

  •
  the likelihood that an active trading market for our ordinary shares will develop or be sustained;

  •
  the liquidity of any such market;

  •
  the ability of our shareholders to sell their ordinary shares; or

  •
  the price that our shareholders may obtain for their ordinary shares.

        If an active market does not develop or is not maintained, the market price of our ordinary shares may decline and you may not be able to sell your shares. Even if an active trading market develops for our ordinary shares subsequent to this offering, the market price of our ordinary shares may be highly volatile and subject to wide fluctuations.

        Some of the factors that could negatively affect or result in fluctuations in the market price of our ordinary shares include:

  •
  actual or anticipated variations in our quarterly operating results;

  •
  changes in market valuations of similar companies;

  •
  changes in the residential, infrastructure and non-residential construction markets;

  •
  additions or departures of key personnel;

  •
  actions by shareholders, including the sale by HeidelbergCement of its holdings of our ordinary shares;

  •
  speculation in the press or investment community;

  •
  general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

  •
  changes in interest rates;

  •
  our operating performance and the performance of other similar companies;

  •
  changes in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

  •
  changes in accounting principles;

  •
  changes in tax laws; and

  •
  passage of legislation or other regulatory developments that adversely affect us or the construction industry.

        These and other factors may lower the market price of our ordinary shares, regardless of our actual operating performance. As a result, our ordinary shares may trade at prices significantly below the public offering price.

        Furthermore, in recent years, the capital markets have experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our ordinary shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price and materially affect the value of your investment.

The offering price per ordinary share offered under this prospectus may not accurately reflect the value of your investment.

        Prior to this offering, there has been no market for our ordinary shares. The offering price per ordinary share offered by this prospectus was negotiated among HeidelbergCement, the underwriters and us. Factors considered in determining the price of our ordinary shares include:

  •
  the history and prospects of companies whose principal business is the manufacturing and sale of building products;

  •
  market valuations of those companies;

  •
  our capital structure;

  •
  general conditions of the securities markets at the time of this offering; and

  •
  other factors that we deemed relevant.

        The offering price may not accurately reflect the value of our ordinary shares and may not be realized upon any subsequent disposition of the shares.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our share price in the future.

        Our net sales and results of operations have historically varied from period to period and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control, including the cyclicality and seasonality of our industry. If our quarterly financial results fail to meet the expectations of securities analysts and investors, our share price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our shares. Our operating results for prior periods may not be effective predictors of future performance.

We have no present intention to pay dividends on our ordinary shares.

        We have no present intention to pay cash dividends on our ordinary shares. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. See "Dividend Policy." Accordingly, you may need to sell your ordinary shares to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

If securities or industry analysts do not publish research or reports about our business, publish inaccurate or unfavorable research about our business or change their recommendations regarding our shares adversely, our share price and trading volume could decline.

        The trading market for our ordinary shares will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our shares would likely be negatively affected. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our shares, or if analysts issue other unfavorable commentary or inaccurate research, our share price would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Future sales of our ordinary shares in the public market could cause our share price to fall.

        If our existing shareholder sells substantial amounts of our ordinary shares in the public market following this offering, the market price of our ordinary shares could decrease significantly. The perception in the public market that our existing shareholder might sell substantial amounts of our ordinary shares could also depress the market price of our ordinary shares. Any such sale or perception could also impair our ability to raise capital or pay for acquisitions using our equity securities.

        Immediately after completion of this offering, we will have                ordinary shares outstanding, including                ordinary shares that will be beneficially owned by HeidelbergCement (or                ordinary shares if the underwriters exercise their option to purchase additional shares in full). Following completion of this offering, HeidelbergCement will beneficially own approximately        % of our outstanding ordinary shares (or        % if the underwriters exercise their option to purchase additional shares in full) and, unless such shares are registered under the Securities Act such shares may only be resold into the public markets in accordance with the requirements of Rule 144, including the volume limitations, manner of sale requirements and notice requirements thereof. See "Shares Eligible for Future Sale." In addition, our remaining ordinary shares that will be outstanding immediately after completion of this offering will become eligible for sale in the public markets from time to time, subject to Securities Act restrictions, following the expiration of lock-up agreements. We, HeidelbergCement, and our officers and directors have signed lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of our ordinary shares held by them for 180 days following the date of this prospectus. The underwriters may, without notice except in certain limited circumstances, release all or any portion of the ordinary shares subject to lock-up agreements. See "Underwriting (Conflicts of Interest)" for a description of these lock-up agreements. Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to the volume, manner of sale and other limitations under Rule 144. We expect that HeidelbergCement will be considered an affiliate of us after this offering based on their expected share ownership following this offering.

        After completion of this offering, HeidelbergCement will have the right to demand that we file a registration statement with respect to our ordinary shares held by it and will have the right to include its shares in any registration statement that we file with the SEC, subject to certain exceptions. See "Shares Eligible for Future Sale." Any registration of the shares owned by HeidelbergCement would enable those shares to be sold in the public market, subject to certain restrictions in our registration rights agreement and the restrictions under the lock-up agreements referred to above.

        The market price for our ordinary shares may drop significantly when the restrictions on resale by our existing shareholder lapse or if those restrictions on resale are waived. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities. In addition, following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering shares under our share incentive plan. Subject to the terms of the awards granting the shares included in this registration statement and except for shares held by affiliates who will have certain restrictions on their ability to sell, the shares will be available for sale in the public market immediately after the registration statement is filed. See "Shares Eligible for Future Sale."

In the future, we expect to issue options, restricted shares and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our ordinary shares to decline.

        We expect to offer stock options, restricted shares and other forms of share-based compensation to our directors, officers and employees in the future. If any options that we issue are exercised, or any restricted shares that we may issue vest, and those shares are sold into the public market, the market price of our ordinary shares may decline. In addition, the availability of ordinary shares for award under our equity incentive plan, or the grant of stock options, restricted shares or other forms of share-based compensation, may adversely affect the market price of our ordinary shares.

Our ability to raise capital in the future may be limited.

        Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to ordinary shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ordinary shares. If we issue additional equity securities, existing shareholders will experience dilution, and the new equity securities could have rights senior to those of our ordinary shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future securities offerings reducing the market price of our ordinary shares and diluting their interest.

We are a holding company and depend on the cash flow of our subsidiaries.

        We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets and intellectual property. Consequently, our cash flow and our ability to meet our obligations and pay any future dividends to our shareholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries directly or indirectly to us in the form of dividends, distributions and other payments. Any inability on the part of our subsidiaries to make payments to us could have a material adverse effect on our business, financial condition and cash flows.

Provisions of our Articles of Association could discourage, delay or prevent a merger or acquisition at a premium price.

        Provisions in our Articles of Association may have the effect of delaying or preventing a change of control or changes in our management. Our Articles of Association include provisions that:

  •
  permit us to issue, without shareholder approval, preferred shares in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

  •
  restrict the ability of shareholders to act by written consent;

  •
  limit the ability of shareholders to amend our Articles of Association;

  •
  limit the right of shareholders to remove directors;

  •
  require advance notice for nominations for election to the board of directors; and

  •
  establish a classified board of directors with staggered three-year terms.

        These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquirer may offer a premium price for our ordinary shares. See "Description of Share Capital—Anti-Takeover Effects of Certain Provisions of Our Articles of Association."

The requirements of being a public company may strain our resources and divert management's attention and our lack of public company operating experience may impact our business and share price.

        As a U.S. public company, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources.

        As a result of disclosure of information in this prospectus and in filings required of a public company, our business, financial condition, results of operations and cash flows will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

        We also expect that being a public company and these new rules and regulations will make it expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to obtain coverage. Potential liability associated with serving on a public company's board could make it difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee and qualified executive officers.

        Our lack of public company operating experience may make it difficult to forecast and evaluate our prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, financial condition and results of operations may be harmed, which could cause our share price to decline.

We will incur increased costs as a result of being a publicly traded company.

        As a company with publicly traded securities, we will incur significant legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act and rules promulgated by the SEC and NYSE require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs and may place a strain on our systems and resources. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve these controls, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies.

Our ordinary shares are issued under the laws of Jersey, which may not provide the level of legal certainty and transparency afforded by incorporation in a U.S. state.

        We are organized under the laws of the Bailiwick of Jersey, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the EU. Jersey legislation regarding companies is largely based on English corporate law principles. A further summary of applicable Jersey company law is contained in this prospectus. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

A change in our tax residence could have a negative effect on our future profitability.

        Although we are organized under the laws of Jersey, the affairs of the Company are and are intended to continue to be managed and controlled in the United Kingdom and therefore we are resident in the United Kingdom for U.K. and Jersey tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. If we cease to be a U.K. tax resident, we may be subject to a charge to U.K. corporation tax on chargeable gains on our assets and to unexpected tax charges in other jurisdictions on our income or net profit. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge to local capital gains tax on the assets.

U.S. Holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company (or PFIC) for U.S. federal income tax purposes.

        The Company believes it would not have been a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in the 2013 tax year had it been a separate taxable entity from HeidelbergCement and will not be a PFIC in its initial tax year. The Company also does not expect to become a PFIC in the foreseeable future, but the Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If we are at any time treated as a PFIC, such treatment could result in a reduction in the after-tax return to U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares. Furthermore, if we are at any time treated as a PFIC, U.S. Holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. For U.S. federal income tax purposes, "U.S. Holders" include individuals and various entities. A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of all its assets produces or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. The PFIC rules are complex and a U.S. Holder of our ordinary shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. For information on the U.S. federal tax implications on U.S. Holders, see the section entitled "Taxation."

U.S. shareholders may not be able to enforce civil liabilities against us.

        A number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Jersey solicitors that there is doubt as to the enforceability in Jersey of original actions, or of actions for enforcement of judgments of U.S. courts, for civil liabilities to the extent predicated upon the federal and state securities laws of the United States.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." These forward-looking statements are included throughout this prospectus, including in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Certain Relationships and Related Party Transactions," and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, cash flows, capital resources and other financial and operating information. We have used the words "approximately," "anticipate," "assume," "believe," "contemplate," "continue," "could," "estimate," "expect," "future," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "target," "will" and similar terms and phrases to identify forward-looking statements in this prospectus. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including:

  •
  cyclicality in our markets in the United States, Eastern Canada and the United Kingdom, especially the new residential, infrastructure and non-residential construction and infrastructure markets;

  •
  the highly competitive nature of our markets and the substitutability of competitors' products;

  •
  disruptions in our supply of fly ash, an ingredient in our aircrete blocks in the United Kingdom, due to regulatory change and the difficulty in finding alternatives;

  •
  the potential loss of customers;

  •
  changes in affordability of energy or freight costs;

  •
  indebtedness that we intend to incur prior to the completion of this offering;

  •
  material disruptions at our facilities or the facilities of our suppliers;

  •
  changes in, cost of compliance with or the failure or inability to comply with governmental laws and regulations, in particular environmental laws and regulations;

  •
  our involvement in legal and regulatory proceedings;

  •
  our ability to attract and retain key management employees;

  •
  disruptions in our information technology systems;

  •
  labor disruptions;

  •
  the seasonal nature of our business;

  •
  the effectiveness of our internal controls over financial reporting;

  •
  increased costs and demands on management as a public company;

  •
  our lack of public company operating experience;

  •
  our reliance on HeidelbergCement for many of our administrative services;

  •
  our relationship, and actual and potential conflicts of interest, with HeidelbergCement; and

  •
  additional factors discussed under the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

        The forward-looking statements contained in this prospectus are based on historical performance and management's current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those described in "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

 USE OF PROCEEDS

        We will not receive any proceeds from the sale of our ordinary shares by the Selling Shareholder offered pursuant to this prospectus, including any proceeds that the Selling Shareholder may receive from the exercise by the underwriters of their option to purchase additional ordinary shares from the Selling Shareholder. The net proceeds from this offering will be received by the Selling Shareholder.

 DIVIDEND POLICY

        We have no present intention to pay cash dividends on our ordinary shares. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. Pursuant to the Companies (Jersey) Law 1991, we may only pay a dividend if the directors who authorize the dividend make a prior solvency statement in the statutory form.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to:

  •
  the retention of certain assets and liabilities by HeidelbergCement;

  •
  the incurrence of indebtedness under the term loans to be entered into prior to, or concurrently with, this offering;

  •
  the corporate separation transactions as described in "Certain Relationships and Related Party Transactions"; and

  •
  the completion of this offering.

        Collectively, the transactions underlying these adjustments are referred to as the "Pro Forma Transactions."

        Cash and cash equivalents are not components of our total capitalization. You should read this table in conjunction with our audited and unaudited combined predecessor financial statements and the notes thereto appearing elsewhere in this prospectus, as well as "Selected Financial Data," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions" and "Description of Certain Indebtedness," and the other financial information included elsewhere in this prospectus.

	September 30, 2014
	Actual	Pro Forma As Adjusted
	(In thousands, except share data)
Cash and cash equivalents(1)	$10,468	$10,468

Long-term debt (including current portion)	—	343,182
Capital lease obligations (including current portion)	19,371	19,371

Parent company net investment(2)
Accumulated other comprehensive income (loss)	9,447	9,431
Accumulated net contributions from parent	965,577	549,803

Total parent company net investment	975,024	559,234

Shareholders' equity(3)
Ordinary shares, nominal value $0.01 per share; shares authorized and shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	—

Total shareholders' equity	—

Total capitalization	$994,395	$921,787

(1)
We use HeidelbergCement's centralized systems for cash management. As a result, all cash related to our operations is commingled with HeidelbergCement's general corporate funds and is not specifically allocated to us.

(2)
Parent company net investment represents the cumulative net investment in us, inclusive of operating results. In connection with this offering, HeidelbergCement's investment will be converted into shares of Hanson Building Products Limited.

(3)
Shareholders' equity reflects the conversion of the parent company net investment into our ordinary shares and sale of                  ordinary shares in this offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses.

SELECTED FINANCIAL DATA

        The following selected combined predecessor financial data should be read in conjunction with our audited and unaudited combined predecessor financial statements and the notes thereto appearing elsewhere in this prospectus, as well as "Capitalization," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions" and "Description of Certain Indebtedness" and the other financial information included elsewhere in this prospectus.

        The Company was formed on August 14, 2014 and has not, to date, conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus forms a part. Therefore, we believe that a presentation of the historical results of the Company would not be meaningful. Accordingly, the following presents the historical financial information for HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom. HeidelbergCement holds all of the historical assets and liabilities related to the business that the Company will acquire.

        The financial statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, the historical results should not be relied upon as an indicator of our future performance.

        The selected combined predecessor statement of operations data and the selected combined predecessor statement of cash flows data for the years ended December 31, 2013, 2012 and 2011 and the selected combined predecessor balance sheet data as of December 31, 2013 and 2012 have been derived from our audited combined predecessor financial statements, which are included elsewhere in this prospectus. The selected combined predecessor statement of operations data for the years ended December 31, 2010 and 2009 and the selected combined predecessor balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from unaudited combined predecessor financial information not included in this prospectus.

        The selected combined predecessor statement of operations data and the selected combined predecessor statement of cash flows data for the nine months ended September 30, 2014 and 2013 and the selected combined predecessor balance sheet data as of September 30, 2014 are derived from our unaudited combined predecessor financial statements, which are included elsewhere in this prospectus. We prepared our unaudited combined predecessor financial statements on the same basis as our audited combined predecessor financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary to present fairly our predecessor's financial position and results of operations for the unaudited periods. Operating results for the nine-month periods are not necessarily indicative of results for a full financial year, or any other periods, including future periods.

        Our historical combined predecessor financial statements have been prepared on a stand-alone basis in accordance with U.S. GAAP and are derived from HeidelbergCement's consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom, and include allocations of expenses from HeidelbergCement. Our predecessor's historical results are not necessarily indicative of our results in any future period.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands)
Statement of Operations Data:
Net sales	$957,609	$863,021	$1,124,363	$1,177,621	$1,221,007	$1,181,212	$1,296,362
Cost of good sold	790,014	745,276	984,695	1,060,668	1,097,410	1,056,870	1,192,288

Gross profit	$167,595	$117,745	$139,668	$116,953	$123,597	$124,342	$104,074

Selling, general and administrative expenses	(126,764)	(103,439)	(137,635)	(153,760)	(158,270)	(174,331)	(197,100)
Income (loss) from operations	46,306	8,037	(249,898)	(36,641)	(52,510)	(65,913)	(2,110,694)
Net income (loss)	$33,822	$6,549	$(252,711)	$(59,209)	$(58,101)	$(97,848)	$(2,236,159)

	As of September 30,	As of December 31,
	2014	2013	2012	2011	2010	2009
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,468	$22,821	$21,960	$25,568	$3,779	$22,723
Trade receivables, net	197,084	167,893	179,694	186,786	204,107	201,998
Inventories, net	234,216	205,342	226,967	239,447	270,430	300,112
Property, plant and equipment, net	689,877	735,351	788,105	878,026	934,557	1,028,341
Total assets	1,317,613	1,345,197	1,697,367	1,836,914	1,965,025	2,148,044
Total long-term liabilities	98,588	90,019	87,216	93,556	89,042	90,078
Total liabilities	342,589	296,369	312,123	315,492	295,483	302,882
Total parent company net investment	975,024	1,048,828	1,385,244	1,521,423	1,669,555	1,845,163

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	(In thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$46,187	$37,899	$67,466	$27,732	$92,307
Net cash provided by (used in) investing activities	3,620	(1,541)	11,047	68,131	13,433
Net cash used in financing activities	(62,151)	(51,652)	(78,125)	(100,538)	(82,452)

		Year ended December 31,
	Latest twelve months ended September 30, 2014
		2013	2012	2011
	(unaudited)
	(In thousands, except percentages)
Other Financial Data:
Pro Forma Adjusted EBITDA(1)(2)	$145,419	$89,551	$78,608	$91,296
Pro Forma Adjusted EBITDA margin(1)	11.9%	8.0%	6.7%	7.5%

(1)
Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are non-GAAP measures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management".

(2)
Adjusted EBITDA for the nine months ended September 30, 2014 and 2013 were $105.8 million and $58.5 million, respectively, and for the years ended December 31, 2013, 2012 and 2011 were $66.6 million, $33.0 million and $41.2 million, respectively. Adjusted EBITDA is a non-GAAP measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management".

 UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The unaudited pro forma combined financial information and the related notes should be read in conjunction with our audited and unaudited combined predecessor financial statements and the notes thereto appearing elsewhere in this prospectus, as well as "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions," "Description of Certain Indebtedness" and the other financial information included elsewhere in this prospectus.

        The following unaudited pro forma combined financial information consists of unaudited pro forma combined statement of operations data for the nine months ended September 30, 2014 and 2013 and for the years ended December 31, 2013, 2012 and 2011 and unaudited pro forma combined balance sheet data as of September 30, 2014. The unaudited pro forma combined financial information has been derived by application of pro forma adjustments to our historical combined predecessor financial statements included elsewhere in this prospectus.

        The Company was formed on August 14, 2014 and has not, to date, conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus forms a part. Therefore, we believe that a presentation of the historical results of the Company would not be meaningful. Accordingly, the following presents the pro forma financial information for HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom. HeidelbergCement holds all of the historical assets and liabilities related to the business that the Company will acquire.

        We have included the unaudited pro forma combined financial information to reflect the following, on a pro forma basis:

  •
  the retention of certain assets and liabilities by HeidelbergCement;

  •
  the incurrence of indebtedness under the term loans to be entered into prior to, or concurrently with, this offering;

  •
  the corporate separation transactions as described in "Certain Relationships and Related Party Transactions"; and

  •
  the completion of this offering.

        We have accounted for the retention of assets and liabilities described above, using the predecessor values, given that these will be transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction will be reflected as an adjustment to parent company net investment. We present herein pro forma statements of operations for the years ended December 31, 2013, 2012 and 2011, which are the same periods included in our audited combined predecessor financial statements.

        The events above are described in more detail in the notes to this "Unaudited Pro Forma Combined Financial Information."

        We have assumed that the above transactions have been completed on:

  •
  January 1, 2011 for purposes of presenting the Unaudited Pro Forma Combined Statements of Operations for the nine months ended September 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011.

  •
  September 30, 2014 for purposes of presenting the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2014.

        The unaudited pro forma combined financial information is presented for illustrative purposes only and reflects estimates and certain assumptions made by our management that are considered reasonable under the circumstances as of the date of this prospectus and which are based on the information available at the time of the preparation of the unaudited pro forma combined financial information. Actual adjustments may differ materially from the information presented herein. The unaudited pro forma combined financial information does not purport to represent what our combined income statement and combined statement of financial position would have been if the relevant transactions had occurred on the dates indicated and is not intended to project our consolidated results of operations or consolidated financial position for any future period or date.

        We have calculated earnings per share assuming a total of             ordinary shares outstanding after the consummation of this offering. Since our predecessor is a combination of entities under common control and did not have any share capital as of December 31, 2013, 2012 and 2011, we have not calculated earnings per share on a historical basis.

Hanson Building Products

Unaudited Pro Forma Combined Statement Of Operations

For the Nine Months Ended September 30, 2014

(In Thousands, Except Per Share Data)

	Historical	HeidelbergCement Retained Assets(1)	New Indebtedness(2)	Corporate Separation Transactions(3)	Pro Forma
Net sales	$957,609	$(61,438)	$—	$	$
Cost of goods sold	790,014	(62,257)	—

Gross profit	167,595	819	—
Selling, general and administrative expenses	(126,764)	2,028	—
Impairment and restructuring charges	(2,987)	—	—
Equity in earnings (loss) of investee	3,013	—	—
Gain (loss) on sale of property, plant and equipment and business, net	2,889	(452)	—
Other operating income	2,560	(1,379)	—

Income from operations	46,306	1,016	—
Other income (expenses)
Other income (expenses), net	(1,713)	(2)	(8,668)

Income from continuing operations before income taxes	44,593	1,014	(8,668)
Income tax expense	(11,424)	1,249	—

Income from continuing operations	33,169	2,263	(8,668)

Discontinued operations
Income from discontinued operations (including gain (loss) on HeidelbergCement Retained Assets)	653	—	—
Income tax benefit (expense) from discontinued operations	—	—	—

Gain (loss) on discontinued operations, net of income tax	653	—	—

Net income	$33,822	$2,263	$(8,668)	$	$

Net income per share, basic and diluted:
Basic					$
Diluted					$
Weighted average shares outstanding:
Basic					$
Diluted					$

See notes to unaudited pro forma combined financial information.

Hanson Building Products

Unaudited Pro Forma Combined Statement Of Operations

For the Nine Months Ended September 30, 2013

(In Thousands, Except Per Share Data)

	Historical		HeidelbergCement Retained Assets(1)	New Indebtedness(2)	Corporate Separation Transactions(3)	Pro Forma
Net sales	$		$(49,581)	$—	$	$
Cost of goods sold		745,276	(50,383)	—

Gross profit		117,745	802	—
Selling, general and administrative expenses		(103,439)	2,113	—
Impairment and restructuring charges		(10,552)	2,340	—
Equity in earnings (loss) of investee		166	—	—
Gain (loss) on sale of property, plant and equipment and business, net		3,265	(13)	—
Other operating income		852	3,277	—

Income from operations		8,037	8,519	—
Other income (expenses)
Other income (expenses), net		136	—	(8,586)

Income from continuing operations before income taxes		8,173	8,519	(8,586)
Income tax expense		(1,057)	(190)	—

Income from continuing operations		7,116	8,329	(8,586)

Discontinued operations
Income from discontinued operations (including gain (loss) on HeidelbergCement Retained Assets)		(567)	—	—
Income tax benefit (expense) from discontinued operations		—	—	—

Gain (loss) on discontinued operations, net of income tax		(567)	—	—

Net income		$6,549	$8,329	$(8,586)	$	$

Net income per share, basic and diluted:
Basic						$
Diluted						$
Weighted average shares outstanding:
Basic						$
Diluted						$

See notes to unaudited pro forma combined financial information.

Hanson Building Products

Unaudited Pro Forma Combined Statement Of Operations

For the Year Ended December 31, 2013

(In Thousands, Except Per Share Data)

	Historical	HeidelbergCement Retained Assets(1)	New Indebtedness(2)	Corporate Separation Transactions(3)	Pro Forma
Net sales	$1,124,363	$(73,901)	$—	$	$
Cost of goods sold	984,695	(77,081)	—

Gross profit	139,668	3,180	—
Selling, general and administrative expenses	(137,635)	4,453	—
Impairment and restructuring charges	(267,131)	6,295	—
Equity in earnings (loss) of investee	221	—	—
Gain (loss) on sale of property, plant and equipment and business, net	8,674	(607)	—
Other operating income	6,305	759	—

Loss from operations	(249,898)	14,080	—
Other income (expenses)
Other income (expenses), net	270	750	(11,547)

Loss from continuing operations before income taxes	(249,628)	14,830	(11,547)
Income tax expense	(3,069)	(4,934)	—

Loss from continuing operations	(252,697)	9,896	(11,547)

Discontinued operations
Loss from discontinued operations (including loss on disposal of $(174))	(14)	—	—
Income tax benefit from discontinued operations	—	—	—			—

Gain (loss) on discontinued operations, net of income tax	(14)	—	—

Net loss	$(252,711)	$9,896	$(11,547)	$	$

Net loss per share, basic and diluted:
Basic					$
Diluted					$
Weighted average shares outstanding:
Basic					$
Diluted					$

See notes to unaudited pro forma combined financial information.

Hanson Building Products

Unaudited Pro Forma Combined Statement Of Operations

For the Year Ended December 31, 2012

(In Thousands, Except Per Share Data)

	Historical	HeidelbergCement Retained Assets(1)	New Indebtedness(2)	Corporate Separation Transactions(3)	Pro forma
Net sales	$1,177,621	$(78,484)	$—	$	$
Cost of goods sold	1,060,668	(87,447)	—

Gross profit	116,953	8,963	—
Selling, general and administrative expenses	(153,760)	4,865	—
Impairment and restructuring charges	(22,441)	7,963	—
Equity in losses of equity method investee	(870)	—	—
Gain (loss) on sale of property, plant and equipment and business, net	17,741	(3,161)	—
Other operating income	5,736	1,504	—

Loss from operations	(36,641)	20,134	—
Other income (expenses)
Other income (expense), net	(1,328)	(239)	(12,358)

Loss from continuing operations before income taxes	(37,969)	19,895	(12,358)
Income tax expense	(4,373)	(6,782)	—

Loss from continuing operations	(42,342)	13,113	(12,358)

Discontinued operations
Loss from discontinued operations (including loss on disposal of ($15,553)	(18,841)	—	—
Income tax benefit from discontinued operations	1,974	—	—

Gain (loss) on discontinued operations, net of income tax	(16,867)	—	—

Net loss	$(59,209)	$13,113	$(12,358)	$	$

Net loss per share, basic and diluted:
Basic					$
Diluted					$
Weighted average shares outstanding:
Basic					$
Diluted					$

See notes to unaudited pro forma combined financial information.

Hanson Building Products

Unaudited Pro Forma Combined Statement Of Operations

For the Year Ended December 31, 2011

(In Thousands, Except Per Share Data)

	Historical	HeidelbergCement Retained Assets(1)	New Indebtedness(2)	Corporate Separation Transactions(3)	Pro Forma
Net sales	$1,221,007	$(85,675)	$—	$	$
Cost of goods sold	1,097,410	(93,177)	—

Gross profit	123,597	7,502	—
Selling, general and administrative expenses	(158,270)	5,485	—
Impairment and restructuring charges	(31,062)	10,464	—
Gain (loss) on sale of property, plant and equipment and business, net	8,588	(127)	—
Other operating income	4,637	1,177	—

Loss from operations	(52,510)	24,501	—
Other income (expenses)
Other income (expenses), net	686	7	(12,502)

Loss from continuing operations before income taxes	(51,824)	24,508	(12,502)
Income tax expense	(2,108)	(8,395)	—

Loss from continuing operations	(53,932)	16,113	(12,502)

Discontinued operations
Loss from discontinued operations (including gain on disposal of $382)	(3,300)		—
Income tax benefit from discontinued operations	(869)	—	—

Gain (loss) on discontinued operations, net of income tax	(4,169)	—	—

Net loss	$(58,101)	$16,113	$(12,502)	$	$

Net loss per share, basic and diluted:
Basic					$
Diluted					$
Weighted average shares outstanding:
Basic					$
Diluted					$

See notes to unaudited pro forma combined financial information.

Hanson Building Products

Unaudited Pro Forma Combined Balance Sheet

As of September 30, 2014

(In Thousands, Except Per Share Data)

	Historical	HeidelbergCement Retained Assets(1)	New Indebtedness(2)		Corporate Separation Transactions(3)	Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$10,468	$—	$		$	$
Trade receivables	197,084	(14,309)
Inventories	234,216	(3)
Preferred investment in equity method investee	—	—
Related party receivable	—	—
Assets held for sale	11,090	(11,090)
Other current assets	8,385	(254)

Total current assets	461,243	(25,656)

Non-current assets
Property, plant and equipment, net	689,877	(51,522)
Goodwill and other intangible assets, net	113,275	—
Investment in equity method investees	48,131	—
Assets held for sale	3,622	—
Other long term assets	1,465	—

Total assets	$1,317,613	$(77,178)	$		$	$

LIABILITIES AND INVESTED EQUITY
Current liabilities
Trade payables	$108,556	$(5,880)	$		$	$
Accrued liabilities	92,645	(219)
Related party payables	22,194	—
Liabilities under asset backed security arrangements	6,044	—
Employee benefit obligations	324	—
Deferred revenue	9,441	—
Capital lease liability	3,298	—
Liabilities held for sale	1,499	1,719

Total current liabilities	244,001	(4,380)

Non-current liabilities
Notes payable	—	—		343,182
Capital lease liability	16,073	—
Employee benefit obligations	12,297	—
Deferred tax liabilities	10,952	—
Other long term liabilities	59,266	(190)

Total liabilities	342,589	(4,570)		343,182

Parent company net investment
Accumulated other comprehensive income (loss)	9,447	(16)
Accumulated net contributions from parent	965,577	(72,592)		(343,182)

Total parent company net investment	975,024	(72,608)		(343,182)

Total liabilities and parent company net investment	$1,317,613	$(77,178)		$—	$	$

See notes to unaudited pro forma combined financial information.

Hanson Building Products

Notes To Unaudited Pro Forma Combined Financial Information

(1)
Reflects the assets and liabilities that are included in our historical combined predecessor financial statements that will be retained by HeidelbergCement and therefore will not be associated with the ongoing business of the Company. These amounts include:

  •
  net sales for the Maple Grove structural precast manufacturing business of $33.8 million and $24.1 million for the nine months ended September 30, 2014 and 2013, respectively, and $34.7 million, $30.9 million and $20.8 million for the years ended December 31, 2013, 2012 and 2011, respectively;

  •
  net sales for Irvine Whitlock Ltd., a building contracting business ("Irvine Whitlock"), of $27.5 million and $23.8 million for the nine months ended September 30, 2014 and 2013, respectively, and $37.4 million, $30.4 million and $37.5 million for the years ended December 31, 2013, 2012 and 2011, respectively;

  •
  net sales for the 35 excess properties in the United States and United Kingdom (the "Excess Properties") for the nine months ended September 30, 2014 and September 30, 2013 were $0.2 million and $1.7, respectively, and for the years ended December 31, 2013, 2012 and 2011 were $1.8 million, $17.2 million and $27.4 million for the United States, respectively, and $0 for all years for the United Kingdom, respectively;

  •
  net income (loss) for Maple Grove of $0.5 million and $(0.1) million for the nine months ended September 30, 2014 and 2013, respectively, and $(1.7) million, $(3.1) million and $(3.7) million for the years ended December 31, 2013, 2012 and 2011, respectively;

  •
  net income (loss) for Irvine Whitlock of $(2.4) million and $0.2 million for the nine months ended September 30, 2014 and 2013, respectively, and $(1.3) million, $(1.1) million and $(0.9) million for the years ended December 31, 2013, 2012 and 2011, respectively;

  •
  net income (loss) for the Excess Properties in the United Kingdom of $(1.0) million and ($0.7) million for the nine months ended September 30, 2014 and 2013, respectively, and $(0.9) million, $(0.3) million and $(0.8) million for the years ended December 31, 2013, 2012 and 2011, respectively; and

  •
  total assets for Irvine Whitlock and the Excess properties were $16.8 million and $62.1 million, at September 30, 2014, respectively.

(2)
Reflects the incurrence of $343.2 million of indebtedness, which consists of term loans. See "Description of Certain Indebtedness." The initial target debt level was determined based on a review of a number of factors including credit ratings considerations, forecast liquidity and capital requirements, expected operating results and general economic conditions.

(3)
Reflects the execution of the transition services agreements with HeidelbergCement under which the Company will pay for certain services provided by HeidelbergCement. These expenses will be reduced from the corporate overhead allocations included in the combined predecessor financial statements for the nine months ended September 30, 3014 in the amount of $            and by $            , $            and $            for the years ended December 31, 2013, 2012 and 2011, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our audited and unaudited combined predecessor financial statements and the related notes, and our unaudited pro forma combined financial information and the related notes, included elsewhere in this prospectus.

        The Company was formed on August 14, 2014 and has not, to date, conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus forms a part. Therefore, we believe that a discussion of the historical results of the Company would not be meaningful. Accordingly, the following analyzes the historical financial information for the United States, Eastern Canada and United Kingdom building products business of HeidelbergCement. HeidelbergCement holds all of the historical assets and liabilities related to the business that the Company will acquire.

        Unless otherwise specified, any references that speak as of the period prior to the completion of this offering to "our," "we" and "us" in this discussion and analysis refer to the United States, Eastern Canada and United Kingdom building products business of HeidelbergCement and references to "our," "we" and "us" that speak as of or after completion of this offering refer to Hanson Building Products Limited.

        This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See "Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions associated with those statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, but not limited to, those in "Risk Factors" and in other portions of this prospectus.

Overview

Our Company

        We are a leading multinational manufacturer of a diversified range of concrete and clay building products in the United States, Eastern Canada and the United Kingdom. Our primary products are concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks. Our products are used across a broad range of end markets, including residential construction, water and transportation infrastructure and non-residential construction applications. We have established a leading position in most of our products and end markets by leveraging our scale, engineering capabilities, manufacturing excellence, sales and distribution platforms and customer service both prior to and after a sale.

Basis of Presentation

        The historical combined predecessor financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. GAAP, are derived from HeidelbergCement's consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom and include allocations of expenses from HeidelbergCement.

        The combined predecessor statements of operations include expense allocations for certain corporate functions historically provided by HeidelbergCement. Substantially all of our senior management is employed by HeidelbergCement and certain functions critical to our operations are centralized and managed by HeidelbergCement. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. Additionally, we reside in office space provided by HeidelbergCement. The costs of each of these services have been allocated to us on the basis of our relative net sales or headcount as compared to that of HeidelbergCement depending upon which allocation methodology is more meaningful for each such service. These allocations are reflected in selling, general and administrative expenses in the combined predecessor statements of operations and totaled $34.5 million and $33.4 million for the nine months ended September 30, 2014 and 2013, respectively, and $44.9 million, $48.0 million and $49.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. HeidelbergCement and we consider these allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense that we would have incurred as a stand-alone company. We estimate that we would have incurred approximately $37.6 million of selling, general and administrative expenses in 2014 as a stand-alone entity to replace the services provided by HeidelbergCement which have been allocated to us in our combined financial statements. Actual costs that may have been incurred if we had been a stand-alone public company in the nine month periods ended September 30, 2014 and 2013, and during the years ended December 31, 2013, 2012 and 2011 would depend on a number of factors, including our chosen organizational structure, what functions were outsourced or performed by our employees and strategic decisions made in areas such as information technology systems and infrastructure. We estimate that our annual selling, general and administrative expenses will increase by approximately $3.5 million as a public company with a one-time cost of approximately $11.3 million in the first year as a public company. These services will be provided pursuant to the transition services agreements which will become effective at the closing of this offering and will expire in one year, unless earlier terminated or extended according to their terms. The allocation of costs described above will be replaced with fees paid to HeidelbergCement for services provided under the transition services agreements and expenses incurred by us to replace services no longer provided by HeidelbergCement.

        Due to these and other changes that we anticipate in connection with this offering, the historical financial information included in this prospectus is not necessarily indicative of our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity that operated independently of HeidelbergCement during the periods presented.

Our Segments

        Our operations are organized into the following reportable segments: North America Gravity Pipe & Precast, North America Pressure Pipe, North America Bricks, U.K. Bricks & Blocks and Other.

North America Gravity Pipe & Precast

        This segment includes our gravity pipe and precast operations in the United States and Eastern Canada. For the nine months ended September 30, 2014 and for the year ended December 31, 2013, our North America Gravity Pipe & Precast segment contributed 33% and 31%, respectively, of our net sales and 31% and 20%, respectively, of our Adjusted EBITDA.

North America Pressure Pipe

        This segment includes our pressure pipe operations in the United States and Eastern Canada. For the nine months ended September 30, 2014 and for the year ended December 31, 2013, our North America Pressure Pipe segment contributed 11% and 15%, respectively, of our net sales and 3% and 27%, respectively, of our Adjusted EBITDA.

North America Bricks

        This segment includes our brick operations in the United States and Eastern Canada. For the nine months ended September 30, 2014 and for the year ended December 31, 2013, our North America

Bricks segment contributed 11% and 13%, respectively, of our net sales and 6% and 22%, respectively, of our Adjusted EBITDA.

U.K. Bricks & Blocks

        This segment includes our brick, aircrete block and aggregate block and specialized clay roofing products operations in the United Kingdom. For the nine months ended September 30, 2014 and for the year ended December 31, 2013, our U.K. Bricks & Blocks segment contributed 28% and 23%, respectively, of our net sales and 63% and 39%, respectively, of our Adjusted EBITDA.

Other

        This segment includes our precast flooring and other precast products business in the United Kingdom, our structural precast and roof tile businesses in the United States and our concrete pavers and external wall insulation businesses in the United Kingdom. For the nine months ended September 30, 2014 and for the year ended December 31, 2013, our other operations contributed 17% and 18%, respectively, of our net sales and (3%) and (8%), respectively, of our Adjusted EBITDA.

Factors Affecting Our Financial Statements

Separation Transactions

        Our business has been operated as part of HeidelbergCement since 2007. Our assets, liabilities and operating results have been included in the consolidated financial statements of HeidelbergCement since that time. As part of our separation from HeidelbergCement, HeidelbergCement expects to transfer to us the assets and liabilities of its United States, Eastern Canada and United Kingdom building products business reflected in the combined predecessor financial statements included elsewhere in this prospectus with the exception of the retention of certain assets and liabilities by HeidelbergCement, including the Maple Grove structural precast manufacturing business in the United States, the Irvine Whitlock building contracting business in the United Kingdom and 33 excess properties in the United States and the United Kingdom that are classified as assets and liabilities held for sale in our combined predecessor financial statements. We incurred costs and expenses of $(0.1) million and $4.1 million for the nine months ended September 30, 2014 and 2013, respectively, and $4.2 million, $10.1 million and $15.2 million for the years ended December 31, 2013, 2012 and 2011, respectively, attributable to the above-described assets to be retained by HeidelbergCement. See "Certain Relationships and Related Party Transactions."

        In connection with this offering and our separation from HeidelbergCement, certain defined benefit pension plans which cover our employees will be retained by HeidelbergCement. The amount of pension expense attributable to these pension plans included in costs and expenses in our combined financial statements for the nine months ended September 30, 2014 and 2013 was $8.6 million and $9.0 million, respectively, and for the years ended December 31, 2013, 2012 and 2011 was $12.1 million, $15.9 million and $15.7 million, respectively.

        Our audited and unaudited combined predecessor financial statements included elsewhere in this prospectus, which are discussed below, reflect the historical financial position, results of operations and cash flows of the business that will be transferred to us from HeidelbergCement pursuant to the separation.

Discontinued Operations and Operational Improvement Measures

        The recent global economic recession generally led to a reduction in our net sales as the residential and non-residential construction industry declined. As a result, we undertook a number of initiatives designed to resize our operations and improve our profitability and operational efficiency.

        As part of these initiatives, we disposed of our North America paver business and exited two markets in California in 2012. Net proceeds from the sale of the paver business were $60.6 million, resulting in a loss on sale of $15.4 million. The results of these disposed operations have been classified in our financial statements as discontinued operations.

        In addition, we implemented various operational efficiency measures with respect to our business. In the period from January 1, 2009 to September 30, 2014, we closed 48 plants in North America and 15 plants in the United Kingdom. The plant closures were necessary to streamline our manufacturing footprint and reduce overcapacity, reduce our headcount and reduce capital expenditures. Closed plants that have been marketed for sale have been written down to their fair value less costs to sell. These properties are classified as assets held for sale in our financial statements.

        We believe that these measures have substantially increased our operational efficiency in our remaining manufacturing plants and will enable us to improve our financial results in future periods.

        Although we believe we are well positioned to utilize our excess manufacturing capacity to meet increasing market demand despite our resizing measures and significant headcount reductions undertaken in the last few years, there can be no guarantee that we will be able to respond in a timely manner to increased demand on our manufacturing capacity. In addition, where we are required to quickly react to such increase in demand, the costs associated with the accelerated ramp-up could have an adverse impact on our gross margin.

CP&P Joint Venture

        In July 2012, we entered into a joint venture agreement with Americast, Inc. to form Concrete Pipe & Precast LLC ("CP&P"). We contributed plant assets and related inventory from nine plants as part of the agreement to form CP&P and, in return for the contribution, we obtained a 50% ownership interest in the joint venture. CP&P is engaged primarily in the manufacture, marketing, sale and distribution of concrete pipe and precast products. Its operations are primarily in Virginia, West Virginia, Maryland, North Carolina, South Carolina and Georgia with sales to contiguous states. Upon the contribution of these assets to CP&P, we began to recognize our proportionate share of the joint venture's net income (loss) in the third quarter of 2012 in the "equity earnings (losses) from equity method investees" line of our combined predecessor statements of operations. Prior to contributing these assets to CP&P in July 2012, the results of operations for these assets were included in our net sales, cost of goods sold and gross profit.

Principal Factors Affecting Our Results of Operations

        Our operating results and financial performance are influenced by a variety of factors, including conditions in the residential, infrastructure and non-residential construction markets, general economic conditions, changes in raw material and energy costs, seasonality and weather conditions and changes in currency exchange rates. Some of the more important factors are discussed below.

Residential and Non-Residential Construction Activities and Infrastructure Spending

        Historically, demand for our products has been closely correlated with residential and non-residential construction activities in the United States, Eastern Canada and the United Kingdom. Demand for our pressure pipe and a portion of our precast business has been driven by infrastructure spending in the United States and Eastern Canada. The level of residential construction and renovation activities is influenced by a number of factors, including mortgage availability, interest rates, employment levels, household formation rates, domestic population growth, immigration rates, residential vacancy and foreclosure rates, demand for second homes, existing home prices, rental prices, housing inventory levels, consumer confidence, seasonal weather factors, government policy and incentives and other general economic factors. Non-residential construction activity is primarily driven by business investment, availability of credit, interest rates and general economic factors. Spending on infrastructure depends on the availability of public funds, which is influenced by various factors, including the level of public debt, interest rates, anticipated tax revenues and the political climate.

        In 2008, residential and non-residential construction activities in the markets in which we operate were at historically low levels and, correspondingly, demand for many of our products was weak. According to the National Association of Homebuilders, the number of total new housing starts in the United States grew from approximately 554,000 units in 2009 to 781,000 units and 925,000 units during 2012 and 2013, respectively. The general macroeconomic environment has significantly improved, as evidenced by management's estimate of the plant capacity utilization within the North America Gravity Pipe & Precast business of 40% in 2010 compared to plant capacity utilization of nearly 42% in the nine months ended September 30, 2014. The recovery period for the construction industry in the United States began in 2010 and 2011. The first two years of recovery saw a modest growth in residential construction, with total new housing starts increasing 5.8% in 2010 and 4.4% in 2011. Non-residential construction growth, as measured by millions of square feet put in place, declined 12.4% in 2010 and increased by 3.4% in 2011. In 2012 and 2013, both total new housing starts and non-residential construction increased as the economic recovery continued. Total new housing starts increased 28.2% in 2012 and 18.5% in 2013 while total non-residential construction put in place increased 10.5% in 2012 and 9.1% in 2013. According to the National Association of Homebuilders, this growth is expected to increase with total new housing starts forecasted to increase at a CAGR of 18.5% between 2013 and 2016. Additionally, according to McGraw-Hill, non-residential construction is expected to increase at a CAGR of 12.5% between 2013 and 2016. In the United Kingdom, beginning in the second quarter of 2013, there has been a marked increase in housing market activity. This was stimulated by government intervention increasing home-ownership affordability through a mortgage guarantee program. House prices, housing transactions, mortgage lending and new house building have all increased. In addition, the U.K. brick market is capacity constrained as a result of both ourselves and our competitors taking inefficient capacity offline over the last several years. It is estimated that demand for bricks in the United Kingdom will exceed domestic production capacity (including current idled capacity) in 2015. These factors have allowed us to realize improved pricing, driving higher net sales and Adjusted EBITDA.

        A large proportion of our net sales in North America in our Gravity Pipe & Precast and Pressure Pipe segments are generated through infrastructure projects. Many of these projects are dependent on government funding, including subsidies and stimulus programs. Increases or reductions in governmental funding for infrastructure projects often have a material effect on our net sales and results of operations. For example, the expiration of the Canadian government stimulus package in early 2012 had an adverse impact on the net sales and results of operations of our Canadian operations. In the United States, federal and state government funding for infrastructure projects is usually accomplished through multiyear funding and authorization bills known as highway bills. The current authorization bill, the Moving Ahead for Progress in the 21st Century Act, was originally scheduled to expire in September 2014. In July 2014, the U.S. Congress passed a bill, the Highway and Transportation Funding Act of 2014, which is intended to maintain the U.S. federal infrastructure funding system's solvency through May 2015. It is not known when the U.S. Congress will adopt the next multiyear funding and authorization bill. However, we believe that the aging infrastructure in the United States is expected to require repair or replacement in the coming years. McGraw-Hill estimates that total U.S. spending on streets and highways will grow at a CAGR of 9.3% from 2014 to 2018. Additionally, McGraw-Hill also estimates that U.S. water supply systems spending will grow at a CAGR of 7.2% from 2014 to 2018. We believe that our financial performance will improve as a result of this growth, although there can be no assurance it will.

Mix of Products

        We derive our sales from both the sale of products which are manufactured to inventory, such as gravity pipe, bricks, concrete blocks and roof tiles, and highly engineered products which are made to order, such as pressure pipe and structural precast. These two components of our business differ in their dynamics. We estimate that in 2013, approximately two-thirds of our net sales were derived from the sale of products which are manufactured to inventory and approximately one-third came from highly engineered products which are made to order. This mix of products varies from period to period. For some of our highly engineered products, we recognize revenue on a percentage of completion method, which amounted to $101.6 million in 2013.

        Products which are manufactured to inventory are typically sold on a one-off basis, with volumes and prices determined frequently based on participants' perceptions of short-term supply and demand factors. A shortage of capacity or excess capacity in the industry, or in the regions where we have operations, can result in significant increases or decreases in market prices for these products, often within a short period of time.

        By contrast, our project driven business involves highly engineered and customized products with a wide range of contract values, with larger contracts exceeding $40 million. The products for these projects are engineered, manufactured and delivered on the basis of contracts that tend to extend over periods of several months or, in some cases, several years. The timing of the commencement of a project and the progress and completion of work under the contract, therefore, can have a significant effect on our results of operations for a particular period.

Cost of Goods Sold

        Raw material and supplies, labor (including contract labor), freight and energy costs constitute a large portion of our manufacturing costs and fluctuations in the prices of these materials and inputs affect our results of operations. Our primary raw materials are cement, aggregates, steel and clay. Our raw material and other supplies, labor (including contract labor) and freight costs amounted to $310.2 million, $290.1 million and $88.7 million, or 28%, 26% and 8% of our net sales, in 2013, respectively. In addition, our manufacturing, especially brick manufacturing, is energy intensive. Our energy costs primarily consist of the cost for the supply of electricity and natural gas used in various manufacturing processes and amounted to $55.5 million, or 6% of our net sales, for the nine months ended September 30, 2014 and $42.7 million, or 5% of our net sales for the nine months ended September 30, 2013.

        Historically, we have purchased a significant portion of our cement and aggregates from HeidelbergCement and purchased the remainder of our cement and aggregates from third-party suppliers. In connection with this offering, we intend to enter into two cement supply agreements and an aggregates supply agreement with HeidelbergCement. While we do not hedge against steel prices, we typically buy approximately two months of steel in advance in the open market from multiple third-party suppliers for the North America Gravity Pipe & Precast segment. For North America Pressure Pipe segment, we pre-purchase steel for large pressure pipe projects. A substantial portion of the clay that is used in the production of bricks by our North America Bricks and U.K. Bricks & Blocks segments is obtained from properties that are owned by the Company. For these clay reserves, the Company is responsible for the costs to mine the reserves and any reclamation costs. These costs are all included in cost of goods sold.

        We do not generally hedge our raw material purchases, except that we may increase our inventory of certain materials in the short term in anticipation of future price increases. Prices for energy, including natural gas and electricity, have been volatile in recent years and have been a driver of our raw material and energy costs in the past. We generally purchase natural gas and electricity at spot prices in the open market. In the United Kingdom, from time to time, we enter into forward contracts with respect to our energy costs. While we base forward buying decisions on a number of factors, historically we have been governed by HeidelbergCement's forward buying policy. HeidelbergCement's policy provides various percentage levels four quarters ahead at a reducing scale each quarter. However, as a public company, we may re-evaluate our hedging strategy.

        We attempt to pass on price increases of raw materials, energy and certain other manufacturing costs to our customers. We typically revise prices as new customer agreements are negotiated throughout the year in order to, among other things, reflect increases in raw material costs. In addition, certain of our customer contracts, primarily in our projects business, contain price modification mechanisms pursuant to which we may increase the prices of our products to follow corresponding increases in raw material costs. As a result, we believe we have been able to manage our exposures to fluctuations in our raw material and energy costs, although there can be no assurance that we will continue to be able to do so in the future.

Seasonality and Weather Conditions

        The construction industry, and therefore demand for building products, is typically seasonal and dependent on weather conditions, with periods of frost, snow or heavy rain negatively affecting construction activity. This applies particularly in the more northern markets in which we operate, such as Eastern Canada, the United Kingdom and the northeastern and midwestern United States. Lower demand for our products tends to occur in periods of cold weather, particularly during winter, and such conditions or other unfavorable weather conditions generally lead to seasonal fluctuations in our quarterly financial results. Historically, our net sales in the second and third quarters have been higher than in the other quarters of the year, particularly the first quarter.

        Construction activity can be affected in any particular period by adverse weather conditions, hurricanes, severe storms, torrential rains, floods, natural disasters and similar events. Unfavorable weather conditions during peak construction periods can result in a material reduction in demand for our products and consequently have an adverse effect on our net sales. Public holidays and vacation periods constitute an additional factor that may exacerbate certain seasonality effects, as building projects or industrial manufacturing processes may temporarily cease. Results of a fiscal quarter might therefore not be a reliable basis for the expectations of a full fiscal year and may not be comparable with the results in the other fiscal quarters in the same year or previous years.

Currency Exchange Rates

        Since our results are reported in U.S. dollars, exchange rate movements may affect our reported net income or loss, assets and cash balances. In the ordinary course of business, we typically buy and sell in the local currency and therefore locally no exchange risk is created. Approximately 50% and 47% of our combined net sales were received or denominated in foreign currencies (primarily the British pound and the Canadian dollar) for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. Consequently, our reported net income or loss could fluctuate materially as a result of changes in foreign currency rates. This translation risk is not hedged.

Principal Components of Results of Operations

Net Sales

        Net sales consist of the consideration received or receivable for the sale of products in the ordinary course of business and include the billable costs of delivery of our products to customers, net of discounts given to the customer. Net sales include any outbound freight charged to the customer, which amounted to $90.4 million in 2013. Revenue on long-term engineering and construction contracts in our structural precast as well as building contracting businesses is recognized under the percentage-of-completion method. See Note 2 to our audited combined predecessor financial statements included elsewhere in this prospectus. Certain of our businesses, primarily our pressure pipe business, also enter into agreements to provide inventory to customers for long-term construction projects. With respect to these agreements, we recognize revenue upon shipment of the respective goods, whereas billings are based on contract terms and may or may not coincide with shipments, which gives rise to either unbilled or deferred revenue.

Cost of Goods Sold

        Cost of goods sold includes raw materials (cement, aggregates, steel and clay) and supplies, labor (including contract labor), freight (including outbound freight for delivery of products to end users and other charges such as inbound freight), energy, depreciation and amortization, repairs and maintenance and other cost of goods sold.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include expenses for sales, marketing, legal, accounting and finance services, human resources, customer support, treasury and other general corporate services. See "—Basis of Presentation" for a description of the expense allocation for certain corporate and other functions historically provided to us by HeidelbergCement.

Gain on Sale of Property, Plant and Equipment, Net

        Gain on sale of property, plant and equipment, net includes the net gain or loss on the sale of assets including property, plant and equipment and sales of businesses that do not otherwise qualify as discontinued operations.

Other Operating Income

        The remaining categories of operating income and expenses consist of scrap income (associated with scrap from the manufacturing process or remaining scrap after plants are closed), rent income, income from the sale of carbon dioxide emission credits in the United Kingdom and income generated from exhausted clay quarries that are used for landfill.

Interest Expense

        Historically, we have incurred an insignificant amount of interest expense in connection with our capital leases. In the future, however, we expect to incur substantial interest expense under our new term loans. See "Description of Certain Indebtedness."

Income Tax Expense

        Income tax expense consists of federal, state, provincial, local and foreign taxes based on income in the jurisdictions in which we operate. Historically, our subsidiaries in the United Kingdom and Eastern Canada have filed their own separate tax returns, while our U.S. subsidiaries were included in HeidelbergCement's U.S. consolidated federal and state income tax returns. In the combined predecessor financial statements, income tax benefit (expense) is calculated as if our U.S. subsidiaries filed separate tax returns. In the past, our subsidiaries in the United Kingdom were eligible to claim group relief under U.K. tax rules with HeidelbergCement. After our separation from HeidelbergCement, our subsidiaries will only be eligible to claim group relief under U.K. tax rules with each other, which may cause our income taxes payable in the United Kingdom to increase.

        Assuming our separation from HeidelbergCement constitutes a change in ownership under Section 382 of the Internal Revenue Code, use of our pre-separation U.S. federal net operating losses, or NOLs, to offset taxable income from post-separation operations may be limited. Similar limitations may also exist under the laws of certain states in which we operate. Any limitation of our ability to use our accumulated pre-separation U.S. federal NOLs may cause our income tax payable in the United States to increase.

        We will enter into a tax receivable agreement with HeidelbergCement prior to our separation from HeidelbergCement whereby we will be obligated to make annual payments to HeidelbergCement equal to 85% of the U.S. federal, state and local tax benefits realized from the utilization of NOLs and certain other tax attributes that were generated when we were owned by HeidelbergCement. The amount payable to HeidelbergCement under the tax receivable agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of pre-IPO U.S. federal, state and local NOLs and certain other tax attributes. For purposes of determining the reduction in taxes resulting from the utilization of pre-IPO tax attributes, we will be required to assume that pre-IPO NOLs are utilized before any other NOL.

Key Business and Financial Metrics Used by Management

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin

        EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin, which are non-GAAP financial measures, have been included in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP. We calculate EBITDA as net income (loss) attributable to the Company before interest, income taxes, depreciation and amortization. We calculate Adjusted EBITDA as EBITDA before non-cash items, including impairment and restructuring charges, income (loss) from discontinued operations before income tax, (gains)/losses on the sale of property, plant and equipment and certain other income and expenses, such as transaction-related costs. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of net sales. We calculate Pro Forma Adjusted EBITDA as Adjusted EBITDA modified to reflect the items described in the table below. Items described in the table primarily relate to operating as a stand-alone company, independent of HeidelbergCement. Pro Forma Adjusted EBITDA margin represents Pro Forma Adjusted EBITDA as a percentage of net sales.

        EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are included in this prospectus because they are key metrics used by management to assess our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In addition to executive performance assessments, we use Adjusted EBITDA and Pro Forma Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and compare our performance relative to our peers.

        Adjusted EBITDA and Adjusted EBITDA margin are key measures for assessing our operating results and evaluating each operating segment's performance on a consistent basis, by excluding the impacts of depreciation, amortization, tax expense and exit costs from restructuring. Management believes Adjusted EBITDA and Adjusted EBITDA margin are useful in analyzing operating costs compared to our operating plan, thereby assessing the staffing levels, raw material costs, utility costs and other general and administrative costs of each operating segment. We also use Adjusted EBITDA and Adjusted EBITDA margin to benchmark our operating performance against peer group companies on a pre-financing and pre-tax basis to normalize for differences in capital and corporate structure.

        EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are non-GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Additionally, EBITDA, Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are not intended to be measures of free cash flow for management's discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures and certain other cash flow costs that may recur in the future. EBITDA, Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replenish assets being depreciated. In evaluating Adjusted EBITDA and Pro Forma Adjusted EBITDA, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Pro Forma Adjusted EBITDA should not be construed to imply that our future results will be unaffected by such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin supplementally. Our measures of EBITDA, Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

	Nine Months Ended September 30		Fiscal Year Ended December 31
	2014	2013	2013	2012	2011
	(unaudited)
	(In thousands, except percentages)

Net income (loss)	$33,822	$6,549	$(252,711)	$(59,209)	$(58,101)
Interest expense	814	505	677	46	12
Income tax expense	11,424	1,057	3,069	2,399	2,977
Depreciation & amortization	43,315	42,523	57,066	66,198	70,544

EBITDA	89,375	50,634	(191,899)	9,434	15,432
Impairment and restructuring charges	2,987	10,552	267,131	22,441	31,062
Gain on sale of property, plant and equipment and business, net	(2,889)	(3,265)	(8,674)	(17,741)	(8,588)
Transaction-related costs	16,979	—	—	—	—
(Income) loss from discontinued operations, before tax	(653)	567	14	18,841	3,300

Adjusted EBITDA(1)	$105,799	$58,488	$66,572	$32,975	$41,206

Adjusted EBITDA margin	11.0%	6.8%	5.9%	2.8%	3.4%

		Fiscal Year Ended December 31
	Latest Twelve Months Ended September 30, 2014
		2013	2012	2011
	(unaudited)
	(In thousands)
Adjusted EBITDA	$113,883 (1)	$66,572	$32,975	$41,206
Stand-alone cost savings(2)	12,428	9,814	13,692	15,300
Pension plan cost savings(3)	11,730	12,081	15,934	15,716
CP&P depreciation and amortization(4)	4,052	4,013	1,843	—
Costs attributable to retained assets(5)	(120)	4,243	10,148	15,161
Identifiable non-recurring transactions & other(6)	3,446	(7,172)	4,016	3,913

Pro Forma Adjusted EBITDA	$145,419	$89,551	$78,608	$91,296

Pro Forma Adjusted EBITDA margin	11.9%	8.0%	6.7%	7.5%

(1)
Reflects the sum of the Adjusted EBITDA for the nine months ended September 30, 2014 of $105.8 million and Adjusted EBITDA for the three months ended December 31, 2013 of $8.1 million.

(2)
Reflects cost savings associated with becoming a stand-alone company equal to the difference between costs allocated to us for services rendered by HeidelbergCement and our estimate of stand-alone costs.

(3)
Reflects pension expense cost savings related to defined benefit pension plans retained by HeidelbergCement.

(4)
Reflects depreciation and amortization expense attributable to our share in CP&P.

(5)
Reflects costs and expenses attributable to assets being retained by HeidelbergCement which are included in our combined financial statements.

(6)
Reflects identifiable non-recurring transactions.

Results of Operations

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

        The following table summarizes certain financial information relating to our operating results that have been derived from our combined predecessor financial statements for the nine months ended September 30, 2014 and 2013. Also included is certain information relating to the operating results as a percentage of net sales.

	Nine months ended September 30, 2014	% of Net Sales	Nine months ended September 30, 2013	% of Net Sales	% Change
	(unaudited) (In thousands, except percentages)
Combined Statements of Income Data:
Net sales	$957,609	100.0%	$863,021	100.0%	11.0%
Cost of goods sold	790,014	82.5	745,276	86.5	6.0

Gross profit	167,595	17.5	117,745	13.6	42.3
Selling, general and administrative expenses	(126,764)	13.2	(103,439)	12.0	22.5
Impairment and restructuring charges	(2,987)	0.3	(10,552)	1.2	(71.7)
Equity earnings from equity method investee	3,013	0.3	166	—	1,715.1
Gain on sale of property, plant and equipment and business, net	2,889	0.3	3,265	0.4	(11.5)
Other operating income	2,560	0.3	852	0.1	200.5

	(121,289)	12.7	(109,708)	12.7	10.6

Income from operations	46,306	4.8	8,037	0.9	476.2
Other income (expenses)
Other income (expense), net	(1,713)	0.2	136	—	(1,359.6)

Income from continuing operations before income taxes	44,593	4.7	8,173	0.9	445.6
Income tax expense	(11,424)	1.2	(1,057)	0.1	980.8

Income from continuing operations	33,169	3.5	7,116	0.8	366.1

Discontinued operations
Income (loss) from discontinued operations	653	0.1	(567)	0.1	(215.2)

Gain (loss) on discontinued operations, net of income tax	653	0.1	(567)	0.1	(215.2)

Net income	$33,822	3.5%	$6,549	0.8%	416.4%

  Total Company

          Net sales

        Net sales increased by $94.6 million, or 11.0%, to $957.6 million in the nine months ended September 30, 2014 from $863.0 million in the nine months ended September 30, 2013. This increase was attributable to an increase of $52.2 million in the North America Gravity Pipe & Precast segment resulting from sales volume increases of 13% and average sales price increases of 6%, and an increase of $67.2 million in the U.K. Bricks & Blocks segment resulting from a 2% increase in sales volume and a 17% increase in average sales price. This increase was partially offset by a decrease of $35.1 million in the North America Pressure Pipe segment due to a 5% decrease in sales volumes. The North America Gravity Pipe & Precast segment benefited from price increases implemented in 2014 and favorable market conditions due, in part, to warmer weather. The U.K. Bricks & Blocks segment in the nine months ended September 30, 2014 benefited from an improved U.K. economic environment, resulting in strong demand and constrained industry capacity, which allowed us to increase sales volumes and to realize higher average sales prices. Net sales in the North America Pressure Pipe segment declined due to declines in sales volumes due to large projects ending in 2013 and a shift in product mix during 2014.

          Cost of goods sold

        The following are the key components of cost of goods sold:

	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	$	% of Net Sales	$	% of Net Sales	$	% Change
Raw materials and supplies	$270,558	28.3%	$244,627	28.3%	$25,931	(0.0)%
Labor (including contract labor)	242,250	25.3%	214,288	24.8%	27,962	0.5%
Freight	78,668	8.2%	68,086	7.9%	10,582	0.3%
Energy	55,485	5.8%	42,696	4.9%	12,789	0.9%
Depreciation and amortization	38,031	4.0%	39,535	4.6%	(1,504)	(0.6)%
Repairs and maintenance	41,846	4.4%	36,636	4.2%	5,210	0.2%
Other	63,176	6.6%	99,408	11.7%	(36,232)	(5.1)%

Total cost of goods sold	$790,014	82.5%	$745,276	86.5%	$44,738

        Total cost of goods sold increased by $44.7 million, or 6.0%, to $790.0 million in the nine months ended September 30, 2014 from $745.3 million in the nine months ended September 30, 2013. The increase was primarily driven by higher sales volumes in the current period as well as increases in energy costs related to higher production and higher natural gas costs compared to the prior period. These increases were offset by an increase of production costs that are capitalized in inventory due to the increase in our inventory at September 30, 2014.

          Gross profit

        Gross profit increased by $49.8 million, or 42.3%, to $167.6 million in the nine months ended September 30, 2014 from $117.7 million in the nine months ended September 30, 2013. Gross profit margin increased to 17.5% in the nine months ended September 30, 2014 from 13.6% in the nine months ended September 30, 2013, largely as a result of improvement in our U.K. Bricks & Blocks segment. Gross profit in the United Kingdom increased by approximately $46.2 million due to higher average sales prices and favorable market conditions, while gross profit in the North American segments increased by approximately $3.6 million, primarily due to improved performance in the North America Gravity Pipe & Precast segment, which was partially offset by a decline in the North America Pressure Pipe segment. In the United Kingdom, gross margins increased due to higher average sales prices and favorable market conditions, especially for bricks.

          Selling, general and administrative expenses

        Selling, general and administrative expenses increased by $23.3 million, or 23%, to $126.8 million in the nine months ended September 30, 2014 from $103.4 million in the nine months ended September 30, 2013. As a percentage of net sales, selling, general and administrative expenses increased by 1.2 percentage points to 13.2% through the third quarter of 2014 from 12.0% through the third quarter of 2013. This increase was due, in part, to higher professional fees of $17.0 million for nonrecurring transaction costs related to legal and accounting and auditing services. Excluding transaction-related costs in connection with the preparation of this public offering, these expenses would have been 11.5% of net sales during the nine months ended September 30, 2014.

          Impairment and restructuring charges

        Impairment and restructuring charges in the nine months ended September 30, 2014 totaled $3.0 million and related mainly to the North America Gravity Pipe & Precast, North America Pressure Pipe, and U.K. Bricks & Blocks segments. These charges were primarily attributable to impairment charges for tangible fixed assets of $2.3 million in the United States and Eastern Canada.

          Gain on sale of property, plant and equipment and business, net

        Our gain on sale of property, plant and equipment and business, net in the nine months ended September 30, 2014 was $2.9 million, related primarily to asset sales associated with three manufacturing plants, consisting of one plant in each of the North America Gravity Pipe & Precast segment, the North America Pressure Pipe segment and North America Bricks segment. In the nine months ended September 30, 2013, our net gain on sale of property, plant and equipment and business of $3.3 million related mainly to asset and equipment sales at eight plants within the North America Gravity Pipe & Precast segment.

          Other operating income

        Other operating income increased by $1.7 million, or 200.5%, to $2.6 million at September 30, 2014 from $0.9 million at September 30, 2013. The increase is primarily driven by decreases in the prior period of $2.2 million related to impairment accruals for closed locations and provisions for exiting a benefit plan, as well as higher sales of scrap in the current period.

          Income tax expense

        Our income tax expense increased by $10.4 million to $11.4 million in the nine months ended September 30, 2014 from $1.1 million in the nine months ended September 30, 2013. This increase was primarily due to a 446% increase in income from continuing operations before taxes. The increase in income taxes was predominantly within the Canadian and U.K. businesses as our U.S. businesses continue to record valuation allowances against their net deferred tax assets. Our effective tax rate was 25.6% in the nine months ended September 30, 2014, compared to 12.9% in the nine months ended September 30, 2013. The effective tax rate increased primarily due to the recording of valuation allowances on recognized capital losses in the United Kingdom during the prior period and improved performance by the North American businesses in the current period.

          Gain (loss) on discontinued operations, net of income tax

        We realized a gain on discontinued operations in the nine months ended September 30, 2014 of $0.7 million, but incurred a loss of $(0.6) million in the nine months ended September 30, 2013. The income in 2014 primarily relates to one plant in our Other segment which was sold in 2012. In 2014, income was recognized due to release of a lease obligation that has been assumed by the purchaser.

          Net income

        Net income increased by $27.3 million to $33.8 million in the nine months ended September 30, 2014 from $6.5 million in the nine months ended September 30, 2013 due to favorable market conditions in the United Kingdom resulting in an increase of net income of $32.1 million for the U.K. Bricks & Blocks segment. Further, favorable market conditions in the United States resulted in a $18.0 million increase in the North America Gravity Pipe & Precast segment. These increases were offset by a decline in net income of $16.1 million in the North American Pressure Pipe segment due to several large projects coming to an end in 2013 and a decline in net income of $1.8 million in the North America Bricks segment due to unfavorable weather conditions in Canada as well as declines in housing.

Segment Results of Operations

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Bricks	U.K. Bricks & Blocks	Other	Total
	(unaudited) (In thousands)
For nine months ended September 30, 2014:
Net Sales	$314,962	$106,811	$106,992	$265,500	$163,344	$957,609
Net income (loss)	11,944	(1,973)	(5,589)	38,589	(9,149)	33,822
Interest expense	—	—	—	814	—	814
Income tax expense (benefit)	1,508	(284)	415	6,945	2,840	11,424
Depreciation and amortization	13,097	3,850	9,834	13,954	2,580	43,315

EBITDA	26,549	1,593	4,660	60,302	(3,729)	89,375
Gain on sale of property, plant and equipment	(162)	(1,944)	(294)	(446)	(43)	(2,889)
Impairment and restructuring	210	2,084	—	693	—	2,987
Transaction related costs	6,513	1,552	1,555	6,563	796	16,979
Income from discontinued operations before tax	—	—	—	—	(653)	(653)

Adjusted EBITDA	$33,110	$3,285	$5,921	$67,112	$(3,629)	$105,799

For nine months ended September 30, 2013:
Net Sales	$262,754	$141,947	$112,021	$198,312	$147,987	$863,021
Net income (loss)	(6,063)	14,168	(3,825)	6,503	(4,234)	6,549
Interest expense	—	—	—	505	—	505
Income tax expense (benefit)	1,700	94	812	(1,046)	(503)	1,057
Depreciation and amortization	13,377	3,711	10,808	12,071	2,556	42,523

EBITDA	9,014	17,973	7,795	18,033	(2,181)	50,634
(Gain) loss on sale of property, plant and equipment	(2,514)	11	(276)	(472)	(14)	(3,265)
Impairment and restructuring	5,268	1,648	2,660	784	192	10,552
Transaction related costs	—	—	—	—	—	—
Loss from discontinued operations before tax	—	—	—	—	567	567

Adjusted EBITDA	$11,768	$19,632	$10,179	$18,345	$(1,436)	$58,488

  North America Gravity Pipe and Precast

          Net sales

        Net sales increased by $52.2 million, or 19.9%, to $315.0 million in the nine months ended September 30, 2014 from $262.8 million in the nine months ended September 30, 2013. Sales volumes increased period over period by 13% due to market improvements in the United States. Further, the average sales price increased 6% due to price increases in late 2013 and early 2014.

          Net income (loss)

        Net income (loss) increased to $11.9 million in the nine months ended September 30, 2014, as compared to a net loss of $(6.1) million in the nine months ended September 30, 2013, primarily due to favorable market conditions, which allowed us to increase sales volumes and implement price increases. Additionally, cost of goods sold, as a percentage of net sales, decreased from 86% in the nine months ended September 30, 2013 to 83% in the nine months ended September 30, 2014, primarily due to increased plant efficiencies resulting from higher production volumes.

          Adjusted EBITDA

        Adjusted EBITDA increased by $21.3 million, or 181.4%, to $33.1 million in the nine months ended September 30, 2014 from $11.8 million in the nine months ended September 30, 2013. As a percentage of net sales, Adjusted EBITDA increased by 6 percentage points from 5% to 11%. This increase was primarily due to higher sales and increased plant efficiencies resulting in higher production volumes through the third quarter of 2014.

  North America Pressure Pipe

          Net sales

        Net sales decreased by $35.1 million, or 24.8%, to $106.8 million in the nine months ended September 30, 2014 from $141.9 million in the nine months ended September 30, 2013. The decrease was primarily driven by several large projects that ended toward the second half of 2013 causing a significant decline in sales volume. The decrease was partially offset by an increase in sales volume during the current period due to a shift in product mix from steel pipe to concrete pipe, resulting in a sales volume decrease of 5%.

          Net income (loss)

        Net income (loss) decreased by $16.1 million, or 113.9%, to a net loss of $(2.0) million in the nine months ended September 30, 2014 from net income of $14.2 million in the nine months ended September 30, 2013, primarily due to several large projects that ended during 2013, causing a significant decline in our sales volume.

          Adjusted EBITDA

        Adjusted EBITDA decreased by $16.3 million, or 83.3%, to $3.3 million in the nine months ended September 30, 2014 from $19.6 million in the nine months ended September 30, 2013. The decrease was due to the decline in net income.

  North America Bricks

          Net Sales

        Net sales decreased by $5.0 million, or 4.5%, to $107.0 million in the nine months ended September 30, 2014 from $112.0 million in the nine months ended September 30, 2013. Net sales in Eastern Canada decreased $5.6 million in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013. This decrease was primarily due to unfavorable winter weather conditions in Canada, that extended beyond the first quarter in 2014, which delayed shipments, job site availability and preparation of residential lots by home builders, as well as delays in single family housing starts that have contributed to declines in housing during the third quarter of 2014. As a result, sales volumes declined 4% in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. The average sales price declined 1%.

          Net loss

        Net loss increased by $1.8 million, or 46.1%, to a net loss of $5.6 million in the nine months ended September 30, 2014 from a net loss of $3.8 million in the nine months ended September 30, 2013. Our loss increased primarily due to lower net sales in Eastern Canada as shipments were delayed due to unfavorable winter weather conditions and declines in housing, due to delays in single family housing starts, as well as increases in natural gas prices during the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013.

          Adjusted EBITDA

        Adjusted EBITDA decreased by $4.3 million or 41.8%, to $5.9 million in the nine months ended September 30, 2014 from $10.2 million in the nine months ended September 30, 2013. As a percentage of net sales, Adjusted EBITDA decreased by 3 percentage points to 6% from 9%. Adjusted EBITDA decreased primarily as a result of lower sales and shipment volume due to unfavorable winter weather conditions, declines in housing and higher natural gas prices in the current period when compared to the same period in the prior year.

  U.K. Bricks and Blocks

          Net sales

        Net sales increased by $67.2 million, or 33.9%, to $265.5 million in the nine months ended September 30, 2014 from $198.3 million in the nine months ended September 30, 2013. The net sales increase was primarily due to increases in volume due to improved market conditions and price increases related to capacity constraints in the industry in the United Kingdom. The average sales price for bricks and blocks increased approximately 17% from 2013 to 2014 while sales volumes increased approximately 2%.

          Net income

        Net income increased by $32.1 million to $38.6 million in the nine months ended September 30, 2014 from $6.5 million in the nine months ended September 30, 2013. This increase was primarily due to increases in sales prices exceeding increases in the cost base.

          Adjusted EBITDA

        Adjusted EBITDA increased by $48.8 million to $67.1 million in the nine months ended September 30, 2014 from $18.3 million in the nine months ended September 30, 2013. As a percentage of net sales, Adjusted EBITDA increased by 16 percentage points to 25% from 9%. This increase was primarily due to the increase in net income resulting from favorable market conditions resulting in higher volumes and improved pricing and margin.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        The following table summarizes certain financial information relating to our operating results that have been derived from our combined predecessor financial statements for the years ended

December 31, 2013 and 2012. Also included is certain information relating to the operating results as a percentage of net sales.

	Year Ended December 31, 2013	% of Net Sales	Year Ended December 31, 2012	% of Net Sales	% Change
	(In thousands, except percentages)
Combined Statements of Income Data:
Net sales	$1,124,363	100.0	$1,177,621	100.0	(4.5)
Cost of goods sold	984,695	87.6	1,060,668	90.1	(7.2)

Gross profit	139,668	12.4	116,953	9.9	19.4

Selling, general and administrative expenses	(137,635)	12.2	(153,760)	13.1	(10.5)
Impairment and restructuring charges	(267,131)	23.8	(22,441)	1.9	1,090.4
Equity earnings (losses) from equity method investee	221	—	(870)	(0.1)	(125.4)
Gain on sale of property, plant and equipment and business, net	8,674	0.8	17,741	1.5	(51.1)
Other operating income	6,305	0.6	5,736	0.5	9.9

	(389,566)	34.6	(153,594)	13.0	153.6

Loss from operations	(249,898)	(22.2)	(36,641)	(3.1)	582.0
Other income (expense)
Other income (expense), net	270	—	(1,328)	(0.1)	(120.3)

Loss from continuing operations before income taxes	(249,628)	(22.2)	(37,969)	(3.2)	557.5
Income tax expense	(3,069)	0.3	(4,373)	0.4	(29.8)

Loss from continuing operations	(252,697)	(22.5)	(42,342)	(3.6)	496.8

Discontinued operations
Loss from discontinued operations (including gain (loss) on disposal of $(174) and $(15,553) respectively)	(14)	—	(18,841)	(1.6)	(99.9)
Income tax benefit (expense) from discontinued operations	—	—	1,974	0.2	—

Gain (loss) on discontinued operations, net of income tax	(14)	—	(16,867)	(1.4)	(99.9)

Net loss	$(252,711)	(22.5)%	$(59,209)	(5.0)%	326.8%

  Total Company

          Net sales

        Net sales decreased by $53.3 million, or 4.5%, to $1,124.4 million in 2013 from $1,177.6 million in 2012. This decrease was primarily due to declines in the North America Gravity Pipe & Precast segment of $56.9 million resulting from a 16% decline in sales volumes, with approximately half of the decline in volume due to the contribution of nine plants to the CP&P joint venture in the third quarter of 2012. Additionally, declines in the North America Pressure Pipe segment of $12.6 million resulted primarily from a 19% decline in sales volume. These declines were partly offset by higher net sales in each of the remaining segments. Our net sales also decreased from 2012 to 2013 due to the expiration of the Canadian government stimulus package. We believe that the expiration of the Canadian government stimulus package will negatively affect 2014 total year net sales, but we do not anticipate that it will have any significant impact on net sales beyond 2014.

          Cost of goods sold

        The following are the key components of cost of goods sold:

	Year ended December 31, 2013		Year ended December 31, 2012
	$	% of Net Sales	$	% of Net Sales	$ Change	% Change
	(In thousands, except percentages)
Raw materials and supplies	$310,241	27.6%	$351,139	29.8%	$(40,898)	(2.2)%
Labor (including contract labor)	290,083	25.8%	300,680	25.5%	(10,597)	0.3%
Freight	88,704	7.9%	101,584	8.6%	(12,880)	(0.7)%
Energy	68,829	6.1%	66,503	5.6%	2,326	0.5%
Depreciation and amortization	54,245	4.8%	61,425	5.2%	(7,180)	(0.4)%
Repairs and maintenance	50,049	4.5%	53,730	4.6%	(3,681)	(0.1)%
Other	122,544	10.9%	125,607	10.8%	(3,063)	0.1%

Total cost of goods sold	$984,695	87.6%	$1,060,668	90.1%	$(75,973)

        Total cost of goods sold decreased by $76.0 million to $984.7 million in 2013 from $1,060.7 million in 2012. Total cost of goods sold as a percentage of net sales decreased from 90.1% to 87.6% in 2013. The decrease in cost of goods sold in 2013 is primarily related to the contribution of nine plants to the CP&P joint venture in the third quarter of 2012, production fluctuations related to market demand across product lines, which decreased requirements for raw materials and supplies, labor (including contract labor), freight and the closure of facilities in the United States.

          Gross profit

        Gross profit increased by $22.7 million, or $19.4%, to $139.7 million in 2013 from $117.0 million in 2012. Of this increase, $17.5 million was associated with the United States and Eastern Canada while the remaining $5.2 million was associated with the United Kingdom. The increase in the United States and Eastern Canada is largely due to the plant closures within the North America Gravity Pipe & Precast segment in 2012, including the nine plants that were contributed to the CP&P joint venture in the third quarter of 2012. The increase in the United Kingdom is due to the brick business as it was favorably affected by increases in construction activity, particularly in home building.

  Selling, general and administrative expenses

        Selling, general and administrative expenses decreased by $16.1 million, or 10.5%, to $137.6 million in 2013 from $153.8 million in 2012. As a percentage of net sales, selling, general and administrative expenses decreased by 0.9 percentage points to 12.2% from 13.1%. The decrease in the United States and Eastern Canada totaled $11.0 million and primarily related to plant closures and the nine plants that were contributed to the CP&P joint venture. There was a decline in both headcount and net sales resulting from these plant closures, which led to a corresponding reduction of allocated expenses. The United Kingdom had a decrease of $4.8 million, due to reductions in our workforce and lower depreciation due to assets becoming fully depreciated at the beginning of 2013.

  Impairment and restructuring charges

        Impairment and restructuring charges in 2013 of $267.1 million related primarily to the impairment of goodwill associated with our North America Pressure Pipe segment totaling $236.7 million, as well as closure of plants, fixed asset impairments and restructuring charges associated with severance costs. The goodwill associated with our North America Pressure Pipe segment was pushed down to this segment in connection with the 2007 acquisition of Hanson PLC by HeidelbergCement. The goodwill impairment included 100% of the then net book value of the goodwill within the North America Pressure Pipe segment. Projected cash flows related to this business were reduced from those previously projected because of a slowdown in major projects for water transmission and at power plants. In 2012, impairment and restructuring charges of $22.4 million related mainly to employee severance costs of $9.3 million and $13.2 million of fixed asset impairment charges resulting from the shut down of plants due to our decision to consolidate facilities.

  Gain on sale of property, plant and equipment and business, net

        Our net gain on the sale of property, plant and equipment and business in 2013 was $8.7 million and related primarily to gains from the sale of fixed assets previously held in the North America Gravity Pipe & Precast segment and a gain on the sale of one plant in the United Kingdom. In 2012, our net gain on sale of property, plant and equipment and business totaled $17.7 million, of which North America contributed approximately $10 million primarily due to gains associated with the contribution of the plants to the CP&P joint venture, the sale of two plants within the North America Gravity Pipe & Precast segment and a $7.8 million gain on the sale of land and buildings at three plant sites in the United Kingdom.

  Other operating income

        Other operating income increased by $0.6 million, or 9.9%, to $6.3 million in 2013 from $5.7 million in 2012. In both 2012 and 2013, we realized other operating income from scrap sales, rental income, landfill income and royalties.

  Income tax expense

        Our income tax expense decreased by $1.3 million, or 29.8%, to $3.1 million in 2013 from $4.4 million in 2012. This decrease was due to a reduction in income tax expense from our entities in Eastern Canada of $4.6 million, which resulted from a 55% reduction of income before tax from our operations in Eastern Canada in 2013. This was partially offset by an increase in income tax expense from our U.K. operations of $3.0 million resulting mainly from the increase of valuation allowances on realized capital losses and lower tax benefits recorded from loans with U.K. affiliates of HeidelbergCement compared to 2012. Income tax expense of our U.S. operations was consistent in 2013 and 2012.

        Our effective tax rate was 1.2% in 2013, compared to 11.5% in 2012. The decrease in the effective tax rate in 2013 is mainly related to the increase in the valuation allowances on capital losses recorded in the United Kingdom in 2013 as well lower tax benefits recorded by our U.K. subsidiary derived from loans with HeidelbergCement.

  Gain (loss) on discontinued operations, net of income tax

        In 2012, we incurred a loss on discontinued operations, net of income tax, of $16.9 million related mainly to the disposal of our paver business and the Irwindale plant in the United States and Canada.

  Net loss

        Our net loss increased by $193.5 million to $252.7 million in 2013 from a net loss of $59.2 million in 2012 primarily due to $236.6 million of goodwill impairment associated with the North America Pressure Pipe segment in 2013. We also incurred $8 million more in impairment and restructuring charges in 2013 than in 2012. The charges in 2013 related to fixed asset impairments at two plants within the U.K. Bricks & Blocks segment.

        In addition, we recorded $9.1 million less in gains from the sale of fixed assets in 2013 than in 2012. Offsetting the increases in net losses were improvements in gross margin of $22.7 million from closure of loss-making plants and a reduction in selling, general and administrative expenses of $16.1 million.

Segment Results of Operations

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Bricks	U.K. Bricks & Blocks	Other	Total
	(In thousands)
For the Year Ended December 31, 2013:
Net Sales	$345,785	$171,789	$145,508	$263,216	$198,065	$1,124,363
Net loss	(9,325)	(225,649)	(4,910)	(3,068)	(9,759)	(252,711)
Interest expense	—	—	—	677	—	677
Income tax expense	32	348	2,181	342	166	3,069
Depreciation and amortization	17,546	4,929	14,164	16,999	3,428	57,066

EBITDA	8,253	(220,372)	11,435	14,950	(6,165)	(191,899)
Gain on sale of property, plant and equipment	(3,579)	(3)	(269)	(4,668)	(155)	(8,674)
Impairment and restructuring	8,793	238,296	3,352	15,569	1,121	267,131
Loss from discontinued operations before tax	—	—	—	—	14	14

Adjusted EBITDA	$13,467	$17,921	$14,518	$25,851	$(5,185)	$66,572

For the Year Ended December 31, 2012:
Net Sales	$402,680	$184,396	$143,754	$259,491	$187,300	$1,177,621
Net income (loss)	(31,317)	8,358	(9,534)	(1,234)	(25,482)	(59,209)
Interest expense	—	—	—	46	—	46
Income tax expense (benefit)	2,744	1,272	2,827	(1,658)	(2,786)	2,399
Depreciation and amortization	23,899	6,128	15,014	17,229	3,928	66,198

EBITDA	(4,674)	15,758	8,307	14,383	(24,340)	9,434
(Gain) loss on sale of property, plant and equipment	(9,865)	47	(68)	(7,756)	(99)	(17,741)
Impairment and restructuring	11,703	5	2,349	6,424	1,960	22,441
Loss from discontinued operations before tax	—	—	—	—	18,841	18,841

Adjusted EBITDA	$(2,836)	$15,810	$10,588	$13,051	$(3,638)	$32,975

  North America Gravity Pipe & Precast

          Net sales

        Net sales decreased by $56.9 million, or 14.1%, to $345.8 million in 2013 from $402.7 million in 2012. Sales volumes declined 16% from 2012 to 2013. The decrease was primarily due to our contribution of nine plants to the CP&P joint venture in the third quarter of 2012, which was responsible for approximately half of the overall sales volume decline. The remainder of the decline was due to other plant closures during 2012 and 2013 and the expiration of the Canadian government stimulus package in early 2012. Additionally, we completed the rationalization of our precast product line in order to focus on higher margin offerings, which led to lower net sales but higher operating profits. The average selling price increased nearly 3%.

          Net loss

        Our net loss improved by $22.0 million, to a net loss of $(9.3) million in 2013 from a $(31.3) million net loss in 2012. This improvement was largely a result of our decision to close eleven plants that generated a net loss in 2012 and resulted in a reduction in headcount, primarily based in the northeastern United States.

          Adjusted EBITDA

        Adjusted EBITDA increased by $16.3 million to $13.5 million in 2013 from $(2.8) million in 2012. As a percentage of net sales, Adjusted EBITDA increased by five percentage points to 4% from (1%). The increase was largely a result of our decision to realign our footprint to market demand by closing eleven plants and the rationalization of our precast product line.

  North America Pressure Pipe

          Net sales

        Net sales decreased by $12.6 million, or 6.8%, to $171.8 million in 2013 from $184.4 million in 2012. Sales volume decreased by 19% largely due to a slowdown in the Canadian market driven by the expiration of the Canadian government stimulus package in early 2012. The decline in net sales was partially offset by an increase in U.S. net sales due to several large water transmission projects that began in 2012 and continued into 2013. These projects caused a shift in product mix.

          Net income (loss)

        We reported a net loss of $(225.6) million in 2013, compared to net income of $8.4 million in 2012. The loss in 2013 was due to a goodwill impairment of $236.6 million, slightly offset by lower depreciation and amortization of $1.2 million and lower allocated costs from related parties.

          Adjusted EBITDA

        Adjusted EBITDA increased by $2.1 million, or 13.4%, to $17.9 million in 2013 from $15.8 million in 2012. As a percentage of net sales, Adjusted EBITDA increased as a result of higher margin steel and power plant projects in 2013 compared to 2012.

  North America Bricks

          Net sales

        Net sales increased by $1.8 million to $145.5 million in 2013 from $143.8 million in 2012. Net sales in Eastern Canada declined by $11.1 million due to unfavorable housing market conditions in Eastern Canada, which was evidenced by a decrease of single family housing starts from approximately 34,000 units in 2012 to 29,000 units in 2013. These unfavorable market conditions resulted in an 18% decline in sales volumes in Canada. U.S. net sales increased by approximately $12.9 million as a result of favorable housing market conditions, evidenced by an increase of total new single family housing starts from approximately 535,000 units in 2012 to 618,000 units in 2013. These favorable market conditions resulted in an increase in sales volume of 13% in the United States. The overall average sales price increased less than 1%.

          Net loss

        Our net loss decreased by $4.6 million to $4.9 million in 2013 from $9.5 million in 2012. The decrease was primarily due to increased plant efficiencies during 2013 resulting from higher production volumes. In 2012, in an effort to reduce inventory, we had cut back production volumes at the plants that had cost inefficiencies. In addition, our impairment charges increased by $1.0 million, which was slightly offset by lower depreciation and amortization.

          Adjusted EBITDA

        Adjusted EBITDA increased by $3.9 million, or 37.1%, to $14.5 million in 2013 from $10.6 million in 2012. As a percentage of net sales, Adjusted EBITDA increased to 10% in 2013 from 7% in 2012. This increase was primarily due to lower fixed and operating costs in 2013 compared to 2012 due to improved efficiencies in operating the plants resulting from higher capacity utilization at our plants.

  U.K. Bricks & Blocks

          Net sales

        Net sales increased by $3.7 million, or 1.4%, to $263.2 million in 2013 from $259.5 million in 2012. The increase was due to higher sales in the bricks business of $5.7 million, offset by a decline in the blocks business of $1.9 million in 2013. The bricks business was favorably affected by increases in construction activity in the United Kingdom, particularly in house building, with net sales increasing by 3.7% from 2012 to 2013, from 405 million bricks to 420 million bricks. Aggregate block net sales increased by 12%, which was partially offset by a decline in net sales of aircrete blocks.

          Net loss

        Our net loss increased by $1.8 million, or 148.6%, to $3.1 million in 2013 from $1.2 million in 2012. This increase was due to a $9.2 million increase in impairment and restructuring charges, partly offset by higher sales. Additionally, we had higher income tax expense compared to the prior period which had a benefit of $1.7 million.

          Adjusted EBITDA

        Adjusted EBITDA increased by $12.8 million, or 98.1%, to $25.9 million in 2013 from $13.1 million in 2012. As a percentage of net sales, Adjusted EBITDA increased by 5 percentage points to 10% from 5%. This increase was primarily due to an increase in construction activity within the United Kingdom resulting in increased sales along with lower selling, general and administrative expense as we reduced staffing at multiple plants.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        The following table summarizes certain financial information relating to our operating results that have been derived from our combined predecessor financial statements for the years ended December 31, 2012 and 2011. Also included is certain information relating to the operating results as a percentage of net sales.

	Year Ended December 31, 2012	% of Net Sales	Year Ended December 31, 2011	% of Net Sales	% Change
	(In thousands, except percentages)
Combined Statements of Income Data:
Net sales	$1,177,621	100.0%	$1,221,007	100.0%	(3.6)%
Cost of goods sold	1,060,668	90.1	1,097,410	89.9	(3.3)

Gross profit	116,953	9.9	123,597	10.1	(5.4)

Selling, general and administrative expenses	(153,760)	13.1	(158,270)	13.0	(2.8)
Impairment and restructuring charges	(22,441)	1.9	(31,062)	2.5	(27.8)
Equity earnings (losses) from equity method investee	(870)	(0.1)	—	—	—
Gain on sale of property, plant and equipment and business, net	17,741	1.5	8,588	0.7	106.6
Other operating income	5,736	0.5	4,637	0.4	23.7

	(153,594)	13.0	(176,107)	14.4	(12.8)

Loss from operations	(36,641)	(3.1)	(52,510)	(4.3)	(30.2)
Other income (expense)
Other income (expense), net	(1,328)	(0.1)	686	0.1	(293.6)

Loss from continuing operations before income taxes	(37,969)	(3.2)	(51,824)	(4.2)	(26.7)
Income tax expense	(4,373)	0.4	(2,108)	0.2	107.4

Loss from continuing operations	(42,342)	(3.6)	(53,932)	(4.4)	(21.5)

Discontinued operations
Income (loss) from discontinued operations (including gain (loss) on disposal of $(15,553) and $382, respectively)	(18,841)	(1.6)	(3,300)	(0.3)	471.0
Income tax benefit (expense) from discontinued operations	1,974	0.2	(869)	(0.1)	NM

Loss on discontinued operations, net of income tax	(16,867)	(1.4)	(4,169)	(0.3)	304.6

Net loss	($59,209)	(5.0)%	($58,101)	(4.8)%	1.9%

NM = Not meaningful.

  Total Company

          Net sales

        Net sales decreased by $43.4 million, or 3.6%, to $1,177.6 million in 2012 from $1,221.0 million in 2011. The decrease was primarily attributable to decreases in net sales in the North America Gravity

Pipe & Precast and North America Pressure Pipe segments of $25.4 million and $11.3 million, respectively, resulting from declining sales volumes primarily due to plant contributions to the CP&P joint venture and the expiration of the Canadian government stimulus package in early 2012. These declines were partially offset by an $8.8 million increase in North America Bricks due to an increase in homebuilding activity and better pricing. Additionally, net sales in the U.K. Bricks & Blocks segment decreased by $11.4 million driven by volume declines for both bricks and blocks, resulting from difficult market conditions in the United Kingdom.

          Cost of goods sold

        The following are the key components of cost of goods sold:

	Year ended December 31, 2012		Year ended December 31, 2011
	$	% of Net Sales	$	% of Net Sales	$	% Change
Raw materials and supplies	$351,139	29.8%	$352,465	28.9%	$(1,326)	0.9%
Labor (including contract labor)	300,680	25.5%	315,467	25.8%	(14,787)	(0.3)%
Freight	101,584	8.6%	102,210	8.4%	(626)	0.2%
Energy	66,503	5.6%	69,578	5.7%	(3,075)	(0.1)%
Depreciation and amortization	61,425	5.2%	64,361	5.3%	(2,936)	(0.1)%
Repairs and maintenance	53,730	4.6%	53,087	4.3%	643	0.3%
Other	125,607	10.8%	140,242	11.5%	(14,635)	(0.7)%

Total cost of goods sold	$1,060,668	90.1%	$1,097,410	89.9%	$(36,742)

        Cost of goods sold decreased by $36.7 million, or 3.3%, to $1,060.7 million in 2012 from $1,097.4 million in 2011. Cost of goods sold decreased primarily due to decreases in sales volume in the North America Gravity Pipe & Precast segment, North America Pressure Pipe segment, and the U.K. Bricks & Blocks segment.

          Gross profit

        Gross profit decreased by $6.6 million, or 5.4%, to $117.0 million in 2012 from $123.6 million in 2011 as a result of the 3.6% decrease in net sales. Gross profit margin was relatively stable year-over-year at approximately 10% in each period. Gross profit declined $11.2 million in North America, which was partially offset by a $4.6 million increase in the United Kingdom. The North America gross profit decline was largely due to lower gross profit in the North America Pressure Pipe segment, offset by a $4.8 million increase in the North America Gravity Pipe & Precast segment and an increase of $6.3 million at the North America brick plants. The large decline within the North America Pressure Pipe segment was due to the expiration of the Canadian government stimulus package.

          Selling, general and administrative expenses

        Selling, general and administrative expenses decreased by $4.5 million, or 2.8%, to $153.8 million in 2012 from $158.3 million in 2011. As a percentage of net sales, selling, general and administrative expenses remained relatively stable, increasing to 13.1% in 2012 from 13.0% in 2011. This decrease in expenses was primarily due to slightly lower recurring employee-related expenses and depreciation and amortization in the United Kingdom resulting from reductions in headcount and assets becoming fully depreciated and amortized.

          Impairment and restructuring charges

        Impairment and restructuring charges in 2012 and 2011 of $22.4 million and $31.1 million, respectively, related mainly to eleven plant closures in 2012 and ten plant closures in 2011. The markets served by those plants are more efficiently served from our remaining plants in those markets. Restructuring costs, such as employee severance costs, totaled $9.3 million and $11.7 million in 2012 and 2011, respectively.

          Gain (loss) on sale of property, plant and equipment and business, net

        Our net gain on sale of property, plant and equipment and business in 2012 of $17.7 million related primarily to fixed asset sales in the United States primarily associated with the contribution of nine plants to the CP&P joint venture, the sale of two plants within the North America Gravity Pipe & Precast segment and the sale of land and buildings at three plants sites in the United Kingdom. In 2011, our net gain on sale of property, plant and equipment and business of $8.6 million related mainly to three North America plants and three plants in the United Kingdom.

          Other operating income

        Other operating income increased by $1.1 million, or 23.7%, to $5.7 million in 2012 from $4.6 million in 2011. The United Kingdom generated the majority of other operating income in both years and primarily consisted of royalty and rental income and landfill income.

          Income tax expense

        Our income tax expense increased by $2.3 million to $4.4 million in 2012 from $2.1 million in 2011. This increase was primarily due to a lower income tax benefit in our U.K. subsidiaries of $10.2 million as a result of a lower pre-tax loss in the United Kingdom and from a reduction in tax benefits from 2011 relating to loans with HeidelbergCement. This increase was partially offset by a decrease in income tax expense in our Canadian subsidiaries of $7.8 million as a result of lower pre-tax income of our Canadian operations. Income tax expense of our U.S. operations was approximately the same level in both 2012 and 2011.

          Gain (loss) on discontinued operations, net of income tax

        Our loss on discontinued operations, net of income tax, in 2012 of $16.9 million related primarily to the sale of our paver business and Irwindale plant in the United States. In 2011, our loss on discontinued operations, net of income tax, of $4.2 million related mainly to the Irwindale plant, our paver business and plants within the Other segment.

          Net loss

        Our net loss increased by $1.1 million, or 1.9%, to $59.2 million in 2012 from $58.1 million in 2011 due to lower net sales and an increase in net loss from discontinued operations of $12.7 million, which were offset by net gains on sales of property, plant and equipment of $9.2 million and lower selling, general and higher administrative expenses of $4.5 million.

Segment Results of Operations

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Bricks	U.K. Bricks & Blocks	Other	Total
	(In thousands)
For year ended December 31, 2012:
Net Sales	$402,680	$184,396	$143,754	$259,491	$187,300	$1,177,621
Net income (loss)	(31,317)	8,358	(9,534)	(1,234)	(25,482)	(59,209)
Interest expense	—	—	—	46	—	46
Income tax expense (benefit)	2,744	1,272	2,827	(1,658)	(2,786)	2,399
Depreciation and amortization	23,899	6,128	15,014	17,229	3,928	66,198

EBITDA	(4,674)	15,758	8,307	14,383	(24,340)	9,434
(Gain) loss on sale of property, plant and equipment	(9,865)	47	(68)	(7,756)	(99)	(17,741)
Impairment and restructuring	11,703	5	2,349	6,424	1,960	22,441
Loss from discontinued operations before tax	—	—	—	—	18,841	18,841

Adjusted EBITDA	$(2,836)	$15,810	$10,588	$13,051	$(3,638)	$32,975

For year ended December 31, 2011:
Net Sales	$428,106	$195,714	$134,989	$270,897	$191,301	$1,221,007
Net income (loss)	(35,204)	25,387	(13,507)	(20,472)	(14,305)	(58,101)
Interest expense	—	—	—	12	—	12
Income tax expense (benefit)	4,469	7,244	3,082	(8,516)	(3,302)	2,977
Depreciation and amortization	25,959	5,093	16,159	19,149	4,184	70,544

EBITDA	(4,776)	37,724	5,734	(9,827)	(13,423)	15,432
(Gain) loss on sale of property, plant and equipment	(6,945)	99	(179)	(1,546)	(17)	(8,588)
Impairment and restructuring	5,706	—	1,005	19,611	4,740	31,062
Loss from discontinued operations before tax	—	—	—	—	3,300	3,300

Adjusted EBITDA	$(6,015)	$37,823	$6,560	$8,238	$(5,400)	$41,206

North America Gravity Pipe & Precast

          Net sales

        Net sales decreased by $25.4 million, or 5.9%, to $402.7 million in 2012 from $428.1 million in 2011. Sales volume decreased by 7% from 2011 to 2012. The decline was partially due to the contribution of nine plants to the CP&P joint venture in the third quarter of 2012. The remaining decrease was due primarily to the expiration of the Canadian government stimulus package in early 2012.

          Net loss

        Our net loss improved by $3.9 million, or 11.0%, to a net loss of $(31.3) million in 2012 from a net loss of $(35.2) million in 2011. The year-over-year improvement was due to sales of fixed assets, a reduction in depreciation expense, and a 6% increase in sales volume in the United States. These increases were primarily offset by increased impairment and restructuring charges. In 2012, we recorded fixed asset impairments at eight U.S. plants along with employee severance expenses. In 2011, we recorded fixed asset impairments at seven U.S. plants.

          Adjusted EBITDA

        Adjusted EBITDA increased by $3.2 million, to $(2.8) million in 2012 from $(6.0) million in 2011. The increase was due to our ability to better control expenses in 2012 despite net sales decreasing from 2011 to 2012.

North America Pressure Pipe

          Net sales

        Net sales decreased by $11.3 million, or 5.8%, to $184.4 million in 2012 from $195.7 million in 2011. Sales volume decreased by 13% primarily due to the expiration of the Canadian government stimulus package in early 2012. The decline was partially offset by several large water transmission projects in the United States that began in 2012. These projects resulted in a shift in product mix.

          Net income

        Net income decreased by $17.0 million, or 67.1%, to $8.4 million in 2012 from $25.4 million in 2011. This decrease was primarily due to a $19.5 million decline in income from continuing operations in Eastern Canada due to the expiration of the Canadian government stimulus package in early 2012, resulting in a volume decline in Eastern Canada of 14% from 2011 to 2012.

          Adjusted EBITDA

        Adjusted EBITDA decreased by $22.0 million, or 58.2%, to $15.8 million in 2012 from $37.8 million in 2011. As a percentage of net sales, Adjusted EBITDA decreased by 10 percentage points to 9% from 19%. This decrease was primarily due to the decline of net sales and volumes in Eastern Canada due to the expiration of the Canadian government stimulus package in early 2012.

North America Bricks

          Net sales

        Net sales increased by $8.8 million, or 6.5%, to $143.8 million in 2012 from $135.0 million in 2011, as a result of a 9% sales volume increase. The overall average sales price declined nearly 3%. The net sales increase was due to an increase in average housing starts.

          Net loss

        Our net loss decreased by $4.0 million, or 29.4%, to $(9.5) million in 2012 from $(13.5) million in 2011. In 2012, in an effort to reduce inventory, management cut back production volumes resulting in plant inefficiencies. Additionally, impairment and restructuring charges increased in 2012.

          Adjusted EBITDA

        Adjusted EBITDA increased by $4.0 million, or 61.4%, to $10.6 million in 2012 from $6.6 million in 2011. As a percentage of net sales, Adjusted EBITDA increased by 2 percentage points to 7% from 5%.

U.K. Bricks & Blocks

          Net sales

        Net sales decreased by $11.4 million, or 4.2%, to $259.5 million in 2012 from $270.9 million in 2011. The decrease in net sales was largely driven by volume declines for both bricks and blocks, resulting from difficult market conditions in the United Kingdom and a decline in housing starts. Brick, aircrete block and aggregate block sales volume declined 5%, 4% and 5%, respectively.

          Net loss

        Net loss improved by $19.2 million, or 94.0%, to a net loss of $(1.2) million in 2012 from net loss $(20.5) million during 2011. This improvement was primarily due to lower asset impairment and restructuring charges related to plant closures in 2012 compared to 2011. In addition, in 2012, we realized improved margins and we generated additional income from property sales. The effect of the foregoing factors was partially offset by a decrease in operating profits as a result of a reduction in net sales offset by reductions in the cost base following restructurings in prior periods.

          Adjusted EBITDA

        Adjusted EBITDA increased by $4.8 million, or 58.4%, to $13.1 million in 2012 from $8.2 million in 2011. As a percentage of net sales, Adjusted EBITDA increased by two percentage points to 5% from 3%. This increase was primarily due to a decrease in operating expenses.

Quarterly Net Sales Information

        The following tables set forth our unaudited combined predecessor quarterly net sales for each of the quarters during the nine months ended September 30, 2014 and the year ended December 31, 2013. This unaudited information has been prepared on a basis consistent with our audited combined predecessor financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the unaudited quarterly data. This information should be read together with our combined predecessor financial statements and the related notes, included elsewhere in this prospectus. The net sales for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended
	September 30, 2014	June 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	June 30, 2013	Mar 31, 2013
	(In thousands)
Total Net Sales	360,262	$322,489	$274,858	$261,342	$289,044	$310,334	$263,643

Liquidity and Capital Resources

        Historically, our primary sources of liquidity have been cash flows from operations and borrowings or advances from HeidelbergCement. HeidelbergCement uses a centralized approach to cash management and financing of its operations, including our businesses. The majority of our cash is transferred to HeidelbergCement daily and we are dependent on HeidelbergCement to fund our operating and investing activities. Cash transfers to and from HeidelbergCement's cash management accounts are reflected within Parent company net investment. As a result, all cash received by the business is deposited in and commingled with HeidelbergCement's general corporate funds and not specifically allocated to the businesses of the Company. The combined predecessor financial statements therefore reflect minimal cash balances. This arrangement is not reflective of the manner in which we would have financed our operations had we been a stand-alone business separate from HeidelbergCement during the periods presented.

        Our cash balances on and after the date of this offering will continue to be pooled with the cash of HeidelbergCement and its affiliates, so long as HeidelbergCement holds a controlling stake in the Company. Funding for working capital will be made available to us under revolving lines of credit provided by HeidelbergCement and its affiliates. After the completion of this offering, we expect our primary sources of liquidity to be cash on hand, cash from operations and borrowings under the revolving lines of credit provided by HeidelbergCement. See "Description of Certain Indebtedness." We believe these sources will be sufficient to fund our planned operations and capital expenditures.

        The following table sets forth a summary of the net cash provided by (used in) operating, investing and financing activities for the nine months ended September 30, 2014 and 2013 and for the years ended December 31, 2013, 2012 and 2011:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands)
Statement of Cash Flows data:
Net cash provided by operating activities	$46,187	$37,899	$67,466	$27,732	$92,307
Net cash provided by (used in) investing activities	(3,620)	(1,541)	11,047	68,131	13,433
Net cash used in financing activities	(62,151)	(51,652)	(78,125)	(100,538)	(82,452)

  Net Cash Provided by Operating Activities

        Net cash provided by operating activities was $46.2 million for the nine months ended September 30, 2014, compared to net cash provided by operating activities of $37.9 million for the nine months ended September 30, 2013. The increase in operating cash flow was driven by higher net income resulting from increased net sales, offset by changes in working capital in the nine months ended September 30, 2014.

        Net cash provided by operating activities was $67.5 million for 2013 compared to $27.7 million for 2012. The increase in operating cash flow was driven by higher income before non-cash charges.

        Net cash provided by operating activities was $27.7 million for 2012 compared to $92.3 million for 2011. The decrease in operating cash flow was driven by a decline in accounts payable due to timing of payments made to vendors.

  Net Cash Provided by (Used in) Investing Activities

        Net cash provided by investing activities was $3.6 million for the nine months ended September 30, 2014, primarily due to capital expenditures for $19.1 million related to costs associated with replacing fixed assets offset by distributions of $16.5 million for redemption of preferred units of the CP&P joint venture and net proceeds of $6.1 million from the sale of certain locations primarily within the North American segments along with the sale of land at one North America Pressure Pipe plant.

        Net cash provided by investing activities was $11.0 million for 2013, primarily due to the net proceeds of $26.7 million from the sale of certain locations within the North America Gravity Pipe & Precast Segment, including the sale of one closed roof tile plant, offset in part by capital expenditures of $15.0 million. These capital expenditures related primarily to costs associated with replacing fixed assets.

        Net cash provided by investing activities was $68.1 million for 2012, primarily due to the net proceeds of $94.4 million from the sale of the North America paver business and other assets, such as the Ontario and Apple Valley plants within North America Gravity Pipe & Precast segment, offset in part by capital expenditures of $24.0 million. These capital expenditures related primarily to fixed asset replacements.

        Net cash provided by investing activities was $13.4 million for 2011, primarily due to the net proceeds of $37.1 million from the sale of closed plants, offset in part by capital expenditures of $22.8 million.

  Net Cash Used in Financing Activities

        Net cash used in financing activities was $62.2 million and 51.7 million for the nine months ended September 30, 2014 and 2013, respectively, primarily due to net distributions to Parent.

        Net cash used in financing activities was $78.1 million for 2013, $100.5 million for 2012 and $82.4 million for 2011, in each case primarily due to net distributions to Parent.

Capital Expenditures

        In the first nine months of 2014 and 2013, our capital expenditures amounted to $19.1 million and $9.5 million, respectively. We had capital expenditures of $15.0 million, $24.0 million and $22.8 million in 2013, 2012 and 2011, respectively. Capital expenditures related to large equipment, such as plant and mobile equipment, expansion of current facilities and environmental and permit compliance projects, among others. We expect that our capital expenditures will increase in the coming years as we make investments to increase the capacity of our brick plants in the United Kingdom and an increased need for maintenance capital expenditures. Our capital expenditures for the fourth quarter of 2014 are forecasted to be approximately $13.7 million.

Contractual Obligations and Other Long-Term Liabilities

        The following table summarizes our significant contractual obligations as of December 31, 2013. Some of the amounts included in the table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table.

	Payment Due by Period
	Total	2014	2015-2016	2017-2018	Thereafter
	(In thousands)
Operating leases	$17,303	$4,531	$5,055	$2,382	$5,335
Capital lease obligations	17,324	2,854	5,626	5,176	3,668

Total Commitments	$34,627	$7,385	$10,681	$7,558	$9,003

        The table above excludes principal and interest payments attributable to advances from HeidelbergCement. In connection with this offering, we expect to enter into new term loans and revolving lines of credit that will result in contractual obligations to pay principal and interest over the upcoming years. See "Description of Certain Indebtedness."

Off-Balance Sheet Arrangements

        In the ordinary course of our business, we are required to provide surety bonds and standby letters of credit to secure performance commitments, particularly in our brick, pressure pipe and structural precast businesses. As of December 31, 2013, outstanding surety bonds and standby letters of credit amounted to $129.7 million. See "Description of Certain Indebtedness."

Quantitative and Qualitative Disclosures about Market Risk

        In the normal course of business, we are exposed to financial risks such as changes in interest rates, foreign currency exchange rates and commodity price risk associated with our input costs. In the United States and Eastern Canada, for the nine months ended September 30, 2014 and for the years ended December 31, 2013, 2012 and 2011, derivative instruments were not used.

Interest Rate Risk

        We currently have no interest-bearing debt other than capital leases. However, we plan to enter into new debt financing arrangements in connection with this offering in order to replace the funding provided by HeidelbergCement. Outstanding debt amounts will be subject to interest rate risk arising from the exposure to fluctuations in interest rates.

Foreign Currency Risk

        Approximately 11%, 12%, 15% and 18% of our net sales for the nine months ended September 30, 2014 and the years ended December 31, 2013, 2012 and 2011, respectively, were in Eastern Canada and approximately 39%, 35%, 33% and 33% of our net sales for the nine months ended September 30, 2014 and the years ended December 31, 2013, 2012 and 2011, respectively, were in the United Kingdom. As a result, we are exposed to movements in foreign exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the British pound. We estimate that a 1% change in the exchange rate between the U.S. dollar and the Canadian dollar would affect net sales by approximately $1.4 million, and a 1% change in the exchange rate between the U.S. dollar and the British pound would affect net sales by approximately $3.9 million, based on 2013 results. This may differ from actual results depending on the levels of net sales in Eastern Canada and in the United Kingdom. During the nine months ended September 30, 2014 and the years ended December 31, 2013, 2012 and 2011, we did not use foreign currency hedges to manage this risk.

Commodity Price Risk

        We are subject to commodity price risks with respect to price changes mainly in the electricity and natural gas markets and other raw material costs, such as cement, aggregates, steel and clay. Price fluctuations on our key inputs have a significant effect on our financial performance. The markets for most of these commodities are cyclical and are affected by factors such as the global economic conditions, changes in or disruptions to industry production capacity, changes in inventory levels and other factors beyond our control. For natural gas usage in the United Kingdom, we occasionally enter into forward contracts resulting from our analysis of forward price curves.

Credit Risk

        Financial instruments that potentially subject us to a concentration of credit risk consist principally of accounts receivable. We provide our products to customers based on an evaluation of the financial condition of our customers, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. We monitor the exposure for credit losses and maintain allowances for anticipated losses. Concentrations of credit risk with respect to our accounts receivable are limited due to the large number of customers comprising our customer base and their dispersion among many different geographies.

Critical Accounting Policies

        A summary of our significant accounting policies is included in Note 2 to the audited combined predecessor financial statements included elsewhere in this prospectus. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which our financial statements have been prepared at any point in time. We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on the financial statements.

Impairment of Long-Lived Assets

        We evaluate the recoverability of our long-lived assets in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 360, Property, Plant and Equipment ("ASC 360"). ASC 360 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the net book value of an asset, or asset group, to future undiscounted net cash flows expected to be generated by the asset or asset group. In the event the net book value of an asset, or asset group, exceeds the sum of the undiscounted cash flows, we determine the fair value of the asset or asset group and record an impairment. Such evaluations for impairment are significantly impacted by estimates of future prices for our products, capital needs, economic trends in the construction sector and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the net book value of the assets exceeds their fair value. In the years ended December 31, 2013, 2012, and 2011 no asset groups were impaired because undiscounted cash flows exceeded the net book value. Assets to be disposed of by sale are reflected at the lower of their net book value or fair value less cost to sell.

        Determination as to whether and how much an asset is impaired involves significant management judgment involving highly uncertain matters, including estimating the future success of achieving forecasts of net sales, future selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. However, the impairment reviews and calculations are based on estimates and assumptions that take into account our business plans and long-term investment decisions.

        We record impairment charges for assets at manufacturing facilities that we permanently close when the decision is approved by our management if the asset's fair value is less than its net book value. In 2013, 2012 and 2011, we recorded impairment charges of $25.0 million, $13.2 million and $17.4 million, respectively, for property, plant and equipment written down to its fair value upon plant closures.

Goodwill and Other Intangible Assets

        The goodwill reflected in our combined predecessor financial statements relates to the push-down of goodwill resulting from the 2007 acquisition of Hanson PLC by HeidelbergCement ("2007 Acquisition"). Goodwill resulting from the 2007 Acquisition has been pushed down to our reporting units based on the relative fair values of the reporting units at the acquisition date.

        Goodwill represents the excess of costs over the fair value of identifiable assets of the businesses acquired. We evaluate goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets ("ASC 350"). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. We perform our annual impairment testing of goodwill as of October 1 of each year and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired.

        We evaluate impairment of goodwill by first assessing the fair value of the reporting units and comparing that fair value to the net book value of each reporting unit. In assessing the fair value, we typically use a discounted cash flow model. If the fair value of a reporting unit is determined to be less than the net book value, in a second step, we compare the implied fair value of goodwill to its net book value. If the net book value of goodwill exceeds its implied fair value, an impairment loss is required equal to that excess. Key assumptions used in our discounted cash flow model are management's estimates of future profitability, capital requirements, a reporting unit-specific discount rate, based on the reporting unit's weighted average cost of capital (WACC) and a real terminal growth rate of 2.0%. Discount rates ranged from 9.3% to 19% for our reporting units in 2013 and 8% to 19% in 2012. We also perform a sensitivity analysis to understand and consider the impact that changes in assumptions may have on the outcome of the first step of the impairment test. Our sensitivity analysis considers the effect of a 100 basis point increase in the WACC rate for each reporting unit and the effect of a reduction of annual growth rates by 25 basis points.

        At September 30, 2012 we had goodwill of $348.3 million in five of our reporting units. The fair values for these reporting units were calculated using discounted cash flow models that consider five discreet plan years and a calculated terminal value in year six. In four of the five reporting units, fair value exceeded net book value by at least 100%. The fifth reporting unit, U.S. Pressure Pipe, had a fair value that exceeded its net book value by less than 10%. Based on the analysis described above, for the reporting units for which we performed the first step of the quantitative impairment test, we concluded that our goodwill was not impaired as of December 31, 2012 because all reporting units passed the first step of the test as the fair values of each of the reporting units were in excess of their respective net book values.

        At October 1, 2013, we had goodwill of $342.1 million in five reporting units. The fair values for these reporting units were calculated using discounted cash flow models that consider five discreet plan years and a calculated terminal value in year six. Three of the five reporting units' fair value exceeded net book value by at least 40% even when considering the modifications made to consider the sensitivity of our analyses. Canada Pressure Pipe had a fair value that exceeded net book value by less than 20%. U.S. Pressure Pipe failed step one because its fair value was less than its net book value. For 2013, we performed a step two analysis to determine the fair value of the U.S. Pressure Pipe reporting unit. After a theoretical purchase price allocation of the fair value we determined the goodwill of the U.S. Pressure Pipe reporting unit was fully impaired and recorded an impairment of $236.6 million. The impairment was a result of a significant reduction in the forecasted net sales in the reporting unit based on our assessment of the current market conditions as well as an increase in the WACC rate for the reporting unit. The WACC rate increased because of an increase in the risk free rate in addition to an increase in the rate for risks specific to the reporting unit.

        The table below displays the recorded goodwill as of September 30 for selected reporting units tested in the 2013 and 2012 annual impairment tests for each respective year. The information in the table is provided for reporting units for which the results of step one indicated that the fair value of the reporting unit was less than 20% in excess of the net book value as of the date of impairment test. Our results of the comparison between net book value and fair value indicated that for the 2013 test there was one reporting unit, U.S. Pressure Pipe, that did not pass step one. The remaining reporting units for the 2013 tests passed step one. For the 2012 test, there were no reporting units whose fair value was less than its carrying value.

			Fair value exceeds net book value by or (amount by which step one of impairment test fails)
Reporting unit	Goodwill	Fair value exceeds net book value by	Effect of 100 basis point increase in WACC rate	Effect of reducing annual growth rates by 25 basis points
	(In thousands)
2013 Impairment Test
U.S. Pressure Pipe	$236,639	NA	NA	NA
Canada Pressure Pipe	28,696	3,500	1,000	3,400
2012 Impairment Test
U.S. Pressure Pipe	$236,639	$25,000	$12,000	$23,000

        As of December 31, 2013 and 2012, the net carrying value of intangible assets other than goodwill amounted to $13.5 million and $15.6 million, respectively. Intangible assets mainly include brand names, which have indefinite useful lives, clay rights and merchant relationships (with weighted average useful lives of 9 to 27 years). Intangible assets with indefinite useful lives are not amortized, but are tested for impairment in a manner similar to the manner described for goodwill, at least annually or whenever events or circumstances indicate an impairment may have occurred. Intangible assets that are deemed to have definite lives are amortized over their useful lives. Due to the continued uncertainty regarding the strength and timing of the economic recovery at the end of 2013, we performed an impairment review of all intangible assets other than goodwill. As a result, we recognized an impairment charge of $1.8 million in 2013 related to merchant relationships.

Income Taxes

        Income tax expense consists of federal, state, provincial, local and foreign taxes based on income in the jurisdictions in which we operate. Historically, our subsidiaries in the United Kingdom and Eastern Canada have filed their own separate tax returns, while our U.S. subsidiaries were included in HeidelbergCement's U.S. consolidated federal and state income tax returns. In the combined predecessor financial statements, income tax benefit (expense) is calculated as if our U.S. subsidiaries filed consolidated returns separate for the HeidelbergCement's other U.S. subsidiary. In the past, our subsidiaries in the United Kingdom were eligible to claim group relief under U.K. tax rules with HeidelbergCement. After our separation from HeidelbergCement, our subsidiaries will only be eligible to claim group relief under U.K. tax rules with each other, which may cause our income taxes payable in the United Kingdom to increase.

        Losses and other tax attributes generated on a hypothetical stand-alone basis and hypothetical consolidated return basis are reflected as deferred tax assets, even though some of those losses or attributes may have been utilized by HeidelbergCement with whom we filed consolidated U.S. federal returns or qualified for U.K. group relief. All hypothetical current taxes payable or receivable are deemed settled through net parent investment. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates.

        We review our deferred tax assets for recoverability and provide a valuation allowance when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including our ability to carryback operating losses to prior years, the reversal of deferred tax liabilities, tax planning strategies and projected future taxable income. Based on these considerations, we have recorded a full valuation allowance against all of our U.S. net deferred tax asset for all periods presented in our financial statements.

        Assuming our separation from HeidelbergCement constitutes a change in ownership under Section 382 of the Internal Revenue Code, use of our pre-separation U.S. federal net operating losses, or NOLs, to offset taxable income from post-separation operations may be limited. Similar limitations may also exist under the laws of certain states in which we operate. Any limitation of our ability to use our accumulated pre-separation U.S. federal NOLs may cause our income tax payable in the United States to increase.

        We will enter into a tax receivable agreement with HeidelbergCement prior to our separation from HeidelbergCement whereby we will be obligated to make annual payments to HeidelbergCement equal to 85% of the U.S. federal, state and local tax benefits realized from the utilization of NOLs and certain other tax attributes that were generated when we were owned by HeidelbergCement. The Company has U.S. NOL carryforwards of approximately $291 million, a portion of which will start to expire in 2028. The Company's deferred tax assets and liabilities are determined on the hypothetical basis described above and may not reflect the amount that would be determined upon separation from the HeidelbergCement Group. The amount payable to HeidelbergCement under the tax receivable agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of pre-IPO U.S. federal, state and local NOLs and certain other tax attributes. For purposes of determining the reduction in taxes resulting from the utilization of pre-IPO tax attributes, we will be required to assume that pre-IPO NOLs are utilized before any other NOL.

        We are subject to audit examinations at federal, state, local and foreign levels by tax authorities in those jurisdictions who may challenge the treatment or reporting of any tax return item. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcomes of these challenges are subject to uncertainty. Taxable years after 2009 are still open for examination for the United States and Canada. Taxable years after 2010 are still open for examination for the United

Kingdom Each period we assess uncertain tax positions for recognition, measurement and effective settlement. Benefits from uncertain tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Where we have determined that our tax return filing position does not satisfy the more likely than not recognition threshold, we have recorded no tax benefits.

Recent Accounting Pronouncements

        In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-08 (Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity) which requires an entity to report a disposal of a component of an entity in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity's operations and financial results when the component of an entity meets certain criteria to be classified as held for sale when the component of an entity is disposed of by a sale or disposed of other than by a sale. Further, additional disclosures about discontinued operations should include the following for the periods in which the results of operations of the discontinued operations are presented in the statement of operations: the major classes of line items constituting pre-tax profit or loss of discontinued operations; total operating and investing cash flows of discontinued operations; depreciation, amortization, capital expenditures and significant operating and investing noncash items of discontinued operations; pre-tax profit or loss attributable to the parent if a discontinued operation includes a non-controlling interest; a reconciliation of major classes of assets, liabilities of the discontinued operation classified as held for sale; and a reconciliation of major classes of line items constituting the pre-tax profit or loss of the discontinued operation. This guidance is effective for the Company beginning in fiscal year 2016, and will impact the Company's assessment of any future discontinued operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with Customers, which requires an entity to recognize an amount of revenue to which it expects to be entitled for the transfers of promised goods or services to customers. This ASU will replace existing revenue recognition guidance in U.S. GAAP when it becomes effective. This new standard will be effective for us on May 1, 2017 and early application is not permitted. The standard permits the use of either a retrospective approach, where three years of financial information are presented, or a modified retrospective approach, where the ASU is applied on the most current period presented in the financial statements. We are evaluating the effect this ASU will have on our financial statements.

INDUSTRY

        We compete in the multibillion dollar concrete and clay building products markets. Our primary products are concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks. Our end markets include residential construction, water and transportation infrastructure and non-residential construction in the United States, Eastern Canada and the United Kingdom. We believe that we are well positioned to take advantage of the renewed growth and recovery in these end markets.

Core Product Categories

Gravity Pipe and Precast

        Gravity pipe is primarily used for storm water applications such as storm drains for roads and driveways, sanitary sewers, treatment plant piping and utility tunnels. Demand for our gravity pipe products is largely driven by residential construction, water drainage infrastructure spending and the repair and replacement of aging storm water management infrastructure.

        Gravity pipe can be manufactured from several materials, including concrete, iron, steel and plastic. We believe concrete gravity pipe continues to provide superior attributes relative to competing materials, including plastic. Concrete gravity pipe provides approximately 90% of the required support and is not dependent on the soil envelope for performance. Additionally, concrete gravity pipe can be pre-tested for quality in advance of use and is considerably less sensitive to how it is installed as compared to other materials, including plastic. According to the American Concrete Pipe Association ("ACPA"), market share gains peaked for plastic drainage pipe in public bid processes in 2008 and concrete pipe has since gained market share relative to plastic pipe in public bids.

        Freedonia estimates that U.S. and Eastern Canada demand for concrete gravity pipe will increase at a CAGR of 7.8% from 2013 to 2018 to $1.6 billion, primarily driven by the recovery of general economic and construction activity, as well as the need to repair and upgrade aging and obsolete sewer, drain and water distribution networks.

        According to Freedonia, drainage and sewage applications, which accounted for 90% of U.S. large diameter gravity pipe demand in 2013, are expected to remain the dominant applications for concrete gravity pipe through 2018, with sales projected to increase at a CAGR of 6.4%. Additionally, Freedonia expects concrete gravity pipe to grow relative to other materials due in part to the adoption of the most recent U.S. federal highway bill. This bill no longer requires states to include alternative materials such as plastic pipe in their specifications, but instead leaves responsibility for pipe selection criteria to state engineers, who historically have relied on concrete gravity pipe for highway projects.

Source: Freedonia.

        Our precast concrete drainage products are impacted by the same demand drivers as concrete gravity pipe and we expect similar growth in this market.

Pressure Pipe

        Our concrete and steel pressure pipe is engineered for a variety of lengths and diameters and is used for high-to-low-pressure applications, including water transmission and distribution lines, in the United States and Eastern Canada. According to Freedonia, water transmission accounts for approximately 75% of the total U.S. demand for pressure pipe and current demand has reached near pre-recession levels. Further growth in demand for new water pipelines is expected to be driven by increased municipal spending on water infrastructure and a recovery in housing starts.

        Freedonia estimates that the large diameter concrete and steel pressure pipe market in the United States and Eastern Canada was $609 million in 2013 and that this market will grow at a CAGR of 6.6% from 2013 to 2018. It is expected that concrete pressure pipe will grow at a CAGR of 7.0% during this period as contractors increasingly utilize more proven material types, such as concrete pressure pipe. Water transmission and distribution applications will remain the dominant application, growing at a CAGR of 6.4% from 2013 to 2018, driven by efforts to improve and expand water transmission and distribution infrastructure in the region.

        Further growth is expected as key demand drivers, such as increased municipal spending on water infrastructure and housing starts, recover and translate into new water pressure pipe demand. We have built a leading presence in areas where we believe strong demand will exist due to strong demand for water infrastructure. While Texas's economy and population have been growing significantly, the state has been suffering from severe drought conditions which will drive continued investment in Texas's water infrastructure to bring additional water supplies to major metropolitan areas, including Dallas, Houston, San Antonio and Austin. In November 2013, to support such investment, Texas voters approved an amendment to the state constitution to transfer $2 billion from Texas's so-called "Rainy Day Fund" to create the new State Water Implementation Fund for Texas (or SWIFT). This initial $2 billion is expected to be leveraged to fund $25 billion of water infrastructure projects. We believe we are the largest supplier of large diameter water transmission pipe and distribution in Texas, where we supply prestressed concrete cylinder pressure pipe, spiral-welded steel pressure pipe and bar-wrapped concrete pressure pipe. We believe that Texas accounts for approximately one-half of the U.S. water transmission and distribution market. We have recently invested in capacity expansion to improve our leading market position in Texas.

Source: Freedonia.

Brick

        Based on Freedonia estimates, demand for bricks in the United States and Eastern Canada is projected to expand at a CAGR of 10.6% from 2013 to 2018 to $2.1 billion, a turnaround from the decline in demand experienced between 2008 and 2013 when brick demand was negatively impacted by the steep drop in housing completions and a fall in non-residential building construction spending during the recent economic recession. The residential market is expected to see increasing gains in demand through 2018, supported by a rebounding new housing market.

Source: Freedonia.

        According to Freedonia, demand for bricks in the United Kingdom is expected to grow at a CAGR of 6.1% from 2013 to 2018 to $714 million, driven by continued growth in the U.K. residential market. We believe the dollar value of this growth will be significantly higher than that projected by Freedonia due to price increases experienced in the U.K. brick market in 2014. We also believe that a rebound in total new housing starts, which is forecasted by the Construction Products Association to grow at a CAGR of 7.1% from 2013 to 2018, will contribute to brick demand growth in the U.K. residential market. The U.K. residential market is projected to grow faster than the non-residential market.

        According to Freedonia, demand for concrete blocks and aircrete blocks in the United Kingdom is expected to grow at 4.4% and 6.0%, respectively, from 2013 to 2018.

Source: Freedonia.

Core End Markets

        Demand for our products is dependent on key end-market drivers, such as residential construction, water and transportation infrastructure and non-residential construction in the United States, Eastern Canada and the United Kingdom.

Residential Construction (estimated to be approximately one-half of our Total Net Sales)

        We currently generate net sales from the U.S., Eastern Canada and the U.K. residential construction markets. The main drivers of our products in the residential construction market include large community developments, single-family home construction, multi-family home construction and home improvement spending.

        U.S. residential new construction has begun to recover since reaching historical lows during the recent economic recession. According to the U.S. Census Bureau, total new housing starts peaked in 2005 at approximately 2.1 million units and subsequently declined to approximately 0.5 million units in 2009. Although total new housing starts grew at a CAGR of 16.4% from 2010 to 2013, current levels remain substantially below the long-term average of 1.5 million units since the U.S. Census Bureau began reporting the data in 1950. According to the National Association of Homebuilders, total new housing starts in the United States are expected to increase to approximately 1.0 million units, or 6.6%, in 2014, with further increases to approximately 1.2 million units, or 26.2%, in 2015 and approximately 1.5 million units, or 23.8%, in 2016. According to the Construction Products Association, U.K. total new housing starts are expected to grow at a CAGR of 7.1% from 2013 to 2018.

Source: National Association of Homebuilders.

        According to the American Housing Survey by the U.S. Census Bureau and the U.S. Department of Housing and Urban Development, more than 61.0% of the current U.S. housing stock was built before 1980 and the median estimated home age has increased from 23 years in 1985 to 37 years in 2011. We expect the home improvement market to continue to become a larger growth driver as housing markets continue to demonstrate growth and home equity values continue to increase. As of March 2014, the Home Improvement Research Institute projects that U.S. sales of repair, renovation and improvement products will grow at a rate of 6.5% in 2014 and 7.0% in 2015, primarily driven by the improving economy, rising home prices and greater consumer confidence.

Source: Home Improvement Research Institute.

        For 2013, our net sales in the U.K. residential construction market was approximately one-third of our total net sales. The Construction Products Association expects total private U.K. housing starts to increase 18.0% in 2014, 10.0% in 2015 and 5.0% in 2016. These gains will largely be driven by improvements in the economy, a strengthening housing market, government stimulus measures and better credit conditions. A combination of improved economic growth and increased public sector spending, as compared to the period during and immediately following the recession, means that the construction industry is forecasted to experience a growth in output during 2014 that is expected to outpace U.K. GDP.

Source: Construction Products Association.

        U.K. private repair and remodeling is expected to grow at a CAGR of 4.0% between 2013 and 2018 according to the Construction Products Association. The private housing repair and remodeling sector, a primary driver of demand for our Fletton brick, is expected to benefit from increases in consumer confidence and real wages.

Infrastructure (estimated to be approximately one-third of our Total Net Sales)

        We currently generate net sales from the U.S., Eastern Canada and the U.K. infrastructure markets, although a majority of these net sales are generated in the United States. The main drivers of our products in the infrastructure market include the construction of storm water drainage, water transmission to municipalities and streets and highways. The infrastructure market includes publicly funded projects, which often require local, state or federal government approvals. Many water infrastructure construction and repair projects are funded through the implementation of increased water and drainage rates, levies and taxes.

        The aging infrastructure in the United States is expected to require repair or replacement in the coming years. The U.S. road network consists of approximately four million miles of public roads and highways and sewer mains which, in each case, were primarily constructed more than 50 years ago. The American Society of Civil Engineers, or ASCE, gave the overall U.S. infrastructure a D+ grade in its recent 2013 report card and estimates that $298 billion is needed over the next 20 years to replace and upgrade the existing wastewater infrastructure in the United States. Citing the 2008 Clean Watersheds Needs Survey, the ASCE report states that $64 billion is needed to address combined sewer overflows and storm water management over this 20-year period. The ASCE report states that 32% of major roads are in poor or mediocre condition. The report also states that 42% of the urban highways remain congested, costing $101 billion in wasted time and fuel. The U.S. Federal Highway Administration estimates that $170 billion is needed annually to improve the condition of the nation's roads and highways, a significant increase from the $101 billion that is needed to just maintain their current condition. In July 2014, the U.S. Congress passed the Highway and Transportation Funding Act of 2014 to provide a short-term extension of the prior MAP-21 highway funding initiative, which was previously scheduled to expire on September 30, 2014. This legislation extends federal highway funding until May 2015. Additionally, McGraw-Hill estimates that total U.S. spending on streets and highways will grow at a CAGR of 9.3% from 2014 to 2018.

        The EPA estimated that water transmission and distribution projects are the largest category of infrastructure need in its Report to Congress submitted in 2013. The EPA estimates the majority of the $247 billion needed over the next 20 years for water transmission and distribution will replace or refurbish aging or deteriorating transmission and distribution mains, including pressure pipe. U.S. water line infrastructure spending in 2013 was only 45% of the EPA forecasted spending need. This represents a five-year low of actual spending relative to the EPA forecasted spending need and we believe there is significant pent-up demand. McGraw-Hill also estimates that U.S. water supply systems spending will grow at a CAGR of 7.2% from 2014 to 2018.

Source: McGraw-Hill.

Non-Residential Construction (estimated to be approximately one-sixth of our Total Net Sales)

        We currently generate net sales from the U.S., Eastern Canada and the U.K. non-residential construction markets, although a majority of these sales are generated in the United States. The main drivers of our products in the non-residential construction markets include the construction of commercial buildings and office parks, shopping centers and other large retail sites, healthcare facilities and hospitals, school and education facilities and other institutional and industrial buildings.

        McGraw-Hill is forecasting U.S. non-residential construction, consisting of commercial, industrial and institutional construction, to grow at a CAGR of 12.5% from 2013 to 2016. Additionally, the American Institute of Architects' survey tracking billing activity for the industrial, non-residential and institutional sectors indicates that these building construction markets continue to recover.

BUSINESS

Our Company

        We are a leading multinational manufacturer of a diversified range of concrete and clay building products in the United States, Eastern Canada and the United Kingdom. Our primary products are concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks. Our products are used across a broad range of end markets, including residential construction, water and transportation infrastructure and non-residential construction applications. We have established a leading position in most of our products and end markets by leveraging our scale, engineering capabilities, manufacturing excellence, sales and distribution platforms and customer service both prior to and after a sale. Our business has been built through many years of organic expansion and acquisitions prior to its purchase by HeidelbergCement in 2007. With the end markets we serve now in various stages of cyclical recovery, as a new public company we believe we will be well-positioned to pursue profitable organic growth opportunities and selective strategic acquisitions at attractive points in the cycles of our markets. For the latest twelve-month period ended September 30, 2014, we generated net sales of $1,219.0 million, a net loss of $225.4 million and Pro Forma Adjusted EBITDA of $145.4 million. For a reconciliation of Pro Forma Adjusted EBITDA to the most directly comparable GAAP measure, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management."

        We operate in the following five business segments:

  •
  North America Gravity Pipe & Precast:  We believe we are the largest manufacturer of concrete gravity pipe in North America and a leading manufacturer of precast concrete drainage products in the United States and Eastern Canada based on estimated manufacturing capacity. Gravity pipe is primarily used for storm water applications such as storm drains for roads and driveways, sanitary sewers, treatment plant piping and utility tunnels. Precast concrete drainage products include box culverts, utility boxes, manholes, drainage inlets and pipe end sections.

  •
  North America Pressure Pipe:  We believe we are the largest manufacturer of concrete pressure pipe and one of the two largest manufacturers of pressure pipe in North America based on estimated manufacturing capacity. Our pressure pipe is used in water transmission and distribution lines, power plant cooling water lines, sewage force mains for wastewater and storm water handling and other diverse applications involving the movement of large volumes of water. Our pressure pipe is highly engineered, includes multi-material components and is built to order for technically demanding applications requiring various thresholds of pressure and loads. Our engineers work closely with customers to design components and systems to meet specific regulatory and industrial demands.

  •
  North America Bricks:  We believe we are one of the two largest clay brick manufacturers in North America based on estimated available manufacturing capacity. Our bricks are used for exterior facades in residential and non-residential structures. We operate brick manufacturing facilities which are strategically located near raw material reserves and major brick consuming metropolitan areas in the United States and Eastern Canada.

  •
  U.K. Bricks & Blocks:  We believe we are one of the two largest manufacturers of clay brick in the United Kingdom based on estimated manufacturing capacity. Our bricks are used for exterior facades in residential and non-residential structures. We also manufacture autoclaved aerated concrete blocks, known as aircrete blocks, as well as traditional aggregate blocks, sometimes known as concrete building blocks, which are both used for structural and internal walls in residential and non-residential construction. In addition, we also manufacture specialized clay roofing products.

  •
  Other:  This segment includes our precast flooring and other precast products business in the United Kingdom, our structural precast and roof tile businesses in North America and our concrete pavers and external wall insulation products businesses in the United Kingdom.

        Our products are used by a wide variety of customers, including contractors, residential and non-residential building owners and developers, utility companies and governmental authorities, to whom we sell either directly or through our long-standing relationships with independent distributors. No single customer accounted for 10% or more of our net sales in 2013.

        As of September 30, 2014, we have an extensive network of 107 manufacturing plants and eleven distribution facilities strategically located throughout the United States, Eastern Canada and the United Kingdom. Our facilities are generally in or near metropolitan areas, many of which we believe have attractive potential for economic growth based on population trends, increasing business activity, above-average employment growth and significant needs for water and transportation infrastructure development. The geographic footprints within which it is economically viable to ship our products from our manufacturing facilities depend on our products' respective value-to-weight ratios and freight costs. Our local market knowledge and strategically placed locations minimize shipping and freight costs while maintaining a high degree of local market expertise.

        The following maps show our current operating footprint in North America and the United Kingdom.

As of September 30, 2014. Includes CP&P joint venture.

        Our broad footprint in the United States, Eastern Canada and the United Kingdom, coupled with a strong local presence, provides us with an advantage compared to many of our competitors in markets that have many small local and regional manufacturers. We believe our products and service have long been associated with quality, dependability and market-leading performance.

        The charts below summarize our net sales for 2013 by region, segment and estimated end market.

Our History

        We were incorporated in Jersey, Channel Islands on August 14, 2014 for the purpose of this initial public offering. Upon completion of this offering and the corporate separation transactions described in this prospectus, we will be a public company and will own HeidelbergCement's building products business in the United States, Eastern Canada and the United Kingdom.

        HeidelbergCement AG (including its subsidiaries, "HeidelbergCement") is a multinational building materials company headquartered in Heidelberg, Germany. HeidelbergCement acquired its building product business in the United States, Eastern Canada and the United Kingdom in 2007 through the acquisition of Hanson PLC ("Hanson"), a United Kingdom-based international building materials company. The pre-existing building product business of HeidelbergCement in Western Canada was and is integrated into HeidelbergCement's cement, aggregates and ready-mix concrete business in that region, is not considered part of HeidelbergCement's building product business and will not be transferred to the Company.

        Hanson was founded in 1964 as Hanson Trust Ltd and subsequently established a significant presence in the building products business in the United Kingdom. Hanson entered the North American building products market in 1991 through the acquisition of Beazer plc and its United States subsidiary, Beazer West, Inc. (formerly known as Gifford-Hill & Company, Inc.), with its building products division, Gifford-Hill Concrete Products. Hanson expanded its presence in North America through the acquisition of Concrete Pipe and Products Company, Incorporated in 1997 and through numerous other acquisitions and greenfield developments in subsequent years.

        In 2011, we sold the assets of our Pipe & Precast business in Sioux Falls, South Dakota to Hancock Concrete Products. In 2011, we also entered into an asset exchange with Sherman-Dixie Concrete Industries, in which Sherman-Dixie received our concrete pipe and precast plant in Lenoir City, Tennessee, and we acquired Sherman-Dixie's concrete pipe plant in Dayton, Ohio. In 2012, we sold our paver business in the United States and Canada to Oldcastle Architectural and the Irwindale, California operations of our structural precast business to Clark Pacific. In 2012, we entered into an asset exchange with Oldcastle Precast involving our business in the Pacific Northwest, and we received Oldcastle Precast's concrete pipe and precast plant in Marianna, Florida.

Our Strengths

Market Leading Positions Across Products and Geographies.

        We believe we are the largest manufacturer in many of the markets in which we operate based on estimated manufacturing capacity. We believe we are the largest manufacturer of concrete gravity pipe and the largest manufacturer of concrete pressure pipe in North America. We believe we are one of the two largest brick manufacturers in North America based on estimated manufacturing capacity. We believe we are the second largest manufacturer of brick in the United Kingdom and the largest brick manufacturer in Eastern Canada. We are the only U.S. pressure pipe manufacturer with a full line of prestressed concrete, steel and bar-wrapped pressure pipe for water transmission and distribution applications. Our extensive footprint of 89 manufacturing facilities in North America and 18 manufacturing facilities in the United Kingdom provides us with a scale advantage relative to many of our competitors. Many of our products have low value to weight ratios and, with our manufacturing facilities located in relatively close proximity to our customers, we believe we can capture margin while pricing our products competitively.

        Several of our products require significant technical expertise and customer interaction and we believe our expertise and field service is a distinct competitive advantage. For example, to serve our pressure pipe customers, we have dedicated sales and service engineers to work with contractors prior to the submission of a bid for infrastructure projects in order to develop product specifications and project plans. Our early involvement helps to ensure that our products will be used if our customer's bid is ultimately accepted. Upon a contract win we engage our large field staff to oversee installation, which we believe is a key differentiator relative to our competition. We believe this expertise and commitment to service throughout the product life cycle are distinct competitive advantages. Several of our products are also highly differentiated in the marketplace. As the only manufacturer of the iconic Fletton, or London, brick in the United Kingdom, we are uniquely positioned to benefit when homeowners remodel or extend their London brick built homes.

Diversified Products, Geographies, End Markets and Customers.

        We are strategically diversified across a broader range of products, geographies, end markets and customers than most other building products companies. As a result, our products are subject to varied drivers of demand, with demand for gravity pipe primarily dependent on the storm water drainage needs from road infrastructure and residential spending, pressure pipe primarily dependent on water transmission and distribution development and bricks primarily dependent on new residential construction and residential remodeling.

        We are also diversified across various regions in the United States, Eastern Canada and the United Kingdom, whose economies are each affected by distinct drivers of regional demand. We are one of the few companies in our industry that operate a geographically diverse manufacturing platform capable of servicing our customers across the most regions of the United States and Eastern Canada. In the United Kingdom, we market our products throughout England, Wales and Scotland. In 2013, we sold at least one of our products in nearly every state in the United States and maintain a strong presence in the southeastern United States, including the Texas and Florida markets, which we believe exhibit strong population growth and demand for building products. In Texas, we offer a comprehensive line of gravity pipe, pressure pipe and brick products.

        Our pressure pipe operations are located in geographies we believe will have significant potable water infrastructure demand due to strong population growth and potential water shortages. For example, the population of Texas has grown significantly and is expected to continue to grow despite severe drought conditions. We believe population growth and increasing water requirements will drive continued investment in the state's water infrastructure to bring additional water supplies to population centers. In November 2013, to support such investment, Texas voters approved an amendment to the state constitution to transfer $2 billion from the state's so-called Rainy Day Fund to create the new State Water Implementation Fund for Texas (or SWIFT). This initial $2 billion is expected to be leveraged to fund $25 billion of water infrastructure projects.

        Based on estimated manufacturing capacity, we believe we are the largest manufacturer of large diameter pressure pipe in Texas, where we supply prestressed concrete cylinder pressure pipe, spiral-welded steel pressure pipe and bar-wrapped concrete pressure pipe. Our management believes that Texas is the largest pressure pipe market in the United States. We have recently invested in pressure pipe capacity expansion at our Grand Prairie, Texas plant to maintain our leading market position in the state.

        Our management believes that Texas is also the largest concrete gravity pipe market in the United States and we expect Texas's expanding economy and strong population trends to continue to drive growth in the gravity pipe market. We believe we are the largest manufacturer of concrete gravity pipe and precast concrete drainage products in Texas based on estimated manufacturing capacity. Our broad manufacturing footprint and strong customer relationships position us well to capitalize on the continued growth in this market.

Attractive End Markets in Various Stages of Cyclical Recovery.

        Our products are used across several end markets, including residential construction, infrastructure and non-residential construction. While these markets operate on different cycles, we believe they are all in various early stages of a cyclical recovery.

        U.S. new residential construction has begun to recover since reaching historic lows in the recent economic downturn. According to the National Association of Homebuilders, residential total new housing starts in the United States are expected to increase to 1.2 million units, or an increase of 26.2%, from 2014 to 2015. As of March 2014, the Home Improvement Research Institute projects that U.S. sales of repair, renovation and improvement products will grow at a rate of 6.5% in 2014 to $309 billion, and 7.0% in 2015 to $330 billion, driven by the improving economy, rising home prices and greater consumer confidence.

        Our primary end market in the United Kingdom is new and remodel residential construction. The housing recovery in the United Kingdom is well underway with home prices near pre-crisis levels. Total new housing starts in the United Kingdom are expected to grow at a CAGR of 7.1% from 2013 to 2018 according to the Construction Products Association with repair and remodel spending increasing an average of 4% over 2013 to 2018, according to the Construction Products Association.

        The main drivers of our products in the infrastructure market include the construction of streets, highways and storm and sanitary sewers and investment in water transmission and distribution. The American Society of Civil Engineers ("ASCE") estimates that $298 billion will be needed over the next 20 years to replace and upgrade the existing wastewater infrastructure in the United States. Citing the 2008 Clean Watersheds Needs Survey, the ASCE report states $64 billion will be needed to address combined sewer overflows and storm water management over the 20-year period. U.S. water line infrastructure spend in 2013 was only 45% of what the EPA estimates it should be. This represents a five-year low of actual spend versus EPA forecasted spending need. Since both new residential development and municipal water infrastructure upgrades and replacements were impacted by the recent economic recession, we believe there is significant pent-up demand for new residential development and municipal water infrastructure.

        Additionally, McGraw-Hill is forecasting U.S. non-residential construction to grow at a CAGR of 10.5% from 2013 to 2017.

Significant Operating Leverage.

        In the recent economic downturn, we reduced our fixed costs, which we believe will provide for significant operating leverage as demand for our products increases. Since 2007, we have closed 70 plants and disposed of two businesses. In addition, since 2007, we have significantly restructured and re-sized our workforce and overhead. We estimate these actions have generated fixed cost savings in 2013 of more than $189 million as compared to 2007. As a result of our cost reduction initiatives, from

2012 to 2013 we grew adjusted EBITDA by 101.9% despite a 4.5% decrease in net sales. However, as our markets continue to recover, and if demand dictates, we can bring existing idled plants online at minimal capital costs. Our gravity pipe, pressure pipe and brick businesses exhibit relatively high fixed costs and we expect to achieve significant margin improvement as volumes grow. In North America, our businesses are operating at capacities well below historical norms, and as demand increases, we expect to see further significant improvement in our margins. In the United Kingdom, after curtailing capacity and experiencing a rebound in demand, our operating margins in the United Kingdom have rebounded to near 2007 levels in 2014. The capacity utilization levels for our North America Gravity Pipe & Precast and North America Pressure Pipe operating segments and for our major brick operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	September 30, 2014	December 31, 2013
North America Gravity Pipe & Precast	42%	47%
North America Pressure Pipe	30%	29%
Brick Operations	48%	52%

Experienced Senior Management Team with a Successful Operating Track Record.

        Our senior management team has extensive industry and operational experience and has been instrumental in developing a strategy to position our Company for growth. Our ten person senior management team has an average of 18 years of experience in the building products industry and an average of 13 years experience with the Company or its predecessors. Our CEO and President, Plamen Jordanoff, joined Hanson PLC in January 2004 and has 12 years of industry experience. Our CFO, Mark Conte, joined Hanson PLC in July 2000 and has 18 years of industry experience. Team members have led or supported 31 M&A transactions over the past 12 years specifically related to the development of Hanson Building Products. We believe the proven abilities of our senior management team will allow us to actively manage a diverse portfolio of businesses across various geographies and economic cycles.

Our Strategy

Pursue Organic Growth Opportunities as an Independent Company.

        As a public company, we will be able to pursue our own distinct operating priorities and strategies, including pursuing new organic growth opportunities designed to increase net sales and profitability. For example, we are significantly increasing our capacity for steel pressure pipe at our Grand Prairie, Texas plant to secure significant new business in steel pressure pipe. We are evaluating adding brick manufacturing capacity in the United Kingdom as this market is constrained and current demand exceeds domestic supply. We also expect to continue to selectively enter new geographies in our pressure pipe and gravity pipe and precast businesses, leveraging our sales and distribution platforms, engineering capabilities and existing customer relationships. As a public company, we also expect to improve performance through greater cost efficiencies. For example, we expect to benefit in the areas of raw material purchasing, information technology systems and hedging practices.

        We believe that cost efficiencies, risk management and greater transparency can be achieved by adopting more flexible policies regarding the purchase and/or hedging of energy, steel, cement, aggregates and other related commodity products. We also believe that the adoption of such policies will allow for additional initiatives in this area, which may include the establishment of rolling forward contracts for key inputs in order to increase visibility for part of the cost base and manage risk in volatile or fluctuating markets.

        Efficiencies in the area of raw material purchasing can be achieved through increased local purchasing decisions for raw materials because the supply base for these materials is typically located in close proximity to our manufacturing plants.

        We may achieve greater cost efficiencies in information technology systems through the elimination of global IT overhead and the adoption of more flexible IT policies that will allow us to make more targeted and business-relevant use of modern technology.

Pursue Attractive Acquisitions Across Selected Markets.

        Throughout our history, we have successfully used acquisitions and joint venture arrangements to capitalize on opportunities that enhance our operations and business lines. We will have a greater opportunity to pursue this strategy as a public company. Prior to the purchase by HeidelbergCement, between 2003 and 2007, we acquired and integrated 31 businesses into Hanson Building Products. We intend to selectively pursue acquisitions of businesses that we believe are a complementary geographical or product offering fit with our existing operations and that provide an opportunity to generate attractive returns. We believe there are numerous current acquisition opportunities and significant synergies will be available upon acquisition. Additionally, we believe there are opportunities for joint ventures offering efficiencies while involving low capital requirements. For example, our pipe and precast joint venture with Americast, Inc. that began in 2012 has resulted in significant efficiencies.

Capitalize on Growth In Our Primary End Markets.

        We believe we are well positioned to take advantage of renewed growth and recovery in the residential, infrastructure and non-residential construction markets in the United States, Eastern Canada and the United Kingdom. The replacement of aging water drainage and sewer infrastructure (estimated to cost approximately $298 billion between 2013 and 2033, according to ASCE) and stricter EPA guidelines for storm water and wastewater management will drive additional demand for our gravity pipe products. According to Freedonia, demand for concrete gravity pipe in the United States and Eastern Canada is expected to grow at a CAGR of 7.8% from 2013 to 2018. The U.S. Federal Highway Administration estimates that $170 billion will be needed annually to improve the condition of the nation's roads and highways, a significant increase from the $101 billion that is needed to simply maintain their current condition, which will further drive demand for gravity pipe and concrete precast.

        According to the American Waterworks Association, required investment in drinking water infrastructure in the United States is expected to total more than $1 trillion in the next 25 years. According to Freedonia, sales of large diameter concrete and steel pressure pipe in the United States and Eastern Canada are expected to increase at a CAGR of 6.6% from 2013 to 2018 driven by rebounding construction expenditures, particularly in water and sewer applications. According to Freedonia, the U.S. and Eastern Canada demand for brick is projected to expand at a CAGR of 10.6% from 2013 to 2018, with bricks continuing to draw homeowner appeal for their look, durability and fire resistance.

        U.K. demand for brick is expected to benefit from the current shortage of housing in the United Kingdom as well as continued remodeling of existing structures built with Fletton brick. According to the House of Commons Library, the 2008-based household projections for England forecast an average annual increment of 232,000 households up to 2033 exceeding the number of homes added to the dwelling stock in recent years by a considerable margin. In the year ending March 2014, provisional figures indicate that 112,630 dwellings were completed in England, representing an increase on the previous year's 107,820, but still well below what is needed. As U.K. dwelling stock increases to meet pent-up housing demand, we expect the demand for our bricks to increase.

Continued Focus on Maximizing Our Operating Leverage and Improving Our Cost Structure.

        We are actively engaged in continuous improvement in our operating segments. In 2013, our Adjusted EBITDA improved by 101.9% despite a 4.5% decline in net sales largely as a result of efficiency improvements and improved operating leverage in certain of our segments. We anticipate that as our markets continue to recover we will benefit from our operating leverage and focus on operating efficiency. While we have reduced our manufacturing capacity during the past several years, we have retained the flexibility to restore certain idled lines, facilities and manufacturing shifts in order to increase our production as market conditions improve. This incremental capacity can be selectively restarted, providing us with the ability to match increasing levels of customer demand as our markets improve, without the need for significant capital investment.

Our Products

North America Gravity Pipe & Precast

        We manufacture gravity pipe and precast in 53 plants in the United States and four plants in Eastern Canada. Gravity pipe has residential, infrastructure and non-residential applications. It is primarily used for storm water applications such as storm drains for roads and driveways. In addition, gravity pipe is used for sanitary sewers, low-pressure sewer force mains and siphons, jacked or tunneled systems, treatment plant piping and utility tunnels.

        Gravity pipe consists of concrete reinforced by a steel cage. It is manufactured by rolling a steel mesh and pouring concrete around it. Gravity pipe is manufactured in round, elliptical and arch shapes ranging from 12 inches to 144 inches in diameter and in box shapes ranging from 3 feet to 15 feet in length and width.

        In addition to gravity pipe, we manufacture a wide variety of precast concrete products, including box culverts, utility boxes, manholes, drainage inlets and pipe end sections. These precast concrete products are used for applications such as roadway drainage, airport drainage, storm water management, utility construction and water treatment and filtration systems such as septic tanks and grease and sand traps. In addition, our precast concrete products include highway noise barriers, bridges and railroad crossings.

        Precast concrete is manufactured using either the wet cast method or the dry tamp method, depending on the size of the piece and the number of identical pieces to be manufactured. In the wet cast method, a concrete mix with relatively high water content is poured into a mold and allowed to cure in the mold. In the dry tamp method, a concrete mix with low water content, known as zero-slump concrete, is tamped into a mold using pneumatic rammers until it is densely compacted, removed from the mold immediately and allowed to cure in a high humidity environment to ensure proper hydration of the concrete. Precast concrete products typically range in diameter from 4 feet to 10 feet (for round products) or in length and width from 1 foot to 8 feet (for square products).

        Gravity pipe is a product that is made to inventory. Precast concrete products are often built to order and are customized for particular projects.

Customers and Markets

        We typically sell our gravity pipe and precast concrete products to contractors that perform construction work for government units, residential and non-residential building owners and developers in many local markets in the United States and Eastern Canada. We also sell our gravity pipe and precast concrete products to utility companies. Several of our largest manufacturing facilities are strategically located in close proximity to our markets. Our gravity pipe and precast concrete products are typically shipped within a radius of 150 miles (and in some cases up to 350 miles) from our manufacturing facilities.

Competition

        We believe that we are the largest manufacturer of concrete gravity pipe in North America and a leading manufacturer of precast concrete drainage products in the United States and Eastern Canada based on estimated manufacturing capacity. Our largest competitors include Rinker (a unit of Cemex) and Oldcastle (a unit of CRH). We also compete with many regional and local manufacturers. Additionally, our gravity pipe products compete with high density polyethylene (HDPE) and polypropylene (PP) pipe products for some applications.

Joint Venture

        In addition to our operations, we have a 50% equity interest in CP&P under a joint venture agreement with Americast, Inc. entered into in 2012. CP&P operates 15 plants, nine of which were contributed by us, that serve the Mid-Atlantic and southeastern United States.

North America Pressure Pipe

        We manufacture pressure pipe in six plants in the United States and three plants in Eastern Canada. Our pressure pipe is used in water transmission and distribution lines, power plant cooling water lines, sewage force mains for wastewater and storm water handling and other diverse applications involving the movement of large volumes of water.

        We manufacture prestressed concrete cylinder pipe, welded steel pipe and bar-wrapped concrete cylinder pipe. Concrete-lined pressure pipe ranges from 10 inches to 144 inches in diameter and welded steel pipe ranges from 32 inches to 124 inches in diameter. We also manufacture joints, fittings and related components.

        Prestressed concrete cylinder pipe consists of a concrete core, a steel cylinder and a high tensile strength wire that is wrapped, under measured tension and at uniform spacing, around the steel cylinder. This wire wrap places the steel cylinder and concrete core in compression, developing the pipe's ability to withstand specified hydrostatic pressures and external loads. An outside coating of mortar protects the wires.

        Welded steel pipe consists of a steel cylinder that is helically formed and welded from a continuous coil of steel, with a centrifugally placed cement mortar lining and polyurethane or tape coating.

        Bar-wrapped concrete cylinder pipe combines the physical strength of steel with the structural and protective properties of high strength cement mortar. In this type of pipe, a round steel bar is helically wound around a welded steel cylinder and all surfaces are encased in cement mortar. This composite pipe reacts as a unit when resisting internal pressure and external loads. The inside of the cylinder is lined with centrifugally cast cement mortar.

        Our pressure pipe is highly engineered and is built to order for technically demanding applications requiring various thresholds of working pressure, surge pressure and loads. Our engineers work closely with customers to design components and systems to meet specific regulatory and industrial demands. In particular, we have differentiated ourselves from regional competitors in highly regulated customer sectors such as nuclear, coal and solar power generation and special applications.

Customers and Markets

        Our pressure pipe is sold to utility contractors that work on new or replacement pipeline projects, primarily in the East, South and Midwest of the United States and in Eastern Canada. Our pressure pipe is used in projects for regional water authorities and districts, cities, counties, municipalities, port authorities, private companies and industrial clients, including power plants. Concrete pressure pipe is shipped within a radius of 500 miles from our manufacturing facilities and steel pressure pipe is shipped within a radius of over 1,000 miles.

Competition

        The pressure pipe market, due to the highly technical nature of its products, consists of a small number of national manufacturers. We believe we are the largest manufacturer of concrete pressure pipe and one of the two largest manufacturers of pressure pipe in North America based on estimated manufacturing capacity. Our concrete-lined pressure pipe also competes with pressure pipe made from other materials such as ductile iron, fiberglass, HDPE and polyvinyl chloride (PVC). Our competitors include Northwest Pipe Company, which manufactures steel pressure pipe, Ameron (a unit of National Oilwell Varco, Inc.), which manufactures steel and bar-wrapped pressure pipe, and American Cast Iron Pipe Company, which manufactures ductile iron and steel pressure pipe, in the United States and Munro Companies, which manufactures concrete pressure pipe, in Canada.

North America Bricks

        We operate 14 brickworks in the United States and 4 in Eastern Canada, which are strategically located near major brick consuming metropolitan areas and raw material reserves. We are recognized in our industry for our product quality and range, as well as our industry-leading customer service.

        In North America, bricks are used primarily for decorative cladding. Bricks are selected for their attractive appearance, versatility, low maintenance and durability. A smaller portion of bricks is made to more demanding technical specifications for the non-residential markets.

        To manufacture bricks, clay or shale is excavated from the ground and processed, extruded to a required size and shape, cut into individual bricks by means of a wire and finally fired in a kiln. Brick plants are increasingly automated, including the use of robotics to improve brick handling.

        Bricks can be manufactured in a wide variety of colors and textures by using different types of clay or shale and manufacturing methods and by adding dyes and pigments. To appeal to different customer tastes in different regions, we offer more than 300 core brick styles in four regional brick collections. These regional collections cater to customer preferences and traditional local styles. We work closely with designers, architects and builders to design and manufacture brick blends to meet ever-changing consumer demands, including more eco-friendly products. Bricks are products that are made to inventory.

Customers and Markets

        We sell our bricks to a diverse group of customers in the construction industry in the United States and Eastern Canada. Our bricks are typically shipped within a radius of 300 miles from our manufacturing facilities. Our customers, depending on local market customs, include homebuilders, brick distributors and dealers, as well as masonry contractors. Where market size is sufficient to support a sales force and there is reasonable proximity to manufacturing facilities, we have adopted a direct sales model. Where distance to market would require setting up depots and additional handling services, we typically utilize third-party distributors.

Competition

        We believe that we are one of the two largest clay brick manufacturers in North America based on estimated available manufacturing capacity. Our competitors in the United States include Boral USA (a unit of Boral Limited), General Shale, Inc. (a unit of Wienerberger AG), Acme Brick Company (a unit of Berkshire Hathaway Inc.), Glen-Gery Corporation (a unit of CRH plc) and many regional manufacturers. In Eastern Canada, we compete with Brampton Brick and, to a lesser extent, smaller companies and imports from the United States. Our brick business also competes with other materials such as wood, vinyl, fiber cement and stucco manufactured stone.

U.K. Bricks & Blocks

Bricks

        We operate nine brick manufacturing facilities in the United Kingdom, with a total annual manufacturing capacity in excess of 550 million bricks. We manufacture three types of brick: Fletton bricks, soft mud bricks and extruded bricks. We manufacture bricks in many different colors and textures primarily for use in residential building construction and refurbishment and to a lesser extent for non-residential buildings. The majority of our bricks are facing bricks, which are used for exterior facades.

        We are the only manufacturer of the iconic Fletton brick (or London Brick), which is manufactured by press molding high fuel content Oxford clay. Fletton bricks are now rarely used for new residential construction, but are widely used for repair and maintenance work in properties originally built with Fletton brick (estimated by our management to be in excess of 5 million homes in the United Kingdom, primarily in the south of England) and to construct matching additions and extensions for such buildings. Due to their unique characteristics, Fletton bricks command a premium price over other types of bricks. Our Fletton brick factory near Peterborough has a manufacturing capacity of approximately 130 million Fletton bricks per year.

        Soft mud bricks are manufactured by placing a mix of clay and water into individual molds, which are then dried and fired in a kiln. Although manufactured by modern machinery that can manufacture 20,000 bricks per hour, soft mud bricks retain the look of hand-molded bricks and sell at a premium price compared to extruded bricks. Soft mud bricks are used primarily in southern and central England. We have a manufacturing capacity of approximately 87 million soft mud bricks each year.

        Extruded bricks are now the most widely used form of brick in new home construction. To make an extruded brick, clay is continuously extruded to a required size and shape and then cut into individual bricks by means of a wire. The manufacturing process is highly automated. Extruded bricks are used in all regions of the United Kingdom. Our currently operating factories have a combined capacity of approximately 290 million extruded bricks per year. Our Accrington brickworks is not currently in operation but is expected to be operational in 2015. Once this facility resumes operation, we expect that our total capacity for extruded bricks will be approximately 340 million bricks per year.

  Customers and Markets

        In the United Kingdom, we sell mostly through a large number of distributors that in turn sell our bricks to construction businesses throughout the United Kingdom. We also sell directly to large homebuilders. We have long-standing relationships with many of our customers.

  Competition

        We believe we are one of the two largest manufacturers of clay bricks in the United Kingdom based on estimated manufacturing capacity. The market for bricks in the United Kingdom is highly consolidated, with three manufacturers accounting for nearly 90% of domestic production in 2013. Our principal competitors are Ibstock Brick Limited (a unit of CRH plc) and Wienerberger AG. We also compete to a lesser extent with a number of smaller manufacturers, such as Michelmersh Brick Holdings PLC, and, in the southeastern United Kingdom, with imports from Continental Europe. The primary means of competition are quality, aesthetics and availability of product.

Aircrete Blocks

        Aircrete blocks are a lightweight concrete product manufactured from cement, fly ash (also known as pulverized fuel ash), lime and an aluminum compound. Aircrete blocks simultaneously provide structure, insulation and resistance to fire and mold. Our aircrete blocks do not contain aggregates. Due to their structure, aircrete blocks can easily be cut on site using standard tools.

        Our two aircrete block factories have a combined manufacturing capacity of 800,000 cubic meters of aircrete blocks per year, which we are planning to increase to 830,000 cubic meters in 2015 through an expansion of one of our plants. Our aircrete blocks are sold under the Thermalite brand and are primarily used in the construction of new homes and for repair and maintenance work.

  Customers and Markets

        We sell all of our aircrete blocks through distributors that distribute them throughout the United Kingdom. We have long-standing relationships with many of our customers.

  Competition

        We believe that we are the second largest manufacturer of aircrete blocks in the United Kingdom. The market for aircrete blocks in the United Kingdom is highly consolidated, with three companies accounting for more than 90% of the market. Our two principal competitors are H+H and Tarmac Building Products, which is owned by Lafarge Tarmac Holdings, a joint venture of Lafarge and Anglo-American. Aircrete blocks also compete with aggregate blocks and wood frame construction.

Aggregate Blocks

        We manufacture aggregate blocks at our factories near Peterborough and Abingdon. Aggregate blocks are manufactured from cement, sand, aggregates (which may include recycled aggregates) and water. Aggregate blocks are used for internal walls and structural elements in residential and non-residential construction. Our aggregate blocks are available in a variety of densities, strengths, sizes and configurations to suit a variety of applications.

  Customers and Markets

        Our aggregate blocks are sold primarily through distributors in the southeastern United Kingdom, including London.

  Competition

        Our competitors in aggregate blocks in the United Kingdom include major integrated building materials companies, such as Lafarge Tarmac Holdings Limited, Cemex S.A.B de C.V., Holcim Ltd. and many smaller local manufacturers. The primary means of competition are proximity to end markets and quality and availability of products.

Specialized Clay Roofing Products

        We manufacture one of the United Kingdom's most comprehensive ranges of chimney and roofing components. Products include fire-backs, clay and concrete flue liners, chimney pots and terminals, as well as clay and concrete ridge tiles and finials. These components are primarily used for repair and maintenance of older homes as well as the construction of custom homes that incorporate these traditional elements.

Other

        Our other operations include our precast flooring and other precast products business in the United Kingdom, our structural precast and roof tile businesses in North America and our concrete pavers and external wall insulation businesses in the United Kingdom.

Precast Flooring and Other Precast Products

        In the United Kingdom, we manufacture engineered structural flooring and stair solutions for all floor levels, across all markets in all building types, complemented by a nationwide design and installation service. Our Hollowcore floors are used for floors of multifamily developments and provide long-term, robust solutions. Our beam and block floors are used on ground floors as an alternative to pouring the concrete flooring on site. We also provide a wide range of standard and bespoke stairs and landings, including innovative spiral designs. These products are primarily used in residential buildings.

        Our precast concrete products in the United Kingdom are used in residential, infrastructure and non-residential applications. Our other products include box culverts, retaining walls, barriers, Bridge Deck system for bridges and other bespoke products.

        Our flooring, stair and precast products are built to order and are customized for particular projects.

Structural Precast

        We manufacture structural precast products in the western United States and manufacture a limited range of precast concrete bridge girders for highway projects in Eastern Canada. We manufacture a variety of structural precast products primarily for infrastructure and non-residential applications, including hollow-core planks, girders, beams, prestressed planks, double-tees, columns, spandrels, wall panels, stairs, garage floors and architectural cladding. These products are used as structural and architectural elements in building structures such as parking garages and bridges. Structural precast products are highly engineered, technical products that are customized for specific projects.

Roof Tiles

        In North America, we manufacture concrete roof tiles in a variety of sizes and colors. Our roof tiles are used for single and multifamily developments and non-residential and re-roofing applications in Florida and Texas. Concrete roof tiles are manufactured by extruding a concrete mix into individual molds. The tiles are cured in kilns, hardened and stored for distribution.

Concrete Pavers

        In the United Kingdom, we manufacture and distribute concrete block pavers under the Formpave brand. Our product range includes a number of premium products, including the patented Aquaflow sustainable urban drainage system for which we also provide a design service for customers. Aquaflow utilizes permeable concrete paving blocks coupled with an approved membrane and sub-base to prevent runoff and flooding from paved areas. It can allow the water to drain away or can be used to harvest and filter storm water for later use.

External Wall Insulation

        In the United Kingdom, we manufacture external wall insulation solutions for residential buildings. Our panels are strong and rigid, yet lightweight, and are designed as a two-way spanning, high tensile component that may be installed vertically or horizontally. These panels are used to replace or upgrade defective or inefficient cladding on older residential buildings in order to improve insulation and provide additional structural support.

Marketing, Sales and Distribution

        Our gravity pipe, bricks, aircrete blocks, aggregate blocks, roof tiles and certain precast concrete products are made to inventory. We have established target levels of inventory for these items that we attempt to keep available at our manufacturing facilities to meet demand. Inventories are held at manufacturing facilities and, to a lesser extent, at distribution yards. Because bricks and roof tiles have decorative functions, we attempt to predict customers' changing tastes and manage our inventory accordingly.

        Our pressure pipe, structural precast products and most precast concrete products are customized products that are made to order. Our order backlog for precast concrete products is typically two to six months, while order backlog for pressure pipe is approximately twelve months.

North America

        We seek to attract and retain customers through exceptional customer service, leading product quality, broad product and service offerings and competitive pricing. Our market strategy for products with non-residential end uses is centered on building and maintaining strong customer relationships rather than traditional advertising. Our market strategy for bricks is centered on providing aesthetically pleasing products for the end user, coupled with providing sales tools and information directly to our channel partners (builders, distributors and masons) to facilitate the end consumer's choice in selecting our products.

        Each of our product groups has its own specialized sales force. Overall, we employ approximately 225 sales and support professionals in North America. Our sales force and customer service functions are staffed by experienced professionals who have been trained in our product lines, processes and systems, and they consistently maintain touch points with homebuyers, architects, builders, masons and distributors.

        In North America, we outsource all of our product deliveries by using a combination of dedicated carriers and other third-party carriers.

United Kingdom

        In the United Kingdom, we sell our products through centrally coordinated regional sales teams, consisting of territory sales representatives, who report to our director of sales. Overall, we employ approximately 110 sales and support professionals in the United Kingdom.

        Our products are delivered by truck in the United Kingdom. We deliver most of our bricks, aircrete blocks and aggregate blocks to our customers. The remainder is collected by our customers at our facilities. Of the bricks, aircrete blocks and aggregate blocks that we deliver in the United Kingdom, approximately half are delivered using our centrally managed fleet of 95 specialized vehicles. The other half is carried by third-party haulers. Our other products are all transported by third-party haulers. We lease all of the vehicles in our fleet and we are planning to increase the size of our fleet in the next few years to be able to meet anticipated increases in demand. We expect that these new vehicles will be leased.

Raw Materials and Inputs

        The primary material for most of our products is concrete, which consists of cement, sand and aggregates. Additional inputs include steel, which is a primary input material for our gravity pipe and pressure pipe, and clay, shale and natural gas for our brick business.

        Most of our raw materials are widely available commodities. We have not experienced any significant shortages of raw materials. Because of their low value-to-weight ratios, we generally source our raw materials in the vicinity of our facilities. To the extent we do not produce them, we usually purchase our raw materials in the spot market, except where a significant need of materials for a project is foreseeable. We generally do not enter into long-term supply contracts with our suppliers that require us to purchase particular quantities or to pay particular prices. In our project-based businesses, we may pass certain raw material costs to end users through step-up mechanisms included in our price quotes tied to the timing of execution.

        Since our acquisition in 2007, we have obtained our cement from HeidelbergCement if there is a suitable HeidelbergCement facility nearby, and otherwise from other cement suppliers. In connection with this offering, we intend to enter into two cement supply agreements with HeidelbergCement that will govern our cement purchases from HeidelbergCement. See "Certain Relationships and Related Party Transactions—Separation Transactions—U.S. Cement Supply Agreement" and "Certain Relationships and Related Party Transactions—Separation Transactions—U.K. Cement Supply Agreement." We have purchased sand and aggregates from HeidelbergCement and other suppliers in close proximity to our plants. In connection with this offering, we intend to enter into an aggregates supply agreement with HeidelbergCement. See "Certain Relationships and Related Party Transactions—Separation Transactions—Aggregates Supply Agreement."

        We purchase our steel from a number of different suppliers. If there is a steel supplier nearby with which we have a corporate agreement, we typically buy under that agreement. Steel purchases for our pressure pipe business in the United States are centrally managed by our pressure pipe head office. Since our acquisition in 2007, our contract negotiations with steel suppliers were handled by the HeidelbergCement corporate purchasing team. We will perform this function ourselves following the separation.

        We obtain approximately 95% of the clay and shale for our bricks from clay pits that we operate on land that we own or lease under long-term leases in the vicinity of our brickworks in the United States, Eastern Canada and the United Kingdom. We purchase the remaining portion of our clay and shale (primarily specialty clays that we use in limited quantities) from various suppliers.

        The natural gas used in our brickworks is sourced from a number of different gas suppliers. While we purchase most of our natural gas on the spot market, in the United Kingdom we occasionally commit in advance to buy certain quantities of natural gas at specified prices.

        Fly ash, which is used in our aircrete blocks in the United Kingdom, is a byproduct of the combustion of coal in coal-fired power plants. Due to more stringent environmental regulations and the availability of alternative fuel sources such as biomass, the number of coal-fired plants in the United Kingdom is declining, resulting in decreased production of fly ash. If we are unable to meet our needs for fly ash in future years, we may be required to look for alternative sources such as reclaiming fly ash that has previously been discarded, importing fly ash from other countries or using substitute material such as silica sand. We own a wharf in Southampton, England that, following certain capital improvements will be suitable for importing fly ash. Such alternative sources could be more difficult to obtain or more expensive than our current supplies of fly ash.

Seasonality

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

        As of September 30, 2014, we had 4,621 employees; 975 of these employees were salaried and 3,646 were hourly. Of the total number of employees, 2,594 were located in the United States, 616 were located in Eastern Canada and 1,411 were located in the United Kingdom. The number of hourly workers we employ varies to match our labor needs during periods of fluctuating demand. From time to time, we employ temporary workers to meet increased demand.

        Approximately 33% of our hourly production workforce in North America is covered by collective bargaining agreements. Approximately 61% of these employees are included in a collective bargaining agreement that expires within one year of September 30, 2015. We recognize trade unions at most, but not all, of our plants in the United Kingdom. Union-organized work stoppages have occurred at some of our plants in the United Kingdom in the past and may occur in the future. We have not had any union-organized work stoppages in the United States or Eastern Canada over the last ten years. We believe that we have good relationships with our employees and with the unions representing our employees. We do not anticipate any material adverse consequences resulting from negotiations to renew any collective bargaining agreements.

Manufacturing Facilities and Properties

        We have a broad network of 89 manufacturing facilities and eleven distribution facilities in the United States and Eastern Canada and 18 manufacturing facilities in the United Kingdom. Our global headquarters are located in Maidenhead, United Kingdom.

        The following chart provides additional information about the Company's manufacturing facilities:

Facility	Location	Owned or Leased
North America Gravity Pipe & Precast(57)
Grand Prairie(2)	Grand Prairie, Texas, U.S.	Owned
Cedar Hill	Cedar Hill, Texas, U.S.	Owned
Austin	Austin, Texas, U.S.	Owned
San Antonio(2)	San Antonio, Texas, U.S.	Owned
Jersey Village(3)	Houston, Texas, U.S.	Owned
Robstown	Robstown, Texas, U.S.	Owned
Little Rock	Little Rock, Arkansas, U.S.	Owned
Oklahoma City	Oklahoma City, Oklahoma, U.S.	Owned
West Memphis	West Memphis, Arkansas, U.S.	Owned
St. Martinville	St. Martinville, Louisiana, U.S.	Owned
New Orleans	New Orleans, Louisiana, U.S.	Owned
Jackson	Jackson, Mississippi, U.S.	Owned
Pelham(3)	Pelham, Alabama, U.S.	Owned
Montgomery	Montgomery, Alabama, U.S.	Owned
Winter Haven	Winter Haven, Florida, U.S.	Owned
Gretna	Gretna, Florida, U.S.	Owned
Columbus	Columbus, Ohio, U.S.	Owned
Wauregan	Wauregan, Connecticut, U.S.	Owned
Wakefield	Wakefield, Rhode Island, U.S.	Part owned, part leased
El Mirage	Phoenix, Arizona, U.S.	Owned
Florin Rd	Sacramento, California, U.S.	Owned
Waco	Lorena, Texas, U.S.	Owned
Deland	Deland, Florida, U.S.	Owned
Dayton	Dayton, Ohio, U.S.	Owned
LaPlace	LaPlace, Louisiana, U.S.	Leased
Memphis	Como, Mississippi, U.S.	Owned
Hattiesburg(2)(a)	Hattiesburg, Mississippi, U.S.	Owned
Athens	Athens, Georgia, U.S.	Owned
Rome	Rome, Georgia, U.S.	Owned
Marianna	Marianna, Florida, U.S.	Owned
Macedonia	Macedonia, Ohio, U.S.	Owned
Mascouche	Mascouche, Quebec, Canada	Owned
Ottawa	Gloucester, Ontario, Canada	Owned
Whitby	Whitby, Ontario, Canada	Owned
Cambridge	Cambridge, Ontario, Canada	Owned
Salem(b)	Salem, Virginia, U.S.	Owned
Jessup(b)	Howard, Maryland, U.S.	Owned
Hanover(b)	Hanover, Virginia, U.S.	Owned
Chesapeake(b)	Chesapeake, Virginia, U.S.	Owned
Oakboro(b)	Stanly, North Carolina, U.S.	Owned
Dunn(b)	Harnett, North Carolina, U.S.	Owned
Rincon(b)	Effingham, Georgia, U.S.	Owned
Summerville(b)	Dorchester, South Carolina, U.S.	Owned
Green Castle(b)	Greencastle, Pennsylvania, U.S.	Owned
Hanover(b)	Ashland, Virginia, U.S.	Owned
Charleston(b)	Charleston, South Carolina, U.S.	Owned
Ashland(b)	Ashland, Virginia, U.S.	Owned
Harrisonburg(b)	Harrisonburg, Virginia, U.S.	Owned
Martinsburg(b)	Martinsburg, West Virginia, U.S.	Owned
Barnewell(b)	Barnwell, South Carolina, U.S.	Owned

(a) includes bridges

Facility	Location	Owned or Leased
(b) 50% owned via joint venture
North America Pressure Pipe(9)
Grand Prairie	Grand Prairie, Texas, U.S.	Owned
Lubbock	Lubbock, Texas, U.S.	Owned
Hattiesburg	Hattiesburg, Mississippi, U.S.	Owned
Palatka	Palatka, Florida, U.S.	Owned
South Beloit	South Beloit, Illinois, U.S.	Owned
Bakewell	Bakewell, Tennessee, U.S.	Owned
St. Eustache	St. Eustache, Quebec, Canada	Owned
Stouffville	Stouffville, Ontario, Canada	Owned
Uxbridge	Uxbridge, Ontario, Canada	Owned
North America Bricks(18)
Monroe	Monroe, North Carolina, U.S.	Owned
Columbia(2)	Columbia, South Carolina, U.S.	Owned
Roseboro	Roseboro, North Carolina, U.S.	Owned
Stanton	Stanton, Kentucky, U.S.	Owned
Michigan	Corunna, Michigan, U.S.	Owned
Mineral Wells	Mineral Wells, Texas, U.S.	Owned
Mineral Wells East	Mineral Wells, Texas, U.S.	Owned
Athens	Athens, Texas, U.S.	Part owned, part leased
Caddo	Morringsport, Louisiana, U.S.	Owned
Elgin(2)	Elgin, Texas, U.S.	Owned
Ogden(2)	Schertz, Texas, U.S.	Owned
Aldershot	Burlington, Ontario, Canada	Owned
Burlington(2)	Burlington, Ontario, Canada	Owned
LaPrairie	LaPrairie, Quebec, Canada	Owned
U.K. Bricks & Blocks(14)
Measham(2)(c)	Swadlincote, Derbyshire, U.K.	Owned
Desford	Coalville, Leicestershire, U.K.	Owned
Kirton	Newark, Nottinghamshire, U.K.	Part owned, part leased
Wilnecote	Wilnecote, Staffordshire, U.K.	Part owned, part leased
Howley Park	Dewsbury, West Yorkshire, U.K.	Part owned, part leased
Accrington	Accrington, Lancashire, U.K.	Owned
Claughton	Lancaster, Lancashire, U.K.	Owned
Kings Dyke(2)	Whittlesey, Cambridgeshire, U.K.	Part owned, part leased
Cradley Heath	Cradley Heath, West Midlands, U.K.	Part owned, part leased
Milton	Abingdon, Oxfordshire, U.K.	Part owned, part leased
Hams Hall	Coleshill, Warwickshire, U.K.	Owned
Newbury	Thatcham, Berkshire, U.K.	Owned

(c) roofing products
Other(9)
U.K. Precast Flooring and Other Precast Products
Hoveringham	Nottingham, Nottinghamshire, U.K.	Owned
Somercotes	Alfreton, Derbyshire, U.K.	Owned
North America Structural Precast
Salt Lake City	Salt Lake City, Utah, U.S.	Owned
Caldwell	Caldwell, Idaho, U.S.	Owned
North America Roof Tile
Deerfield Beach	Deerfield Beach, Florida, U.S.	Owned
Fort Myers	Fort Myers, Florida, U.S.	Owned
Luling	Luling, Texas, U.S.	Owned

Facility	Location	Owned or Leased
U.K. Concrete Pavers
Coleford	Coleford, Gloucestershire, U.K.	Leased
U.K. External Wall Insulation
Meltham	Huddersfield, West Yorkshire, U.K.	Leased

        Plants are assigned work on a lowest-cost basis unless further consideration is required based on plant workload or detailed job requirements. Certain of our manufacturing plants are currently running at or close to full capacity. Due to actual and expected increases in demand for our bricks in the United Kingdom, we reopened our Claughton brickworks in 2013 and are in the process of recommissioning our Accrington brickworks, which we expect to be operational at the end of 2014. We also own two former brickworks, Clockhouse in Dorking, Surrey, United Kingdom and Swillington in Leeds, West Yorkshire, United Kingdom, which we may use in the future for the construction of new brickworks.

        We operate a fleet of 95 trucks in the United Kingdom, which we lease, to deliver products from our distribution and manufacturing centers to our customers.

Intellectual Property

        We own various United States and foreign patents, registered trademarks, trade names and trade secrets and applications for, or licenses in respect of, the same that relate to our various business lines. We believe that our patents, trademarks, trade names and trade secrets are adequately protected and that any expiration of patents and patent licenses would not have a material adverse effect upon our business, financial condition or results of operations.

        Pursuant to a license from HeidelbergCement, we will have the right to use the Hanson name, branding and related intellectual property for a period of time following the separation. Accordingly, we expect to discontinue the use of the Hanson name, branding and related intellectual property and change our name at the end of the term of the trademark license agreement, unless earlier terminated by the terms of the trademark license agreement. See "Certain Relationships and Related Party Transactions—Separation Transactions—Trademark License Agreement." In North America, we currently market most of our products under the Hanson brand. In the United Kingdom, many of our products are sold under trade names other than Hanson, such as London Brick for our Fletton bricks, Thermalite for our aircrete blocks, Jetfloor for certain of our precast flooring solutions, Formpave and Aquaflow for our concrete pavers and Red Bank for our specialized clay roofing products. We do not believe that this change will have a material effect on our business, financial condition or results of operations.

Environmental, Health and Safety Matters

        We are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including those pertaining to air emissions, water discharges, the use, storage, discharge, handling, disposal, transport and cleanup of solid and hazardous materials and wastes, the investigation and remediation of contamination, the health and safety of our employees and the protection of the environment and natural resources. As our operations involve, and have involved, the handling, transport and distribution of materials that are, or could be classified as, toxic or hazardous or otherwise as pollutants, there is some risk of contamination and environmental damage inherent in our operations and the products we handle, transport and distribute. Our environmental, health and safety liabilities and obligations may result in significant capital expenditures and other costs, which could negatively impact our business, financial condition and/or results of operations. We may be fined or penalized by regulators for failing to comply with environmental, health and safety laws and regulations. In addition, contamination resulting from our current or past operations may trigger investigation or remediation obligations, which may have a material adverse effect on our business, financial condition and results of operations.

        On June 11, 2009, the EPA initiated a rule-making process to establish limitations for hydrogen fluoride, hydrogen chloride and metals emitted from brick and clay ceramics kilns and from dryers and glazing operations at clay ceramics manufacturing facilities in the United States. The rule will require the installation of "maximum achievable control technology" or "MACT" at affected facilities. Twelve of our facilities will be covered by this rule. Of those, we currently believe at least seven will have to install new MACT-compliant pollution control equipment. We have currently budgeted $12 million for capital expenditures to achieve compliance with the rule.

Legal Proceedings

        We have been from time to time, and may in the future become, party to litigation or other legal proceedings that we consider to be part of the ordinary course of our business. We are not currently involved in any legal proceedings that could be reasonably expected to have a material adverse effect on our business or our results of operations. We may become involved in material legal proceedings in the future. See Note 11 to the audited combined predecessor financial statements included in this prospectus.

MANAGEMENT

Officers and Directors

        Set forth below is information concerning our current officers and directors and our nominees for director as of the date of this prospectus. There are no family relationships among the executive officers or between any executive officer or director. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer's death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is Hanson Building Products Limited, Hanson House, 14 Castle Hill, Maidenhead SL6 4JJ, United Kingdom.

Name	Age	Position
Plamen Jordanoff*	41	Chief Executive Officer, President and Director
Mark Conte*	49	Chief Financial Officer and Senior Vice President
Mark D. Carpenter	46	Senior Vice President, Hanson Engineered Products
Stephen Harrison	46	Managing Director, Hanson Building Products United Kingdom
Scott T. Szwejbka	46	Senior Vice President, Hanson Pipe & Precast
Charlie L. Ward	53	Senior Vice President, Hanson Brick and Tile
David J. Clarke	40	Director
Jim Claydon	54	Director
Edward A. Gretton	44	Director
Dr. Dominik von Achten	48	Director Nominee
Dr. Lorenz Näger	54	Director Nominee

*
Executive officer.

Backgrounds of Our Current Officers and Directors and Director Nominees

  Plamen Jordanoff

        Plamen Jordanoff was appointed Chief Executive Officer and President, Hanson Building Products North America and United Kingdom in July 2014 and became a director of the Company on September 5, 2014. He joined Hanson Limited, formerly Hanson PLC, in the United Kingdom in February 2004 in strategy and development, after which he assumed management responsibility for a number of product lines, including marine aggregates and national contracting. Following HeidelbergCement's acquisition and integration of Hanson Limited, Mr. Jordanoff moved to Germany in 2009 to lead the Strategy, M&A and Cementitious Materials function for the combined HeidelbergCement Group. In October 2012, Mr. Jordanoff was named President of Hanson Building Products North America. Prior to joining Hanson, Mr. Jordanoff served as a strategy consultant with L.E.K. Consulting where he worked on a variety of projects in the Building Materials sector. Mr. Jordanoff holds a B.A. degree in Economics from Harvard University and an M.B.A. degree from INSEAD.

  Mark Conte

        Mark Conte was appointed Chief Financial Officer and Senior Vice President, Hanson Building Products North America and United Kingdom in July 2014. He joined Hanson North America, a division of Hanson Limited, in July 2000 as the Corporate Controller, and in 2007 he assumed responsibility of the Operations Controller for the Materials business. Following HeidelbergCement's acquisition of Hanson Limited, Mr. Conte was promoted to Corporate Controller and Chief Accounting Officer, in which role he oversaw internal and external financial reporting activities, including risk management. Prior to joining Hanson, he spent over eleven years in public accounting, including working as a Senior Manager, Assurance and Advisory Business Practice, for Ernst & Young LLP. Mr. Conte holds a B.Sc. degree in Accounting from Rutgers University.

  Mark D. Carpenter

        Mark Carpenter was appointed Senior Vice President of Hanson Engineered Products in May 2013 and is responsible for the North America pressure pipe, U.S. structural precast and Eastern Canada gravity pipe and precast businesses. Mr. Carpenter joined Hanson in October 2005 and managed a number of gravity pipe and precast businesses in the United States, assuming responsibility for all of U.S. Gravity Pipe & Precast in 2012. Prior to joining Hanson, Mr. Carpenter served as Senior Consultant with Collinson Grant, where he led post-acquisition integration and restructuring assignments for Hanson across North America. His early career was with British American Tobacco in the United Kingdom and Russia. Mr. Carpenter holds a B.Sc. degree in Engineering from Brunel University, London and an M.B.A. degree from Henley Business School.

  Stephen Harrison

        Stephen Harrison was appointed Managing Director of Hanson Building Products United Kingdom in September 2012. Prior to that, Mr. Harrison held the role of Commercial Director for Hanson Building Products United Kingdom. He joined Hanson Limited in the United Kingdom in October 2002 and has held a variety of senior general management roles in Hanson Building Products United Kingdom as well as Hanson Quarry Products United Kingdom. Mr. Harrison holds a B.A. degree in Economics from Kingston University, London, and and M.B.A. degree from Cranfield School of Management.

  Scott T. Szwejbka

        Scott Szwejbka was appointed as Senior Vice President of Hanson Pipe & Precast United States in September 2013 after serving as the Vice President of Sales for the preceding two years. He joined Hanson in August 2005 as the Vice President of Operations for the Brick West group and assumed progressively higher management responsibility for a number of brick and roof tile businesses in the United States. Prior to joining Hanson, Mr. Szwejbka served as an Operations and Engineering Manager for Pactiv in Georgia and California, with prior experience in the chemical industry working for Devro-Teepak in Belgium and the United States. Mr. Szwejbka holds a B.Sc. degree in Chemical Engineering from the University of Wisconsin-Madison and an M.B.A. degree degree from the University of Illinois-Champaign.

  Charlie L. Ward

        Charlie L. Ward was appointed Senior Vice President of Hanson Brick and Tile in October 2010. He joined Hanson Brick in 2002 and held a number of senior finance roles in brick and roof tile businesses culminating with his appointment in June 2004 as Chief Financial Officer of Hanson Brick and Tile. In 2006, Mr. Ward was appointed as Vice President of Sales for Hanson Brick North America and was later promoted to General Manager of Hanson Brick East in 2007. Prior to joining Hanson, Mr. Ward was President of Scholl America, Inc., an international textile machinery company. Mr. Ward has a B.Sc. degree in accounting from the University of North Carolina at Greensboro and holds a certified public accountant license in the state of North Carolina.

  David J. Clarke

        David J. Clarke was appointed Finance Director of Hanson UK in 2013 and became a director of the Company in August 2014. Prior to that, Mr. Clarke was Director of Tax and Treasury for Hanson Limited in the United Kingdom, having been appointed to the position in 2008. Mr. Clarke holds a B.Sc. degree in Economics, Accounting and Finance from Aberystwyth University, where he also obtained a M.Sc. degree in Accounting and Finance. He is a Fellow of The Institute of Chartered Accountants in the United Kingdom.

  Jim Claydon

        Jim Claydon is currently an Executive Director of Hanson UK and Managing Director of Hanson Cement (UK). Before his appointment to this position in August 2012, he spent two and a half years as Managing Director of Hanson Building Products (UK). Mr. Claydon joined Pioneer PLC in 1997 and has held a number of senior positions in both general and functional management within Hanson Limited and subsequently HeidelbergCement. His early career included coal mining with British Coal and waste management with Waste Management Inc. Mr. Claydon is a chartered engineer and holds a B.Sc. degree in mining engineering and an M.B.A. degree from Warwick Business School.

  Edward A. Gretton

        Edward A. Gretton was appointed as Director of the Company in August 2014, having joined Hanson Limited in the United Kingdom as a director and Head of Legal in 2008. Mr. Gretton is a director of all Hanson Limited entities in the United Kingdom and is responsible for their legal, compliance and regulatory affairs. Prior to joining Hanson, Mr. Gretton acted as General Counsel for Europe & Australia for Danka Business Systems PLC, the corporation previously listed on the NASDAQ and London Stock Exchanges, where he sat on the board's public disclosure committee. Prior to that, Mr. Gretton served as a corporate lawyer with Clifford Chance LLP for eight years, where he worked in a variety of business and financial sectors including London, the far east and Europe. Mr. Gretton graduated from Bristol University and the College of Law, Guildford in the United Kingdom.

  Dr. Dominik von Achten

        Dr. Dominik von Achten has been appointed Member of the Managing Board of HeidelbergCement as of October 2007 and was in charge of the United Kingdom and Hanson Limited integration until the end of 2008. Since January 2009, he has been responsible for the North America Group area; additionally, he is in charge of Purchasing and worldwide coordination of Competence Center Materials. Prior to joining HeidelbergCement, Dr. von Achten worked from 1996 to September 2007, ultimately as Partner & Managing Director, for The Boston Consulting Group. During this time, he held various management roles, including in New York and Helsinki. Dr. von Achten studied law and economics at the Universities of Freiburg and Munich, graduating with the Second State Exam. He earned his PhD in Economic Policy in 1996.

  Dr. Lorenz Näger

        Dr. Lorenz Näger has been appointed Chief Financial Officer of HeidelbergCement as of October 2004 and is responsible for Finance, Group Accounting, Controlling, Taxes, Insurance & Corporate Risk Management, IT, Shared Service Center and Logistics. Prior to joining HeidelbergCement, he held various management positions at PHOENIX Pharmahandel Aktiengesellschaft and Co KG. He served as Director of Business Development with PHOENIX from 1993 and became Managing Director of PHOENIX International Beteiligungs GmbH (holding company for foreign investment) in 1997. In 1999, he was appointed to the Managing Board of the PHOENIX group with responsibility for

Controlling, International Finance, Accounting and Investments. Dr. Näger studied Business Administration at the Universities of Regensburg, Swansea (Wales) and Mannheim, graduating with a university diploma degree in Business Administration (University of Mannheim). He received his Doctorate and qualification as a Tax Accountant.

Controlled Company

        We intend to apply to list the ordinary shares offered in this offering on the NYSE. HeidelbergCement will control more than 50% of the voting power of our ordinary shares following completion of this offering, so under the NYSE's current listing standards, we would qualify for and intend to avail ourselves of the "controlled company" exception under the corporate governance rules of the NYSE. Accordingly, as a controlled company, we would not be required to have (1) a majority of "independent directors" on our board of directors, (2) a compensation committee and a nominating and corporate governance committee composed entirely of "independent directors" as defined under the rules of the NYSE or (3) an annual performance evaluation of the compensation and nominating and corporate governance committees. The "controlled company" exception does not modify the independence requirements for the audit committee, which require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days from the date of this prospectus and each of whom will be independent within one year from the date of this prospectus.

Board of Directors

Composition of Our Board of Directors

        As of December 4, 2014, our board of directors consisted of four members. Upon completion of this offering, we expect that our board of directors will consist of nine members. Our Articles of Association will provide that our board of directors consists of no less than two or more than twelve persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors.

        Immediately following the completion of this offering, we expect that at least three members of our board of directors will be "independent" under the rules of the NYSE.

Experience of Directors

        We expect our board members collectively will have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our company and our shareholders and a dedication to enhancing shareholder value.

Committees of the Board of Directors

        Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee will be appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. Each of the committees will report to the board of directors as it deems appropriate and as the board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

  Audit Committee

        Upon the completion of this offering, our board of directors will establish an audit committee that consists of at least two directors who are not otherwise affiliated with either us or HeidelbergCement. In compliance with NYSE rules, we expect our audit committee will include at least three members, all of whom will be independent, within one year of the listing date of our ordinary shares on the NYSE. We expect that our board of directors will determine that each of these members will be "financially literate" under the rules of the NYSE.

        Our audit committee will, among other matters, oversee (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee will also include the following:

  •
  annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

  •
  be responsible for the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;

  •
  review the plans and results of the audit engagement with the independent auditors;

  •
  evaluate the qualifications, performance and independence of our independent auditors;

  •
  have sole authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof and the fees therefor;

  •
  review the adequacy of our internal accounting controls;

  •
  meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions; and

  •
  prepare the audit committee report required by the SEC regulations to be included in our annual proxy statement.

                        ,                 and                will serve on the audit committee upon the consummation of this offering, with                serving as the chair of the audit committee. The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. The board of directors has determined that                qualifies as an "audit committee financial expert," as such term is defined in the rules of the SEC. The designation does not impose on                 any duties, obligations or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at                upon the completion of this offering. The information on our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

  Compensation Committee

        Upon completion of this offering, our compensation committee will consist of                and                .                 will serve as the chair of the compensation committee. Because we will be a "controlled company" under the rules of the NYSE, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.

        The compensation committee will have the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant's fees and the other terms and conditions of the consultant's retention. The compensation committee will, among other matters:

  •
  assist our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

  •
  administer, review and make recommendations to our board of directors regarding our compensation plans;

  •
  annually review and approve our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer's performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors;

  •
  provide oversight of management's decisions regarding the performance, evaluation and compensation of other officers;

  •
  review our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and review and discuss, at least annually, the relationship between risk management policies and practices, business strategy and our executive officers' compensation;

  •
  assist management in complying with our proxy statement and annual report disclosure requirements;

  •
  discuss with management the compensation discussion and analysis required by the SEC regulations; and

  •
  prepare a report on executive compensation to be included in our annual proxy statement.

  Nominating and Corporate Governance Committee

        Upon completion of this offering, our nominating and corporate governance committee will consist of                and                 .                will serve as the chair of the nominating and corporate governance committee. Because we will be a "controlled company" under the rules of the NYSE, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and corporate governance committee accordingly in order to comply with such rules. The nominating and corporate governance committee will, among other matters:

  •
  identify individuals qualified to become members of our board of directors and ensure that our board of directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds;

  •
  develop, and recommend to our board of directors for its approval, qualifications for director candidates and periodically review these qualifications with our board of directors;

  •
  review the committee structure of our board of directors and recommend directors to serve as members or chairs of each committee of our board of directors;

  •
  review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed;

  •
  develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, review such guidelines and recommend changes to our board of directors for approval as necessary; and

  •
  oversee the annual self-evaluations of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

        No member of the compensation committee was at any time after the date of our formation, or currently is, an officer or employee of the Company, and no member of the compensation committee had any relationship with us requiring disclosure under Item 404 of SEC Regulation S-K. None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee.

Role of Our Board of Directors in Risk Oversight

        One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from the three standing committees to be established upon the completion of this offering, our audit committee, our compensation committee and our nominating and corporate governance committee, each of which will address risks specific to its respective areas of oversight. In particular, our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. All committees report to the full board as appropriate, including when a matter rises to the level of a material or enterprise-level risk. In addition, the board of directors receives detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Code of Business Conduct and Ethics

        In connection with this offering, our board of directors will adopt a code of business conduct and ethics that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Any waiver of our code of ethics with respect to our chief executive officer, chief financial officer, chief operating officer, controller or persons performing similar functions may only be authorized by our nominating and corporate governance committee and will be promptly disclosed as required by law and NYSE regulations and posted on our website. Amendments to the code must be approved by our board of directors and will be promptly disclosed and posted on our website (other than technical, administrative or non-substantive changes). Our code of ethics will be publicly available on our website at                and

in print to any shareholder who requests a copy. The information on our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Corporate Governance Guidelines

        Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and chief executive officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our nominating and corporate governance committee will review our corporate governance guidelines at least once a year and, if necessary, recommend changes to our board of directors. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website at                . The information on our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Indemnification of Directors and Officers

        For information concerning indemnification applicable to our directors and officers, see "Description of Share Capital—Indemnification of Directors and Officers."

Director Compensation

        Our directors were appointed in 2014. As a result, they received no compensation for their service as a director for the year ended December 31, 2013. In connection with our separation from HeidelbergCement prior to or concurrently with the completion of this offering, our board of directors will establish a compensation program for our non-employee directors.

        We will also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings. Directors who are employees will not receive any compensation for their services as directors.

EXECUTIVE COMPENSATION

        References within this section herein are made to the financial measure "Earnings Before Interest and Taxes (EBIT)", which is used as a performance metric in connection with compensation awarded pursuant to the Lehigh Hanson Annual Incentive Plan, the Hanson UK Management Bonus Scheme and the HeidelbergCement Group Long-Term Incentive Plan, as further described below. Additionally, it should be noted that the historical EBIT referenced within this section does not comply with U.S. GAAP, but rather IFRS standards, and does not reconcile with our financial statements.

Compensation Discussion and Analysis

        In this section, the Compensation Discussion and Analysis ("CD&A"), we provide a brief overview of our business and our executive compensation philosophy. Lehigh Hanson North America is referred to as "Lehigh Hanson NAM" and Hanson United Kingdom is referred to as "Hanson UK." Hanson Building Products North America is referred to as "BP NAM" and Hanson Building Products United Kingdom is referred to as "BP UK." BP NAM and BP UK together comprise the "Company."

Named Executive Officers

        All of our Named Executive Officers ("NEOs"), as listed below, were employees within the HeidelbergCement Group as of December 31, 2013. We determined our NEOs based on their position with us at the Company and their compensation for the year ended December 31, 2013 from the HeidelbergCement Group.

        For the year ended December 31, 2013, the NEOs were:

Named Executive Offer	Current Title
Plamen Jordanoff	Chief Executive Officer, President and Director
Mark D. Carpenter	Senior Vice President, Hanson Engineered Products
Mark Conte	Chief Financial Officer, Senior Vice President
Charles L. Ward III	Senior Vice President, Hanson Brick and Tile
Stephen Harrison	Managing Director, BP UK

        In 2013, Mr. Jordanoff served as Regional President of BP NAM, Mr. Carpenter served as Senior Vice President, Engineered Products of BP NAM, Mr. Conte served as Corporate Controller, Chief Accounting Officer of Lehigh Hanson NAM, Mr. Ward served as Senior Vice President, Lightside of BP NAM and Mr. Harrison served as Managing Director of BP UK.

Business Overview

        For more information and an overview of our business, see "Business—Our Company."

Business Performance and Strategic Objectives

        For more information on our business performance and strategic objectives, see "Business—Our Strategy."

Compensation Philosophy

        The Company recognizes that its employees are the most important investment for its continued success. Our comprehensive compensation programs ensure that pay is competitive with external labor markets and are internally equitable. Our pay programs are also designed to attract, motivate, retain and reward the employees responsible for the Company's success, long-term growth and profitability.

Compensation Guiding Principles

        The Company's compensation is intended to be market competitive and provide an incentive for successful work in a business culture with a clear focus on performance and results.

Compensation Guiding Principles

  •
  Align with mission and values: Ensure pay practices reward performance and appropriate behaviors focused on delivering the highest quality of service to customers, business partners and employees

  •
  Market competitive: Position appropriately to the market to attract, retain and engage skilled employees to meet business needs

  •
  Equitable: Ensure processes and practices are fairly applied and appropriately communicated to create perceived fairness by both internal and external audiences; ensure appropriate level of transparency into compensation policies and practices

  •
  Flexible: Provide consistent framework while allowing room for flexibility to manage locally based on critical business needs and market demands

  •
  Compliant: Ensure compliance with appropriate governmental agencies and regulations

  •
  Mobile: Foster and support the mobility of talent across regions, business units, facilities and locations to meet business and employee needs

Elements of Compensation

        The principal components of compensation for each NEO consist of:

  •
  Base salary;

  •
  Annual incentive compensation;

  •
  Long-term incentives; and

  •
  Employee benefits.

        These programs are structured to maximize NEOs' long-term commitment to our success and align their financial interests with the financial interests of our shareholders.

CEO Performance and Compensation Decision

        During 2013, BP NAM recorded strong financial results and achieved Earnings Before Interest and Taxes (EBIT) of $14.3M, which was 143% of the 2013 target. Furthermore, Lehigh Hanson NAM also recorded strong financial results with 2013 EBIT of $556.9M or 133% of target. Mr. Jordanoff provided BP NAM with strong operational and strategic leadership during 2013. Consistent with these outstanding 2013 results, Mr. Jordanoff received a 2013 annual incentive payment of $279,300, which was 186% of his 2013 target award. Mr. Jordanoff also received a cash and phantom stock award in 2013 for his performance during 2012 under HeidelbergCement Group Long-Term Incentive Plan, as detailed below. See "Executive Compensation—Components of Compensation."

Employment Agreements and Severance Arrangements

        For 2013, there are no employment agreements with any of our NEOs, except Messrs.                 and                . For 2013, no North American NEOs, except                , have separate severance arrangements and are subject to the Lehigh Hanson Severance Policy to which all Lehigh Hanson NAM employees are subject. Furthermore, in connection with the restructuring of the business in 2014, the NEOs entered into transition incentives arrangements. The Company does not offer change in control severance arrangements.

        For more information regarding these employment agreements, transition incentives and severance payments for our NEOs, see "Executive Compensation—Employment Contracts and Termination of Employment Arrangements" and "Executive Compensation—Potential Payments upon Termination or Change in Control."

Compensation Programs Related to this Offering

        Our existing executive compensation program reflects our operations as a private company in that we have relied largely upon the experience of our President, the North America Managing Board Member of HeidelbergCement AG, Lehigh Hanson NAM's Vice President Human Resources, the CEO of Hanson UK and Hanson UK's Human Resources Director in determining appropriate compensation levels for our executive officers and other key employees, with input from outside compensation consultants from time to time.

        We anticipate that, following the completion of this offering, our compensation committee will have primary responsibility for executive compensation and will continue to work with an independent compensation consultant to review the compensation opportunities of our executive officers at least annually to assess the market competitiveness of our compensation arrangements and make any adjustments to ensure that our valuable executive officers remain with us and that we are providing incentives for them to maximize the growth of our business.

        Following the completion of this offering, we will continue to design our executive compensation program based on a "pay for performance" philosophy, with a compensation component that vests, in part, based on the achievement of our performance goals. Therefore, the Company is adopting a new 2015 Omnibus Long-Term Incentive Plan that authorizes all forms of long-term incentives, which is summarized below under "Executive Compensation—Equity-Based Incentive Plans—Summary of the 2015 Omnibus Long-Term Incentive Plan" and filed as an exhibit to the registration statement of which this prospectus forms a part, see "Executive Compensation—Compensation Programs Related to this Offering" below. The Company is also adopting an annual incentive plan that authorizes cash short-term incentives, which is summarized below and filed as an exhibit to the registration statement of which this prospectus forms a part, see "Executive Compensation—Compensation Programs Related to this Offering—Cash Compensation". Furthermore, the Company is establishing a new defined contribution plan for its U.K. employees and new retirement savings plans for its U.S. and Canadian employees, which are expected to be in place prior to the completion of this offering, as further described below under "Executive Compensation—Compensation Programs Related to this Offering—Retirement Plans".

        Current outstanding awards under the HeidelbergCement Group Long-Term Incentive Plan will be treated in accordance with their applicable plan terms upon the completion of the offering, which provide for a pro-rated payment to be made as soon as reasonably practicable after the annual general meeting in the calendar year immediately following the end of the applicable performance periods, but in no event later than December 31 of such calendar year, in the event the Company ceases to belong to the HeidelbergCement Group (including due to a sale of shares of the Company) due to HeidelbergCement AG's direct or indirect ownership in the Company falling below 50% or, alternatively, in the event of an extraordinary development (such as a divestiture of operations and/or enterprises or spin-off) the board will in its reasonable discretion determine award treatment.

Compensation-Setting Process

        In 2013, the President's pay was determined by Dr. Dominik von Achten in his capacity as member of the Board of Directors of Lehigh Hanson NAM and member of the Executive Committee of the Board of Directors of Lehigh Hanson NAM, in conjunction with review by Lehigh Hanson NAM's Vice

President Human Resources to ensure market competitiveness and internal equity. Pay for all other NEOs residing in North America ("North American NEOs") was determined by the President, after review by Lehigh Hanson NAM's Vice President Human Resources to ensure market competitiveness and internal equity. Pay for Mr. Harrison was determined by the CEO of Hanson UK following review by Hanson UK's Human Resources Director to ensure market competitiveness.

        Executive performance is evaluated by considering performance against goals. Financial targets are established which are then cascaded to individual objectives for each executive utilizing a well-established "management by objectives" (MBO) process with the following requirements for individual MBO targets:

  •
  Focused on results;

  •
  Clear relevance to performance targets;

  •
  Specific targets described in a concrete, precise and comprehensible manner;

  •
  Can be influenced by executive;

  •
  Realistic, fair and challenging; and

  •
  Measurable by means of quantitative standards (key figures) or qualitative standards (quality criteria based on common definitions).

        Each NEO has a series of individual MBO goals based on the responsibilities and priorities of each role. For 2013, the most common MBO categories included: health and safety, working capital management, sales and operating efficiency. NEOs achieved an average of 131% of MBOs during 2013, as further described below.

        Internal equity is also a key consideration in setting NEO compensation. A salary structure is adhered to where NEOs and all employees are assigned to bands based on both external market practice and internal equity. While internal equity is a key consideration, there are no explicit internal equity ratios for NEOs.

Compensation Consultant

        The Company did not utilize the services of a compensation consultant during 2013.

Competitive Market Analysis

        The Company recruits executive talent from both the building products industry as well as the general marketplace. The Company seeks to maintain compensation that is competitive with the external market but it does not have an explicit statement of competitive objective. For purposes of executive compensation management, there is no explicit peer group of public companies that are used for compensation benchmarking. During 2013, Lehigh Hanson NAM reviewed general market compensation survey data for the industry provided by Towers Watson which included several NEOs. All of this market data represented general U.S. industry market survey data, which was adjusted to the Company's revenues.

Compensation Mix

        Our strategy for compensating officers and other associates has been based on programs that emphasize performance-based variable compensation. The Company's emphasis on performance-based compensation is best illustrated by the mix of 2013 compensation for NEOs which was as follows:

        This illustrates that a significant portion of the NEOs' total direct compensation package is variable pay. Furthermore it also shows our balance between long-term and annual incentives.

Components of Compensation

        The principal components of compensation for each NEO consist of:

  •
  Base salary;

  •
  Annual incentive compensation;

  •
  Long-term incentives; and

  •
  Employee benefits.

        The compensation plans and programs described below were maintained by the Company. The Company made the following adjustments to NEO compensation in 2013.

Base Salary

        We view annual base salary as an important component of compensation to attract and retain executive talent. Annual base salaries serve as the foundation for our executive pay structure. Base salaries are set after considering factors including external market, Company performance, individual performance and internal equity.

        Base salaries for our NEOs as of December 31, 2013 were $300,000, $257,500, $231,400, $235,047 and $207,050, for each of Messrs. Jordanoff, Carpenter, Conte, Ward and Harrison, respectively. Generally, salaries were modestly adjusted, if at all, from the prior year based on merit increases or changes in position.

Annual Incentives

        For 2013, the North American NEOs participated in the Lehigh Hanson Annual Incentive Plan and Mr. Harrison participated in the Hanson UK Management Bonus Scheme. These plans reward NEOs for achieving financial results as well as individual MBOs. For 2013, the most common MBO categories included: health and safety, working capital management, sales and operating efficiency. For 2013, the performance measures and weightings were as follows:

  •
  Messrs. Jordanoff, Carpenter and Ward:

  •
  Financial (80%): Earnings Before Interest and Taxes (EBIT):

  •
  20% Lehigh Hanson NAM

      •
      60% Operating Business Unit (BP NAM)

    •
    MBOs (20%): individual performance goals

  •
  Mr. Harrison

  •
  Financial (60%): Earnings Before Interest and Taxes (EBIT):

  •
  60% Hanson UK

  •
  MBOs (40%): individual performance goals

  •
  Mr. Conte

  •
  Financial (40%): Earnings Before Interest and Taxes (EBIT):

  •
  40% Lehigh Hanson NAM

  •
  MBOs (60%): individual performance goals

        All NEOs had a target incentive based on achieving the specified target performance measures. Based on achievement of these performance goals, the actual NEO payout range was from 0% to 200% of the target award.

Financial Results

        As noted in the table below, BP NAM achieved 143% of its EBIT target during 2013. Furthermore, Lehigh Hanson NAM achieved 133% of its EBIT goals and Hanson UK achieved 134% of its EBIT goals. The 2013 EBIT results versus plan were as follows:

Business Unit	2013 Target ($M)	2013 Actual ($M)
Lehigh Hanson NAM	$418.8M	$556.9M
BP NAM	$10M	$14.3M
Hanson UK*	$55.2M	$74.2M

*
The value of Hanson UK's EBIT target and actual was converted to U.S. dollars using the using the closing rate as of December 31, 2013 of GBP 1 to $1.6564.

2013 Award Payouts

        Based on the 2013 financial results and individual MBO results, the 2013 NEO incentive awards were as follows:

	2013 Target Incentive	2013 Actual Incentive
			% of Target
Executive	Amount	Amount
Plamen Jordanoff	$150,000	$279,300	186%
Mark D. Carpenter	$103,000	$193,833	188%
Mark Conte	$92,560	$146,800	159%
Charles L. Ward III	$70,514	$129,181	183%
Stephen Harrison*	$72,468	$126,383	174%

*
The values for Mr. Harrison were converted to U.S. dollars using the using the closing rate as of December 31, 2013 of GBP 1 to $1.6564.

        These 2013 annual incentive awards were consistent with the strong financial results for BP NAM, Lehigh Hanson NAM and Hanson UK. As noted above, actual financial results accounted for 40% to 80% of a NEOs incentive award. In addition, NEOs achieved an average of 131% of MBO's during 2013.

Long-Term Incentives

        We consider long-term equity-based compensation to be critical to the alignment of executive compensation with shareholder value creation. Therefore, a market competitive long-term equity-based incentive component is an integral part of our overall executive compensation program.

        In 2013, NEOs participated in the HeidelbergCement Group Long-Term Incentive Plan. This long-term incentive plan rewarded Heidelberg financial results and was comprised of two components:

Elements of LTI	Management Component	Capital Market Component
Type of LTI	Cash	Phantom Shares
Percent of LTI Value (approximate)	50%	50%
Performance Measures /Weightings	HeidelbergCement Group EBIT—50% HeidelbergCement Group ROIC—50%	HeidelbergCement Group Total Shareholder Return (TSR)
Performance Period	3 years	4 years
Calculation	• Average of EBITs attained during the performance period • ROIC at the end of the performance period	• TSR compared to DAX 30 Index—50% • TSR compared to MSCI World Construction Materials Index—50%
Range of Award	0 - 200% of target	0 - 500% of target

        The cash portion of long-term incentive-based compensation awarded pursuant to the HeidelbergCement Group Long-Term Incentive Plan is scheduled to vest and be paid in cash only if HeidelbergCement Group satisfies predetermined performance goals over a three-year performance period. One-half of the target award is earned based on HeidelbergCement Group's average earnings before interest and taxes (EBIT) over the three-year performance period. The other half of the target award is earned based on HeidelbergCement Group's return on invested capital (ROIC) at the end of the performance period. A NEO may ultimately earn up to two times the target amount (maximum), or nothing (threshold/minimum), based on HeidelbergCement Group's performance over the three-year performance period.

        The equity-based portion of long-term incentive-based compensation granted as phantom stock pursuant to the HeidelbergCement Group Long-Term Incentive Plan is scheduled to vest and be settled in cash (adjusted for any reinvested dividend payments and changes in the capital) only if HeidelbergCement Group satisfies predetermined performance goals based on a total shareholder return (TSR) metric over a four-year performance period. One-half of the target award is earned based on HeidelbergCement Group's average TSR compared to the DAX 30 Index over the four-year performance period. The other half of the target award is earned based on HeidelbergCement Group's average TSR compared to the MSCI World Construction Materials Index over the four-year performance period. In particular, with respect to the 2013 phantom stock awards, a NEO may ultimately earn up to five times the target number of phantom stock units (maximum), or nothing (threshold/minimum), based on HeidelbergCement Group's performance over the four-year performance period. Note that from 2014, a NEO may earn up to two times the target number of phantom stock units (maximum), or nothing (threshold/minimum), based on HeidelbergCement Group's performance over a four-year performance period.

        The 2013 NEO long-term incentive awards as well as any outstanding awards are disclosed in the appropriate tables in this filing. All long-term incentive awards are paid in cash.

Additional Compensation and Benefit Details

General

        We do not provide our executives, including our NEOs, with special or supplemental health benefits other than the coverage under the healthcare plan provided to Mr.                 and his family pursuant to the terms of his employment arrangement as in effect in 2013 and the coverage under the private medical insurance provided to Mr.                 and his family and permanent health insurance pursuant to the terms of his employment agreement. Subject to the preceding sentence, our NEOs receive health and welfare benefits under the same programs and subject to the same eligibility requirements that apply to our employees generally. The Company believes that all of the benefits made available to our NEOs are reasonable and are intended to help the Company attract and retain them.

Deferred Compensation and Retirement Benefits

        We provide our NEOs with the same deferred compensation and retirement plans as we do to all other employees.

Qualified Deferred Compensation Plan

        During 2013, North American NEOs were eligible to participate in Lehigh Hanson NAM's 401(k) Plan (401(k) Plan). Irrespective of whether a NEO participates in the 401(k) Plan, Lehigh Hanson NAM provides an automatic contribution of 3%. Lehigh Hanson NAM also provides a 50% matching contribution up to 6% of North America employees' contributions. Messrs. Jordanoff, Carpenter, Conte and Ward each received an automatic contribution of 3% in the 401(k) Plan as further described below in footnote 5 of the "Executive Compensation—Summary Compensation Table." Messrs. Carpenter and Conte participate in the 401(k) Plan while Messrs. Jordanoff and Ward do not. As a U.K.-based NEO, Mr. Harrison is not eligible to participate in the 401(k) Plan.

Hanson Industrial (Defined Contribution) Pension Scheme

        During 2013, Mr. Harrison was eligible to participate in the Hanson Industrial (Defined Contribution) Pension Scheme. Mr. Harrison participates in the Hanson Industrial Pension Scheme and received a contribution of 16% from Hanson UK as further described below in footnote 5 of the "Executive Compensation—Summary Compensation Table".

Perquisites

        Consistent with market practice, we provide certain perquisites to our NEOs that we believe to be reasonable and competitive. Further detail can be found in footnote 5 of the "Executive Compensation—Summary Compensation Table". No tax gross up payments are provided in connection with any perquisites, except the $25,000 payment (net of any taxes or deductions) made to Mr.                 .

Compensation Programs Related to this Offering

        In preparation for this offering, the Company has reviewed the structure of its overall executive compensation program. The Company will maintain a strong performance-based pay philosophy for NEOs post-offering.

Treatment for Outstanding HeidelbergCement Group Long-Term Incentive Plan Awards

        Current outstanding awards under the HeidelbergCement Group Long-Term Incentive Plan will be treated in accordance with their applicable plan terms upon the completion of the offering, which provide for a pro-rated payment to be made as soon as reasonably practicable after the annual general meeting in the calendar year immediately following the end of the applicable performance periods, but in no event later than December 31 of such calendar year, in the event the Company ceases to belong to the HeidelbergCement Group (including because of a sale of shares of the Company) due to HeidelbergCement AG's direct or indirect ownership in the Company falling below 50% or, alternatively, in the event of an extraordinary development (such as a divestiture of operations and/or enterprises or spin-off) the board will in its reasonable discretion determine award treatment.

Omnibus Long-Term Incentive Plan

        Long-term incentives will continue to represent a critical component of the Company's compensation program after this offering. Therefore, the Company is adopting a new omnibus long-term incentive plan that authorizes all forms of long-term incentives. The purpose of the omnibus long-term incentive plan is to promote and closely align the interests of our officers, employees and future non-employee directors with our shareholders by providing share-based compensation and other performance-based compensation. The 2015 Omnibus Long-Term Incentive Plan is summarized below under "Executive Compensation—Equity-Based Incentive Plan—Summary of the 2015 Omnibus Long-Term Incentive Plan" and is filed as an exhibit to this registration statement.

Registration Statement on Form S-8

        Shortly after this offering, we intend to file a registration statement on Form S-8 to register the total number of ordinary shares that may be issued pursuant to our 2015 Omnibus Long-Term Incentive Plan.

Cash Compensation

        Aligning the Company and individual/team performance with the payment of short-term incentives will continue to represent a critical component of the Company's compensation program after this offering, which will mutually encourage maximizing value for the Company's shareholders and offer corresponding rewards to key employees for their contributions. Therefore, the Company is adopting a new annual incentive plan that authorizes cash short-term incentives to participants for improving operating performance during a January 1 - December 31 plan year.

        Under this new annual incentive plan, the Product Lines and Corporate departments will recommend eligible participants for each plan year, subject to final approval by the CEO of the Company, with certain full-time employees being eligible to participate. A target award level, tied to a percentage of annual base salary, will also be determined for eligible participants and will be comprised of a financial performance metric measured on the basis of Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) ranging from 40-80% of the target award and MBO performance component generally measured against three to five MBO team and/or individual goals ranging from 20-60% of the target award. Following a plan year, each award will be determined based on the financial and MBO performance components achieved and will range between 0-200% of the applicable target award. Generally, to be eligible for a payout, a participant must have attained performance that "successfully meets the requirements of the job" and be actively employed on the payment date. The payment will be made in a single lump sum payment on or about April 15 following the completion of the applicable plan year. In certain circumstances, a participant may be eligible for a pro-rated award payment, which will be paid at the same time and in the same form as other awards. A termination for cause and resignation prior to the payment of an award will result in a forfeiture of any outstanding award.

        The 2015 annual incentive plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

Transition Incentives

        During 2014, the NEO's entered into agreements relating to a special transition incentive. The purpose of this transition agreement was to retain NEOs during the period of uncertainty leading up to this offering and to maximize the financial value of the Company.

        These cash retention incentives will be paid within 30 days of the completion of the offering, subject to a continued service requirement and the achievement of certain transaction-related and performance-based milestones. The amounts of these incentives range from four months to twenty-six months of annual base salary depending on the NEO and performance achieved and whether portions of the business are sold separately.

Retirement Plans

        The Company is establishing a new defined contribution plan for its U.K. employees and new retirement savings plans for its U.S. and Canadian employees, which are expected to be in place prior to the completion of this offering. These plans are designed to mirror those currently in place at HeidelbergCement or one of its subsidiaries in which these employees currently participate.

Equity-Based Incentive Plans

        In connection with this offering, the Company is adopting the 2015 Omnibus Long-Term Incentive Plan, subject to shareholder approval. The 2015 Omnibus Long-Term Incentive Plan in its entirety is filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

        The 2015 Omnibus Long-Term Incentive Plan was primarily established to promote the long-term success of the Company and to increase shareholder value by providing eligible employees, officers, directors and consultants of the Company with incentives that align their interest with shareholders' interest that contribute to the long-term growth and profitability of the Company. In addition, the 2015 Omnibus Long-Term Incentive Plan is intended to affect the Company's pay for performance philosophy which benefits the shareholders of the Company by providing a means to attract, retain and motivate highly qualified individuals who are in a position to make significant contributions to the Company.

Summary of the 2015 Omnibus Long-Term Incentive Plan

        The following is a summary of the principal features of the 2015 Omnibus Long-Term Incentive Plan. The summary does not purport to be complete and is qualified in its entirety by reference to the terms of the 2015 Omnibus Long-Term Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Administration

        The 2015 Omnibus Long-Term Incentive Plan will be administered by the Compensation Committee. The Compensation Committee has the full authority to construe and interpret the 2015

Omnibus Long-Term Incentive Plan, subject to its express provisions, including the authority to select the individuals who will receive awards under the 2015 Omnibus Long-Term Incentive Plan, determine the number of ordinary shares subject to an award, determine the terms and conditions of awards and approve the individual award documents delivered to individuals in connection with their awards. The Compensation Committee may delegate certain responsibilities and powers to a committee or appropriate officers of our company, subject to certain conditions, and may revoke the delegation of powers at any time.

Eligibility

        The Compensation Committee will have the authority to grant awards to officers, employees, directors and consultants of our Company, its subsidiaries or affiliates. If the 2015 Omnibus Long-Term Incentive Plan is approved by shareholders, approximately        employees, directors and consultants will be eligible to participate. The number of eligible participants is subject to change depending on the number of new hires, promotions, resignations and retirements that will occur during the term of the 2015 Omnibus Long-Term Incentive Plan. The Compensation Committee may delegate its authority to grant awards (other than to executive officers) to a committee or appropriate officers of our Company.

Number of Ordinary Shares Available for Issuance

        If this 2015 Omnibus Long-Term Incentive Plan is approved by shareholders, subject to adjustment in accordance with the 2015 Omnibus Long-Term Incentive Plan, the maximum aggregate number of ordinary shares of our Company that may be issued under the 2015 Omnibus Long-Term Incentive Plan will be            ordinary shares. Of these            ordinary shares, the maximum number that may be granted pursuant to full-value awards (including restricted shares, restricted share units, performance shares and performance share units) will be            ordinary shares. Notwithstanding this limit, the Compensation Committee may grant full-value awards in excess of            ordinary shares; however, for grants in excess of this limit, for every one ordinary share granted will reduce the number of ordinary shares available for issuance under the 2015 Omnibus Long-Term Incentive Plan by two ordinary shares.

        Ordinary shares covered by awards granted under the 2015 Omnibus Long-Term Incentive Plan that are forfeited or cancelled or otherwise expire without having been exercised or settled generally will become available for issuance under a new award. In addition, if an award is settled through the payment of cash or other non-share consideration, the ordinary shares subject to the award will become available for issuance pursuant to a new award. However, ordinary shares that are tendered or withheld to pay the exercise price of an award or to satisfy tax withholding obligations will not be available for issuance pursuant to a new award. In addition, upon the cancellation of an SAR (as defined below) in tandem with an option or the cancellation of an option granted in tandem with an SAR, no ordinary shares will become available for issuance pursuant to a new award.

Types of Awards; Limits

        The Compensation Committee may grant the following types of awards under the 2015 Omnibus Long-Term Incentive Plan: options, restricted shares, restricted share units, performance shares, performance share units, stock appreciation rights ("SARs"), and other awards based on, or related to, ordinary shares. The 2015 Omnibus Long-Term Incentive Plan limits the number of specific types of awards that may be granted to any individual as follows:

  •
  the maximum number of ordinary shares that may be issued pursuant to options and SARs granted to any eligible individual in any calendar year is            ordinary shares; and

  •
  the maximum value of other types of awards that may be awarded to any eligible individual in any calendar year is $            measured as of the date of grant (with respect to awards

    denominated in cash) and            ordinary shares measured as of the date of grant (with respect to awards denominated in ordinary shares).

        Stock Options.    A stock option is the right to acquire ordinary shares at a fixed exercise price for a fixed period of time. Under the 2015 Omnibus Long-Term Incentive Plan, the Compensation Committee fixes the term of the options, which term may not exceed ten years from the date of grant.

        The Compensation Committee may grant either incentive stock options or nonqualified stock options. As described below, incentive stock options entitle the participant, but not our Company, to preferential tax treatment. The Compensation Committee determines the rules and procedures for exercising options. The exercise price may be paid in cash, ordinary shares, a combination of cash and ordinary shares, through net settlement (meaning our Company withholds ordinary shares otherwise issuable upon exercise to pay the exercise price), or by any other means authorized by the Compensation Committee, including cashless exercise, a procedure whereby vested ordinary shares covered by the option are sold by a broker and a portion of the sale proceeds are delivered to our Company to pay the exercise price.

        The exercise price is set by the Compensation Committee but cannot be less than 100% of the fair market value of our Company's ordinary shares on the date of grant. Except in connection with a corporate transaction involving our Company, the exercise price of outstanding options or SARs may not be reduced without shareholder approval, and no option or SAR may be canceled in exchange for cash, options or SARs with a lower exercise price, or other awards.

        Stock Appreciation Rights.    SARs are awards that entitle the participant to receive an amount equal to the excess, if any, of the fair market value on the exercise date of the number of ordinary shares for which the SARs is exercised over the grant price. The grant price cannot be less than 100% of the fair market value of our Company's ordinary shares on the date of grant. Payment to the participant on exercise may be made in cash or ordinary shares, as determined by the Compensation Committee on or following the date of grant. The Compensation Committee fixes the term of the SARs, which term may not exceed ten years from the date of grant.

        Restricted Shares.    Restricted share awards are shares that are subject to cancellation, restrictions, and vesting (including performance-based vesting) conditions, as determined by the Compensation Committee. The restricted shares may be either granted or sold to the participant.

        Restricted Share Units.    Restricted share units entitle a participant to receive one or more ordinary shares in the future upon satisfaction of vesting conditions determined by the Compensation Committee. The Compensation Committee determines whether restricted share units will be settled through the delivery of ordinary shares, cash of equivalent value, or a combination of ordinary shares and cash.

        Performance Shares and Performance Share Units.    Performance shares and performance share units entitle a participant to receive a target number of ordinary shares if specified performance targets are achieved during a specified performance period. Actual payments to participants may be more or less than the specified target number of ordinary shares depending on the achievement of the performance targets during the performance period. The performance targets and performance period are determined by the Compensation Committee and set forth in the applicable award document.

        Cash Performance Units.    Cash performance units entitle a participant to receive a target amount of cash if specified performance targets are achieved during a specified performance period. As with performance shares and performance share units, the performance targets and performance period are determined by the Compensation Committee and set forth in the applicable award document.

        Other Awards.    The Compensation Committee also may grant other forms of awards that generally are based on the value of ordinary shares. These other awards may provide for cash payments based in whole or in part on the value or future value of ordinary shares, may provide for the future delivery of ordinary shares to the participant, or may provide for a combination of cash payments and future delivery of ordinary shares.

Section 162(m) Performance-Based Awards

        The Compensation Committee may determine whether any award is a "performance-based" award for purposes of Section 162(m) of the Internal Revenue Code. Any awards designated to be "performance-based compensation" will be conditioned on the achievement of one or more specified performance goals established by the Compensation Committee at the date of grant. The performance goals will be comprised of specified levels of one or more of the following performance criteria, as the Compensation Committee deems appropriate: net income; cash flow or cash flow on investment; operating cash flow; pre-tax or post-tax profit levels or earnings; profit in excess of cost of capital; operating earnings; return on investment; free cash flow; free cash flow per share; earnings per share; return on assets; return on net assets; return on equity; return on capital; return on invested capital; return on sales; sales growth; growth in managed assets; operating margin; operating income; total shareholder return or share price appreciation; EBITDA; EBITA; revenue; net revenues; market share; market penetration; productivity improvements; inventory turnover measurements; reduction of losses, loss ratios or expense ratios; reduction in fixed costs; operating cost management; cost of capital; and debt reduction, in each case, unless otherwise specified by the Compensation Committee determined in accordance with generally accepted accounting principles consistently applied on a business unit, subsidiary or consolidated basis or any combination thereof.

        The performance goals may be described in terms of objectives that are related to the individual participant or objectives that are Company-wide or related to a subsidiary, region or business unit. Performance goals may be measured on an absolute or cumulative basis, or on the basis of percentage of improvement over time. Further, performance goals may be measured in terms of our Company's performance (or performance of the applicable subsidiary, region or business unit) or measured relative to selected peer companies or a market index.

        The applicable performance goals will be established by the Compensation Committee within 90 days following the commencement of the applicable performance period (or such earlier or later date as permitted or required by Section 162(m)). Each participant will be assigned a target number of ordinary shares or cash value payable if target performance goals are achieved. The Compensation Committee will certify the attainment of the performance goals at the end of the applicable performance period. If a participant's performance exceeds such participant's target performance goals, the number of ordinary shares or the cash value payable under the performance-based award may be greater than the target number, but in no event can the amounts exceed the award limits described above. In addition, unless otherwise provided in an award agreement, the Compensation Committee may reduce the number of ordinary shares or cash value payable with respect to a performance-based award even if the performance objectives are satisfied.

Amendment and Termination; Term

        Generally, our Board may terminate, amend, modify, or suspend the 2015 Omnibus Long-Term Incentive Plan at any time. Our Company will obtain shareholder approval of any termination, amendment, modification, or suspension if required by applicable laws, rules or regulations (including NYSE rules). Subject to limited exceptions, no termination, amendment, modification, or suspension may materially impair the rights of a participant with respect to an outstanding award without the participant's consent. Unless terminated earlier, the 2015 Omnibus Long-Term Incentive Plan will

terminate in            , on the tenth anniversary of the date on which it is approved by shareholders, and no additional awards may be granted after this date. Awards granted prior to this date will remain outstanding in accordance with their terms.

Change-in-Control

        In the event of a transaction constituting a change-in-control of our Company (as determined by the Compensation Committee), the Compensation Committee may take steps it considers appropriate with respect to outstanding awards, including accelerating vesting, providing for deemed attainment of performance conditions, providing for the lapse of restrictions on an award, providing that outstanding awards will terminate or expire unless settled in full prior to a specified date, or terminating or cancelling any outstanding award in exchange for a cash payment. The treatment may be specified in the award document or determined at a subsequent time. In the absence of action by the Compensation Committee in the event of a change-in-control, the 2015 Omnibus Long-Term Incentive Plan provides that awards granted pursuant to the 2015 Omnibus Long-Term Incentive Plan, if assumed by the successor entity, will vest if the participant's employment or service relationship with our Company is terminated without cause or with good reason within twenty-four months following the change-in-control.

Termination of Employment

        The Compensation Committee will specify, at or after the time of grant of an award, the effect, if any, that a participant's termination of employment or the participant's death or disability will have on the vesting, exercisability, settlement or lapse of restrictions applicable to an award. The treatment may be specified in the award document or determined at a subsequent time.

Other Provisions

        Recoupment.    All awards granted under the 2015 Omnibus Long-Term Incentive Plan, any payments made under the 2015 Omnibus Long-Term Incentive Plan and any gains realized upon exercise or settlement of an award shall be subject to clawback or recoupment as permitted or mandated by applicable law, rules, regulations or any Company policy as enacted, adopted or modified from time to time.

        Dividends and Dividend Equivalents.    The Compensation Committee may provide participants with the right to receive dividends or payments equivalent to dividends or interest with respect to an outstanding award. Any such dividends or interest may either be paid currently or may be deemed to have been reinvested in ordinary shares, and may be settled in ordinary shares, cash, or a combination of cash and ordinary shares. No payment of dividend equivalents may be made until the related award is vested. No dividends or dividend equivalents will be paid with respect to cash performance units, options or SARs.

        Shareholder Rights.    A participant will have no rights as a shareholder with respect to ordinary shares covered by an award until the date the participant or his nominee becomes the holder of record of such ordinary shares. Generally, no adjustment will be made for dividends or other rights for which the record date is prior to such date.

        Re-pricing of Options and Stock Appreciation Rights.    The terms of outstanding awards may not be amended, without shareholder approval, to reduce the exercise price of outstanding options or SARs, or to cancel outstanding options or SARs in exchange for cash, other awards, or options or SARs with an exercise price that is less than the exercise price of the original options or SARs.

        Adjustments or Changes in Capitalization.    In the event of a share split, reverse share split, share dividend, extraordinary cash dividends, recapitalization, reorganization, liquidation, merger or other similar corporate event or distribution of shares or property affecting the ordinary shares, the aggregate number of ordinary shares available for issuance under the 2015 Omnibus Long-Term Incentive Plan, the various 2015 Omnibus Long-Term Incentive Plan limits, and the number of ordinary shares subject to, and exercise or grant price of outstanding awards will be appropriately adjusted by the Compensation Committee in order to preserve the benefits or potential benefits intended to be made available to the participants.

        Limited Transferability.    Generally, an award may only be transferred upon the participant's death to a designated beneficiary or in accordance with the participant's will or the laws of descent or distribution, and pursuant to a domestic relations order. The Compensation Committee also may permit limited transferability, generally to a participant's family member, a trust for the benefit of a family member, a charitable organization, or any other individual or entity permitted under law and the rules of the exchange, if any, that lists the applicable award.

U.S. Federal Income Tax Consequences

        The following is a brief description of the U.S. federal income tax consequences generally arising with respect to certain awards that may be granted under the 2015 Omnibus Long-Term Incentive Plan based on current tax laws. The summary does not include any state, local or foreign tax laws. This discussion is intended for the information of shareholders considering whether to consent to this 2015 Omnibus Long-Term Incentive Plan and not as tax guidance to individuals who participate in the 2015 Omnibus Long-Term Incentive Plan.

        Nonqualified Stock Options and Stock Appreciation Rights.    A participant will not recognize taxable income upon the grant of a nonqualified stock option or SAR. The participant generally will recognize ordinary income upon exercise, in an amount equal to the excess of the cash received and the fair market value of the ordinary shares received at the time of exercise (including any cash or ordinary shares withheld by our Company to satisfy tax withholding obligations) over the exercise price.

        Incentive Stock Options.    A participant will not recognize taxable income when an incentive stock option is granted or exercised. However, the excess of the fair market value of the covered ordinary shares over the exercise price on the date of exercise is an item of tax preference for alternative minimum tax purposes. If the participant exercises the option and holds the acquired ordinary shares for more than two years following the date of option grant and more than one year after the date of exercise, the difference between the sale price and exercise price will be taxed as long-term capital gain or loss. If the participant disposes of the acquired ordinary shares before the end of the two-year and one-year holding periods, the participant generally will recognize ordinary income at the time of disposition equal to the fair market value of the ordinary shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain will be capital gain, long-term if the ordinary shares have been held for more than one year. Options will only be taxed as incentive stock options if the participant has been an employee of the Company at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, the participant will be taxed as described above for nonqualified stock options.

        Restricted Shares.    A participant will not recognize taxable income upon the grant of restricted shares. Instead, the participant will recognize ordinary income at the time of vesting equal to the fair market value of the ordinary shares received. Any subsequent gain or loss will be capital gain or loss, long-term if the ordinary shares have been held for more than one year. The participant may instead elect to recognize ordinary income at the time of grant. If the participant makes such an election, any subsequent gain or loss will be taxed as capital gain or loss at the time the shares are disposed of, and the one year long-term capital gains holding period begins on the date of grant.

        Restricted Share Units, Performance Share Units and Cash Performance Units.    A participant will not recognize taxable income upon the grant of restricted share units, performance share units or cash performance units. The participant will recognize ordinary income at the time the ordinary shares or cash are delivered equal to the fair market value of the ordinary shares (or cash) received. Any subsequent gain or loss will be capital gain or loss, long-term if the ordinary shares have been held for more than one year.

        Tax Effect for our Company.    Our Company generally will receive a deduction for any ordinary income recognized by a participant with respect to an award. However, special rules limit the deductibility of compensation paid to the named executive officers (other than the chief financial officer). To the extent it applies, under Section 162(m) of the U.S. tax code, the annual compensation paid to these executive officers may not be deductible to the extent it exceeds $1,000,000. Our Company may preserve the deductibility of compensation over $1,000,000 if certain conditions are met. These conditions include shareholder approval of the 2015 Omnibus Long-Term Incentive Plan, setting limits on the number of ordinary shares that may be issued pursuant to awards, and, for awards other than options and SARs, establishing performance criteria that must be met before the award will be paid or vest. As described above, the 2015 Omnibus Long-Term Incentive Plan has been designed to permit the Compensation Committee to grant awards that qualify as "performance-based compensation" for purposes of Section 162(m) and to exclude these awards from the $1,000,000 calculation. However, the Compensation Committee may, in its discretion, grant equity awards that will not qualify as "performance-based compensation" and thus may not be deductible. See the disclosure below under "Executive Compensation—Regulatory Considerations".

        The forgoing is not to be considered as tax advice to any person who may be a participant in the plan and any such persons are advised to consult their own tax counsel. The forgoing is intended to be a general discussion and does not cover all aspects of an individual's unique tax situation such as the tax consequences of deferred compensation or state and local taxes.

Regulatory Considerations

        The Company considers various tax and accounting provisions in developing the pay programs for our NEOs. These include the special tax rules applicable to non-qualified deferred compensation arrangements under Internal Revenue Code Section 409A and tax deductibility of compensation for certain executive officers (other than the chief financial officer) under Internal Revenue Code Section 162(m). Although we are not currently subject to the Section 162(m) compensation deduction limit, following any applicable phase-in period after our offering, we will become subject to the Section 162(m) compensation deduction limit. The Company considers the loss of deductibility, as well as other factors, when it structures compensation arrangements for our NEOs. However, the potential tax consequences to us are not necessarily determinative in such decisions and the Company believes it should have flexibility in awarding compensation to accomplish business objectives and to attract and retain our NEOs, even though some compensation awards may result in non-deductible compensation expenses.

        We also consider the accounting treatment of various types of equity-based compensation and the overall income tax rules applicable to various forms of compensation. While we seek to compensate our executives in a manner that produces favorable tax and accounting treatment, those considerations are secondary to our primary objective of developing fair and equitable compensation arrangements that appropriately motivate, reward, retain and attract our executives.

Summary Compensation Table

        The following table summarizes the compensation of our NEOs. Our NEOs are our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers as determined by their total compensation for the year ended December 31, 2013 set forth in the table below.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Plamen Jordanoff	2013	300,001	—	58,146	285,600	0	135,476	779,223
Chief Executive Officer, President and Director
Mark D. Carpenter	2013	257,500	—	31,207	199,526	0	14,250	502,483
Senior Vice President, Hanson Engineered Products
Mark Conte	2013	231,401	—	28,059	152,227	0	20,190	431,877
Chief Financial Officer
Charles L. Ward III	2013	235,047	—	28,486	134,731	0	7,560	405,824
Senior Vice President, Hanson Brick and Tile
Stephen Harrison	2013	207,050	—	14,830	129,012	0	48,075	398,967
Managing Director, Hanson Building Products United Kingdom

(1)
Includes elective deferrals into company employee benefit plans. The value of Mr. Harrison's salary was converted to U.S. dollars using the closing rate as of December 31, 2013 of GBP 1 to $1.6564.

(2)
Reflects the aggregate grant date fair value of phantom stock awards granted during the respective year under the HeidelbergCement Group Long-Term Incentive Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, Compensation—Stock Compensation ("ASC 718"), disregarding the estimate of forfeitures related to applicable service-based vesting conditions and based on the maximum potential payout under the established performance targets. All awards were granted pursuant to the provisions of the HeidelbergCement Group Long-Term Incentive Plan. The value of the awards, which is tied to HeidelbergCement Group's share price in Euros, was converted to U.S. dollars using the closing rate as of December 31, 2012 of EUR 1 to $1.32. The awards granted in 2013 were based on fiscal 2012 financial results and are included below in the Grants of Plan-Based Awards table. No ordinary shares will be issued pursuant to the HeidelbergCement Group Long-Term Incentive Plan, as the awards are required to be settled in cash. The Company considers the value of the grant as part of the compensation in the year of grant when evaluating annual compensation for our NEOs. NEOs do not realize the value of these equity-based awards until the awards are settled. The actual value that a NEO will realize from these awards is determined by future Company performance based on a total shareholder return metric, and may be higher or lower than the amounts indicated in the table.

(3)
These amounts represent the (i) annual cash bonus awarded pursuant to the Lehigh Hanson Annual Incentive Plan, in the case of the North American NEOs, or the Hanson UK Management Bonus Scheme, in the case of Mr. Harrison, and the (ii) cash portion of long-term incentive-based compensation earned pursuant to the HeidelbergCement Group Long-Term Incentive Plan. The amount awarded to each NEO pursuant to these plans was based on achieving specified target performance measures, as more fully described in "Compensation Discussion and Analysis—Components of Compensation—Annual Incentives". The awards earned in 2013 pursuant to the HeidelbergCement Group Long-Term Incentive Plan were based on fiscal 2011-2013 financial results and were based on achieving specified management component performance measures, as more fully described in "Compensation Discussion and Analysis—Components of Compensation—Long-Term Incentives". The following table lists the awards in respect of each NEO:

Name	Annual Cash Bonus Awarded Pursuant to the Lehigh Hanson Annual Incentive Plan or Hanson UK Management Bonus Scheme ($)	Cash Portion of Long-Term Incentive-Based Compensation Awarded Pursuant to the HeidelbergCement Group Long-Term Incentive Plan ($)
Plamen Jordanoff	279,300	6,300
Mark D. Carpenter	193,833	5,693
Mark Conte	146,800	5,427
Charles L. Ward III	129,181	5,550
Stephen Harrison	126,208	2,804	*

*
The value of Mr. Harrison's award was converted to U.S. dollars using the closing rate as of July 1, 2014 (the payment date) of GBP 1 to $1.7149.
(4)
The following table lists the change in pension value and the amount of any above-market earnings on nonqualified deferred compensation plans for the NEOs for 2013. Negative amounts included below are reflected as zero in the Summary Compensation Table.

Name	2013 Change in Pension Value ($)(a)	2013 Above-Market Earnings on Nonqualified Deferred Compensation ($)(b)
Plamen Jordanoff	0	0
Mark D. Carpenter	0	0
Mark Conte	(34,093)	0
Charles L. Ward III	(8,894)	0
Stephen Harrison	0	0

(a)
The "2013 Change in Pension Value" equals the aggregate increase from December 31, 2012 to December 31, 2013 in the actuarially determined present value of the accumulated benefit under the applicable company-sponsored defined benefit pension plans during the measurement period. Assumptions used to calculate the pension values as of December 31, 2012 and December 31, 2013 were the same as those used for corporate balance sheet numbers as of those dates. The Qualified Plan defined benefit for each participant is made up by (a) the base formula benefit that was accrued over the participant's working career through December 31, 2012, when future accruals for this portion of the benefit ceased, and (b) a small transition benefit that can be accrued over the five years following the December 31, 2012 benefit freeze. Normally, this table would be based on benefits payable at the first date benefits would be unreduced for retirement before normal retirement age. The (b) portion of the benefit described above is always reduced for retirement before this normal retirement date. However, the calculations for this table were based on the date the (a) portion of the benefit became unreduced since that is the majority of each person's pension benefit. Interest and mortality assumptions as of each date are described below:

    December 31, 2012 Qualified Plan Benefit:

      •
      Interest rate: 4.11%

      •
      Mortality assumption: RP-2000 male only table based on 80% blue collar/20% white collar mix with mortality improvements projected using Scale AA to December 31, 2017

      December 31, 2013 Qualified Plan Benefit:

      •
      Interest rate: 5.01%

      •
      Mortality assumption: RP-2000 male only table based on 80% blue collar/20% white collar mix with mortality improvements projected using Scale AA to December 31, 2018

      December 31, 2012 ESDP Make-up Plan Benefit:

      •
      Interest rate: 4.11%

      •
      Mortality assumption: RP-2000 male white collar only with mortality improvements projected using Scale AA to December 31, 2017

      December 31, 2013 ESDP Make-up Plan Benefit:

      •
      Interest rate: 5.01%

      •
      Mortality assumption: RP-2000 male white collar only with mortality improvements projected using Scale AA to December 31, 2018

(b)
The "Above-Market Earnings on Nonqualified Deferred Compensation" for 2013 equals the aggregate increase, if any, in the value of the NEOs' accounts under the applicable company nonqualified deferred compensation plans at December 31, 2013 (without giving effect to any distributions made during 2013) from December 31, 2012 that are attributable to above-market earnings. Such amounts do not reflect the overall performance of the NEOs' accounts since the grant date of the applicable award, which in some cases may reflect a loss. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the earnings credited on deferred compensation. The "Above-Market Earnings on Nonqualified Deferred Compensation" for 2013 equaled zero for all NEOs because the plan does not provide above-market or preferential returns.
(5)
The "All Other Compensation" column for 2013 includes (a) contributions made by Lehigh Hanson NAM or Hanson UK under our defined contribution plans with respect to such period, (b) perquisites and other personal benefits where the aggregate value for any NEO is equal to or greater than $10,000, and (c) any 'gross-ups' or other amounts reimbursed with respect to such period, as detailed below. Perquisites are valued based on the aggregate incremental cost to Lehigh Hanson NAM or Hanson UK, as applicable. Any 401(k) Plan contributions listed below but not separately quantified do not exceed $10,000. Any of the perquisites and other personal benefits listed below but not separately quantified do not individually exceed the greater of $25,000 or 10% of the total amount of all perquisites received by the NEO. All amounts for Mr. Harrison were converted to U.S. dollars using the closing rate as of December 31, 2013 of GBP 1 to $1.6564.

  (a)
  Messrs. Jordanoff, Carpenter, Conte and Ward each received an automatic contribution of 3% in the 401(k) Plan for 2013, which with respect to Mr. Carpenter totaled $7,650 and with respect to Mr. Conte totaled $7,800. Messrs. Carpenter and Conte also received a matching contribution from Lehigh Hanson NAM of 50% of the first 6% of their contributions in the 401(k) Plan for 2013 of $6,600 and $7,800, respectively. In addition, Mr. Conte's received a transition payment into his 401(k) Plan account of $4,590 related to Lehigh Hanson NAM's decision to freeze the Defined Benefit Pension Plan. All 401(k) Lehigh Hanson NAM contributions were allocated according to each NEO's investment direction on file. Mr. Harrison received a contribution of 16% in the Hanson Industrial (Defined Contribution) Pension Scheme from Hanson UK for 2013 of $33,128.

  (b)
  Mr. Jordanoff's amounts include amounts related to a leased vehicle provided by Lehigh Hanson NAM for his use, tax preparation assistance, visa assistance for him and his family, medical coverage for him and his family, an annual retirement equalization benefit (subject to applicable withholdings and deductions), and family day care expenses for dependents who were ineligible to attend the public school system. Mr. Harrison's amounts include amounts related to a leased vehicle provided by Hanson UK for his use and private medical care costs.

  (c)
  Mr. Jordanoff's amounts also include an equalization payment of $38,850 attributable to an annual payment of $25,000 net of any taxes or deductions pursuant to the terms of Mr. Jordanoff's employment arrangements as in effect in 2013, assuming a federal income tax rate of 28%.

Grants of Plan-Based Awards Table(1)

        The following table sets forth information with respect to the (i) cash and phantom stock awards granted to the NEOs in 2013 for 2012 performance under the HeidelbergCement Group Long-Term Incentive Plan and (ii) annual cash bonus awarded pursuant to the Lehigh Hanson Annual Incentive Plan, in the case of the North American NEOs, or the Hanson UK Management Bonus Scheme, in the case of Mr. Harrison.

		Estimated Future/Possible Payouts Under Non- Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(4)
								Grant Date Fair Value of Stock and Option Awards ($)(5)
Name	Grant Date (mm/dd/ yyyy)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Plamen Jordanoff	01/01/2013(2)	—	60,000	120,000	—	—	—	—
	01/01/2013(3)	—	150,000	300,000	—	—	—	—
	01/01/2013	—	—	—	—	1,090	5,450	$58,146
Mark D. Carpenter	01/01/2013(2)	—	32,188	64,376	—	—	—	—
	01/01/2013(3)	—	103,000	206,000	—	—	—	—
	01/01/2013	—	—	—	—	585	2,925	$31,207
Mark Conte	01/01/2013(2)	—	28,926	57,852	—	—	—	—
	01/01/2013(3)	—	92,560	185,120	—	—	—	—
	01/01/2013	—	—	—	—	526	2,630	$28,059
Charles L. Ward III	01/01/2013(2)	—	29,381	58,762	—	—	—	—
	01/01/2013(3)	—	70,514	141,028	—	—	—	—
	01/01/2013	—	—	—	—	534	2,670	$28,486
Stephen Harrison(6)	01/01/2013(2)	—	15,229	30,458	—	—	—	—
	01/01/2013(3)	—	71,068	142,136	—	—	—	—
	01/01/2013	—	—	—	—	278	1,390	$14,830

(1)
The 2013 phantom stock awards included in this table are also disclosed in the "Stock Awards" column of the "2013 Summary Compensation Table" and the "2013 Outstanding Equity Awards at Fiscal Year-End Table." The 2013 phantom stock awards were granted under the HeidelbergCement Group Long-Term Incentive Plan.

(2)
These amounts represent the cash portion of long-term incentive-based compensation awarded in 2013 pursuant to the HeidelbergCement Group Long-Term Incentive Plan. These 2013 awards are scheduled to vest and be paid in cash in 2016 only if HeidelbergCement Group satisfies predetermined performance goals over the three-year performance period consisting of 2013, 2014 and 2015. One-half of the target 2013 award is earned based on HeidelbergCement Group's average earnings before interest and taxes (EBIT) over the three-year performance period. The other half of the target 2013 award is earned based on HeidelbergCement Group's return on invested capital (ROIC) at the end of the performance period. A NEO may ultimately earn up to two times the target amount (maximum), or nothing (threshold/minimum), based on HeidelbergCement Group's performance over the three-year performance period.

(3)
These amounts represent the target and maximum 2013 incentive amounts awarded pursuant to the Lehigh Hanson Annual Incentive Plan, in the case of the North American NEOs, or the Hanson UK Management Bonus Scheme, in the case of Mr. Harrison. The actual amount awarded to each NEO pursuant to these plans is based on achieving specified target performance measures earned partly based on earnings before interest and taxes (EBIT) and individual NEO MBO performance goals as more fully described in "Compensation Discussion and Analysis—Components of Compensation—Annual Incentives". A NEO may ultimately earn up to two times the target amount (maximum), or nothing (threshold/minimum), based on the business' performance over the performance period.

(4)
These amounts represent the equity portion of long-term incentive-based compensation awarded as phantom stock in 2013 pursuant to the HeidelbergCement Group Long-Term Incentive Plan. These 2013 awards are scheduled to vest and be settled in cash in 2017 only if HeidelbergCement Group satisfies predetermined performance goals based on a total shareholder return (TSR) metric over the four-year performance period consisting of 2013, 2014, 2015 and 2016. One-half of the target 2013 award is earned based on HeidelbergCement Group's average TSR compared to the DAX 30 Index over the four-year performance period. The other half of the target 2013 award is earned based on HeidelbergCement Group's average TSR compared to the MSCI World Construction Materials Index over the four-year performance period.

(5)
Represents the aggregate grant date fair value of phantom stock awards granted under the HeidelbergCement Group Long-Term Incentive Plan computed in accordance with ASC 718, without regard to estimated forfeitures. The aggregate grant date fair value of 2013 phantom stock awards is based on the probable outcome of the performance conditions as of December 31, 2013, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of such date under the applicable accounting guidance for equity-based awards. The value of the awards, which is tied to HeidelbergCement Group's share price in Euros, was converted to U.S. dollars using the closing rate as of December 31, 2012 of EUR 1 to $1.32. NEOs do not realize the value of equity-based awards until the awards are settled. The actual value that a NEO will realize from these awards is determined by future HeidelbergCement Group performance, and may be higher or lower than the amounts indicated in the table. In particular, with respect to the 2013 phantom stock awards, a NEO may ultimately earn up to five times the target number of phantom stock units (maximum), or nothing (threshold/minimum), based on HeidelbergCement Group's performance over the four-year performance period.

(6)
The values for Mr. Harrison were converted to U.S. dollars using the using the closing rate as of December 31, 2012 of GBP 1 to $1.6244.

Outstanding Equity Awards at Fiscal Year End Table

        The following table discloses the number of shares covered by unvested stock awards held by our NEOs on December 31, 2013.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Plamen Jordanoff
LTI 2011 - 2014(1)			763	33,166
LTI 2012 - 2015(2)			1,092	77,679
LTI 2013 - 2016(3)			1,090	79,997
Total			2,945	190,842
Mark D. Carpenter
LTI 2011 - 2014(1)			516	22,429
LTI 2012 - 2015(2)			747	53,138
LTI 2013 - 2016(3)			585	42,934
Total			1,848	118,501
Mark Conte
LTI 2011 - 2014(1)			492	21,386
LTI 2012 - 2015(2)			715	50,861
LTI 2013 - 2016(3)			526	38,604
Total			1,733	110,852
Charles L. Ward III
LTI 2011 - 2014(1)			503	21,864
LTI 2012 - 2015(2)			727	51,715
LTI 2013 - 2016(3)			534	39,191
Total			1,764	112,771
Stephen Harrison
LTI 2011 - 2014(1)			231	10,041
LTI 2013 - 2016(3)			278	20,403
Total			509	30,444

(1)
Phantom stock awards granted under the HeidelbergCement Group Long-Term Incentive Plan that are realizable in connection with the achievement of pre-established performance targets over the four-year period from 2011 through 2014.

(2)
Phantom stock awards granted under the HeidelbergCement Group Long-Term Incentive Plan that are realizable in connection with the achievement of pre-established performance targets over the four-year period from 2012 through 2015.

(3)
Phantom stock awards granted under the HeidelbergCement Group Long-Term Incentive Plan that are realizable in connection with the achievement of pre-established performance targets over the four-year period from 2013 through 2016.

(4)
Based on HeidelbergCement Group performance through December 31, 2013 and in accordance with SEC rules, the number of phantom stock awards reflected in the table represents the maximum number of phantom stock awards granted under the HeidelbergCement Group Long-Term Incentive Plan that are realizable in connection with the achievement of pre-established performance targets over a four-year period. NEOs may ultimately earn up to five times the target amount, or nothing, based on HeidelbergCement Group's performance over the applicable performance period. The phantom stock awards are scheduled to be settled in cash in 2015, 2016, and 2017, respectively only if HeidelbergCement Group satisfies the predetermined performance goals based on a total shareholder return (TSR) metric over the applicable performance period (see note 4 to the "2013 Grants of Plan-Based Awards Table" with respect to the 2013 HeidelbergCement Group Long-Term Incentive Plan award performance goals). The value of the awards, which is tied to HeidelbergCement Group's share price in Euros, was converted to U.S. dollars using the closing rate as of December 31, 2012 of EUR 1 to $1.32.

Option Exercises and Shares Vested Table

        No phantom stock awards held by NEOs vested during 2013.

Pension Benefits Table

        The table below discloses the present value of accumulated benefits payable to each NEO and the years of service credited to each NEO under the applicable defined benefit retirement plans as of December 31, 2013.

Name	Plan Name(1)	Number of Years Credited Service(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Plamen Jordanoff	Qualified Plan	—	—	—
	ESDP Make-up Plan	—	—	—
Mark D. Carpenter	Qualified Plan	—	—	—
	ESDP Make-up Plan	—	—	—
Mark Conte	Qualified Plan	12	218,864	—
	ESDP Make-up Plan	12	2,153	—
Charles L. Ward III	Qualified Plan	10	59,940	—
	ESDP Make-up Plan	—	—	—
Stephen Harrison	—	—	—	—

(1)
No NEO is awarded with credited service under the Qualified Plan or ESDP Make-up Plan in excess of his actual service.

(2)
The present value at December 31, 2013 is based on the interest rate and mortality assumptions as described below for the Qualified Plan and ESDP Make-up Plan:

December 31, 2012 Qualified Plan Benefit:

    •
    Interest rate: 4.11%

    •
    Mortality assumption: RP-2000 male only table based on 80% blue collar/20% white collar mix with mortality improvements projected using Scale AA to December 31, 2017

    December 31, 2013 Qualified Plan Benefit:

    •
    Interest rate: 5.01%

      •
      Mortality assumption: RP-2000 male only table based on 80% blue collar/20% white collar mix with mortality improvements projected using Scale AA to December 31, 2018

      December 31, 2012 ESDP Make-up Plan Benefit:

      •
      Interest rate: 4.11%

      •
      Mortality assumption: RP-2000 male white collar only with mortality improvements projected using Scale AA to December 31, 2017

      December 31, 2013 ESDP Make-up Plan Benefit:

      •
      Interest rate: 5.01%

      •
      Mortality assumption: RP-2000 male white collar only with mortality improvements projected using Scale AA to December 31, 2018

        The following is a description of the material terms with respect to each of the plans referenced in the table above.

Qualified Plan

        The Qualified Plan defined benefit provides for each participant (a) the base formula benefit that was accrued over the participant's working career through December 31, 2012, when future accruals for this portion of the benefit ceased, and (b) a small transition benefit that can be accrued over the five years following the December 31, 2012 benefit freeze. The transition benefit is available to participants whose age plus service on December 31, 2012 was above a certain level, which depended on the basis of their accrual prior to December 31, 2012.

ESDP Make-up Plan

        The ESDP Make-up Plan is a nonqualified defined benefit plan that restores the portion of the Qualified Plan defined benefit that results from any amount that the participant previously elected to defer into the nonqualified deferred compensation plan. Deferrals into the nonqualified deferred compensation plan are not included in pensionable earnings and, therefore, in the Qualified Plan benefit. The compensation used to determine the total benefit, prior to offset for the Qualified Plan benefit is subject to 401(a)(17) limits.

Nonqualified Deferred Compensation Table

        The following table contains information with respect to the participation of the NEOs in the applicable unfunded cash deferred compensation plans that provide for the deferral of compensation on a basis that is not tax-qualified.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Plamen Jordanoff
ESDP	—	—	—	—	—
Mark D. Carpenter
ESDP	—	—	—	—	—
Mark Conte
ESDP	6,568	—	21,643	—	145,903
Charles L. Ward III
ESDP
Stephen Harrison
ESDP	—	—	—	—	—

(1)
The amount reported in this column is also reported as part of the 2013 salary in the "2013 Summary Compensation Table."

(2)
This amount represents the change in (i) the balance of the NEO's account reflected on the financial statements at December 31, 2013, without giving effect to any withdrawals or distributions, compared to (ii) the sum of the balance of the NEO's account reflected on the financial statements at December 31, 2012 and the value of any contributions made during 2013. Includes any nonqualified deferred compensation earnings that are disclosed in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the "2013 Summary Compensation Table" for 2013 and described in note 4 thereto.

(3)
This amount represents the balance of the NEO's account reflected on the financial statements at December 31, 2013.

        The following is a description of the material terms with respect to contributions, earnings and distributions applicable to each of the following cash nonqualified deferred compensation plans referenced in the table above.

Nonqualified Deferral Plan

        During 2013, NEOs were eligible to participate in the Lehigh Hanson Executive Supplemental Deferral Plan (ESDP). This plan enables NEOs to defer up to 50% of annual salary. The ESDP compliments Lehigh Hanson NAM's 401(k) Plan by enabling salary deferrals which are otherwise prohibited because of the annual contribution limits that apply to 401(k) plans. Participants are offered a various mutual fund options and will earn a market return based on the performance of selected funds. Distributions are made to participants following a termination of employment and include the realization of any proceeds in respect of any investments. For 2013, Mr. Conte was the only NEO who participated in the ESDP.

Employment Contracts and Termination of Employment Arrangements

Employment Agreements

President Agreement

        The Company and Mr. Jordanoff are currently in the process of negotiating a new employment arrangement that will supersede and replace any prior agreements and arrangements.

CFO Agreement

        The Company and Mr. Conte are currently in the process of negotiating a new employment arrangement that will supersede and replace any prior agreements and arrangements.

Other NEO Employment Agreements

        No other NEOs have employment agreements.

Special Transition Incentive Arrangements

        During 2014, the NEO's entered into agreements relating to a special transition incentive as further described above under "Compensation Discussion and Analysis—Compensation Programs Related to this Offering—Transition Incentives".

Termination Benefits

Lehigh Hanson Severance Plan

        The Lehigh Hanson Severance Plan (the "LH Severance Plan"), which covers all non-union salaried employees of Lehigh Hanson NAM, including Messrs. Jordanoff, Carpenter, Conte and Ward in 2013. Covered employees become eligible for benefits under the LH Severance Plan if they are terminated from the company due to position elimination, a reduction in force, or the sale of a business unit, subject to the employee signing a waiver of claims against Lehigh Hanson NAM. Employees terminated for other reasons, including cause, poor performance or violation of Company policies or who voluntarily leave Lehigh Hanson NAM are not eligible for severance benefits under the LH Severance Plan. Severance payments under the LH Severance Plan are calculated based on age and length of service and range from two weeks of base pay to a maximum of 12 months of base pay. Eligible employees who have signed a waiver of claims against Lehigh Hanson NAM are entitled to have their group medical benefits (medical, dental and vision only) continue during the applicable severance period, which is equal to the number of weeks of base pay the employee receives as severance, with a minimum of one month of coverage. Severance medical benefits run concurrently with COBRA, and employees must continue to make contributions for the medical benefits. Lehigh Hanson NAM will continue to pay the balance of the costs for medical coverage during the applicable severance period. Any continuation of medical benefit coverage beyond the applicable severance period will be paid by the employee at COBRA rates.

Hanson Quarry Products Redundancy Policy

        The Hanson Quarry Products redundancy policy, which applies to all U.K. Hanson Quarry Products employees, including Mr. Harrison, provides for three elements: (i) a statutory redundancy payment in accordance with UK law; (ii) a supplemental payment equal to one week's pay per year of service (for each year of service between 1 to 10 years' service), 1.5 weeks' pay per year of service (for each year of service between 11 to 20 years' service) and 3 weeks' pay per year of service (for each year of service over 20 years' service); and (iii) a payment in respect of the applicable notice period if an employee does not work through the notice period. Employees who leave early before the end of the applicable collective consultation period with the company's consent, will, on signature of a waiver agreement, be paid elements (i), (ii) and (iii). Employees who leave early but do not sign a waiver agreement will be placed on garden leave during their notice period and, on termination, will be paid elements (i) and (ii) but not element (iii). Employees leaving after the applicable collective consultation has finished and who work their full notice period will be paid elements (i), (ii) and (iii) on termination. Employees who request to leave early after the end of the applicable collective consultation period may or may not be entitled to the above elements depending on whether the request is reasonable and when it is served.

Potential Termination Payments

        The Company offers no change in control severance arrangements. General severance benefits are provided via the LH Severance Plan and Hanson Quarry Products Redundancy Policy. The table below shows the benefits that would have been paid to NEOs had they been terminated for selected reasons as of December 31, 2013:

NEO	Quit / Termination for Cause		Termination Not for Cause	Death
Plamen Jordanoff	$0		$	$900,300
Mark D. Carpenter	$0		$	$1,079,846
Mark Conte	$0		$	$946,800
Charles L. Ward III	$0		$	$614,182
Stephen Harrison	$0	(1)	$	$828,200	(2)

(1)
Mr. Harrison would receive nothing except for accrued but unused holiday outstanding in the event of a termination for gross misconduct. Mr. Harrison would receive nothing except for accrued but unused holiday outstanding and notice pay in the event of a termination for repeated misconduct.

(2)
This value was converted to U.S. dollars using the using the closing rate as of December 31, 2013 of GBP 1 to $1.6564.

        For more information regarding potential termination and severance payments for our NEOs as of December 31, 2013, see "Executive Compensation—Employment Contracts and Termination of Employment Arrangements".

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with HeidelbergCement

        Before this offering, all of our outstanding ordinary shares are held by the Selling Shareholder, a wholly-owned subsidiary of HeidelbergCement. After completion of this offering, HeidelbergCement will own approximately        % of our outstanding ordinary shares, or approximately        % if the underwriters exercise their option to purchase additional ordinary shares in full.

        As our controlling shareholder after this offering, HeidelbergCement will continue to exercise significant influence over our business policies and affairs, including control of the composition of our board of directors and any action requiring the approval of our shareholders.

Separation Transactions

        In connection with this offering and our separation from HeidelbergCement, we and HeidelbergCement intend to enter into certain agreements that will effect the separation of our business from HeidelbergCement and provide a framework for our relationship with HeidelbergCement after this offering. The following is a summary of the terms of the material agreements that we intend to enter into with HeidelbergCement prior to the completion of this offering.

        Of the agreements summarized below, the material agreements will be filed as exhibits to the registration statement of which this prospectus forms a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material.

Separation Agreement

        We intend to enter into a separation agreement with HeidelbergCement prior to or concurrently with the completion of this offering. This agreement will govern certain pre-offering transactions, as well as the relationship between HeidelbergCement and us following this offering.

        Allocation of assets and liabilities.    The separation agreement generally allocates assets and liabilities to us and HeidelbergCement according to the business to which such assets or liabilities relate. In general, HeidelbergCement has conveyed, leased or licensed to us ownership of all assets that are used exclusively or held for use exclusively in HeidelbergCement's building products business and we have assumed all of HeidelbergCement's historical and future liabilities to the extent relating to, arising out of or resulting from, the operation of the building products business (other than in Western Canada) (whether before, on or after the consummation of this offering), including:

  •
  warranty obligations created as part of the building products business;

  •
  product liability claims with respect to any building products;

  •
  environmental liabilities relating to the building products business;

  •
  existing and future debt obligations and liabilities existing under our financing arrangements;

  •
  liabilities related to the building products businesses or operations that were discontinued by HeidelbergCement; and

  •
  litigation liabilities.

        Indemnification.    Generally, each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from: (i) liabilities assumed by the indemnifying party and (ii) any breach by the indemnifying party or its subsidiaries of the separation agreement and the other agreements described in this section (unless such agreement provides for separate indemnification). The separation agreement also specifies procedures with respect to claims subject to indemnification.

        Delayed transfers and further assurances.    To the extent transfers of assets and assumptions of liabilities related to our business have not been completed because of a necessary consent or governmental approval or because a condition precedent to any such transfer was not satisfied or any related relevant fact was not realized, the parties will cooperate to effect such transfers or assumptions for agreed upon consideration as promptly as practicable.

        Each of the parties will agree to cooperate with the other party and use commercially reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary, proper or advisable under applicable law, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the other agreements described in this section.

        Mutual releases.    Generally, each of HeidelbergCement and us will release the other party from any and all liabilities. The liabilities released include liabilities arising under any contract or agreement, existing or arising from any acts or events occurring or failing to occur or any conditions existing before the completion of this offering.

        Covenants.    We will agree to certain covenants, including covenants regarding:

  •
  disclosure of information about our financial controls to HeidelbergCement for so long as HeidelbergCement is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting;

  •
  delivery of quarterly and annual financial information to HeidelbergCement for so long as HeidelbergCement is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting;

  •
  restrictions on incurring any debt obligations without HeidelbergCement's prior written consent, following the consummation of this offering and through the date of any disposition that results in HeidelbergCement and its affiliates holding 50% or less of our then outstanding share capital; and

  •
  restrictions on issuance of ordinary shares without HeidelbergCement's prior written consent through the date of any disposition that results in HeidelbergCement and its affiliates holding 50% or less of our then outstanding share capital.

        Term.    Following the completion of this offering, the separation agreement will continue unless terminated through the mutual consent of us and HeidelbergCement, although certain rights and obligations may terminate upon a reduction in HeidelbergCement's ownership of our outstanding share capital.

        The form of separation agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

North American Transition Services Agreement

        Historically, HeidelbergCement has provided our U.S. and Eastern Canada businesses with executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development services, which we refer to collectively as the "North America HeidelbergCement services." The North American transition services agreement will become operative prior to the completion of this offering and the North America HeidelbergCement services provided will continue for an initial term of one year, unless earlier terminated or extended according to the terms of the North American transition services agreement. We will pay HeidelbergCement mutually agreed fees for the North America HeidelbergCement services, which will be based on HeidelbergCement's cost of providing the North America HeidelbergCement services.

        The form of North American transition services agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

U.K. Transition Services Agreement

        Historically, HeidelbergCement has provided our U.K. businesses with executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development services, which we refer to collectively as the "U.K. HeidelbergCement services." The U.K. transition services agreement will become operative prior to the completion of this offering and the U.K. HeidelbergCement services provided will continue for an initial term of one year, unless earlier terminated or extended according to the terms of the U.K. transition services agreement. We will pay HeidelbergCement mutually agreed fees for the U.K. HeidelbergCement services, which will be based on HeidelbergCement's cost of providing the U.K. HeidelbergCement services.

        The form of U.K. transition services agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

U.S. Cement Supply Agreement

        Historically, we have purchased a significant portion of the cement we require in the United States as raw material for our products from HeidelbergCement. Prior to or concurrently with the completion of this offering, we intend to enter into a U.S. cement supply agreement with Lehigh Cement Company, LLC, a subsidiary of HeidelbergCement, that will govern our future cement purchases in the United States from HeidelbergCement and will continue for a period of five years, unless earlier terminated according to the terms of the U.S. cement supply agreement. Under the U.S. cement supply agreement, we are required to purchase no less than a specified percentage of all the cement used at each plant, as identified therein, during each contract year, subject to further terms and conditions as specified therein.

        The form of U.S. cement supply agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

U.K. Cement Supply Agreement

        Historically, we have purchased a significant portion of the cement we require in the United Kingdom as raw material for our products from HeidelbergCement. Prior to or concurrently with the completion of this offering, we intend to enter into a U.K. cement supply agreement with Hanson Cement (a trading name of Castle Cement Limited), a subsidiary of HeidelbergCement, that will govern our future cement purchases in the United Kingdom from HeidelbergCement and will continue for a period of five years, unless earlier terminated according to the terms of the U.K. cement supply agreement. Under the U.K. cement supply agreement, we are required to purchase no less than a specified percentage of all the cement used at each plant, as identified therein, during each contract year, subject to further terms and conditions as specified therein.

        The U.K. cement supply agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Aggregates Supply Agreement

        Historically, we have purchased a significant portion of the aggregates we require in the United Kingdom as raw material for our products from HeidelbergCement. Prior to or concurrently with the completion of this offering, we intend to enter into an aggregates supply agreement with Hanson Quarry Products Europe Limited, a subsidiary of HeidelbergCement, that will govern our future aggregates purchases in the United Kingdom from HeidelbergCement and will continue for a period of five years, unless earlier terminated according to the terms of the aggregates supply agreement. Under the aggregates supply agreement, we are required to purchase no less than a specified percentage of all the aggregates used at each plant, as identified therein, during each contract year, subject to further terms and conditions as specified therein.

        The aggregates supply agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Tax Receivable Agreement

        Prior to the completion of this offering, we will enter into a tax receivable agreement with HeidelbergCement, pursuant to which we will be obligated to make annual payments to HeidelbergCement equal to 85% of the U.S. federal, state and local tax benefits realized by us and our subsidiaries, from the utilization of NOLs and certain other tax attributes, including alternative minimum tax NOLs and credit carryforwards that were generated when we were owned by HeidelbergCement.

        The amount payable to HeidelbergCement under the tax receivable agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of pre-IPO U.S. federal, state and local NOLs and certain other tax attributes. For purposes of determining the reduction in taxes resulting from the utilization of pre-IPO tax attributes, we will be required to assume that pre-IPO NOLs are utilized before any other NOL. We expect that the payments that we may make under the tax receivable agreement may be substantial.

        Payment under the tax receivable agreement may be accelerated in the event of certain mergers, stock or asset sales, other forms of combinations or other changes of control or upon a breach by us of our material obligations under the tax receivable agreement (such as by failing to make a payment with six months of the date on which such payment is due). Such accelerated payment would be based on the present value of projected future payments under the tax receivable agreement as of the date of the accelerating event. Such projected future payments could differ from the payments that would otherwise have resulted under the tax receivable agreement from our actual tax benefits realized from utilizing the pre-IPO NOLs.

        We have been advised by the underwriters that the required payments under the tax receivable agreement should not result in a reduction in the initial public offering price of our ordinary shares or a negative impact on the price that investors are willing to pay for our ordinary shares in the future. The tax receivable agreement generally is intended to leave us in the same economic position as if we did not have any pre-IPO NOLs and such other tax attributes available for utilization post-IPO (except with respect to our 15% interest in the tax benefit retained pursuant to the tax receivable agreement), and we have been advised that investors in other IPOs have tended not to ascribe value to pre-IPO NOLs and similar tax attributes available for utilization post-IPO.

        The tax receivable agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Employee Matters Agreement

        We will enter into an employee matters agreement with HeidelbergCement prior to or concurrently with this offering. The employee matters agreement will govern HeidelbergCement's and our rights, responsibilities and obligations after this offering with respect to the following matters:

  •
  employees and former employees (and their respective dependents and beneficiaries) who are or were associated with HeidelbergCement or us;

  •
  the allocation of assets and liabilities generally relating to employees, employment or service-related matters and employee benefit plans; and

  •
  other human resources, employment and employee benefits matters.

        Upon the completion of this offering, all company employees will cease to participate in any HeidelbergCement plans, and we shall cease to be a participating company in certain Lehigh Hanson (a subsidiary of HeidelbergCement) plans as further described therein. Under the employee matters agreement, we will assume, pay and perform all employment and service-related liabilities with respect to company employees after this offering.

        The form of employee matters agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Shareholders Agreement

        Prior to the completion of this offering, we will enter into a shareholders agreement with HeidelbergCement. As discussed in more detail below, the shareholders agreement will provide certain rights to HeidelbergCement with respect to the designation of directors for nomination and election to our board of directors, as well as registration rights for certain of our securities owned by HeidelbergCement. The shareholders agreement will also provide that we will not take any action within our control and will use our reasonable best efforts to prevent any other action that would cause an amendment to be made to our Articles of Association in effect as of the date of the shareholders agreement that would add restrictions to the transferability of the Company's shares owned by HeidelbergCement that are beyond those provided for in our Articles of Association, the shareholders agreement or applicable securities laws, or that would nullify any of the rights of HeidelbergCement set out in the shareholders agreement unless such amendment is approved by HeidelbergCement.

        Designation of directors.    The shareholders agreement will provide that, for so long as the shareholders agreement is in effect, we will take all reasonable actions within our control so as to cause the board to consist of not more than nine directors at any given time. Pursuant to the shareholders agreement:

  •
  for so long as HeidelbergCement has beneficial ownership of at least 50% of the voting power of the Company, it will have the right to designate a number of directors equal to a majority of the board;

  •
  for so long as HeidelbergCement has beneficial ownership of at least 20% but no more than 50% of the voting power of the Company, it will have the right to designate two directors; and

  •
  for so long as HeidelbergCement has beneficial ownership of at least 10% but no more than 20% of the voting power of the Company, it will have the right to designate one directors.

        Registration Rights.    Under the shareholders agreement, HeidelbergCement will have, for so long as it owns a specified minimum number of our ordinary shares, customary "demand" and "piggyback" registration rights that will allow it, at any time after 180 days (or as permitted by waiver by the underwriters of the lock-up provisions in the underwriting agreement relating to this offering) following the consummation of this offering, to request that we register under the Securities Act the ordinary shares held by it in a demand offering or to participate on a "piggyback" basis in any offering that we may otherwise conduct. HeidelbergCement may also request that we file a shelf registration with respect to the ordinary shares held by it to effect offerings on a continuous basis. These rights are subject to customary black-out and cut-back rights and to limitations on the number of registration demands that may be made during specified periods.

        Indemnification; Expenses; Lock-ups.    Under the shareholders agreement, we will agree to indemnify the applicable selling shareholder and its officers, directors, employees, managers, members, partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells the Company's ordinary shares, unless such liability arose from the applicable selling shareholder's misstatement or omission, and the applicable selling shareholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration expenses incidental to our performance under the shareholders agreement, and the applicable selling shareholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its ordinary shares under the shareholders agreement. We have also agreed to enter into, and to cause our directors and officers to enter into, lock-up agreements in connection with any exercise of registration rights under the shareholders agreement.

        The form of shareholders agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Trademark License Agreement

        In connection with this offering, we intend to enter into a trademark license agreement with HeidelbergCement. The trademark license agreement will govern our use of the "Hanson" name, branding and related intellectual property for a period of time following the separation. Accordingly, we expect to discontinue the use of the Hanson name, branding and related intellectual property and change the Company's name at the end of the term of the trademark license agreement, unless earlier terminated by the terms of the trademark license agreement. Pursuant to the trademark license agreement, we will have the option of using the "Hanson" name for a period of time free-of-charge. Thereafter, we will have the option to either (i) terminate use of the "Hanson" name; or (ii) continue to use the "Hanson" name and pay a license fee.

        The form of trademark license agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Policy Concerning Related Person Transactions

        Prior to the consummation of this offering, our board of directors will adopt a written policy, which we refer to as the related person transaction approval policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest. This policy will not be in effect when we enter into the transactions described above.

        Each of the agreements between us and HeidelbergCement that have been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy.

        A copy of our related person transaction approval policy will be available on our website upon consummation of this offering.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        Before this offering, all of our outstanding ordinary shares were held by the Selling Shareholder, a wholly-owned subsidiary of HeidelbergCement. Upon completion of this offering, HeidelbergCement will beneficially own approximately        % of our ordinary shares or        % if the underwriters exercise their option to purchase additional ordinary shares in full. After completion of this offering, HeidelbergCement will be able, acting alone, to elect our entire board of directors and to approve any action requiring shareholder approval.

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of            , 2014, immediately following the completion of this offering, for:

  •
  each person known by us to beneficially own more than 5% of our ordinary shares;

  •
  each executive officer named in the Summary Compensation Table under "Executive and Director Compensation";

  •
  each of our directors and director nominees; and

  •
  all of our directors and named executive officers as a group.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase our ordinary shares that are not exercisable within the next 60 days.

        The address of each director and named executive officer shown in the table below is the address of the Company, Hanson Building Products Limited, Hanson House, 14 Castle Hill, Maidenhead SL6 4JJ, United Kingdom. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to community property laws where applicable.

	Ordinary shares beneficially owned prior to this offering			Ordinary shares offered hereby	Ordinary shares beneficially owned after this offering assuming no exercise by the underwriters of their option to purchase additional shares			Ordinary shares beneficially owned after this offering assuming full exercise by the underwriters of their option to purchase additional shares
Name of Beneficial Owner	Number	Percent		Number	Number	Percent		Number	Percent
HeidelbergCement(1)			%				%			%
Plamen Jordanoff
Mark Conte
David J. Clarke
Jim Claydon
Edward A. Gretton
Dr. Dominik von Achten
Dr. Lorenz Näger
All directors and named executive officers as a group (7 persons)			%				%			%

(1)
HeidelbergCement's address is Berliner Straße 6, 69120 Heidelberg, Germany. The Selling Shareholder's address is Hanson House, 14 Castle Hill, Maidenhead SL6 4JJ, United Kingdom. Voting and investment control over our ordinary shares held by HeidelbergCement is exercised by its managing board, which currently consists of Dr. Bernd Scheifele, Dr. Dominik von Achten, Daniel Gauthier, Andreas Kern, Dr. Lorenz Näger and Dr. Albert Scheuer. Each member of HeidelbergCement's managing board expressly disclaims beneficial ownership of our ordinary shares held by HeidelbergCement.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Term Debt

        Prior to or concurrently with the completion of this offering, our subsidiary Hanson Brick America, Inc. intends to issue $50 million notes (the "USD Notes") to HeidelbergCement UK Holding II Ltd., a subsidiary of HeidelbergCement AG. The USD Notes will mature on the third anniversary of their issuance and will not be subject to amortization. The USD Notes may be prepaid by giving one month prior written notice, in whole or in part, without premium or penalty. The USD Notes will bear interest at a rate of three-month LIBOR plus 2.50% per annum, payable in cash in quarterly installments. The USD Notes may be transferred by the holder in whole or in part to other persons.

        On November 19, 2014, our subsidiary Hanson Brick Limited issued CAD45 million notes and our subsidiary Hanson Pipe & Precast Ltd. issued CAD110 million notes (collectively, the "CAD Notes") to Lehigh Hanson Materials Limited, a subsidiary of HeidelbergCement AG. Each CAD Note will mature on the third anniversary of its issuance and is not subject to amortization. Each CAD Note may be prepaid by giving one month prior written notice, in whole or in part, without premium or penalty. Each CAD Note bears interest at a rate of three-month Canadian Dealer Offered Rate ("CDOR") plus 2.50% per annum, payable in cash in quarterly installments. Each CAD Note may be transferred by the holder in whole or in part to other persons.

        Each of the USD Notes and the CAD Notes will become automatically due and payable upon the occurrence of certain bankruptcy events and may be accelerated at the option of the holder upon the occurrence of an event or series of events which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect (as defined below) or constitute an event of default under the terms of the relevant Note. "Material Adverse Effect" means any event, occurrence, circumstance or condition that, individually or in the aggregate with any other events, occurrences, circumstances or conditions, has a material and adverse effect on or results in a material and adverse change in (a) the business, assets, liabilities (actual or contingent), operations or condition, financial or otherwise, of the note issuer and its subsidiaries taken as a whole, (b) the validity or enforceability of the note or the rights or remedies of the holder hereunder, or (c) the ability of the note issuer to perform its obligations under the note in all material respects.

        Prior to or concurrently with the completion of this offering, our subsidiary Hanson Building Products Ltd., U.K. intends to issue GBP95 million notes (the "GBP Notes" and together with the USD Notes and the CAD Notes, the "Notes") to Hanson Packed Products Ltd., a subsidiary of HeidelbergCement AG. The GBP Notes will mature on the third anniversary of their issuance and will not be subject to amortization. The GBP Notes may be prepaid by giving one month prior written notice, in whole or in part, without premium or penalty. The GBP Notes will bear interest at a rate of three-month LIBOR plus 2.50% per annum, payable in cash in quarterly installments. The GBP Notes may be transferred by the holder in whole or in part to other persons. If there is a material adverse effect on the business or financial conditions of the note issuer, which adversely affects its ability to perform any of its payment obligations under the note deed, the holder may request the provision of collateral which, at the holder's sole discretion, is adequate security for the GBP Notes. The GBP Notes may be accelerated at the option of the holder upon the occurrence of a material adverse effect on the business or financial conditions of the note issuer, which adversely affects its ability to perform any of its payment obligations under the GBP Notes and certain other extraordinary events specified in the terms of the GBP Notes.

        Each Note is a senior unsecured obligation of the relevant note issuer and ranks equally in right of payment with all existing and future senior unsecured indebtedness of the relevant note issuer. Each Note effectively ranks junior to any secured indebtedness of the relevant note issuer. In addition, each Note is structurally subordinated to all liabilities of the subsidiaries of the relevant note issuer, including trade payables. Each note issuer is required to comply with certain affirmative and negative covenants contained in the terms of the relevant Notes. The Company does not guarantee the obligations of the respective note issuers under the Notes.

Working Capital Facilities

        Prior to or concurrently with the completion of this offering, our subsidiary Hanson Pipe & Precast LLC intends to enter into a working capital facility agreement with HeidelbergCement AG that will provide it with a $70 million revolving line of credit (the "USD Working Capital Facility"), our subsidiary Hanson Brick Limited intends to enter into a working capital facility agreement with HeidelbergCement AG that will provide it with a CAD20 million revolving line of credit (the "CAD Working Capital Facility") and our subsidiary Hanson Building Products Ltd., U.K. intends to enter into a working capital facility agreement with HeidelbergCement AG that will provide it with a GBP42 million revolving line of credit (the "GBP Working Capital Facility" and, together with the USD Working Capital Facility and the CAD Working Capital Facility, the "Working Capital Facilities"). The Working Capital Facilities will be entered into for working capital purposes. We expect that no amount will be outstanding under the Working Capital Facilities at the time of this offering. Each Working Capital Facility will expire, and amounts borrowed and not yet repaid will mature, on the third anniversary of the relevant facility. Borrowings under the Working Capital Facilities will bear interest at a rate of ICE Overnight LIBOR plus 2.50% per annum.

Receivables Financing Programs

        Certain of our subsidiaries participate in receivables financing programs established for subsidiaries of HeidelbergCement in the United States and in the United Kingdom. These programs were established for working capital purposes.

        Pursuant to the receivables financing program for the United States, participating subsidiaries may sell their trade receivables to a special purpose vehicle (the "Acquiring SPV"), which finances the purchase of the receivables by onward selling them to certain third-party banking institutions. The Acquiring SPV purchases the trade receivables at a discount that depends on the anticipated defaults, and the default risk is subsequently passed on to the third-party banking institutions. The financing costs are passed on to the subsidiaries.

        Pursuant to the receivables financing program for the United Kingdom, participating subsidiaries may sell their trade receivables to certain third-party banking institutions that purchase the trade receivables at a discount that depends on the anticipated defaults, and the default risk is subsequently passed on to the third-party banking institutions. The financing costs are passed on to the subsidiaries. For additional information regarding our U.K. receivables financing program, see note 3 to our audited combined financial statements included elsewhere in this prospectus.

Surety Bonds and Guarantees

        As of September 30, 2014, there were $106.3 million in surety bonds outstanding in connection with our business, mainly to guarantee our performance and supply requirements for infrastructure projects. These bonds are guaranteed by Lehigh Hanson, Inc., a subsidiary of HeidelbergCement, and some bonds are also guaranteed by HeidelbergCement. We paid fees of $272,666.18, $512,673.24, $482,969.68 and $162,285.06, respectively, to HeidelbergCement in connection with surety bonds for the nine months ended September 30, 2014 and the years ended December 31, 2013, 2012 and 2011.

        As of September 30, 2014, there were $12.4 million in bank guarantees and letters of credit outstanding in connection with our business, mainly for our performance and supply requirements. These bank guarantees and letters of credit are issued under a HeidelbergCement syndicated credit facility. We paid fees of $0.1 million, $0.1 million, $0.1 million and $0.0 million, respectively, to

HeidelbergCement in connection with bank guarantees and letters of credit for the nine months ended September 30, 2014 and the years ended December 31, 2013, 2012 and 2011.

        Pursuant to the Separation Agreement, from and after the date on which the Company ceases to be controlled by HeidelbergCement, the Company must indemnify HeidelbergCement against any liabilities arising from surety bonds guaranteed by HeidelbergCement and bank guarantees and letters of credit issued under HeidelbergCement's credit facility that remain then outstanding and, if requested by HeidelbergCement, the Company must deliver to HeidelbergCement an irrevocable letter of credit in form and substance satisfactory to HeidelbergCement in support of the Company's indemnity obligations.

Supply Chain Financing

        Certain of our subsidiaries participate in a supply chain financing arrangement established for subsidiaries of HeidelbergCement. The arrangement allows the subsidiaries to negotiate favorable terms with the suppliers. The arrangement is guaranteed by HeidelbergCement.

Centralized Cash Management

        HeidelbergCement uses a centralized approach to cash management. Accordingly, our cash is transferred to HeidelbergCement on a daily basis. We have been advised by HeidelbergCement that it intends to continue to include us in its centralized cash management system so long as HeidelbergCement holds a controlling stake in the Company.

 DESCRIPTION OF SHARE CAPITAL

        Public limited companies formed under the laws of Jersey are governed in general by two organizational documents, a Memorandum of Association and Articles of Association. The Memorandum of Association sets forth the basic constitutional details of the company and its authorized share capital. The Articles of Association set forth other general corporate matters, including the rights of shareholders and provisions concerning shareholder and director meetings and directors' terms and fees. The following summary describes the material terms of our Articles of Association and Memorandum of Association as will be in effect upon the consummation of this offering. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should read our Articles of Association and Memorandum of Association, copies of which will be filed prior to the completion of this offering with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

        The ordinary shares sold in this offering will, at least initially, be held by Cede & Co., as nominee for the Depository Trust Company, or DTC, which will establish accounts in its electronic system for participating brokerage firms. Investors who purchase these securities will be reflected within the DTC system, but will not appear on our official share register. Therefore, holders of ordinary shares in "street name" through participating DTC brokerage firms will not be directly entitled to the rights conferred on our shareholders by our Articles of Association or the rights conferred on shareholders of a Jersey company under the Companies (Jersey) Law 1991 (as amended, the "Jersey Companies Law"), including rights related to voting and payments of dividends. Rather, holders of ordinary shares in "street name" through participating DTC brokerage firms must look to DTC as the shareholder of record. DTC, in turn, is expected to distribute to participating DTC brokerage firms dividend payments that we have remitted to DTC in a single lump sum, and to authorize participating DTC brokerage firms to coordinate voting matters. There is no contract or other agreement between us and DTC that requires DTC to perform any action with respect to investors reflected within the DTC system; however, investors may have rights enforceable against DTC (but not us) through their contractual relationship with participating DTC brokerage firms. Investors who purchase beneficial interests in the DTC system in our ordinary shares must look solely to their brokerage firm, and in turn, DTC, for the payment of dividends, the exercise of voting rights and all other rights associated with our ordinary shares. Investors who wish to hold their shares directly, rather than indirectly through DTC's electronic system, may request through their broker, who in turn will coordinate with                , as our share registrar (transfer agent) that they be issued those shares. This may require payment of administrative fees and additional requirements by individual brokers in order to process trades of ordinary shares represented by share certificates through                .

        Our Company was established under the laws of Jersey, Channel Islands, on August 14, 2014. Our register of members is kept at our registered office, which is 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. Our secretary is Mourant Ozannes Corporate Services (UK) Limited, 6th Floor, 125 Old Broad Street, London EC2N 1AR, United Kingdom. Under our Articles of Association and Memorandum of Association, our authorized share capital will consist of                ordinary shares, nominal value $0.01 per share and                 preferred shares. Upon completion of this offering, there will be outstanding                ordinary shares.

Ordinary Shares

Voting Rights

        Each outstanding ordinary share entitles its holder to one vote on all matters submitted to a vote of our shareholders. Except as provided with respect to any other class or series of shares, the holders of our ordinary shares will possess the exclusive right to vote for the election of directors and for all other purposes. Under Jersey law, the right to vote cumulatively does not exist, which means that the holders of a majority of the outstanding ordinary shares can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes cast by ordinary shares present in person or represented by proxy and entitled to vote. Jersey law requires certain matters to be approved by special resolution, which requires a majority of two-thirds of shares present in person or represented by proxy and entitled to vote. For example, the Memorandum of Association and Articles of Association of a Jersey company may only be amended by a special resolution approved by holders of at least two-thirds of the shares being voted in person or by proxy at a shareholder meeting. Under the Shareholders Agreement, as long as HeidelbergCement directly or indirectly holds at least 10% of the voting power of our outstanding ordinary shares, HeidelbergCement will have the right to designate directors for nomination and election to our board of directors. See "Certain Relationships and Related Party Transactions—Separation Transactions—Shareholders Agreement."

Dividends

        Subject to any preference rights of holders of any preferred shares that we may issue in the future, holders of our ordinary shares are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. We have no present intention to pay future cash dividends on our ordinary shares. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant.

        In order to be able to declare any dividends, our directors must issue a statutory solvency statement to the effect that, immediately following the date on which the dividends are proposed to be paid, the company will be able to discharge its liabilities as they fall due and, having regard to the prospects of the company and to the intentions of the directors with respect to the management of the company's business and the amount and character of the financial resources that will in the view of the directors be available to the company, the company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the dividend is proposed to be paid (or until the company is dissolved on a solvent basis, if earlier).

Liquidation

        In the event of our liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, the holders of our ordinary shares are entitled to share ratably in all assets remaining after the payment of liabilities and obligations, subject to any rights of holders of our preferred shares to prior distribution.

Rights and Preferences

        Holders of our ordinary shares have no preemptive, subscription, redemption or conversion rights. The rights, powers, preferences and privileges of holders of our ordinary shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares that we may designate and issue in the future.

Fully Paid and Non-assessable

        Any ordinary shares sold under this prospectus will be validly issued, fully paid and non-assessable upon issuance against full payment of the purchase price for such shares.

Merger

        In the event we merge or consolidate with or into another entity, all holders of our ordinary shares will be entitled to receive the same per share consideration.

Shareholders Agreement

        For a description of the Shareholders Agreement that we will enter into with HeidelbergCement prior to the completion of this offering, see "Certain Relationships and Related Party Transactions—Separation Transactions—Shareholders Agreement."

Anti-Takeover Effects of Certain Provisions of Our Articles of Association

General

        Our Articles of Association will contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions, as well as our ability to issue preferred shares, are designed to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeovers of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our ordinary shares and also may limit the price that investors are willing to pay in the future for our ordinary shares. These provisions may also have the effect of preventing changes in our management. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. A description of these provisions is set forth below.

Staggered Board of Directors

        Our Articles of Association will provide that at each annual meeting of our shareholders, one-third of our directors must retire and, if they wish to continue to serve as a director, they become subject to re-election to the board of directors by our shareholders. To implement this staggered re-election process, any director who was elected or last re-elected to the board of directors at or before the annual meeting of shareholders held three years prior to the current year annual meeting of shareholders is required to retire. In addition, such further directors will be required to retire as would bring the number of retiring directors up to one-third of the total number of directors in office on the date of the notice of the annual meeting. All such retiring directors are automatically eligible for re-election, except in any of the following cases:

  •
  where at such annual meeting of shareholders it is expressly resolved not to fill the vacancy;

  •
  where a resolution for the re-election of the retiring director is put to the meeting and the shareholders do not approve the re-election of such director; or

  •
  where the retiring director has given notice to us that he or she is unwilling to be re-elected to the board of directors.

        We believe that classification of our board of directors will help to ensure the continuity and stability of our business strategies and policies as determined by our board of directors. As mentioned previously, there is no cumulative voting in the election of directors. As such, this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors also may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

Issuance of Preferred Shares

        The ability to authorize and issue preferred shares is vested in our board, which makes it possible for our board of directors to issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Shareholder Action by Written Consent

        Our Articles of Association will provide that all shareholder actions are required to be taken by a vote of the shareholders at an annual or special meeting, and that shareholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of our Articles of Association or Memorandum of Association or removal of directors by our shareholders without holding a meeting of shareholders.

Advance Notice Procedure

        Our Articles of Association will provide an advance notice procedure for shareholders to nominate director candidates for election at an annual meeting of shareholders. Subject to the rights of the holders of any series of preferred shares, unless recommended by the board of directors, no person other than a retiring director is eligible for appointment as a director at any general meeting unless there is delivered to our registered offices a signed notice proposing a candidate for election by a shareholder who is qualified to attend and vote at the meeting as well as a signed consent by such candidate of his or her willingness to be elected. For notice to be timely, it must be received by our secretary not less than 90 nor more than 120 calendar days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not earlier than the 120th calendar day nor more than 90 days prior to such meeting or the 10th calendar day after public announcement of the date of such meeting is first made). This advance notice provision may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Indemnification of Directors and Officers

        Our Articles of Association will provide that we may indemnify, to the extent allowable under Jersey law, any director or officer of the Company or of a subsidiary against any liability. We will also be expressly authorized to provide our directors and officers with funds (whether by loan or otherwise) for expenditures incurred in defending any criminal, regulatory or civil proceedings or in connection with an application for relief and to carry directors' and officers' insurance to protect us, our directors, officers and certain employees for some liabilities.

        We believe that the indemnification provisions in our Articles of Association will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other Jersey, Channel Islands Law Considerations

Purchase or Redemption of Own Shares

        As with declaring a dividend, we may not buy back or redeem our shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until the company is dissolved on a solvent basis, if earlier).

        If the above conditions are met, we may purchase shares in the manner described below.

        We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders. The resolution authorizing the purchase must specify:

  •
  the maximum number of shares to be purchased;

  •
  the maximum and minimum prices which may be paid; and

  •
  a date, not being later than 18 months after the passing of the resolution, on which the authority to purchase is to expire.

        We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

        Jersey law does not permit share repurchases without shareholder consent but a redemption of redeemable shares in accordance with their terms does not require shareholder consent. Our Articles of Association will permit our board of directors to convert any of our shares into redeemable shares (subject to the requirement to have at least one non-redeemable share in issue at all times), and thus will effectively allow our board of directors, following such conversion, to authorize the redemption of any shares which have been converted into redeemable shares without shareholder consent.

        We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

        If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

        The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder's shares or that the person purchase the holder's shares on terms different to those under which the person made such offer.

        Other than as described above, we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder's prior purchase.

Compromises and Arrangements

        Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

        Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

U.K. City Code on Takeovers and Mergers

        The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the Channel Islands and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man) (in each case, a "Code Company"). This is known as the "residency test." Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

        The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

  •
  acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

  •
  who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code Company acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company's outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Rights of Minority Shareholders

        Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is "unfairly prejudicial" to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

        Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

Transfer Agent

        The registrar and transfer agent for our ordinary shares is            .

Listing

        We intend to apply to list our ordinary shares on the NYSE under the symbol "            ."

Jersey Regulatory Matters

        The Jersey Financial Services Commission, or JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

        A copy of this prospectus has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Company (General Provisions) (Jersey) Order 2002 and the Jersey Registrar of Companies has given, and has not withdrawn, his consent to its circulation.

        It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this prospectus, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

        The price of securities and the income from them can go down as well as up. Nothing in this prospectus or anything communicated to holders or potential holders of any of our ordinary shares (or interests in them) by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any ordinary shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.

        The directors of the Company have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the prospectus, whether of facts or opinion. All the directors of the Company accept responsibility accordingly.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no public market for our ordinary shares, and we cannot predict the effect, if any, that sales of ordinary shares or availability of any ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Sales of substantial amounts of ordinary shares, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and our ability to raise additional capital through a future sale of securities.

Sale of Restricted Securities

        Upon completion of this offering, and assuming no exercise by the underwriters of their option to purchase additional ordinary shares, we will have            outstanding ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. The remaining ordinary shares that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144 of the Securities Act ("Rule 144"). Restricted securities may be sold in the public market only if they are registered or are sold pursuant to an exemption from registration under Rule 144, which is summarized below. Subject to the lock-up agreements described below, ordinary shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 without regard to the prescribed holding period under Rule 144.

Rule 144

        Under Rule 144, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering may not sell their ordinary shares until the earlier of the expiration of (i) a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days and have filed all required reports for at least 12 months (or for such shorter period that we were required to file such reports) prior to the date of the sale, or (ii) a one-year holding period.

        At the expiration of the six-month holding period:

  •
  a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares provided current public information about us is available; and

  •
  a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of our ordinary shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our ordinary shares then outstanding, which will equal approximately             ordinary shares immediately after this offering, assuming no exercise by the underwriters of their option to purchase additional ordinary shares; or

  •
  the average weekly trading volume of our ordinary shares on            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three-month period preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three-month period preceding a sale would remain subject to the volume restrictions described above. Sales under Rule 144 by our affiliates are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

        For information concerning the lock-up agreements between the underwriters, our officers and directors, certain of our employees, the Selling Shareholder and us, see "Underwriting (Conflicts of Interest)."

Options/Equity Awards

        We intend to file a registration statement under the Securities Act to register our ordinary shares, which we expect to issue under our share incentive plans. Shares issued upon the exercise of stock options or upon the settlement of deferred share awards after the effective date of this registration statement will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

        For information concerning registration rights pursuant to the Shareholders Agreement, see "Certain Relationships and Related Party Transactions—Separation Transactions—Shareholders Agreement."

COMPARISON OF JERSEY LAW AND DELAWARE LAW

        Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Shareholders holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders.

The Jersey Financial Services Commission, or JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Interested Director Transactions	Interested director transactions are permissible and may not be legally voided if:

•

either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation's capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•

the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director's interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Corporate Law Issue	Delaware Law	Jersey Law
Although it may still order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.
Cumulative Voting
	The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the Jersey Companies Law relating to cumulative voting.
Approval of Corporate Matters by Written Consent
Unless otherwise specified in a corporation's certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.
A unanimous written consent by each shareholder entitled to vote on the matter may effect any matter that otherwise may be brought before a shareholders' meeting, except for the removal of our auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.
Business Combinations
With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.
A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the Articles of Association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of that company.

Corporate Law Issue	Delaware Law	Jersey Law
Limitations on Directors Liability and Indemnification of Directors and Officers

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

•

incurred in defending any civil or criminal legal proceedings where:

•

the person is either acquitted or receives a judgment in their favor;

•

where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

•

where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person's resistance to the proceedings;

•

incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

•

incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

Corporate Law Issue	Delaware Law	Jersey Law
• incurred in a case in which the company normally maintains insurance for persons other than directors.
Appraisal Rights
	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	No appraisal rights.
Shareholder Suits
Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.
Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is "unfairly prejudicial" to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application.

There may also be common law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Corporate Law Issue	Delaware Law	Jersey Law
Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation's shares ledger and its other books and records for any purpose reasonably related to such person's interest as a shareholder.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its Articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.
Amendments to Charter
Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.
The Memorandum of Association and Articles of Association of a Jersey company may only be amended by special resolution (being a two-third majority if the Articles of Association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.

Corporate Law Issue	Delaware Law	Jersey Law
Share Repurchases	The board of directors is permitted to authorize share repurchases without shareholder consent.	Jersey law does not permit share repurchases without shareholder consent but a redemption of redeemable shares in accordance with their terms does not require shareholder consent. Our Articles of Association will permit our board of directors to convert any of our shares into redeemable shares (subject to the requirement to have at least one non-redeemable share in issue at all times), and thus will effectively allow our board of directors, following such conversion, to authorize the redemption of any shares which have been converted into redeemable shares without shareholder consent, consistent with the Delaware practice.

TAXATION

        The information presented under the caption "Jersey Tax Considerations" below is a discussion of the material Jersey tax consequences of investing in our ordinary shares. The information presented under the caption "U.K. Tax Considerations" below is a discussion of the material U.K. tax consequences of investing in our ordinary shares. The information presented under the caption "U.S. Federal Income Tax Considerations" below is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of investing in our ordinary shares.

        You should consult your tax advisor regarding the applicable tax consequences to you of investing in our ordinary shares under the laws of Jersey, the United Kingdom and the United States (federal, state and local) and any other applicable foreign jurisdiction.

Jersey Tax Considerations

        The affairs of the Company are, and are intended to continue to be, managed and controlled in the United Kingdom and therefore we are resident in the United Kingdom for U.K. and Jersey tax purposes.

        We are not regarded as resident for tax purposes in Jersey, Channel Islands. On that basis, we are not subject to income tax in Jersey. Dividends on ordinary shares may be paid by us without withholding or deduction for or on account of Jersey income tax and holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.

Goods and Services Tax

        Jersey charges a tax on goods and services supplied in the Island (which we refer to as GST). On the basis that we do not belong in Jersey for the purposes of the Goods and Services Tax (Jersey) Law 2007, GST is not chargeable on supplies of services made by us. Our directors intend to conduct our business such that no GST will be incurred by us.

Stamp Duty

        In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate.

        Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

U.K. Tax Considerations

        The following is a general description of certain U.K. tax consequences relating to our ordinary shares and is based on current U.K. tax law and HM Revenue & Customs published practice, both of which may be subject to change, possibly with retrospective effect. It is for general information only for shareholders who acquire our ordinary shares as initial purchasers in this offering. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to our ordinary shares. It relates only to persons who are the absolute beneficial owners of our ordinary shares and who hold our ordinary shares as a capital investment, and does not deal with certain classes of persons (such as brokers or dealers in securities and persons connected with the Company, shareholders who directly or indirectly hold 10% or more of our ordinary shares and shareholders who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the Company or a company forming part of the Company's group) to whom special rules may apply.

        If you are resident or otherwise subject to tax in any jurisdiction other than the United Kingdom or if you are in any doubt as to your tax position, you should consult an appropriate professional adviser.

Taxation of dividends—U.K. withholding tax

        No U.K. tax will be required to be withheld from dividends paid in respect of the ordinary shares.

Taxation of dividends—U.K. income tax payers

        An individual shareholder who is resident for tax purposes in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable, and who receives a dividend in respect of the ordinary shares will generally be liable to U.K. income tax in respect of the dividend. Subject to certain conditions an individual shareholder who is resident for tax purposes in the United Kingdom will generally be entitled to a tax credit in respect of that dividend, equal to one-ninth of the amount of the cash dividend received.

        Dividends will be subject to U.K. income tax at the rate of 10% on the amount of the dividend and any associated one-ninth tax credit in the hands of an individual shareholder who is liable to U.K. income tax at the basic rate. This means that the tax credit will generally satisfy in full the U.K. income tax liability of such a U.K. resident individual shareholder with respect to such a dividend.

        An individual shareholder who is liable to U.K. income tax at the higher rate will generally be subject to U.K. income tax at the rate of 32.5% on the amount of the dividend and any associated one-ninth tax credit. The tax credit will only partially satisfy that U.K. resident individual shareholder's U.K. income tax liability with respect to such a dividend and, accordingly, such shareholders will generally be liable for additional tax of 22.5% of the amount of the dividend and any associated one-ninth tax credit or 25% of the cash dividend received.

        An individual shareholder who is liable to U.K. income tax at the additional rate will generally be subject to U.K. income tax at the rate of 37.5% on the amount of the dividend and any associated one-ninth tax credit. The tax credit will only partially satisfy that U.K. resident individual shareholder's U.K. income tax liability with respect to such a dividend and, accordingly, such shareholders will generally be liable for additional tax of 27.5% of the amount of the dividend and any associated one-ninth tax credit or approximately 30.56% of the cash dividend received.

        Whether an individual shareholder who is liable to U.K. income tax in respect of a dividend is liable to that tax at the higher or additional rate or not will depend on the particular circumstances of that shareholder.

        There will be no repayment of the tax credit (or any part of it) associated with dividends paid by the Company on ordinary shares to an individual who is resident for tax purposes in the United Kingdom.

Taxation of dividends—U.K. corporation tax payers

        On the basis that such dividends would normally be expected to fall within an exempt class and meet certain other conditions, a corporate shareholder which is either resident for tax purposes in the United Kingdom, or which carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable, will not normally be liable to U.K. corporation tax on any dividends received in respect of those ordinary shares.

Chargeable gains

        In general and subject to comments below, a disposal of ordinary shares by a shareholder who is resident for tax purposes in the United Kingdom or who, in the case of an individual shareholder, carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of a corporate shareholder, carries on a trade in the United Kingdom through a permanent establishment, to which the ordinary shares are attributable may, depending on the shareholder's particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the U.K. taxation of chargeable gains. Special rules may apply to individuals who have ceased to be resident for tax purposes in the United Kingdom and who dispose of their ordinary shares before becoming once again resident for tax purposes in the United Kingdom.

U.K. stamp duty and stamp duty reserve tax ("SDRT")

        Provided that the ordinary shares are only registered on a register outside the United Kingdom and provided that no instrument of transfer either is executed in the United Kingdom or relates to any matter or thing done or to be done in the United Kingdom, there will be no U.K. stamp duty or SDRT payable on the issue or transfer of the ordinary shares.

U.S. Federal Income Tax Considerations

        The following is a discussion of the material U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of our ordinary shares by U.S. Holders (as defined below) that purchase the ordinary shares pursuant to this offering as of the date hereof and hold the shares as capital assets for U.S. federal income tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each investor. This discussion does not address any aspect of U.S. federal gift or estate tax laws, or state, local or non-U.S. tax laws. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax, the Medicare contribution tax on net investment income or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

  •
  dealers in securities or currencies;

  •
  insurance companies;

  •
  taxpayers who have elected mark-to-market accounting;

  •
  tax-exempt organizations;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  banks and financial institutions;

  •
  taxpayers who hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction;

  •
  U.S. Holders that own 10% or more of our shares, actually or constructively, by vote or value;

  •
  certain expatriates or former long-term residents of the United States; and

  •
  U.S. Holders whose functional currency is not the U.S. dollar.

        No ruling has been or will be requested from the Internal Revenue Service (the "IRS") regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or which has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

        If an entity or arrangement classified as a partnership for U.S. federal income tax purposes invests in the ordinary shares, the tax treatment of an investor in such entity or arrangement will generally depend upon the status of the investor and the activities of the entity or arrangement. Entities or arrangements classified as partnerships for U.S. federal income tax purposes considering an investment in the ordinary shares and investors in such entities or arrangements should consult their own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares.

Distributions

        Subject to the discussion under "Passive Foreign Investment Company" below, distributions made on the ordinary shares (including the amount of any taxes withheld, if any) generally will be included in a U.S. Holder's gross income as ordinary income from foreign sources to the extent such distributions are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), in the taxable year in which the distribution is actually or constructively received. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in the ordinary shares and thereafter as capital gain. The Company does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. For so long as our ordinary shares are listed on the NYSE or we are eligible for benefits under the U.S.-U.K. income tax treaty, and as long as we are not treated as a PFIC (as discussed below), dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as "qualified dividends" and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. Distributions received on the ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

        A dividend distribution generally will be treated as foreign-source "passive category" income for U.S. foreign tax credit purposes. Subject to certain limitations and restrictions, a U.S. Holder may be able to claim a foreign tax credit for U.S. federal income tax purposes with respect to any non-U.S. withholding tax imposed on distributions, so long as the U.S. Holder elects not to take a deduction for any non-U.S. taxes for that taxable year. A U.S. Holder cannot claim a credit or deduction for any taxes that exceed the amount the U.S. Holder is legally required to pay. The rules relating to foreign tax credits and deductions are complex and U.S. Holders should consult their own tax advisors concerning the application of these rules in their particular circumstances.

Sale, Exchange or other Taxable Disposition

        Subject to the discussion under "Passive Foreign Investment Company" below, a U.S. Holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of the ordinary shares in an amount equal to any difference between the amount realized and its adjusted tax basis in the ordinary shares. This capital gain or loss generally will be treated as U.S. source gain or loss for foreign tax credit purposes. The capital gain or loss will be long-term capital gain or loss if a U.S. Holder has held the ordinary shares for more than one year. In the case of non-corporate U.S. Holders, long-term capital gain is generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

        If any gain from the sale, exchange or other taxable disposition of the ordinary shares is subject to a non-U.S. tax, U.S. Holders may not be able to obtain a credit or claim a deduction against their U.S. federal income tax liability because the gain would generally not qualify as foreign source income. Any non-U.S. tax imposed that is entitled to be refunded pursuant to the provisions of an applicable tax treaty is not creditable under U.S. law. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions in connection with non-U.S. taxes imposed on the gain realized upon the sale, exchange or other taxable disposition of the ordinary shares.

        See "Passive Foreign Investment Company" below for a discussion of more adverse rules that will apply to a sale or other disposition of ordinary shares if the Company is or becomes a PFIC for U.S. federal income tax purposes.

Passive Foreign Investment Company

        The Company believes it would not have been a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in the 2013 tax year had it been a separate taxable entity from HeidelbergCement and will not be a PFIC in its initial tax year. The Company does not expect to become a PFIC in the foreseeable future, but the Company's possible status as a PFIC must be determined annually and therefore may be subject to change.

        A non-U.S. corporation is a PFIC in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is passive income (such as dividends, interest, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income) or (ii) at least 50% of the average quarterly value of its assets consists of assets producing or held to produce passive income. Because the percentage of the Company's income and assets that are considered active for these purposes may change from year to year, often in ways that are out of the control of the Company, no assurance can be given that the Company will not be a PFIC for any particular tax year. If the Company is determined to be a PFIC in any year during which a U.S. Holder owns ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition of the ordinary shares would be allocated ratably over the U.S. Holder's holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. The U.S. Holder also will be subject to additional tax form filing and reporting requirements. If the Company were a PFIC for any year during which a U.S. Holder owns ordinary shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder owned ordinary shares, even if the Company ceased to meet the threshold requirements for PFIC status.

Information Reporting and Backup Withholding

        Information returns may be required to be filed with the IRS in connection with distributions to U.S. Holders, as well as in connection with the proceeds from sales of the ordinary shares by U.S. Holders, unless a U.S. Holder establishes that it is exempt from the information reporting rules. If a U.S. Holder does not establish that it is exempt from these rules, it may be subject to backup withholding on these payments if it fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules.

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability, and such U.S. Holder may be entitled to a refund, provided that the required information is timely furnished to the IRS.

        U.S. Holders should consult their own tax advisors regarding any reporting obligations they may have as a result of their acquisition, ownership or disposition of the ordinary shares. Failure to comply with certain reporting obligations could result in the imposition of substantial penalties.

        The discussion above does not cover all tax matters that may be important to a prospective purchaser. Prospective purchasers should consult their own tax advisors about the tax consequences of an investment in the ordinary shares under the investor's own circumstances.

UNDERWRITING (CONFLICTS OF INTEREST)

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the Selling Shareholder, HeidelbergCement and the underwriters, the Selling Shareholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the Selling Shareholder the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
BNP Paribas Securities Corp
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Commerz Markets LLC
Danske Markets
ING Financial Markets LLC
Mediobanca—Banca di Credito Finanziario S.p.A.
RB International Markets (USA) LLC
Skandinaviska Enskilda Banken AB (publ)
Standard Chartered Securities (Hong Kong) Limited

Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We, the Selling Shareholder and HeidelbergCement have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Certain of the underwriters are not registered with the Securities and Exchange Commission as a broker-dealer under Section 15 of the Exchange Act, and such underwriters will not make any offers to U.S. persons other than through registered broker-dealers in compliance with applicable U.S. securities laws.

Commissions and Discounts

        The representatives have advised the Selling Shareholder that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per ordinary share.

After the initial offering, the public offering price, concession or any other term of this offering may be changed.

        The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to the Selling Shareholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Ordinary Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to the Selling Shareholder (before expenses)	$	$	$

        The expenses of this offering, not including the underwriting discount, are estimated at $            and are payable by us and the Selling Shareholder. We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters in connection with this offering, payable by us, in an aggregate amount not to exceed $1 million, of which a portion is related to any filing with, and the clearance of this offering by, the Financial Industry Regulatory Authority, Inc.

Option to Purchase Additional Ordinary Shares

        The Selling Shareholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional ordinary shares at the public offering price, less an amount per share equal to any dividends or distributions declared by us and payable on the ordinary shares initially offered but not payable on the additional ordinary shares. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to certain persons designated by the Company. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

        We, the Selling Shareholder, HeidelbergCement and our executive officers and directors have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with the ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of the Representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any ordinary shares;

  •
  sell any option or contract to purchase any ordinary shares;

  •
  purchase any option or contract to sell any ordinary shares;

  •
  grant any option, right or warrant for the sale of any ordinary shares;

  •
  lend or otherwise dispose of or transfer any ordinary shares;

  •
  request or demand that we file a registration statement related to the ordinary shares; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of the ordinary shares or other securities, in cash or otherwise.

        This lock-up provision applies to the ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with the ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. With respect to us, the restrictions described in the paragraph above do not apply to certain limitations including: (i) any securities issued in connection with the acquisition by us of the securities, business, property or other assets of another person or entity, or pursuant to any employee benefit plan assumed by us in connection with any such acquisition or (ii) any securities issued in connection with joint ventures, commercial relationships or other strategic transactions; provided, that the aggregate number of ordinary shares issued or issuable pursuant to clauses (i) and (ii) does not exceed 5% of the number of ordinary shares outstanding on the date the agreement for such strategic transaction is executed; provided further, that prior to any issuance in the case of clause (i) or (ii), we shall cause each such recipient of such securities to execute and deliver to the representatives a "lock-up" agreement.

        In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

        We expect the ordinary shares to be approved for listing on the NYSE under the symbol "            ." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of the ordinary shares to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for the ordinary shares. The initial public offering price will be determined through negotiations among the Selling Shareholder and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, us and the industry in which we compete;

  •
  an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the ordinary shares may not develop. It is also possible that after this offering the ordinary shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

        In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of the ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of the ordinary shares available for purchase in the open market as compared to the price at which they may purchase the ordinary shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing the ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, market making and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

        The net proceeds to the Selling Shareholder from this offering will be applied to the repayment of borrowings by HeidelbergCement under its € 3 billion credit facility, under which affiliates of certain of the underwriters are expected to receive a portion of such proceeds in their capacity as lenders. These net proceeds will give each of these underwriters more than 5% of the net proceeds of this offering, and consequently, they will be deemed to have a "conflict of interest" within the meaning of FINRA Rule 5121(f)(5)(C). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a "qualified independent underwriter" (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus. Goldman, Sachs & Co. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act specifically including those inherent in Section 11 of the Securities Act. We have also agreed to indemnify Goldman, Sachs & Co. against certain liabilities incurred in connection with it acting as a qualified independent underwriter in this offering, including liabilities under the Securities Act.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of ordinary shares may be made to the public in that Relevant Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of the ordinary shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the ordinary shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of the ordinary shares which are the subject of this offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of the ordinary shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to this offering, the Company, or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority ("FINMA"), and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the ordinary shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the ordinary shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The ordinary shares have not been, and will not be, registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and, in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

    securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

    •
    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    •
    where no consideration is or will be given for the transfer;

    •
    where the transfer is by operation of law;

    •
    as specified in Section 276(7) of the SFA; or

    •
    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

ENFORCEABILITY OF CIVIL LIABILITIES

        U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of the Bailiwick of Jersey. Certain of our directors and officers reside outside of the United States. Substantially all of the assets of our directors and officers residing outside of the United States are located outside the United States. As a result, it may not be possible for investors to effect service of process on either us or those officers and directors within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any U.S. state.

        A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

  •
  the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

  •
  the judgment is given on the merits and is final, conclusive and non-appealable;

  •
  the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;

  •
  the defendant is not immune under the principles of public international law;

  •
  the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

  •
  the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and

  •
  the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called "natural justice," which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

        Jersey courts award compensation for the loss or damage actually sustained by the plaintiff. Although punitive damages are generally unknown to the Jersey legal system, there is no prohibition on them either by statute or customary law. Whether a particular judgment may be deemed contrary to Jersey public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable, or excessive will generally be deemed as contrary to public policy. Moreover, certain defendants may qualify for protection under Protection of Trading Interests Act 1980, an act of the United Kingdom extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983. This Act provides that a qualifying defendant is not liable for multiple damages, in excess of that required for actual compensation. A "qualifying defendant" for these purposes is a citizen of the United Kingdom and Colonies, a corporation or other limited liability entity organized under the laws of the United Kingdom, Jersey or other territory for whose international relations the United Kingdom is responsible or a person conducting business in Jersey.

        Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. We have been advised by our legal counsel in Jersey that it is doubtful that an original action based on U.S. federal or state securities laws could be brought before Jersey courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey that it is uncertain as to whether the courts of Jersey would entertain original actions or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

 LEGAL MATTERS

        The validity of the ordinary shares offered hereby will be passed upon for us by Mourant Ozannes, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands, our Jersey counsel. Certain legal matters relating to this offering will be passed upon by Shearman & Sterling LLP, our special U.S. counsel. Various legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, special U.S. counsel to the underwriters.

EXPERTS

        The combined predecessor financial statements of Hanson Building Products as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 and the balance sheet of Hanson Building Products Limited as of August 14, 2014 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We are a foreign private issuer within the meaning of Rule 405 under the Securities Act, but have elected to file a registration statement on Form S-1 with respect to the ordinary shares that the Selling Shareholder proposes to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits and schedules filed as a part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed as part of the registration statement for copies of the actual contract, agreement or other document. Upon completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act. We intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information on forms applicable to U.S. domestic reporting companies and disclose the information required to be disclosed in those reports.

        You can read our SEC filings, including the registration statement, at the SEC's website at www.sec.gov. You may also read and copy any materials that we file with the SEC at its Public Reference Room at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. We intend to make this information available on the investors' relations section of our website,                        . Information on or accessible through our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management
HeidelbergCement AG

        We have audited the accompanying combined predecessor balance sheets of Hanson Building Products as of December 31, 2013 and 2012, and the related combined predecessor statements of operations, comprehensive loss, changes in parent company net investment and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Hanson Building Products at December 31, 2013 and 2012, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas
September 12, 2014

Hanson Building Products

Combined Predecessor Statements of Operations

(In $US thousands)

	Year ended December 31,
	2013	2012	2011
Net sales	$1,124,363	$1,177,621	$1,221,007
Cost of goods sold	984,695	1,060,668	1,097,410

Gross profit	139,668	116,953	123,597
Selling, general and administrative expenses	(137,635)	(153,760)	(158,270)
Impairment and restructuring charges	(267,131)	(22,441)	(31,062)
Equity earnings (losses) from equity method investee	221	(870)	—
Gain on sale of property, plant and equipment and business, net	8,674	17,741	8,588
Other operating income	6,305	5,736	4,637

	(389,566)	(153,594)	(176,107)

Loss from operations	(249,898)	(36,641)	(52,510)
Other income (expense)
Other income (expense), net	270	(1,328)	686

Loss from continuing operations before income taxes	(249,628)	(37,969)	(51,824)
Income tax expense	(3,069)	(4,373)	(2,108)

Loss from continuing operations	(252,697)	(42,342)	(53,932)

Discontinued operations
Loss from discontinued operations (including gain (loss) on disposal of $(174), $(15,553) and $382, respectively)	(14)	(18,841)	(3,300)
Income tax benefit (expense) from discontinued operations	—	1,974	(869)

Loss on discontinued operations, net of income tax	(14)	(16,867)	(4,169)

Net loss	$(252,711)	$(59,209)	$(58,101)

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Combined Predecessor Statements of Comprehensive Loss

(In $US thousands)

	Year Ended December 31,
	2013	2012	2011
Net loss	$(252,711)	$(59,209)	$(58,101)
Actuarial gains (losses) on defined benefit plans, net of related income tax	4,118	(2,297)	(2,379)
Foreign currency translation adjustment	(11,436)	25,703	(5,294)

Comprehensive loss	$(260,029)	$(35,803)	$(65,774)

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Combined Predecessor Balance Sheets

(In $US thousands)

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$22,821	$21,960
Trade receivables, net	167,893	179,694
Inventories	205,342	226,967
Preferred investment in equity method investee	15,000	—
Related party receivables	617	550
Assets held for sale	7,501	23,380
Other current assets	9,469	11,863

Total current assets	428,643	464,414

Non-current assets
Property, plant and equipment, net	735,351	788,105
Goodwill and other intangible assets, net	118,962	363,881
Investment in equity method investee	46,618	46,397
Preferred investment in equity method investee	—	15,000
Assets held for sale	14,295	18,647
Other long-term assets	1,328	923

Total assets	$1,345,197	$1,697,367

LIABILITIES AND PARENT COMPANY NET INVESTMENT
Current liabilities
Trade payables	$109,258	$105,986
Accrued liabilities	76,941	75,079
Related party payables	5,157	12,186
Employee benefit obligations	340	363
Deferred revenue	6,471	26,739
Capital lease liability	2,407	398
Liabilities for sold trade receivables collected	4,256	4,156
Liabilities held for sale	1,520	—

Total current liabilities	206,350	224,907

Non-current liabilities
Capital lease liability	13,064	1,746
Notes payable	—	153
Employee benefit obligations	11,915	18,569
Deferred tax liabilities	8,472	10,139
Other long-term liabilities	56,568	56,609

Total liabilities	296,369	312,123

Commitments and contingencies (Note 11)
Parent company net investment
Accumulated other comprehensive income	25,282	32,600
Accumulated net contributions from parent	1,023,546	1,352,644

Total parent company net investment	1,048,828	1,385,244

Total liabilities and parent company net investment	$1,345,197	$1,697,367

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Combined Predecessor Statements of Changes in Parent Company Net Investment

(In $US thousands)

	Accumulated Net Contributions from Parent	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Net Investment
Balance at January 1, 2011	$1,652,688	$16,867	$1,669,555
Net loss	(58,101)	—	(58,101)
Actuarial gains (losses) on defined benefit plans, net of related income tax	—	(2,379)	(2,379)
Foreign currency translation adjustment	—	(5,294)	(5,294)
Net transfers to Parent	(82,358)	—	(82,358)

Balance at December 31, 2011	1,512,229	9,194	1,521,423

Net loss	(59,209)	—	(59,209)
Actuarial gains (losses) on defined benefit plans, net of related income tax	—	(2,297)	(2,297)
Foreign currency translation adjustment	—	25,703	25,703
Net transfers to Parent	(100,376)	—	(100,376)

Balance at December 31, 2012	1,352,644	32,600	1,385,244

Net loss	(252,711)	—	(252,711)
Actuarial gains (losses) on defined benefit plans, net of related income tax	—	4,118	4,118
Foreign currency translation adjustment	—	(11,436)	(11,436)
Net transfers to Parent	(76,387)	—	(76,387)

Balance at December 31, 2013	$1,023,546	$25,282	$1,048,828

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Combined Predecessor Statements of Cash Flows

(In $US thousands)

	Year ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(252,711)	$(59,209)	$(58,101)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation & amortization expense	57,066	66,198	70,544
Gain on disposal of property, plant and equipment	(8,500)	(2,188)	(8,970)
Loss (gain) on disposal of other intangible assets	97	(1,956)	(924)
Impairment on property, plant and equipment, goodwill and other intangible assets	263,339	13,158	19,364
Provision for doubtful accounts	2,963	2,857	2,969
Losses (earnings) from equity method investment	(221)	870	—
Deferred taxes	(1,208)	(10,536)	(13,389)
Other items	191	(17)	58
Change in assets and liabilities:
Trade receivables, net	8,002	6,564	13,178
Related party receivables	(67)	(550)	—
Inventories	19,751	4,304	30,865
Other current assets	2,455	309	3,988
Other long-term assets	58	625	1,630
Trade payables	3,174	(10,051)	37,996
Accrued liabilities	1,439	4,817	(12,653)
Deferred revenue	(20,142)	14,541	(12,057)
Employee benefit obligations	(1,480)	456	207
Capital lease liability	(252)	372	—
Other long-term liabilities	420	(1,544)	4,012
Related party payables	(6,908)	(1,288)	13,590

NET CASH PROVIDED BY OPERATING ACTIVITIES	67,466	27,732	92,307

CASH FLOWS FROM INVESTING ACTIVITIES
Capital contributions to equity method investment	—	(1,919)	—
Purchases of property, plant and equipment	(14,974)	(23,989)	(22,826)
Proceeds from the sale of property, plant and equipment, business, net and other intangibles	26,694	94,402	37,140
Other investing activities	(673)	(363)	(881)

NET CASH PROVIDED BY INVESTING ACTIVITIES	11,047	68,131	13,433

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on notes payable	(153)	—	—
Payments on capital leases	(1,585)	(161)	(94)
Capital distribution to parent, net	(76,387)	(100,377)	(82,358)

NET CASH USED IN FINANCING ACTIVITIES	(78,125)	(100,538)	(82,452)

Net change in cash and cash equivalents	388	(4,675)	23,288
Effect of foreign currency adjustments	473	1,067	(1,499)
Cash and cash equivalents balance, beginning of period	21,960	25,568	3,779

Cash and cash equivalents balance, end of period	$22,821	$21,960	$25,568

Supplemental disclosures of cash flow information:
Cash paid for taxes	$410	$25	$13
Supplemental disclosures of non-cash investing and financing activities:
Contribution of property, plant and equipment and other assets to equity method investee	$—	$(58,085)	$—
Loss on non-monetary exchange	—	(1,394)	—
Distribution of preferred interest from equity method investee	—	15,000	—
Gain on contribution to equity method investee	—	2,264	—
Property, plant and equipment acquired under capital leases	14,438	1,302	303

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Notes to Combined Predecessor Financial Statements

(In $US thousands)

1. Organization and description of the business

        Hanson Building Products ("BP" or the "Company") is involved in the manufacturing, sale and distribution of building products for HeidelbergCement Group ("HC", "Parent", or "Group"), a publicly listed company in Germany. The BP operations are located in the United States ("U.S.") and Canada (collectively "BP North America") and the United Kingdom ("U.K." or "BP U.K."), and consist of indirect wholly-owned subsidiaries of HC. The Company's primary products are concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks. The Company also manufactures precast flooring and other precast products in the United Kingdom, structural precast and roof tile in North America and concrete pavers, external wall insulation and specialized clay roofing products in the United Kingdom. These products are used in the residential, infrastructure and non-residential sectors of the construction industry. The Company disposed of its North American paver business in 2012.

        Prior to the Parent's 2007 acquisition of Hanson plc ("Hanson"), a public company formerly listed on the London and New York Stock Exchanges ("2007 Acquisition"), HC did not have a significant presence in the building products industry. The U.S. entities comprising BP North America ("BP North America Legal Entities") are indirect, wholly-owned subsidiaries of HC directly owned by Lehigh Hanson, Inc.("LHI"), a U.S. entity that is combined to form Lehigh Hanson North America and Canadian entities including Hanson Brick Ltd., Pipe and Precast Ltd., Hanson Pipe & Precast Quebec Ltd., Hanson Hardscape Products, Inc. and Hanson Pressure Pipe, Inc. Canada. The Canadian entities, also included in BP North America, are indirect, wholly-owned subsidiaries of HC directly owned by Hanson America Holdings (4) Ltd, a U.K. entity, and one of the entities included within a group collectively described as Hanson United Kingdom ("HUK"). The entities comprising BP U.K. ("BP U.K. Legal Entities") are indirect, wholly-owned subsidiaries of HC indirectly owned by HeidelbergCement UK Holding Ltd., one of the entities included within HUK. The 2007 Acquisition included all of the BP North America and BP U.K. entities. BP North America and BP U.K. are each comprised of indirect, wholly-owned subsidiaries of HC that collectively hold the North American and U.K. building products operations, respectively, the financial position, results of operations and cash flows of which are set forth in these combined predecessor financial statements. In conjunction with its planned separation of the building products operations from HC, HC will transfer substantially all of its building products business to BP.

2. Summary of significant accounting policies

Basis of presentation

        These financial statements are labeled as predecessor because they reflect the combined predecessor historical results of operations, financial position and cash flows of BP, as they were historically managed under the control of HC, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Because the BP North America and BP U.K. Legal Entities are indirect, wholly-owned subsidiaries of HC, the combination of these entities is accounted for at historical cost, in a manner akin to a reorganization of entities under common control. The Company intends to file a registration statement in the United States in an initial public offering. The Parent has formed a Jersey Corporation, Hanson Building Products Limited ("BP Newco"). In the event the Company completes the initial public offering, the operations of the predecessor will be conveyed to BP Newco.

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

        All intracompany transactions occurring between the predecessor entities have been eliminated. Certain transactions between the Company and HC have been included in these combined predecessor financial statements and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the combined predecessor statement of changes in Parent company net investment as net transfers (to)/from Parent, in the combined predecessor statements of cash flows as a financing activity and in the combined predecessor balance sheets as Parent company net investment.

        HC uses a centralized approach to cash management and financing of its operations. The majority of the Company's cash is transferred to HC daily and the Company is dependent on HC to fund the Company's operating and investing activities. HC has provided the Company's U.S. and Canadian intermediate holding companies with $500 million lines of credit in the United States and $114.2 million lines of credit in Eastern Canada. The Company currently benefits and expects to continue to benefit from the lines of credit until such time as alternative arrangements have been made and the Company has been advised by HC that it intends to provide funding for the Company's working capital needs until such time as alternative arrangements have been made. This arrangement is not reflective of the manner in which the Company would have been able to finance the Company's operations had the Company been a stand-alone business separate from HC during the periods presented. Cash transfers to and from HC's cash management accounts are reflected within Parent company net investment.

        The combined predecessor financial statements include certain assets and liabilities that have historically been held at the HC corporate level but are specifically identifiable or otherwise allocable to the Company. The cash and cash equivalents held by HC at the corporate level are not specifically identifiable to the Company and therefore were not allocated for any of the periods presented. Cash and cash equivalents in the combined predecessor balance sheets represent cash held locally by operations included in the combined predecessor financial statements. HC third-party debt, and the related interest expense, has not been allocated for any of the periods presented as the Company was not the legal obligor of the debt and HC's borrowings were not directly attributable to these operations.

        The historical costs and expenses reflected in our combined predecessor financial statements include an allocation for certain corporate functions historically provided by HC or its wholly-owned subsidiaries. Substantially all of the Company's senior management is employed by HC and certain functions critical to the Company's operations are centralized and managed by HC. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. Additionally, the Company resides in office space provided by affiliates of HC. The cost of each of these services has been allocated to the Company on the basis of the Company's relative net sales or headcount as compared to that of HC depending upon which allocation methodology is more meaningful for each such service. The Company and HC believe that these allocations reasonably reflect the utilization of services provided and benefits received. However, they may differ from the cost that would have been incurred had the Company operated as a stand-alone company for the periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

organizational structure and strategic decisions made in various areas, including legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. Income taxes have been accounted for in these financial statements on a separate-return basis.

Use of estimates

        The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. The more significant estimates made by management relate to accrued liabilities for environmental cleanup, reclamation, pensions and other employee benefit plans, bodily injury and insurance claims, as well as estimates for deferred tax assets, inventory reserves, allowance for doubtful accounts and impairment of long-lived assets.

Cash and cash equivalents

        Treasury activities, including activities related to the Company, are centralized by HC such that the net cash collections are automatically distributed to HC and reflected as Parent company net investment. At times, the Company may have cash balances due to timing differences.

Concentration of credit risk

        Financial instruments that potentially subject the Company to concentrations of credit risk are primarily receivables. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The allowances for uncollectible receivables are based upon analysis of economic trends in the construction industry, detailed analysis of the expected collectability of accounts receivable that are past due and the expected collectability of overall receivables.

Trade receivables, net

        Trade receivables are recorded at net realizable value, which includes allowances for doubtful accounts. The Company reviews the collectability of trade receivables on an ongoing basis. The Company reserves for trade receivables determined to be uncollectible. This determination is based on the delinquency of the account, the financial condition of the customer and the Company's collection experience.

        HC maintains accounts receivable securitization programs in both the United States and Canada to provide additional sources of working capital and long-term financing. Under the program, HC sells, on a revolving basis, selected trade sales invoices to either wholly-owned special purpose subsidiaries (the "SPSs"), which are consolidated in HC consolidated financial statements, or in Canada to an unrelated third-party commercial paper conduit. The SPSs in turn enter into agreements with an unrelated third-

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

party commercial paper conduit to acquire long-term financing, using the accounts receivable as collateral.

        Under the terms of the program for the United States and Canada, the Company maintains effective control over the selected trade sales invoices. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 860, Transfers and Servicing ("ASC 860"), the accounts receivable securitization transactions have not been accounted for as sales in the United States and Canada. The related accounts receivable are reflected in these combined predecessor financial statements. The Company is responsible for the collection of invoices that are sold by the Company under the securitization programs. Cash collected by the Company is remitted to the SPS who then remit the cash collections to the buyers of the accounts receivable on a contractually agreed basis.

Sale of trade receivables

        In November 2012, BP U.K. began participating in a program to sell certain accounts receivable to certain third-party banking institutions on a largely non-recourse basis. This is administered by an affiliated HUK subsidiary, Hanson Quarry Products Europe Limited, which coordinates the funding of the 'reserve accounts' that provide some protection to the banking institutions against expected non-performance of the receivables. Receivables sold are removed from the balance sheet and any cash collected on sold receivables that has not been passed onto the banking institutions is shown as liabilities for sold trade receivables collected. The net receipts are reflected as cash provided by operating activities in the combined statements of cash flows.

Inventories

        Inventories are valued at the lower of cost or market. The Company's inventories are valued using the average cost method. Inventories include materials, labor and applicable factory overhead costs. The value of inventory is adjusted for damaged, obsolete, excess and slow-moving inventory. Market value of inventory is estimated considering the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of each respective component of inventory. The Company conducts limited mining activities to access clay reserves that provide materials for its brick production facilities. The Company includes costs related to overburden removal in clay inventories.

Property, plant and equipment, net

        Property, plant and equipment, which includes amounts recorded under capital lease arrangements, is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets. These lives range from 20 to 50 years for buildings, 4 to 25 years for machinery and equipment, 5 to 10 years for other equipment, lower of lease term or useful life on leasehold improvements and mineral life on quarries. Repair and maintenance costs are expensed as incurred. The Company's depreciation expenses are recorded in cost of goods sold and selling, general and administrative expenses in the combined predecessor statements of operations. The Company capitalizes interest during the active construction of major projects. Capitalized interest is added to the cost of the underlying assets and is depreciated

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

over the useful lives of those assets. There was no interest capitalized during the years ended December 31, 2013, 2012 or 2011.

Impairment or disposal of long-lived assets

        The Company evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant and Equipment ("ASC 360"). ASC 360 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends in the construction sector and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

        The Company assesses impairment of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For purposes of evaluating impairment of long-lived assets held in use, the Company has determined this level to be the asset group level, which are defined as geographical market clusters of plants. For assets meeting the criteria for classification as held for sale under ASC 360, the impairment is assessed at the disposal group level, generally the specific plant or plants held for sale.

Goodwill and other intangible assets, net

        The goodwill reflected in these combined predecessor financial statements relates to the push-down of goodwill resulting from the 2007 Acquisition. Goodwill resulting from the 2007 Acquisition has been pushed-down to the Company's reporting units based on the relative fair values of the reporting units at the acquisition date. Goodwill represents the excess of costs over the fair value of identifiable assets acquired and liabilities assumed. The Company evaluates goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets ("ASC 350"). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. The Company performs its annual impairment testing of goodwill as of October 1 of each year and in interim periods if events occur that would indicate that the net book value value of goodwill may be impaired.

        The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the reporting unit to the net book value of the reporting unit. In determining fair value of the reporting units, a discounted cash flow model is typically used. If the results of the first step demonstrate that the net book value is greater than the fair value, the Company must proceed to step two of the analysis. Step two of the analysis compares the implied fair value of goodwill to its net book value amount. If the net book value amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

        The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the net book value value may not be recoverable. Intangible assets with finite lives consist of clay rights, merchant relationships and other intangibles and are amortized on a straight-line basis over their estimated useful lives. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortisation period, the Company reduces the net book value of the related intangible asset to fair value and may adjust the remaining amortization period.

Investment in equity method investee

        The Company has an investment in a joint venture accounted for using the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investee's earnings and losses, as well as capital contributions to and distributions from the investee. Distributions in excess of equity method earnings are recognized as a return of investment and recorded as investing cash inflows in the accompanying combined predecessor statements of cash flows. The Company classifies its share of income and loss related to its investment in its investee as a component of operating income or loss, as the Company's investments in the investee is an extension of the Company's core business operations.

        The Company evaluates its investment in the equity method investee for impairment whenever events or changes in circumstances indicate that the carrying value of its investment may have experienced an "other-than-temporary" decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determines whether the impairment is "other-than-temporary" based on its assessment of all relevant factors, including consideration of the Company's intent and ability to retain its investment.

Discontinued operations and assets and liabilities held for sale

        The Company reports the results of operations of a component as discontinued operations if the component has been disposed of or is classified as held for sale, the operations and cash flows of the component have been or will be eliminated from ongoing operations as a result of a disposal transaction and there will not be any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, including any gain or loss recognized as a result of a disposal transaction, are reclassified from continuing operations to income or loss from discontinued operations, net of income tax in the combined predecessor statements of comprehensive loss and related footnote disclosures for all periods presented.

        The Company classifies assets and liabilities as held for sale when all of the following criteria are met: (i) management, having the authority to approve the action, commits to a plan to sell the asset;

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

(ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

        Assets held for sale are recorded at the lesser of the net book value or fair value less costs to sell.

Environmental remediation liabilities

        The Company accrues for costs associated with environmental remediation obligations when such costs are probable and reasonably estimable; if an estimated amount is likely to fall within a range and no amount within that range can be determined to be the better estimate, the minimum amount of the range is recorded. Claims for recoveries from insurance carriers and other third parties are not recorded until it is probable that the recoveries will be realized. Such accruals are adjusted as further information develops or circumstances change. Environmental expenditures that relate to current operations or to conditions caused by past operations are expensed. Expenditures that create future benefits are capitalized.

        Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. At December 31, 2013 and 2012, the Company had environmental obligations of $1,597 and $793, respectively, which were recorded within accrued liabilities and other long-term liabilities in the combined predecessor balance sheets.

Accounting for asset retirement obligations

        The Company incurs reclamation obligations as part of its brick production processes. The Company recognizes the fair value of a legally enforceable liability representing an asset retirement obligation in the period in which it is incurred. It also recognizes an asset representing the anticipated costs of dismantling machinery and equipment ("tear-down" costs) and depreciates the asset over the remaining life of the equipment.

        The provisions of ASC 410-20, Accounting for Asset Retirement Obligations ("ASC 410"), require the projected estimated reclamation obligation to include a market risk premium representing the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future.

Defined benefit pension plans and other post-retirement benefits

        The Company's Canadian employees participate in defined benefit pension plans that are sponsored by the Company. The Company's U.S. salaried employees and non-union hourly employees participate in defined benefit pension plans sponsored by LHI. Approximately 37% of the Company's North American labor force are covered by collective bargaining agreements and approximately 48% of those employees are included in a collective bargaining agreement that expires within one year. These plans include other Parent employees that are not employees of the Company. LHI also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Company. Salaried participants generally become eligible for retiree health care benefits when they

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

retire from active service at age 60 or later. Benefits, eligibility and cost-sharing provisions for the hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, co-payment and payments made by government programs and other group coverage. The Company accounts for its defined benefit pension plans as multiemployer plans under ASC 715, Compensation—Benefit Plans ("ASC 715").

        Additionally, the Company also has employees that are covered under several union sponsored, multiemployer pension plans. Such plans are accounted for as defined contribution plans as it is not possible to isolate the components of such plans that would collectively comprise the Company's liability.

        Certain of the Company's U.K. employees participate in a defined benefit pension plan, closed to future accrual and to which BP U.K. is a participating employer. This plan includes other HUK employees that are not employees of the Company. HUK operates a defined contribution pension plan and the pension charge represents the amounts payable by the Company to the fund in respect of the year. In the normal course of events, it is not possible to identify on a consistent and reasonable basis, the share of underlying assets and liabilities belonging to individual participating employers. Therefore, the Company accounts for this single-employer plan as if it were a multiemployer plan under ASC 715. The amount charged to the combined statements of operations represents contributions payable to the plan which are considered to represent a reasonable allocation of costs in respect of the accounting period.

Capital lease obligation

        Assets classified as capital leases are stated at the lesser of the present value of minimum lease payments or the fair value of the leased item. Depreciation is charged on a straight-line basis over the shorter of the lease term or the useful life of the asset.

Fair value measurement

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

        The Company's other financial instruments consist primarily of cash and cash equivalents, trade and other receivables, accounts payable, accrued expenses and long-term debt. The carrying value of the Company's trade and other receivables, trade payables and accrued expenses approximates fair value due to their highly liquid nature, short-term maturity, or competitive rates assigned to these financial instruments.

        The Company may adjust the carrying amount of certain nonfinancial assets to fair value on a nonrecurring basis when they are impaired.

Foreign currency translation

        The Company uses the U.S. dollar as its functional currency for operations in the United States, the Canadian dollar for operations in Canada, and the British pound for operations in the United Kingdom. The assets and liabilities of the Company's Canadian and U.K. operations are translated at the exchange rate prevailing at the balance sheet date. Related revenues and expense accounts for the Canadian and U.K. operations are translated using the average exchange rate during the year.

Revenue recognition

        Revenues are recognized by the Company when the risks and rewards associated with the transaction have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required, fees are fixed or determinable and amounts are collectable under normal payment terms. Sales represent the net amounts charged or chargeable in respect of services rendered and goods supplied, excluding intercompany sales. Sales are recognized net of any discounts given to the customer and value added taxes.

        The Company bills and incurs shipping costs to third parties for the transportation of building products to customers. For the years ended December 31, 2013, 2012 and 2011, the Company recorded freight costs of approximately $90,435, $103,611 and $104,413, respectively, on a gross basis within net sales and cost of products sold in the accompanying combined predecessor statements of operations.

        The Company recognizes engineering and construction contract revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. The percentage complete is based on total costs incurred as a percentage of the estimated total cost to complete each contract. If estimated total costs on a contract indicate a loss, the entire loss is provided for in the financial statements immediately. To the extent the Company has invoiced its customers more revenue than has been recognized as revenue using the percentage-of-completion method, the Company records the excess amount invoiced as deferred revenue. For the years ended December 31, 2013, 2012 and 2011, revenue recognized using the percentage of completion method amounted to $101,638, $82,738 and $89,057, respectively.

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

Cost of goods sold and selling, general and administrative expenses

        Cost of goods sold includes costs of production, inbound freight charges for raw materials, outbound freight to customers, purchasing and receiving costs, inspection costs and warehousing at plant facilities. Selling, general and administrative costs also include expenses for sales, marketing, legal, accounting and finance services, human resources, customer support, treasury and other general corporate services.

Income taxes

        Income tax expense and related current and deferred income taxes receivable and payable are calculated assuming that we file hypothetical stand-alone income tax returns in Canada and the United Kingdom and hypothetical consolidated income tax returns for the U.S. BP activities. Historically, the U.K. companies were members of the HUK group, and the U.S. companies were included in the consolidated U.S. income tax return and certain consolidated or unitary group state returns of LHI. Losses and other tax attributes generated on a hypothetical stand-alone basis and hypothetical consolidated return basis are reflected as deferred tax assets, even though some of those losses or attributes may have been utilized by other members of the HUK or LHI groups. All hypothetical current taxes payable or receivable are deemed settled through net parent investment. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates.

Recent accounting pronouncements

        In April 2014, the FASB issued ASU 2014-08 (Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity) which requires an entity to report a disposal of a component of an entity in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity's operations and financial results when the component of an entity meets certain criteria to be classified as held for sale when the component of an entity is disposed of by a sale or disposed of other than by a sale. Further, additional disclosures about discontinued operations should include the following for the periods in which the results of operations of the discontinued operations are presented in the statement of operations: the major classes of line items constituting pre-tax profit or loss of discontinued operations; total operating and investing cash flows of discontinued operations; depreciation, amortization, capital expenditures and significant operating and investing noncash items of discontinued operations; pre-tax profit or loss attributable to the parent if a discontinued operation includes a non-controlling interest; a reconciliation of major classes of assets, liabilities of the discontinued operation classified as held for sale; and a reconciliation of major classes of line items constituting the pre-tax profit or loss of the discontinued operation. This guidance is effective for the Company beginning in fiscal year 2016, and will impact the Company's assessment of any future discontinued operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with Customers, which requires an entity to recognize an amount of revenue to which it expects to be entitled for the transfers of promised goods or services to customers. This ASU will replace existing revenue recognition guidance in U.S. GAAP when it becomes effective. This new standard will be effective for the

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

Company on May 1, 2017, and early application is not permitted. The standard permits the use of either the retrospective where three years of financial information are presented or a modified retrospective approach where the ASU is applied on the most current period presented in the financial statements. The Company is evaluating the effect this ASU will have on its financial statements.

3. Trade receivables, net

        Receivables consist of the following:

	December 31,
	2013	2012
Trade receivables	$153,754	$168,369
Amount due under long-term contracts	15,872	10,655
Other receivables	3,732	5,832

Total receivables	173,358	184,856
Less: Allowance for doubtful accounts	(5,465)	(5,162)

Trade receivables, net	$167,893	$179,694

        The Company recorded provisions for doubtful accounts of $2,963, $2,857 and $2,969 for the years ended December 31, 2013, 2012 and 2011, respectively, which is included in selling, general and administrative expenses in the combined predecessor statements of operations.

Sold trade receivables

        In November 2012, BP U.K. began participating in a program to sell certain accounts receivable to certain third-party banking institutions on a largely non-recourse basis. The Company continues to collect payment for sold trade receivables and remits collections to the buyers once a month. Liabilities for collected trade receivables not yet remitted to buyers were $4,256 and $4,156 at December 31, 2013 and 2012, respectively. The outstanding balance of receivables sold and not yet collected was $8,612 and $7,291 as of December 31, 2013 and 2012, respectively. These receivables were not included in trade receivables as of December 31, 2013 and 2012. For the years ended December 31, 2013 and 2012, total accounts receivable sold to banking institutions under these arrangements were $96,076 and $16,486, respectively.

4. Inventories

        Inventory consists of the following:

	December 31,
	2013	2012
Finished goods	$151,658	$162,006
Raw materials	46,985	56,989
Work in process	6,699	7,972

Total inventory	$205,342	$226,967

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

5. Property, plant and equipment, net

        Property, plant and equipment, net consist of the following:

	December 31,
	2013	2012
Machinery and equipment	$858,423	$882,129
Land, buildings and improvements	646,774	657,494
Other equipment	19,972	20,192
Construction-in-progress	12,386	16,610

Total property, plant and equipment	1,537,555	1,576,425
Less: accumulated depreciation	(802,204)	(788,320)

Property, plant and equipment, net	$735,351	$788,105

        Property, plant and equipment, net includes $14,982 and $1,455 of machinery and equipment classified as capital leases as of December 31, 2013 and 2012, respectively.

        Depreciation expense, including depreciation of assets under capital leases, totaled $56,127, $63,965 and $68,281 for December 31, 2013, 2012 and 2011, respectively, which is included in cost of goods sold and selling, general and administrative expenses in the combined predecessor statements of operations.

Impairments

        The Company recorded impairment charges primarily in conjunction with plant closings undertaken for purposes of market consolidation and recognized asset impairment charges for its property, plant and equipment of $24,975, $13,158 and $17,402 for the years ended December 31, 2013, 2012 and 2011, respectively. Asset impairments of $0, $0 and $146 related to closed plants that were part of a disposed component were included in loss from discontinued operations for the years ended December 31, 2013, 2012 and 2011, respectively. Asset impairments are included in impairment and restructuring costs on the combined predecessor statements of operations.

6. Goodwill and other intangible assets, net

        The Company has 13 reporting units of which five included goodwill in the period from 2011 through 2013. In accordance with ASC 350, the Company annually performs step one of its goodwill impairment test by comparing the fair value of each reporting unit with its carrying value. The Company completed assessments as of October 1 of each reporting period. One reporting unit, U.S. Pressure Pipe, failed step one and the Company recorded a goodwill impairment charge of $236,639 during the year ended December 31, 2013 based on the amount by which the carrying value of the reporting unit exceeded the fair value of the identifiable assets and liabilities of the reporting unit. The charge was a result of a significant reduction in the forecast for revenue in the U.S. pressure pipe reporting unit. At December 31, 2012, the Company determined the fair value of its reporting units with goodwill exceeded their respective carrying values. As a result, management concluded that there was no goodwill impairment. During the year ended December 31, 2011, one reporting unit within the Other segment, the U.K. Structherm business, recorded a goodwill impairment charge in the amount of $1,962. Impairment charges recorded are included within impairment and restructuring

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

6. Goodwill and other intangible assets, net (Continued)

charges on the consolidated predecessor statements of operations. There were no other impairments recorded to goodwill during the reporting periods.

        The following table presents the changes in the net carrying value of goodwill by reportable segment:

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Bricks	U.K. Bricks and Blocks	Other	Total
December 31, 2011	$65,579	$266,549	$—	$—	$12,979	$345,107
Foreign Currency	1,792	817	—	—	587	3,196

December 31, 2012	67,371	267,366	—	—	13,566	348,303
Foreign Currency	(4,453)	(2,031)	—	—	282	(6,202)
Impairment	—	(236,639)	—	—	—	(236,639)

December 31, 2013	$62,918	$28,696	$—	$—	$13,848	$105,462

        Intangible assets other than goodwill at December 31, 2013 included the following:

	Weighted average amortization period (in years)	Gross carrying amount as of December 31, 2013	Accumulated amortization	Accumulated Impairment	Net carrying value as of December 31, 2013
Clay rights	27.2	$1,637	$(549)	(500)	$588
Merchant relationships	9.3	20,429	(17,621)	(1,319)	1,489
Brand names	Indefinite	17,642	—	(7,749)	9,893
Carbon emissions	Indefinite	465	—	—	465
Other	16.0	4,092	(3,027)	—	1,065

Total intangible assets		$44,265	$(21,197)	$(9,568)	$13,500

        Due to the continued uncertainty regarding the strength and timing of the economic recovery at the end of 2013, management performed an impairment review based on estimated cash flows of all intangible assets. An impairment charge was recognized in relation to intangible assets other than goodwill in the amount of $1,725 in 2013.

        Intangible assets other than goodwill at December 31, 2012 included the following:

	Weighted average amortization period (in years)	Gross carrying amount as of December 31, 2012	Accumulated amortization	Accumulated Impairment	Net carrying value as of December 31, 2012
Clay rights	27.2	$1,604	$(480)	—	$1,124
Merchant relationships	9.3	20,014	(16,416)	—	3,598
Brand names	Indefinite	17,284	—	(7,591)	9,693
Carbon emissions	Indefinite	719	—	—	719
Other	16.0	3,345	(2,901)	—	444

Total intangible assets		$42,966	$(19,797)	$(7,591)	$15,578

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

6. Goodwill and other intangible assets, net (Continued)

        Total amortization expense was $939, $2,233 and $2,263 for the years ended December 31, 2013, 2012 and 2011, respectively.

        The following table reflects the future amortization on definite-lived intangible assets:

Years ending December 31:
2014	$500
2015	513
2016	513
2017	513
2018	259
Thereafter	844

Total future amortization expense	$3,142

7. Fair value measurement

        The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities. The carrying value of the Company's trade receivables, trade payable and accrued liabilities approximates fair value due to their short-term maturity. The Company may adjust the carrying amount of certain nonfinancial assets to fair value on a nonrecurring basis when they are impaired.

        The following tables present, by level within the fair value hierarchy, certain of our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, respectively. The tables do not include either cash on hand or assets and liabilities that are measured at historical cost or any basis other than fair value.

		Fair value measurements at December 31, 2013 using
	Carrying Amount December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2013
Current assets
Assets held for sale	$7,501	$—	$—	$7,501	$7,501
Non-current assets
Assets held for sale	14,295	—	—	14,295	14,295
Deferred compensation	$452	$—	$—	$452	$452
Non-current liabilities
Deferred compensation	$452	$—	$—	$452	$452

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

7. Fair value measurement (Continued)

		Fair value measurements at December 31, 2012 using
	Carrying Amount December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2012
Current assets
Assets held for sale	$23,380	$—	$—	$23,380	$23,380
Non-current assets
Assets held for sale	18,647	—	—	18,647	18,647
Deferred compensation	$491	$—	$—	$491	$491
Non-current liabilities
Deferred compensation	$491	$—	$—	$491	$491
        Assets and liabilities held for sale are classified as level 3 and are valued using discounted cash flow models, comparison to comparable properties and appraisals and other industry standards means of valuing properties. Deferred compensation is classified as level 3 and is valued using cash surrender value of Company-owned life insurance. The fair values of benefit plan assets and the related disclosure are included in Note 18, Employee Benefit Plans.

        Also, at December 31, 2013 and 2012, the Company held certain items that are required to be measured at fair value on a nonrecurring basis. These included property, plant and equipment for which impairment charges in the amount of $24,975 and $13,158 were recorded during the years ended December 31, 2013 and 2012 respectively, and a goodwill and other intangible asset impairment charge in the amount of $238,364 was recorded during the year ended December 31, 2013. The amount of impairment on property, plant and equipment is based on industry standard valuation models based on observable market-based inputs, and expected future cash flows. The amount of goodwill impairment is based on the estimated fair value of the assets, which is determined using discounted future net cash flows that include, among other things, expected sales volumes, sales growth, gross margin, operating expenses and cash flow. As a result of performing these calculations on an income approach, these values are classified as level 3 on the fair value hierarchy.

8. Accrued liabilities

        Accrued liabilities consist of the following for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Accrued payroll and employee benefits	$25,399	$27,175
Accrued rebates	26,937	18,858
Accrued taxes	9,136	10,606
Shutdown and restructuring costs	6,968	7,859
Accrued warranty	3,874	2,795
Bank overdraft	1,338	1,611
Other	3,289	6,175

	$76,941	$75,079

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

9. Other long-term liabilities

        Other long-term liabilities consist of the following for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Asset retirement obligations	$20,935	$21,567
Workers' compensation	14,347	16,130
Employee benefits	6,770	5,752
Insurance	4,305	3,123
Tax-related provisions	2,691	2,881
Accrued warranty	1,843	2,686
Environmental remediation liability	1,597	793
Other	4,080	3,677

	$56,568	$56,609

10. Income taxes

        The income tax benefits (expenses) from continuing operations for the years ended December 31 were as follows:

	2013	2012	2011
Current income tax
U.S. companies	$(436)	$(105)	$(261)
U.K. companies	—	—	—
Canadian companies	(4,796)	(8,507)	(15,412)

	(5,232)	(8,612)	(15,673)
Deferred income tax
U.S. companies	—	—	—
U.K. companies	(508)	2,470	12,687
Canadian companies	2,671	1,769	878

	2,163	4,239	13,565

Income tax benefit (expense)—continuing operations	$(3,069)	$(4,373)	$(2,108)

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

10. Income taxes (Continued)

        The income tax benefits (expenses) from discontinued operations for the years ended December 31 were as follows:

	2013	2012	2011
Current income tax
U.S. companies	$—	$—	$—
U.K. companies	—	—	—
Canadian companies	—	(3,609)	(839)

	—	(3,609)	(839)
Deferred income tax
U.S. companies	—	—	—
U.K. companies	—	—	—
Canadian companies	—	5,583	(30)

	—	5,583	(30)

Income tax benefit (expense)—discontinued operations	$—	$1,974	$(869)

        The Company's loss from continuing operations before income taxes for the years ended December 31 was as follows:

	2013	2012	2011
U.S. companies	$(253,130)	$(64,315)	$(71,430)
U.K. companies	(4,907)	(13)	(33,177)
Canadian companies	8,409	26,359	52,783

	$(249,628)	$(37,969)	$(51,824)

        Taxes recognized in other comprehensive income for the years ended December 31 were as follows:

	2013	2012	2011
Tax effects relating to:
Actuarial gains and losses on defined benefit plans	$(1,365)	$769	$807

	$(1,365)	$769	$807

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

10. Income taxes (Continued)

        The rate reconciliation for continuing operations presented below is based on the U.S. federal statutory tax rate of 35% because the predominant business activity is in the United States:

	2013	2012	2011
(Loss) profit before tax	$(249,628)	$(37,969)	$(51,824)

Tax benefit (expense) at statutory rate of 35%	87,370	13,289	18,138
Changes to the theoretical tax due to:
Valuation Allowance	(8,514)	(23,719)	(25,877)
Imputed intercompany interest	1,724	3,677	4,960
Changes in tax rate	374	198	555
Goodwill impairment	(82,825)	—	—
State and foreign taxes	(62)	973	917
Foreign rate differential	(168)	1,213	(317)
Other	(968)	(4)	(484)

Income tax benefit (expense)	$(3,069)	$(4,373)	$(2,108)

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

10. Income taxes (Continued)

        The net deferred tax assets (liabilities) balances were comprised of the following components as of December 31, 2013:

	U.S.	Canada	U.K.	Total
Deferred tax assets:
Environmental liabilities	$5,141	$—	$—	$5,141
Net operating loss	106,648	—	2,714	109,362
Retirement benefit plan obligations	—	6,103	—	6,103
Intangible assets	14,090	2,079	871	17,040
Other assets	15,753	2,181	5,187	23,121

	141,632	10,363	8,772	160,767
Valuation allowance	(100,092)	—	(5,271)	(105,363)

Deferred tax assets	41,540	10,363	3,501	55,404
Deferred tax liabilities:
Property, plant and equipment	(28,517)	(16,765)	(4,714)	(49,996)
Other liabilities	(13,023)	—	(857)	(13,880)

Deferred tax liabilities	(41,540)	(16,765)	(5,571)	(63,876)

Net deferred tax liabilities	$—	$(6,402)	$(2,070)	$(8,472)

        The net deferred tax assets (liabilities) balances were comprised of the following components as of December 31, 2012:

	U.S.	Canada	U.K.	Total
Deferred tax assets:
Environmental liabilities	$5,760	$—	$—	$5,760
Net operating loss	100,847	—	—	100,847
Retirement benefit plan obligations	—	7,207	—	7,207
Intangible assets	16,737	2,397	362	19,496
Other assets	15,833	1,929	4,983	22,745

	139,177	11,533	5,345	156,055
Valuation allowance	(94,225)	—	(3,287)	(97,512)

Deferred tax assets	44,952	11,533	2,058	58,543
Deferred tax liabilities:
Property, plant and equipment	(30,345)	(19,738)	(3,019)	(53,102)
Other liabilities	(14,607)	—	(973)	(15,580)

Deferred tax liabilities	(44,952)	(19,738)	(3,992)	(68,682)

Net deferred tax liabilities	$—	$(8,205)	$(1,934)	$(10,139)

        Income tax expense and related current and deferred income taxes receivable and payable are calculated assuming that we file hypothetical stand-alone income tax returns in Canada and the United Kingdom and hypothetical consolidated income tax returns for the U.S. BP activities. Historically, the

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

10. Income taxes (Continued)

U.K. companies were members of the HUK group, and the U.S. companies were included in the consolidated U.S. income tax return and certain consolidated or unitary group state returns of LHI. Losses and other tax attributes generated on a hypothetical stand-alone basis and hypothetical consolidated return basis are reflected as deferred tax assets, even though some of those losses or attributes may have been utilized by other members of the HUK or LHI groups. All hypothetical current taxes payable or receivable are deemed settled through net parent investment.

        The Company has U.S. net operating loss carryfowards of approximately $290,698, a portion of which will start to expire in 2028. The Company has net capital losses of approximately $12,874 from the Company's U.K. operations that will not expire even if not utilized. The Company's deferred tax assets and liabilities are determined on the hypothetical basis described above and may not reflect the amount that would be determined if the Company separated from the HC group. These net operating loss carryforwards were attributed to the Company based on the U.S. entities' portion of the consolidated U.S. income profit and taxes.

        The Company reviews its deferred tax assets for recoverability and provides a valuation allowance when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. In assessing the need for a valuation allowance, the Company considered all available positive and negative evidence, including the Company's ability to carryback operating losses to prior years, the reversal of deferred tax liabilities, tax planning strategies and projected future taxable income. Considering these factors, the Company established a valuation allowance against its U.S. deferred tax assets as of December 31, 2013 and 2012, and U.K. deferred tax assets as of December 31, 2013 and 2012.

Uncertain tax positions

        We are subject to audit examinations at federal, state, local and foreign levels by tax authorities in those jurisdictions who may challenge the treatment or reporting of any tax return item. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcomes of these challenges are subject to uncertainty. Taxable years after 2009 are still open for examination for the U.S. and Canada. Taxable years after 2010 are still open for examination for the U.K.

        Each period we assess uncertain tax positions for recognition, measurement and effective settlement. Benefits from uncertain tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Where we have determined that our tax return filing position does not satisfy the more-likely-than-not recognition threshold, we have recorded no tax benefits.

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

10. Income taxes (Continued)

        A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Year ended December 31,
	2013	2012	2011
Balance brought forward	$2,339	$3,015	$3,121
Additions related to current year	418	238	35
Reductions related to lapse of statute of limitations	—	(914)	(141)

Balance carried forward	$2,757	$2,339	$3,015

        The Company includes the impact of interest and penalties in income tax expense. The combined balance sheet includes $599 of accrued interest at December 31, 2013, 2012 and 2011, respectively. The Company expects resolution of the uncertain tax positions to have a $2,757 impact on the effective tax rate in future years. During the twelve months ending after December 31, 2013, due to expiration of statutes of limitations, the Company expects a $208 reduction in uncertain tax positions and a $56 reduction in accrued interest related to multinational transactions and fixed assets transactions.

11. Commitments and contingencies

        As of December 31, 2013, the Company had outstanding surety bonds in the amount of $119,489 to secure performance commitments. The Company also had letters of credit with a total notional amount of $10,163 and a total amount outstanding of $10,163 as of December 31, 2013.

Operating leases

        The Company leases certain property and equipment for various periods under noncancelable operating leases. The Company's future minimum lease payments under such agreements at December 31, 2013 were approximately:

Years ending December 31:
2014	$4,531
2015	3,054
2016	2,001
2017	1,288
2018	1,094
Thereafter	5,335

Total future minimum lease payments	$17,303

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

11. Commitments and contingencies (Continued)

Capital leases

        The Company leases certain equipment under arrangements classified as capital leases. The Company's future minimum lease payments under such capital leases for equipment and vehicles along with the present value of the net minimum lease payments as of December 31, 2013 is as follows:

Years ending December 31:
2014	$2,854
2015	2,846
2016	2,780
2017	2,701
2018	2,475
Thereafter	3,668

Total future minimum lease payments	$17,324
Less: amount representing interest	(1,853)

Present value of minimum lease payments	$15,471
Less: current portion	(2,407)

Long-term portion	$13,064

Legal matters

        The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's combined predecessor financial position, results of operations, or liquidity. Other than routine litigation incidental to the Company business, there are no material legal proceedings to which the Company is a party or to which any of the Company's properties are subject.

Asset retirement obligations (ARO)

        The Company incurs reclamation obligations as part of its brick production processes. The Company recognizes the present value of the fair value of a legally enforceable liability representing an asset retirement obligation in the period in which it is incurred. Accretion of the liability is recorded as an accretion expense. It also recognizes an asset representing the anticipated costs of dismantling

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

11. Commitments and contingencies (Continued)

machinery and equipment ("tear-down" costs) and depreciates the asset over the remaining life of the equipment. The Company recorded the following ARO liabilities as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012
Beginning balance	$21,567	$25,768
Reclamation adjustment	901	(1,821)
Location sold	(1,520)	(2,670)
Spend	(513)	(244)
Accretion	500	534

Ending balance	$20,935	$21,567

12. Related party transactions

Parent company net investment

        The combined predecessor financial statements for the Company are based on the accounting records of HC. Within these records, each subsidiary of BP has its own equity accounts in the books and records, as well as intercompany balances due (to)/from affiliates and operations within HC. These intercompany balances are considered by HC as part of the capital structure of these entities and are not regularly settled in cash with the affiliate counterparties. Therefore, these intercompany balances act as clearing accounts between the parties and consist of the accumulated net transactions between the Company and other entities and operations of HC and may include both operating items (allocated expenses and purchases of services and materials) and equity items (transfers of assets, cash and dividends). The Company has recorded all such equity and intercompany balances in a single caption, Parent company net investment.

        The following table presents the components of net transfers to Parent for each of the years ended December 31:

Net transfer category	2013	2012	2011
Cash clearing and other financing activities	$(28,373)	$(47,965)	$(31,143)
Allocated expenses	(44,945)	(48,038)	(49,107)
Current income taxes—federal and state	(3,069)	(4,373)	(2,108)

	$(76,387)	$(100,376)	$(82,358)

Allocated expenses

        The Company was allocated selling, general and administrative expenses from the Parent for certain shared services of $44,945, $48,038 and $49,107 for the years ended December 31, 2013, 2012 and 2011, respectively. The allocated expenses are included in cost of goods sold or selling, general and administrative expenses in the combined predecessor statements of operations. The historical costs and expenses reflected in our combined predecessor financial statements include an allocation for certain corporate functions historically provided by HC or its wholly-owned subsidiaries. Substantially all of the

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

12. Related party transactions (Continued)

Company's senior management is employed by HC and certain functions critical to the Company's operations are centralized and managed by HC. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. Additionally, the Company resides in office space provided by affiliates of HC. The cost of each of these services has been allocated to the Company on the basis of the Company's relative net sales or headcount as compared to that of HC depending upon which allocation methodology is more meaningful for each such service. The Company and HC believe that these allocations reasonably reflect the utilization of services provided and benefits received. However, these amounts are not necessarily representative of the amounts that would have been incurred by the Company as a separate entity.

Related party payables and activity

        The Company has the following net payables to affiliates that are regularly settled in cash as of December 31, 2013 and 2012:

	As at December 31,
	2013	2012
Related party creditors:
Hanson Quarry Products Europe Ltd.	$4,518	$11,254
Castle Cement Ltd.	544	720
Hanson Packed Products Ltd.	95	212

Total related party creditors	$5,157	$12,186

        Purchases of raw materials from affiliates for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Years ended December 31,
	2013	2012	2011
United Kingdom	$24,193	$23,038	$23,792
North America	23,026	25,063	22,720

	$47,219	$48,101	$46,512

13. Segment reporting

        Segment information is presented in accordance with ASC 280, Segment Reporting ("ASC 280"), which establishes standards for reporting information about operating segments. It also establishes standards for related disclosures about products and geographic areas. Operating segments are defined as components of an enterprise that engage in business activities that earn revenues, incur expenses and prepare separate financial information that is evaluated regularly by the Company's chief operating decision maker in order to allocate resources and assess performance.

        Net sales from the major products sold to external customers include concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks.

        No single customer accounted for 10% or more of our net sales for any of the periods reported.

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

13. Segment reporting (Continued)

        The Company's three geographic areas consist of the United States, Canada and the United Kingdom for which it reports net sales, fixed assets and total assets. The chief operating decision maker ("CODM") reviews earnings before interest, taxes, depreciation and amortization ("EBITDA") and the adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") as a basis for making the decisions to allocate resources and assess performance. Adjusted EBITDA is calculated as EBITDA before non-cash charges and certain other income and expenses. EBITDA and Adjusted EBITDA are non-GAAP measures of our financial performance or liquidity. EBITDA and Adjusted EBITDA contain certain limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replenish assets being depreciated. In addition, the CODM uses adjusted EBITDA to evaluate the effectiveness of our business strategies to make budgeting decisions and compare our performance relative to our peers.

        The following tables set forth reportable segment information with respect to net sales and other financial information attributable to our reportable segments for the years ended December 31, 2013, 2012 and 2011:

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Bricks	U.K. Bricks & Blocks	Other	Total
For year ended December 31, 2013:
Net Sales	$345,785	$171,789	$145,508	$263,216	$198,065	$1,124,363
Loss from continuing operations	(9,325)	(225,649)	(4,910)	(3,068)	(9,745)	(252,697)
Interest expense	—	—	—	677	—	677
Income tax expense	32	348	2,181	342	166	3,069
Depreciation and amortization	17,546	4,929	14,164	16,999	3,428	57,066

EBITDA, from continuing operations	8,253	(220,372)	11,435	14,950	(6,151)	(191,885)
Loss from discontinued operations, before tax	—	—	—	—	(14)	(14)

EBITDA	8,253	(220,372)	11,435	14,950	(6,165)	(191,899)
Gain on sale of property, plant and equipment	(3,579)	(3)	(269)	(4,668)	(155)	(8,674)
Impairment and restructuring	8,793	238,296	3,352	15,569	1,121	267,131
Loss from discontinued operations, before tax	—	—	—	—	14	14

Adjusted EBITDA	$13,467	$17,921	$14,518	$25,851	$(5,185)	$66,572

Capital expenditures	$3,241	$4,279	$2,889	$4,854	$400	$15,663

Total assets	$441,747	$178,528	$199,430	$398,398	$127,094	$1,345,197

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

13. Segment reporting (Continued)

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Bricks	U.K. Bricks & Blocks	Other	Total
For year ended December 31, 2012:
Net Sales	$402,680	$184,396	$143,754	$259,491	$187,300	$1,177,621
Income (loss) from continuing operations	(31,317)	8,358	(9,534)	(1,234)	(8,615)	(42,342)
Interest expense	—	—	—	46	—	46
Income tax expense (benefit)	2,744	1,272	2,827	(1,658)	(812)	4,373
Depreciation and amortization	23,899	6,128	15,014	17,229	3,928	66,198

EBITDA, from continuing operations	(4,674)	15,758	8,307	14,383	(5,499)	28,275
Loss from discontinued operations, before tax	—	—	—	—	(18,841)	(18,841)

EBITDA	(4,674)	15,758	8,307	14,383	(24,340)	9,434
(Gain) loss on sale of property, plant and equipment	(9,865)	47	(68)	(7,756)	(99)	(17,741)
Impairment and restructuring	11,703	5	2,349	6,424	1,960	22,441
Loss from discontinued operations, before tax	—	—	—	—	18,841	18,841

Adjusted EBITDA	$(2,836)	$15,810	$10,588	$13,051	$(3,638)	$32,975

Capital expenditures	$6,085	$1,500	$3,704	$5,462	$1,485	$18,236

Total assets	$473,407	$447,204	$213,687	$426,644	$136,425	$1,697,367

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Bricks	U.K. Bricks & Blocks	Other	Total
For year ended December 31, 2011:
Net Sales	$428,106	$195,714	$134,989	$270,897	$191,301	$1,221,007
Income (loss) from continuing operations	(35,204)	25,387	(13,507)	(20,472)	(10,136)	(53,932)
Interest expense	—	—	—	12	—	12
Income tax expense (benefit)	4,469	7,244	3,082	(8,516)	(4,171)	2,108
Depreciation and amortization	25,959	5,093	16,159	19,149	4,184	70,544

EBITDA, from continuing operations	(4,776)	37,724	5,734	(9,827)	(10,123)	18,732
Loss from discontinued operations, before tax	—	—	—	—	(3,300)	(3,300)

EBITDA	(4,776)	37,724	5,734	(9,827)	(13,423)	15,432
(Gain) loss on sale of property, plant and equipment	(6,945)	99	(179)	(1,546)	(17)	(8,588)
Impairment and restructuring	5,706	—	1,005	19,611	4,740	31,062
Loss from discontinued operations, before tax	—	—	—	—	3,300	3,300

Adjusted EBITDA	$(6,015)	$37,823	$6,560	$8,238	$(5,400)	$41,206

Capital expenditures	$10,481	$4,542	$3,550	$6,125	$808	$25,506

Total assets	$580,114	$434,355	$224,927	$457,975	$139,543	$1,836,914

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

13. Segment reporting (Continued)

        In addition, the Company also has an investment in an equity method investee recorded within the following segment:

	Year ended December 31,
	2013	2012
Gravity pipe & precast	$46,618	$46,397

        The Company is also required by ASC 280 to disclose additional information related to geographic locations in which the Company operations exist. The Company has operations in the United States, Canada and the United Kingdom.

        The Company has both net sales and property, plant and equipment in each country and those property, plant and equipment and net sales are recorded within each applicable geographic location as follows:

  Property, plant and equipment

	Year ended December 31,
	2013	2012	2011
United States	$286,445	$317,356	$400,908
Canada	140,928	157,911	161,469
United Kingdom	307,978	312,838	332,567

	$735,351	$788,105	$894,944

  Net sales

	Year ended December 31,
	2013	2012	2011
United States	$594,248	$612,210	$596,676
Canada	138,779	178,891	220,759
United Kingdom	391,336	386,520	403,572

	$1,124,363	$1,177,621	$1,221,007

14. Discontinued operations and assets held for sale

        The Company regularly evaluates current and future market demand for its building products across all regions of the United States, Canada and the United Kingdom. At certain times, management may determine to close plants to consolidate or exit certain markets. When plants are closed, inventory and equipment is relocated or scrapped, and land and buildings are sold. In most cases, the criteria have been met for the plant assets to be classified as held for sale at the time the plants are closed. If plant closures are associated with the Company's decision to exit a market, and there are no significant ongoing cash flows related to plants held for sale, income (loss) from long-lived

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

14. Discontinued operations and assets held for sale (Continued)

assets held for sale are presented as discontinued operations net of tax below income from continuing operations in the combined predecessor statement of operations. Alternatively, in cases where plant closures are related to a decision by the Company to consolidate, but not exit, a market, the related plant assets are classified as held for sale, and the associated income (loss) is included in continuing operations.

        The following table shows the components of discontinued operations for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
Revenues	$—	$29,090	$44,239

Gain (loss) from operations of discontinued operations before income tax	160	(3,288)	(3,682)
Gain (loss) on disposal of discontinued operations	(174)	(15,553)	382
Income tax benefit (expense) from discontinued operations	—	1,974	(869)

Gain (loss) on discontinued operations, net of tax	$(14)	$(16,867)	$(4,169)

        Cash flows relating to all plants that met the ASC 360 criteria for held for sale classification as of December 31, 2013 are included in discontinued operations for all periods presented if those plants were part of a component that was disposed of during the periods presented. Certain of these plants did not meet the criteria for held for sale classification at December 31, 2012. For comparative purposes, the long-lived assets associated with these plants are included in assets held for sale at December 31, 2012 as presented on the combined predecessor balance sheet.

        In 2013, the Company sold its roof tile business in the western region of the United States for total proceeds of $1,847, resulting in a loss of $174. The Company no longer operates a roof tile business in the western region of the United States.

        In 2012, the Company sold its paving products business for net proceeds of $60,565, resulting in a loss of $15,427. In 2012, the Company also sold its structural precast business in the western United States for net proceeds of $1,500, including notes receivable of $850, resulting in a net loss of $126.

        In 2011, the Company sold two of its roof tile manufacturing plants in the western region of the United States for net proceeds of $10,287, resulting in a gain of $382.

15. Impairment and Restructuring charges

        The Company recorded impairment and restructuring charges for the years ended December 31, 2013, 2012 and 2011 as follows:

	Years ended December 31,
	2013	2012	2011
Impairment of goodwill and other intangibles (Note 6)	$238,364	$—	$1,962
Impairment of property, plant and equipment (Note 5)	24,975	13,158	17,402
Restructuring charges	3,792	9,283	11,698

	$267,131	$22,441	$31,062

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

15. Impairment and Restructuring charges (Continued)

        The Company periodically initiates programs to reduce costs and improve operating effectiveness. These programs include the closing of plants and the termination of portions of the workforce. As part of these plans, the Company incurs severance, lease and other contract termination costs. The table below identifies selected restructuring costs incurred by period:

	Liability Balance at January 1	Restructuring Expenses	Restructuring Settlements	Liability Balance at December 31
For the year ended December 31, 2013
Restructuring charges:
Employee Severance and Other	$2,649	$2,565	$(3,553)	$1,661
Lease terminations	1,443	—	(394)	1,049

Total	$4,092	$2,565	$(3,947)	$2,710

For the year ended December 31, 2012
Restructuring charges:
Employee Severance and Other	$1,952	$8,615	$(7,918)	$2,649
Lease terminations	1,760	63	(380)	$1,443

Total	$3,712	$8,678	$(8,298)	$4,092

For the year ended December 31, 2011
Restructuring charges:
Employee Severance and Other	$6,087	$9,413	$(13,548)	$1,952
Lease terminations	254	1,648	(142)	1,760

Total	$6,341	$11,061	$(13,690)	$3,712

16. Investments in equity method investee

        On July 20, 2012, the Company entered into a joint venture agreement with Americast, Inc. to form Concrete Pipe & Precast LLC ("CP&P"). The Company contributed plant assets and related inventory from nine operating locations as part of the agreement to form CP&P and in return for the contribution the Company obtained a 50% ownership stake in the joint venture through its 500 Common Unit voting shares in CP&P. The Company also received 150 preferred units redeemable for $100 each, or a $15,000 Preferred Interest in CP&P, for which the Company received a preferred return of $437 and $180 during 2013 and 2012, respectively. The preferred return is included in other income in the combined statements of operations and in related party receivables on the combined balance sheets. The Company has recorded its investment in the Common Unit voting shares in accordance with ASC 323, Investments—Equity Method and Joint Ventures ("ASC 323"), under the equity method of accounting. The preferred interest is accounted for by the Company as an interest-bearing receivable. As part of the formation of CP&P, the Company recognized a gain of $2,264 based on the difference between the Company's shares of the fair value of the total consideration transferred by the Company and Americast, Inc. and net book value of the contributed assets less the disposal costs.

        In July 2014, the Company's 150 preferred units in the amount of $15,000 were redeemed for cash.

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

16. Investments in equity method investee (Continued)

        In addition to the interest receivable, the Company also has a trade receivable from CP&P in the amount of $370 as of December 31, 2012, which is reflected within related party receivable in the combined balance sheets.

        The Company's investment in CP&P consisted of the following:

	At December 31,
	2013	2012
Common units at cost	$46,397	$47,267
Accumulated equity in earnings of investee	221	(870)

Investment in equity method investee	46,618	46,397
Preferred interest in equity method investee	15,000	15,000

	$61,618	$61,397

17. Contract revenue

        Certain of the Company's businesses recognize contract revenue from their engineering and construction as well as building contracting arrangements using the percentage-of-completion method, based on the contract cost incurred to date compared to total estimated contract cost. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred.

        Revenue recognized in excess of amounts billed is classified as a current asset within Trade receivables, net on the combined predecessor balance sheets. Revenue recognized in excess of billings were $15,094 and $11,360 as of December 31, 2013 and 2012, respectively. Amounts billed to clients in excess of revenue recognized to date are classified as a current liability within deferred revenue on the combined predecessor balance sheets. The Company anticipates that substantially all incurred cost associated with contract work in progress as of December 31, 2013 will be billed and collected in 2014. Billings in excess of revenue recognized was of $515 and $3,072 as of December 31, 2013 and 2012, respectively. Additionally, the Company also records balances billed, but not yet paid by customers under retainage provisions related to these contracts as part of trade receivables, net, within the combined balance sheets. The amount of receivables due under retainage provisions as of December 31, 2013 and 2012 was $5,637 and $5,223, respectively.

        Certain of the Company's businesses also enter into agreements to provide inventory to customers for long-term construction projects. Revenue recognition is based on shipments of the respective goods ordered by the customer as these shipments represent substantive performance. The billings for these goods manufactured for the customer are based on contract terms which may or may not coincide with shipments of the goods which gives rise to either unbilled or deferred revenue.

        The Company records revenue recognized in excess of amounts billed as a current asset within Trade receivables, net on the combined predecessor balance sheets. Revenue recognized in excess of billings for these contractual arrangements were $3,212 and $4,945 as of December 31, 2013 and 2012, respectively. Amounts billed to clients in excess of revenue recognized to date are classified as a current liability within deferred revenue on the combined predecessor balance sheets. Billings in excess of revenue recognized for these contracts were $3,783 and $21,580 as of December 31, 2013 and 2012,

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

17. Contract revenue (Continued)

respectively. Additionally, the Company also records balances billed, but not yet paid by customers under retainage provisions as part of trade receivables, net, within the combined balance sheets. The amount of receivables due under retainage provisions as of December 31, 2013 and 2012 was $166 and $884, respectively.

18. Employee benefit plans

Canadian employee benefit plans

        The Canadian companies within the Company sponsor several qualified and nonqualified pension plans and other postretirement benefit plans (OPEB) for substantially all of their employees. Such plans are defined benefit plans. The benefits provided under these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions. BP management, together with the relevant trustees of the various defined benefit plans, have a policy of ongoing review of the investment guidelines of each of the plans.

        The Company, together with the trustees, has a long-term goal of matching liabilities of the defined benefit plans by investing in assets with an appropriate level of return. Contributions totaled $2,037 and $2,775 in 2013 and 2012, respectively. The Company has not currently concluded on the level of contribution to the defined benefit plans for 2014; however, contributions to the plans in 2014 are expected to meet or exceed all minimum funding requirements.

        The Company continually monitors the net investment portfolio return assumption for its Canadian plans to align with management's long-term strategy to increase the asset allocation of fixed-income investments.

        The asset allocations for the Company's Canadian defined benefit retirement plans at the end of 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
Bonds	64%	69%
Equities	36%	31%

	100%	100%

        The Company's plan assets are accounted for at fair value. The Company's asset allocations by level within the fair value hierarchy as of December 31, 2013 and 2012 are presented in the table below for the Company's defined benefit plans.

	December 31, 2013				December 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset class:
Equity	$—	$13,929	$—	$13,929	$—	$12,500	$—	$12,500
Fixed income	—	24,763	—	24,763	—	27,821	—	27,821

Fair value of plan assets	$—	$38,692	$—	$38,692	$—	$40,321	$—	$40,321

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

        Fixed income funds include investments in government obligations, corporate bonds, agency obligations and asset-backed securities.

        Amounts recognized on the combined predecessor balance sheet as of December 31, 2013 are:

	Pension Benefits
	Overfunded Plans	Underfunded Plans	Other Postretirement Benefits	Total
Benefit obligation	$(4,405)	$(37,662)	$(8,880)	(50,947)
Fair value of plan assets	4,481	34,211	—	38,692

Funded status	$76	$(3,451)	$(8,880)	$(12,255)

Balance sheet recognition:
Noncurrent benefit asset	$76	$—	$—	$76
Noncurrent benefit liability	—	(3,451)	(8,540)	(11,991)
Current benefit liability	—	—	(340)	(340)

	$76	$(3,451)	$(8,880)	$(12,255)

        Amounts recognized on the combined predecessor balance sheet as of December 31, 2012 are:

	Pension Benefits
	Overfunded Plans	Underfunded Plans	Other Postretirement Benefits	Total
Benefit obligation	$—	$(48,969)	$(10,284)	$(59,253)
Fair value of plan assets	—	40,321	—	40,321

Funded status	—	(8,648)	(10,284)	$(18,932)

Balance sheet recognition:
Noncurrent benefit liability	$—	$(8,648)	$(9,921)	$(18,569)
Current benefit liability	—	—	(363)	(363)

	$—	$(8,648)	$(10,284)	$(18,932)

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

Reconciliation of pension obligations and plan assets

        The reconciliation of the beginning and ending balances of the pension obligation and the fair value of the plans' assets for the Canadian defined benefit retirement plans and other postretirement benefits for the years ended December 31, 2013 and 2012, are as follows:

	Pension Benefits	Other Postretirement Benefits	Total
Change in benefit obligation:
Benefit obligation at December 31, 2011	$43,200	$9,360	$52,560
Service cost	1,766	64	1,830
Interest cost	1,938	410	2,348
Employee contributions	95	—	95
Actuarial losses, net	3,206	581	3,787
Benefits paid	(2,451)	(392)	(2,843)
Exchange rate changes	1,215	261	1,476

Benefit obligation at December 31, 2012	48,969	10,284	59,253
Service cost	948	62	1,010
Interest cost	1,865	374	2,239
Employee contributions	69	—	69
Actuarial losses, net	(4,453)	(853)	(5,306)
Benefits paid	(2,207)	(329)	(2,536)
Exchange rate changes	(3,124)	(658)	(3,782)

Benefit obligation at December 31, 2013	$42,067	$8,880	$50,947

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

	Pension Benefits	Other Postretirement Benefits	Total
Change in plan assets:
Fair value of plan assets at December 31, 2011	$36,834	$—	$36,834
Actual return on plan assets	2,435	—	2,435
Actuarial gains, net	—	—	—
Employer contributions	2,383	392	2,775
Employee contributions	95	—	95
Benefits paid	(2,451)	(392)	(2,843)
Exchange rate changes	1,025	—	1,025

Fair value of plan assets at December 31, 2012	40,321	—	40,321
Actual return on plan assets	1,498	—	1,498
Actuarial gains, net	—	—	—
Employer contributions	1,708	329	2,037
Employee contributions	69	—	69
Benefits paid	(2,207)	(329)	(2,536)
Exchange rate changes	(2,697)	—	(2,697)

Fair value of plan assets at December 31, 2013	$38,692	$—	$38,692

	Pension Benefits	Other Postretirement Benefits
Funded status: benefit obligation in excess of net assets:
December 31, 2012	$8,648	$10,284
December 31, 2013	$3,375	$8,880

        The unrecognized net actuarial loss (gain) recorded in accumulated other comprehensive loss, pretax, for the years ended December 31, 2013 and 2012 are as follows:

	Pension Benefits	Other Postretirement Benefits
December 31, 2012	$3,206	$581
December 31, 2013	$(4,453)	$(853)

        The pretax amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic postretirement benefit cost (credit) in 2014 are as follows:

	Pension Benefits	Other Postretirement Benefits
Net actuarial loss	$7,613	$(351)
Prior service costs	144	(97)

	$7,757	$(448)

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

        The components of net periodic pension cost for retirement benefits for the Canadian pension and other postretirement benefits are summarized below for the years ended December 31:

	Pension Benefits
	2013	2012	2011
Service cost	$948	$1,766	$1,603
Interest cost	1,865	1,938	1,964
Expected return on plan assets	(1,925)	(2,067)	(2,070)
Past service cost recognized	20	21	21
Net loss/(gain) amortization	616	477	317

Net Expense	$1,524	$2,135	$1,835

	Other Postretirement Benefits
	2013	2012	2011
Service cost	$62	$64	$66
Interest cost	374	410	431
Past service cost recognized	(52)	(148)	(150)
Net loss/(gain) amortization	20	4	—

Net Expense	$404	$330	$347

        Pretax other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):

	2013	2012	2011
Actuarial (gain) loss, net	$(6,087)	$2,712	$2,998
Amortization of net actuarial (gains) losses, net	636	481	317
Amortization of prior year service costs	(32)	(127)	(129)

Net amount recognized in other comprehensive income (loss)	$(5,483)	$3,066	$3,186

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

        The key actuarial assumptions used in the determination of the benefit obligations and net periodic pension cost for the years ended December 31 are:

	2013	2012	2011
Weighted-average assumptions used to determine end of year benefit obligations:
Discount rate	4.65%	4.02%	4.42%
Expected rate of return on plan assets	4.65%	4.02%	5.50%
Rate of compensation increase	3.50%	4.00%	4.00%
Inflation	2.50%	2.50%	2.50%
Weighted-average assumptions used to determine net periodic pension cost:
Discount rate	4.02%	4.42%	5.07%
Expected rate of return on plan assets	5.00%	5.50%	6.00%
Future salary increases	4.00%	4.00%	4.00%
Inflation	2.50%	2.50%	2.50%

        The actuarial assumptions are dependent on the economic environment in Canada. The discount rate is based on the interest rate obtained on the measurement date for high-quality, fixed interest-bearing corporate bonds of a similar duration to that of the liabilities of the principal plans. The expected return on plan assets is determined using a uniform method based on long-term actual historical yields for each asset category of investments held in the plans and the future yields expected in each asset category. The measurement date for the pension benefit and other postretirement benefit plans is December 31. The assumed health care cost trend rate was 6.5% decreasing annually to an ultimate rate of 5% as of December 31, 2013 and 7% decreasing to an ultimate rate of 5% as of December 31, 2012. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	2013	2012
Effect on total of service and interest cost components—% point increase	$69	$77
Effect on total of service and interest cost components—% point decrease	(56)	(68)
Effect on postretirement benefit obligation—% point increase	(1,255)	1,426
Effect on postretirement benefit obligation—% point decrease	$(1,038)	$(1,256)

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

        Benefit payments for the Company's retirement plans expected to be paid during the next ten years are as follows:

	Pension Benefits	Other Postretirement Benefits
2014	$2,304	$340
2015	2,371	360
2016	2,446	378
2017	2,556	390
2018	2,697	413
Years 2019 to 2023	15,237	2,390

        The expected benefits to be paid are based on the same assumptions used to measure the Company's benefit obligation at December 31, 2013 and include estimated future employee service.

U.S. employee benefit plans

        The Company's U.S.-based employees are covered by defined benefit and defined contribution plans that are sponsored by others, including affiliates. There are no U.S. benefit plans that are sponsored by the Company.

Plans sponsored by affiliates

        Approximately 28% of the Company's active U.S.-based employees are vested in a defined benefit pension plan sponsored by LHI. This defined benefit plan covers other Parent employees that are not employees of the Company. LHI froze this defined benefit plan effective December 31, 2012 for all non-union U.S.-based employees, except for those who were within five years of their social security retirement date. LHI provides certain OPEB to eligible salaried and hourly non-union employees who have retired from the Company, including primarily retiree health and life insurance benefits. These OPEB benefits were frozen in 2006 for all U.S.-based non-union employees, except for a small number of "grandfathered" employees who met certain age and employment service criteria. Approximately 8% of the Company's active employees are "grandfathered" and eligible for retiree life insurance and retiree health care benefits should they retire with LHI at age 60 or later. Benefits, eligibility and cost-sharing provisions for hourly union employees vary by bargaining unit. Generally, the health care plans pay a stated percentage of most medical expenses, reduced for any deductible, copayment and payments made by government programs and other group coverage. In 2013, LHI announced changes to its retiree health care plans that covered retirees age 65 and older. This change did not impact any retirees who had retired under a collective bargaining agreement. Beginning in 2013, LHI stopped providing company-sponsored health care plans to retirees age 65 and older; rather it began providing a subsidy for each eligible retiree to purchase health care coverage best suited for his/her circumstance.

        The related pension and OPEB liability has not been allocated to the Company for the U.S. plans and has not been presented in the accompanying balance sheet since the obligation is and will remain a liability of the Parent. The Company recorded approximately $1,634, $5,999 and $6,915 for the years ended December 31, 2013, 2012 and 2011, respectively, in pension and other post-retirement benefits

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

expense related to its U.S. employees, which has been reflected within cost of goods sold and selling, general and administrative expenses in the accompanying combined predecessor statements of operations. The pension and OPEB expense recorded by the Company for plans sponsored by affiliates includes expenses of $662, $626 and $904, for the years ended December 31, 2013, 2012 and 2011, respectively, which are included in the allocated expenses described in Note 12 of the Notes to Combined Predecessor financial statements.

        LHI makes contributions to the plans for the Company's employees that participate in pension and other post-retirement benefit plans sponsored by LHI. For purposes of these combined predecessor financial statements, the Company accounts for its activities affecting these plans as if these single-employer plans sponsored by Lehigh Hanson North America were multi-employer plans in accordance with ASC 715.

        LHI also sponsors several defined contribution pension plans covering substantially all of the Company's employees. Eligible employees may contribute a portion of their base compensation to the plans, and their contributions are matched by the Company at rates specified in the plans. The Company made contributions to the plans sponsored by LHI for its employees that participate in the plans. These contributions totaled $8,683, $5,343 and $4,940 for the years ended December 31, 2013, 2012 and 2011, respectively, which are recorded within cost of goods sold and selling, general and administrative expenses in the combined predecessor statements of operations. The recorded expenses related to the defined contribution pension plans are reflected within cost of goods sold and selling, general and administrative expenses in the accompanying combined predecessor statements of operations. These expenses are not included in the allocated expenses described in Note 12 of the Notes to Combined Predecessor financial statements.

Plans sponsored by others

        In addition to the defined benefit pension and other post-retirement benefit plans and the defined contribution pension plans sponsored by LHI, the Company also has employees that are covered under several union-sponsored, multiemployer pension plans (union-sponsored plans). Neither the Company nor LHI administer the union-sponsored plans. Contributions are determined in accordance with the provisions of negotiated labor contracts. The plans are accounted for as defined contribution plans as it is not possible to isolate the components of such plans that would collectively comprise the Company's liability. In the event of plan termination or the Company's withdrawal from a plan, the Company may be liable for a portion of the plan's unfunded vested benefit obligation, if any. The cost of contributions to these multiemployer plans for the year ended December 31 is as follows:

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

		Pension Protection Zone Status
				FIP/RP Status Pending/ Implemented
	EIN / Pension Plan Number
Pension Fund		2013	2012		2013	2012	2011
					(in thousands)
Bricklayers and Allied Craft Workers (MN & ND)	51-6029930	Green	Green		101	124	102
Bricklayers and Trowel Trades International Pension Fund	52-6127746	Yellow	Yellow	Implemented	27	36	30
Central Laborers Pension Fund	37-6052379	Red	Red	Implemented	579	548	473
Central Pension Fund of IUOE & Participating Employers	36-6052390	Green	Green		60	55	53
Central States Southeast and Southwest Areas Pension Fund	36-6044243	Red	Red	Implemented	524	483	392
LIUNA National (Industrial) Pension Fund	52-6074345	Red	Red	Implemented	3	3	3
Minnesota Laborers Fringe Benefits Funds	41-6083775	Green	Green		158	223	170
National Integrated Group Pension Plan	22-6190618	Red	Red	Implemented	76	72	53

Total Contributions					$1,528	$1,544	$1,276

U.K. employee benefit plan

        Certain of the Company's BP U.K. employees participate in a defined benefit pension plan, closed to future accrual and to which BP U.K. is a participating employer ("U.K. Plan"). The costs related to the Company's employees and retirees that participate in this plan are allocated to the Company based on the relevant pensionable salaries in each of the statutory entities that participate in the Parent's plan. The Company's allocated expenses were approximately $9,323, $8,323 and $7,550 for the years ended December 31, 2013, 2012 and 2011, respectively, which has been reflected within cost of goods sold and selling, general and administrative expenses in the accompanying combined predecessor statements of operations. The U.K. allocated expenses are included in the allocated expenses described in Note 12. The plan also includes other HUK employees that are not employees of the Company. The related pension liability has not been allocated to the Company for the U.K. plan and has not been presented in the accompanying balance sheet since the obligation is and will remain a liability of HUK. For purposes of these combined predecessor financial statements the Company has accounted for its activities affecting the U.K. plan as if this plan to which BP U.K. is a participating employer were a multi-employer plan in accordance with ASC 715.

        The following lists the plan to which BP U.K. is a participating employer and a brief description of the plan and the amount of contributions made by the Company during the years ended December 31:

Name of Plan	Description
Hanson Industrial Pension Scheme	HIPS provides monthly retirement payments on the basis of the service credits earned by the participating employees

        Plan information for the plan to which BP U.K. is a participating employer is not available to the public. The plan provides monthly retirement payments on the basis of the service credits earned by the participating employees. To the extent that the plan is underfunded, the future contributions to the plan

Hanson Building Products

Notes to Combined Predecessor Financial Statements (Continued)

(In $US thousands)

18. Employee benefit plans (Continued)

may increase and may be used to fund retirement benefits for employees related to other employers who have ceased operations.

        The total plan assets, total plan defined benefit obligations and total contributions from participating employers as at December 31, 2013 and 2012 were as follows:

	As at December 31,
	2013	2012	2011
Plan assets	$2,537,864	$2,354,495	$2,195,809
Defined benefit obligations	(2,312,086)	(2,272,210)	(2,120,621)
Contributions	32,290	29,534	21,651

        The contributions of BP U.K. amount to more than 5% of the total employer contributions in all periods presented.

19. Subsequent events

        Subsequent events have been evaluated through September 12, 2014, which is the date the financial statements were available to be issued.

        Subsequent to December 31, 2013, the Company sold 5 manufacturing plants with a net book value of $2,991 for net proceeds of $3,711. These assets were classified as held for sale at December 31, 2013. The Company also received $1,825 as compensation for the loss of land through eminent domain regulations.

        In anticipation of the Company's separation from HC as part of our planned initial public offering, the Company and HC have agreed that certain affiliates of HC will retain certain assets and liabilities, including the Maple Grove structural precast manufacturing business in the United States, Irvine Whitlock building contracting business in the U.K. and 33 excess properties. As of December 31, 2013, the net book value of the property, plant and equipment related to these operations and assets was $86,766.

        In July 2014, the Company's 150 preferred units in the equity method investee in the amount of $15,000 were redeemed for cash.

Hanson Building Products

Combined Predecessor Statements of Operations

(In $US thousands)

(Unaudited)

	Nine months ended September 30,
	2014	2013
Net sales	$957,609	$863,021
Cost of goods sold	790,014	745,276

Gross profit	167,595	117,745
Selling, general and administrative expenses	(126,764)	(103,439)
Impairment and restructuring charges	(2,987)	(10,552)
Equity earnings from equity method investees	3,013	166
Gain on sale of property, plant and equipment	2,889	3,265
Other operating income	2,560	852

	(121,289)	(109,708)

Income from operations	46,306	8,037
Other income (expenses)
Other income (expense), net	(1,713)	136

Income from continuing operations before income taxes	44,593	8,173
Income tax expense	(11,424)	(1,057)

Income from continuing operations	33,169	7,116

Discontinued operations
Income (loss) from discontinued operations	653	(567)
Income tax benefit (expense) from discontinued operations	—	—

Gain (loss) on discontinued operations, net of income tax	653	(567)

Net income	$33,822	$6,549

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Combined Predecessor Statements of Comprehensive Income

(In $US thousands)

(Unaudited)

	Nine months ended September 30,
	2014	2013
Net income	$33,822	$6,549
Actuarial gains (losses) on defined benefit plans, net of related income tax	(154)	3,059
Foreign currency translation adjustment	(15,681)	(11,461)

Comprehensive income (loss)	$17,987	$(1,853)

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Combined Predecessor Balance Sheets

(In $US thousands)

	September 30, 2014	December 31, 2013
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$10,468	$22,821
Trade receivables, net	197,084	167,893
Inventories	234,216	205,342
Preferred investment in equity method investee	—	15,000
Related party receivables	—	617
Assets held for sale	11,090	7,501
Other current assets	8,385	9,469

Total current assets	461,243	428,643

Non-current assets
Property, plant and equipment, net	689,877	735,351
Goodwill and other intangible assets, net	113,275	118,962
Investment in equity method investee	48,131	46,618
Assets held for sale	3,622	14,295
Other long term assets	1,465	1,328

Total assets	$1,317,613	$1,345,197

LIABILITIES AND PARENT COMPANY NET INVESTMENT
Current liabilities
Trade payables	$108,556	$109,258
Accrued liabilities	92,645	76,941
Related party payables	22,194	5,157
Liabilities for sold trade receivables collected	6,044	4,256
Employee benefit obligations	324	340
Deferred revenue	9,441	6,471
Capital lease liability	3,298	2,407
Liabilities held for sale	1,499	1,520

Total current liabilities	244,001	206,350

Non-current liabilities
Capital lease liability	16,073	13,064
Employee benefit obligations	12,297	11,915
Deferred tax liabilities	10,952	8,472
Other long term liabilities	59,266	56,568

Total liabilities	342,589	296,369

Commitments and contingencies (Note 9)
Accumulated other comprehensive income	9,447	25,282
Accumulated net contributions from parent	965,577	1,023,546

Total parent company net investment	975,024	1,048,828

Total liabilities and parent company net investment	$1,317,613	$1,345,197

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Combined Predecessor Statements of Cash Flows

(In $US thousands)

(Unaudited)

	Nine months ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$33,822	$6,549
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation & amortization expense	43,315	42,523
Gain on disposal of property, plant and equipment	(2,889)	(3,265)
Loss on disposal of other intangible assets	—	96
Impairment on property, plant and equipment	2,295	7,878
Earnings from equity method investment	(3,013)	(166)
Provision for doubtful accounts	2,702	2,603
Deferred taxes	3,066	(5,594)
Other items	466	516
Change in assets and liabilities:
Trade receivables, net	(50,661)	(24,874)
Related party receivables	617	42
Inventories	(32,571)	26,255
Other current assets	976	745
Other long-term assets	(233)	69
Trade payables	4,623	(9,103)
Related party payables	17,594	1,285
Accrued liabilities	17,292	7,974
Deferred revenue	4,598	(18,332)
Employee benefit obligations	826	(1,101)
Other long-term liabilities	3,362	3,799

NET CASH PROVIDED BY OPERATING ACTIVITIES	46,187	37,899

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(19,070)	(9,520)
Proceeds from the sale of plant, property and equipment and other intangible assets	6,140	8,011
Distributions from equity method investee	16,500	—
Other investing activities	50	(32)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	3,620	(1,541)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on capital leases	(2,357)	(1,201)
Payments on notes payable	—	(153)
Capital distribution from parent, net	(59,794)	(50,298)

NET CASH USED IN FINANCING ACTIVITIES	(62,151)	(51,652)

Net change in cash and cash equivalents	(12,344)	(15,294)
Effect of foreign currency adjustments	(9)	(691)
Cash and cash equivalents balance, beginning of period	22,821	21,960

Cash and cash equivalents balance, end of period	$10,468	$5,975

SUPPLEMENTAL DISCLOSURES:
Cash paid for taxes	555	279
Supplemental non-cash disclosures:
Contribution of net assets to Parent	31,997	—

See accompanying notes to the combined predecessor financial statements

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements

(In $US thousands)

1. Organization and description of the business

        Hanson Building Products ("BP" or the "Company") is involved in the manufacturing, sale and distribution of building products for HeidelbergCement Group ("HC", "Parent", or "Group"), a publicly listed company in Germany. The BP operations are located in the United States ("U.S.") and Canada (collectively "BP North America") and the United Kingdom ("U.K." or "BP U.K."), and consist of indirect wholly-owned subsidiaries of HC. The Company's primary products are concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks. The Company also manufactures precast flooring and other precast products in the United Kingdom, structural precast and roof tile in North America and concrete pavers, external wall insulation and specialized clay roofing products in the United Kingdom. These products are used in the residential, infrastructure and non-residential sectors of the construction industry. The Company disposed of its North American paver business in 2012.

        Prior to the Parent's 2007 acquisition of Hanson plc ("Hanson"), a public company formerly listed on the London and New York Stock Exchanges ("2007 Acquisition"), HC did not have a significant presence in the building products industry. The U.S. entities comprising BP North America ("BP North America Legal Entities") are indirect, wholly-owned subsidiaries of HC directly owned by Lehigh Hanson, Inc.("LHI"), a U.S. entity that is combined to form Lehigh Hanson North America and Canadian entities including Hanson Brick Ltd., Pipe and Precast Ltd., Hanson Pipe & Precast Quebec Ltd., Hanson Hardscape Products, Inc. and Hanson Pressure Pipe, Inc. Canada. The Canadian entities, also included in BP North America, are indirect, wholly-owned subsidiaries of HC directly owned by Hanson America Holdings (4) Ltd, a U.K. entity, and one of the entities included within a group collectively described as Hanson United Kingdom ("HUK"). The entities comprising BP U.K. ("BP U.K. Legal Entities") are indirect, wholly-owned subsidiaries of HC indirectly owned by HeidelbergCement U.K. Holdings Ltd., one of the entities included within HUK. The 2007 Acquisition included all of the BP North America and BP U.K. entities. BP North America and BP U.K. are each comprised of indirect, wholly-owned subsidiaries of HC that collectively hold the North American and U.K. building products operations, respectively, the financial position, results of operations and cash flows of which are set forth in these combined predecessor financial statements. In conjunction with its planned separation of the building products operations from HC, HC will transfer substantially all of its building products business to BP.

2. Summary of significant accounting policies

General

        The condensed combined predecessor financial statements have been prepared under the rules and regulations of the Securities and Exchange Commission ("SEC") for interim reporting. As permitted under these rules, certain notes or other financial information that are normally required by Generally Accepted Accounting Principles ("GAAP") in the United States can be condensed or omitted for interim periods. Balance sheet amounts are as of September 30, 2014 and December 31, 2013 and operating results are for the nine months ended September 30, 2014 and 2013, and reflect all adjustments necessary for a fair presentation of the financial position and operating results of the Company.

        As these are condensed financial statements, one should read these condensed combined predecessor financial statements in conjunction with the combined predecessor financial statements and

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

notes contained in our annual audited financial statements for the years ended December 31, 2013, 2012 and 2011. Revenues, expenses, assets and liabilities can vary during each quarter during the year. Therefore, the results and trends in these interim financial statements may not be the same as those for a full year.

Basis of presentation

        These financial statements are labeled as predecessor because they reflect the combined predecessor historical results of operations, financial position and cash flows of BP, as they were historically managed, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Because the BP North America and BP U.K. Legal Entities are indirect, wholly-owned subsidiaries of HC, the combination of these entities is accounted for at historical cost, in a manner akin to a reorganization of entities under common control. The Company intends to file a registration statement in the United States in an initial public offering. The Parent has formed a Jersey U.K. Corporation, Hanson Building Products Limited ("BP Newco"). In the event the Company completes the initial public offering the operations of the predecessor will be conveyed to BP Newco.

        All intracompany transactions have been eliminated. Certain transactions between the Company and HC have been included in these combined predecessor financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the combined predecessor statements of changes in Parent company net investment as net transfers (to)/from Parent, in the combined predecessor statements of cash flows as a financing activity and in the combined predecessor balance sheets as Parent company net investment.

        HC uses a centralized approach to cash management and financing of its operations. The majority of the Company's cash is transferred to HC daily and the Company is dependent on HC to fund the Company's operating and investing activities. HC has provided the Company's U.S. and Canadian intermediate holding companies with $500 million lines of credit in the United States and $109.6 million lines of credit in Eastern Canada. The Company currently benefits and expects to continue to benefit from the lines of credit until such time as alternative arrangements have been made and we have been advised by HC that it intends to provide funding our working capital needs until such time as alternative arrangements have been made. This arrangement is not reflective of the manner in which the Company would have been able to finance the Company's operations had the Company been a stand-alone business separate from HC during the periods presented. Cash transfers to and from HC's cash management accounts are reflected within Parent company net investment.

        The combined predecessor financial statements include certain assets and liabilities that have historically been held at the HC corporate level but are specifically identifiable or otherwise allocable to the Company. The cash and cash equivalents held by HC at the corporate level are not specifically identifiable to the Company and therefore were not allocated for any of the periods presented. Cash and cash equivalents in the combined predecessor balance sheets represent cash held locally by operations included in the combined predecessor financial statements. HC third-party debt, and the related interest expense has not been allocated for any of the periods presented as the Company was not the legal obligor of the debt and HC's borrowings were not directly attributable to these operations.

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

2. Summary of significant accounting policies (Continued)

        HC provides certain services, primarily related to corporate administrative expenses and reorganization costs, employee-related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services, on behalf of the Company. The cost of each of these services has been allocated to the Company on the basis of the Company's relative net sales or headcount as compared to that of HC depending upon which allocation methodology is more meaningful for each such service. The Company and HC believe that these allocations reasonably reflect the utilization of services provided and benefits received. However, they may differ from the cost that would have been incurred had the Company operated as a stand-alone company for the periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. Income taxes have been accounted for in these financial statements on a separate return basis.

Recent accounting pronouncements

        In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which requires an entity to report a disposal of a component of an entity in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity's operations and financial results when the component of an entity meets certain criteria to be classified as held for sale when the component of an entity is disposed of by a sale or disposed of other than by a sale. Further, additional disclosures about discontinued operations should include the following for the periods in which the results of operations of the discontinued operations are presented in the statement of operations: the major classes of line items constituting pre-tax profit or loss of discontinued operations; total operating and investing cash flows of discontinued operations; depreciation, amortization, capital expenditures and significant operating and investing noncash items of discontinued operations; pre-tax profit or loss attributable to the parent if a discontinued operation includes a non-controlling interest; a reconciliation of major classes of assets, liabilities of the discontinued operation classified as held for sale; and a reconciliation of major classes of line items constituting the pre-tax profit or loss of the discontinued operation. This guidance is effective for the Company beginning in fiscal year 2016, and will impact the Company's assessment of any future discontinued operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with Customers, which requires an entity to recognize an amount of revenue to which it expects to be entitled for the transfers of promised goods or services to customers. This ASU will replace existing revenue recognition guidance in U.S. GAAP when it becomes effective. This new standard will be effective for the Company on May 1, 2017, and early application is not permitted. The standard permits the use of either the retrospective where three years of financial information are presented or a modified restrospective approach where the ASU is applied on the most current period presented in the financial statements. The Company is evaluating the effect this ASU will have on its financial statements.

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

3. Trade receivables, net

        Receivables consist of the following at September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
Trade receivables	$182,963	$153,754
Amounts billed, but not yet paid under retainage provisions	14,530	15,872
Other receivables	5,286	3,732

Total receivables	$202,779	$173,358
Less: Allowance for doubtful accounts	(5,695)	(5,465)

Trade receivables, net	$197,084	$167,893

Sold trade receivables

        In November 2012, BP U.K. began participating in a program to sell certain accounts receivable to certain third-party banking institutions on a largely non-recourse basis. The Company continues to collect payments for the sold trade receivables and remits collections to the buyers once a month. Liabilities for collected trade receivables not yet remitted to buyers were $6,044 and $4,256 for September 30, 2014 and December 31, 2013, respectively. The outstanding balance of receivables sold and not yet collected was $19,316 and $8,612 as of September 30, 2014 and December 31, 2013, respectively. These receivables were not included in trade receivables as of September 30, 2014 and December 31, 2013. For the nine months ended September 30, 2014 and the year ended December 31, 2013, total accounts receivable sold to banking institutions under these arrangements were $96,331 and $96,076, respectively.

4. Inventories

        Inventory consists of the following at September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
Finished goods	$168,373	$151,658
Raw materials	57,008	46,985
Work in process	8,835	6,699

Total inventories	$234,216	$205,342

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

5. Property, plant and equipment, net

        Property, plant and equipment, net consist of the following at September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
Machinery and equipment	$867,050	$858,423
Land, buildings and improvements	607,471	646,774
Other equipment	20,568	19,972
Construction-in-progress	22,049	12,386

Total property, plant and equipment	1,517,138	1,537,555
Less: accumulated depreciation	(827,261)	(802,204)

Property, plant and equipment, net	$689,877	$735,351

        As of September 30, 2014, the Company had distributed net assets with a net book value of $31,997 to HC. These transfers included assets from certain locations which will be retained by HC, including the Maple Grove structural precast manufacturing business in the United States and 15 excess properties in the United States. The transfers were accounted for as a transfer between entities under common control as defined by ASC 805, Business Combinations, and recorded as distributions through parent company net investment.

6. Goodwill and other intangible assets, net

        The table below represents the goodwill by segment as of September 30, 2014:

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Bricks	U.K. Bricks and Blocks	Other	Total
January 1, 2014	$62,918	$28,696	$—	$—	$13,848	$105,462
Foreign Currency	(3,075)	(1,381)	—	—	(212)	(4,668)

September 30, 2014	$59,843	$27,315	$—	$—	$13,636	$100,794

        Intangible assets other than goodwill at September 30, 2014 included the following:

	Weighted average amortization period (in years)	Gross carrying amount as of September 30, 2014	Accumulated amortization	Accumulated impairment	Net carrying value as of September 30, 2014
Clay rights	27.2	$1,613	$(563)	$(500)	$550
Merchant relationships	9.3	20,120	(17,536)	(1,291)	1,293
Brand names	Indefinite	17,376	—	(7,632)	9,744
Other	16.0	4,031	(3,137)	—	894

Total intangible assets		$43,140	$(21,236)	$(9,423)	$12,481

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

7. Fair value measurement

        BP utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value which require the reporting entity to develop its own assumptions.

        The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities. The carrying value of the Company's trade receivables, trade payable and accrued liabilities approximates fair value due to their short term maturity. The Company may adjust the carrying amount of certain nonfinancial assets to fair value on a nonrecurring basis when they are impaired.

        The following table presents, by level within the fair value hierarchy, certain of our financial assets and liabilities measured at fair value on a recurring basis. The tables do not include either cash on hand or assets and liabilities that are measured at historical cost or any basis other than fair value.

		Fair value measurements at September 30, 2014 using
	Carrying Amount September 30, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value September 30, 2014
Current assets
Assets held for sale	$11,090	$—	$—	$11,090	$11,090
Non-current assets
Assets held for sale	3,622	—	—	3,622	3,622
Deferred compensation	705	—	—	705	705
Non-current liabilities
Deferred compensation	$705	$—	$—	$705	$705

        Assets and liabilities held for sale are classified as level 3 are valued using discounted cash flow models, comparison to comparable properties and appraisals and other industry standard means of valuing properties. Deferred compensation is classified as level 3 and is valued using discounted cash flow models.

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

7. Fair value measurement (Continued)

        Also, at September 30, 2014 and December 31, 2013, the Company held certain items that are required to be measured at fair value on a nonrecurring basis. These included property, plant and equipment and goodwill impairment charges. The amount of impairment on property, plant and equipment is based on industry standard valuation models based on observable market-based inputs, and expected future cash flows. The amount of goodwill impairment is based on the estimated fair value of the assets, which is determined using discounted future net cash flows that include consideration of, among other things, expected net sales, sales growth, gross margin and operating expenses. As a result of performing these calculations on an income approach, these values are classified as level 3 on the fair value hierarchy.

8. Accrued liabilities

        Accrued liabilities consist of the following at September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
Accrued rebates	$26,659	$26,937
Accrued payroll and employee benefits	25,696	25,399
Accrued taxes	24,921	9,136
Shut down and restructuring costs	6,512	6,968
Bank overdraft	1,889	1,338
Accrued warranty	1,258	3,874
Other miscellaneous accrued liabilities	5,710	3,289

	$92,645	$76,941

9. Commitments and contingencies

Legal matters

        The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's combined predecessor financial position, results of operations, or liquidity. Other than routine litigation incidental to the Company business, there are no material legal proceedings to which the Company is a party or to which any of the Company's properties are subject.

10. Related party transactions

Parent company net investment

        The combined predecessor financial statements for the Company are based on the accounting records of HC. Within these records, each subsidiary of BP has its own equity accounts in the books and records, as well as intercompany balances due (to)/from affiliates and operations within HC. These intercompany balances are considered by HC as part of the capital structure of these entities and are not regularly settled in cash with the affiliate counterparties. Therefore, these intercompany balances act as clearing accounts between the parties and consist of the accumulated net transactions between the Company and other entities and operations of HC and may include both operating items (allocated expenses and purchase of services and materials) and equity items (transfers of assets, cash and

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

10. Related party transactions (Continued)

dividends). The Company records all such equity and intercompany balances in a single caption, Parent company net investment.

Allocated expenses

        The Company was allocated selling and general administrative expenses from the Parent for certain shared services of $34,500 and $33,355 for the nine months ended September 30, 2014 and 2013, respectively. The historical costs and expenses reflected in our combined predecessor financial statements include an allocation for certain corporate functions historically provided by HC or its wholly-owned subsidiaries. Substantially all of the Company's senior management is employed by HC and certain functions critical to the Company's operations are centralized and managed by HC. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. Additionally, the Company resides in office space provided by affiliates of HC. The cost of these services has been allocated to the Company using allocation methodologies that utilize revenue, headcount or other relevant measures. The Company and HC believe that these allocations reasonably reflect the utilization of services provided and benefits received.

11. Segment reporting

        Segment information is presented in accordance with ASC 280, Segment Reporting ("ASC 280"), which establishes standards for reporting information about operating segments. It also establishes standards for related disclosures about products and geographic areas. Operating segments are defined as components of an enterprise that engage in business activities that earn revenues, incur expenses and prepare separate financial information that is evaluated regularly by the Company's chief operating decision maker in order to allocate resources and assess performance.

        Net sales from the major products sold to external customers include concrete gravity pipe, concrete and steel pressure pipe, precast concrete drainage products, clay bricks and concrete blocks.

        The Company's three geographic areas consist of the United States, Canada and the United Kingdom for which it reports net sales, fixed assets and total assets. The chief operating decision maker ("CODM") reviews earnings before interest, taxes, depreciation and amortization ("EBITDA") and the adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") as a basis for making the decisions to allocate resources and assess performance. Adjusted EBITDA is calculated as EBITDA before non-cash charges and certain other income and expenses. EBITDA and Adjusted EBITDA are non-GAAP measures of our financial performance or liquidity. EBITDA and Adjusted EBITDA contain certain limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replenish assets being depreciated. In addition, the CODM uses adjusted EBITDA to evaluate the effectiveness of our business strategies to make budgeting decisions and compare our performance relative to our peers.

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

11. Segment reporting (Continued)

        The following tables set forth reportable segment information with respect to net sales and other financial information attributable to our reportable segments for the nine-month periods ended September 30, 2014 and 2013:

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Brick	UK Brick & Blocks	Other	Total
For nine months ended September 30, 2014:
Net Sales	$314,962	$106,811	$106,992	$265,500	$163,344	$957,609
Net income (loss)	11,944	(1,973)	(5,589)	38,589	(9,149)	33,822
Interest expense	—	—	—	814	—	814
Income tax expense (benefit)	1,508	(284)	415	6,945	2,840	11,424
Depreciation and amortization	13,097	3,850	9,834	13,954	2,580	43,315

EBITDA	26,549	1,593	4,660	60,302	(3,729)	89,375
Gain on sale of property, plant and equipment	(162)	(1,944)	(294)	(446)	(43)	(2,889)
Impairment and restructuring	210	2,084	—	693	—	2,987
Transaction related costs	6,513	1,552	1,555	6,563	796	16,979
Income from discontinued operations before tax	—	—	—	—	(653)	(653)

Adjusted EBITDA	$33,110	$3,285	$5,921	$67,112	$(3,629)	$105,799

Capital expenditures	$4,289	$8,802	$4,315	$3,839	$541	$21,786

Total assets	$424,589	$194,337	$199,534	$388,755	$110,398	$1,317,613

	North America Gravity Pipe & Precast	North America Pressure Pipe	North America Brick	UK Brick & Blocks	Other	Total
For nine months ended September 30, 2013:
Net Sales	$262,754	$141,947	$112,021	$198,312	$147,987	$863,021
Net income (loss)	(6,063)	14,168	(3,825)	6,503	(4,234)	6,549
Interest expense	—	—	—	505	—	505
Income tax expense (benefit)	1,700	94	812	(1,046)	(503)	1,057
Depreciation and amortization	13,377	3,711	10,808	12,071	2,556	42,523

EBITDA	9,014	17,973	7,795	18,033	(2,181)	50,634
(Gain) loss on sale of property, plant and equipment	(2,514)	11	(276)	(472)	(14)	(3,265)
Impairment and restructuring	5,268	1,648	2,660	784	192	10,552
Transaction related costs	—	—	—	—	—	—
Loss from discontinued operations before tax	—	—	—	—	567	567

Adjusted EBITDA	$11,768	$19,632	$10,179	$18,345	$(1,436)	$58,488

Capital expenditures	$1,944	$2,449	$1,983	$2,399	$113	$8,888

Total assets	$458,329	$421,197	$205,126	$398,398	$134,133	$1,617,183

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

11. Segment reporting (Continued)

        The Company is also required by ASC 280 to disclose additional information related to geographic location. The Company has operations in the United States, Eastern Canada and the United Kingdom. The Company has both revenues and long-lived assets in each country and those assets and revenues are recorded within geographic location as follows:

	September 30, 2014	December 31, 2013
Property, plant and equipment
United States	$267,455	$286,445
Canada	130,497	140,928
United Kingdom	291,925	307,978

	$689,877	$735,351

	Nine months ended September 30,
	2014	2013
Net sales
United States	$478,877	$462,590
Canada	104,701	106,910
United Kingdom	374,031	293,521

	$957,609	$863,021

12. Investment in equity method investee

        The Company's investment in Concrete Pipe & Precast ("CP&P") consisted of the following:

	At September 30, 2014	At December 31, 2013
Common units at cost	$46,618	$46,397
Distribution from equity method investee	(1,500)	—
Accumulated equity in earnings of investee	3,013	221

Investment in equity method investee	48,131	46,618
Preferred interest in equity method investee	—	15,000

	$48,131	$61,618

        In July 2014, the Company's 150 preferred units in CP&P in the amount of $15 million were redeemed for cash.

13. Employee benefit plans

Canadian employee benefit plans

        The Canadian companies within BP sponsor several qualified and nonqualified pension plans and other postretirement benefit plans for substantially all of their employees. Such plans are defined

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

13. Employee benefit plans (Continued)

benefit plans. The benefits provided under these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions.

        The following table sets forth the benefit costs (income) related to the Company's pension plan for the nine months ended September 30, 2014 and 2013:

	2014
	Pension Benefits	Other Postretirement Benefits
Service cost	$621	$38
Interest cost	1,427	300
Expected return on plan assets	(1,407)	—
Past service cost recognized	14	(36)
Net loss (gain) amortization	228	—

Net Expense	$883	$302

	2013
	Pension Benefits	Other Postretirement Benefits
Service cost	$711	$47
Interest cost	1,399	281
Expected return on plan assets	(1,444)	—
Past service cost recognized	15	(39)
Net loss (gain) amortization	462	15

Net Expense	$1,143	$304

U.S. employee benefit plans

        The Company's U.S.-based employees are covered by defined benefit and defined contribution plans that are sponsored by others, including affiliates. There are no U.S. benefit plans that are sponsored by the Company.

Plans sponsored by affiliates

        The Company's U.S.-based salaried employees and union hourly employees participate in defined benefit pension plans sponsored by LHI. These plans include other Parent employees that are not employees of the Company. LHI also provides certain other post-employment benefits (OPEB) to eligible employees who have retired from the Company, including primarily retiree health and life insurance benefits. Salaried participants generally become eligible for retiree health care benefits when they retire from active service at age 60 or later. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses, reduced for any deductible, copayment and payments made by government programs and other group coverage. In 2013, LHI announced changes to its retiree health care plans that covered retirees age 65 and older. This change did not impact any retirees who had retired under a collective bargaining agreement. Beginning in 2013, LHI stopped

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

13. Employee benefit plans (Continued)

providing company-sponsored health care plans to retirees age 65 and older; rather it began providing a subsidy for each eligible retiree to purchase health care coverage best suited for his/her circumstance.

        The related pension and post-retirement benefit liability has not been allocated to the Company for the U.S. plans and has not been presented in the accompanying balance sheet since the obligation is and will remain a liability of the Parent. The Company recorded approximately $1,508 and $1,220 for the nine months ended September 30, 2014 and 2013, respectively, in pension and other post-retirement benefits expense related to its U.S. employees, which has been reflected within cost of goods sold and selling, general and administrative expenses in the accompanying combined predecessor statements of operations.

        LHI makes contributions to the plans for the Company's employees that participate in pension and other post-retirement benefit plans sponsored by LHI. For purposes of these combined predecessor financial statements the Company accounts for its activities affecting these plans as if these single employer plans sponsored by Lehigh Hanson North America were multi-employer plans in accordance with ASC 715.

        LHI also sponsors several defined contribution pension plans covering substantially all of the Company's employees. Eligible employees may contribute a portion of their base compensation to the plans, and their contributions are matched by the Company at rates specified in the plans. The Company made contributions to the plans sponsored by LHI for its employees that participate in the plans. These contributions totaled $6,999 and $6,780 for the six months ended September 30, 2014 and 2013, respectively, which are recorded within cost of goods sold and selling, general and administrative expenses in the combined predecessor statements of operations. The recorded expenses related to the defined contribution pension plans are reflected within cost of goods sold and selling, general and administrative expenses in the accompanying combined predecessor statements of operations.

Plans sponsored by others

        In addition, to the defined contribution plans sponsored by the Parent, the Company also has employees that are covered under several union-sponsored, multiemployer pension plans. The Company nor the Parent administer the plans, and contributions are determined in accordance with the provisions of negotiated labor contracts. The plans are accounted for as defined contributions plans as it is not possible to isolate the components of such plans that would collectively comprise the Company's liability. In the event of plan termination or the Company's withdrawal from a plan, the Company may be liable for a portion of the plan's unfunded vested benefit obligation, if any. The cost of contributions to these multiemployer plans for the nine months ended September 30, 2014 and 2013 was $1,658 and $1,497, respectively.

U.K. employee benefit plans

        Certain of the Company's BP U.K. employees participate in a defined benefit pension plan, closed to future accrual and to which BP U.K. is a participating employer ("U.K. Plan"). The costs related to the Company's employees and retirees that participate in this plan are allocated to the Company based on the relevant pensionable salaries in each of the statutory entities that participate in the Parent's plan. The Company's allocated expenses were approximately $6,714 and $6,911 for the nine months ended September 30, 2014 and 2013, respectively, in pension expense related to its BP U.K.

Hanson Building Products

Notes to Unaudited Combined Predecessor Financial Statements (Continued)

(In $US thousands)

13. Employee benefit plans (Continued)

participating employees, which has been reflected within cost of goods sold and selling, general and administrative expenses in the accompanying combined predecessor statements of operations. The U.K. allocated expenses are included in the allocated expenses described in Note 10. The plan also includes other HUK employees that are not employees of the Company. The related pension liability has not been allocated to the Company for the U.K. plan and has not been presented in the accompanying balance sheet since the obligation is and will remain a liability of HUK. For purposes of these combined predecessor financial statements the Company has accounted for its activities affecting the U.K. plan as if this plan to which BP U.K. is a participating employer were a multi-employer plan in accordance with ASC 715.

14. Subsequent events

        Subsequent events have been evaluated through December 4, 2014, which is the date the financial statements were available to be issued.

        In anticipation of the Company's separation from HC as part of our planned initial public offering, the Company and HC have agreed that certain affiliates of HC will retain certain assets and liabilities, including the Irvine Whitlock building contracting business in the United Kingdom and 13 properties. As of September 30, 2014, the net book value of the property, plant and equipment related to these operations and assets was $62,929.

Report of Independent Registered Public Accounting Firm

  To the Board of Directors and Management
  Hanson Building Products Limited:

        We have audited the accompanying balance sheet of Hanson Building Products Limited as of August 14, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hanson Building Products Limited at August 14, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas
September 12, 2014

Hanson Building Products Limited

Balance Sheet

As of August 14, 2014

At August 14, 2014
USD
Assets
Total assets	$0

Shareholder's equity
Ordinary shares, $0.01 par value—200,000 shares authorized, issued and outstanding	$2,000
Due from Members	$(2,000)

Total shareholder's equity	$0

The accompanying notes are an integral part of these financial statements.

Hanson Building Products Limited

Notes to Balance Sheet

As of August 14, 2014

Note 1 Organization and Nature of the Business

        Hanson Building Products Limited ("the Company") was formed on August 14, 2014 in anticipation of completing an initial public offering. Prior to the completion of the initial public offering, HeidelbergCement and its affiliates ("HC Group") held all of the historical assets and liabilities related to the business that the Company may acquire. The two initial members of the Company are wholly-owned subsidiaries of the HC Group.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates or assumptions that affect the reported amounts and disclosures in the financial statements. Actual future results could differ from these estimates and assumptions.

Due from Members

        On the date of incorporation, two subscriber Members owned two ordinary shares, which were owned beneficially by HeidelbergCement BP Limited ("HCBP") and transferred to HCBP on August 20, 2014. On September 11, 2014, HCBP subscribed for and were allotted a further 199,998 ordinary shares.

Note 3 Subsequent Events

        The Company evaluated subsequent events through September 12, 2014, which is the date the financial statements were available to be issued, and determined that no subsequent events had occurred that would require additional disclosures.

Ordinary Shares

Hanson Building Products Limited

PROSPECTUS

                    , 2014

BofA Merrill Lynch	BNP PARIBAS	Deutsche Bank Securities

Citigroup	Goldman, Sachs & Co.	Morgan Stanley

COMMERZBANK	Danske Markets	ING

Mediobanca	Raiffeisen Bank International	S|E|B	Standard Chartered

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the fees and expenses, other than underwriting discounts and commissions, expected to be incurred by us in connection with the issuance and distribution of our ordinary shares. Except as otherwise noted, we will pay all of these amounts. All amounts (except the SEC registration fee and the FINRA filing fee) are estimates.

SEC Registration Fee	$	*
FINRA Filing Fee		*
Stock Exchange Listing Fee		*
Printing Fees and Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Our Articles of Association will permit us to indemnify our directors to the extent permitted by Jersey law, to purchase and maintain insurance against any liability for any director and to provide any director with funds (whether by loan or otherwise) to meet expenditure incurred or to be incurred by him or her in defending any criminal, regulatory or civil proceedings or in connection with an application for relief (or to enable any such director to avoid incurring such expenditure). Article 77 of the Jersey Companies Law limits the ability of a Jersey company to exempt or indemnify a director from any liability arising from acting as a director. It provides that neither a company (or any of its subsidiaries) nor any other person for some benefit conferred or detriment suffered directly or indirectly by the company, may exempt or indemnify any director from, or against, any liability incurred by him or her as a result of being a director of the company except where the company exempts or indemnifies him or her against:

(a)
any liabilities incurred in defending any proceedings (whether civil or criminal):

(i)
in which judgment is given in his or her favor or he or she is acquitted;

(ii)
which are discontinued otherwise than for some benefit conferred by him or her or on his or her behalf or some detriment suffered by him or her; or

(iii)
which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), he or she was substantially successful on the merits in his or her resistance to the proceedings; or

(b)
any liability incurred otherwise than to the company if he or she acted in good faith with a view to the best interests of the company;

(c)
any liability incurred in connection with an application made under Article 212 of the Jersey Companies Law in which relief is granted to him or her by the court; or

(d)
any liability against which the company normally maintains insurance for persons other than directors.

        Furthermore, our Articles of Association will permit us to grant indemnities, purchase and maintain insurance or provide funds (whether by way of loan or otherwise) to our officers or any other person in connection with any legal or regulatory proceedings or applications for relief.

        Article 77 of the Jersey Companies Law permits a company to purchase and maintain directors' and officers' insurance and we intend to maintain directors' and officers' insurance for the benefit of our directors and officers.

        HeidelbergCement AG has agreed to indemnify our directors David J. Clarke, Jim Claydon and Edward A. Gretton, who are all employees of HeidelbergCement AG, against liabilities which may arise by reason of their role as our directors and their involvement in the preparation of this registration statement and its filing with the Securities and Exchange Commission, the preparation and filing of financial information and other reports after this offering, their status, duties and obligations as our directors and the enforcement by them of the indemnification agreement, and to advance to them related legal advisory and defense expenses.

        In addition, HeidelbergCement AG has agreed to indemnify our former director Benjamin J. Guyatt against certain liabilities which may arise by reason of his role as our director and his involvement in the preparation of this registration statement and its filing with the Securities and Exchange Commission and to advance to him related legal advisory and defense expenses.

        The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and certain officers of the registrant by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        We have not sold or issued any securities, registered or otherwise, within the past three years, except to our sole shareholder, HeidelbergCement BP Limited.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement
3.1	Form of Memorandum and Articles of Association
4.1	Specimen Certificate Evidencing Ordinary Shares
5.1	Form of Opinion of Mourant Ozannes
8.1	Opinion of Mourant Ozannes as to Jersey tax matters (included in Exhibit 5.1)
10.1	Form of Separation Agreement
10.2	Form of North American Transition Services Agreement
10.3	Form of U.S. Cement Supply Agreement†*
10.4	Form of Tax Receivable Agreement
10.5	Form of Employee Matters Agreement
10.6	Form of Shareholders Agreement
10.7	Form of U.K. Cement Supply Agreement†*
10.8	Form of Aggregates Supply Agreement†*
10.9	Form of U.K. Transition Services Agreement
10.10	Form of Trademark License Agreement†*
10.11	2015 Omnibus Long Term Incentive Plan
10.12	2015 Annual Incentive Plan
10.13	Form of Working Capital Facility Agreement
10.14	CAD$45 Million Note—Hanson Brick Limited
10.15	CAD$110 Million Note—Hanson Pipe & Precast, Ltd
10.16	Form of US$50 Million Note—Hanson Brick America, Inc.
10.17	Form of GBP95 Million Note—Hanson Building Products Ltd., U.K.
10.18	Form of Treasury Agreement†
21.1	Subsidiaries of Hanson Building Products Limited†
23.1	Consent of Ernst & Young LLP
23.2	Consent of Freedonia Custom Research, Inc.††
23.3	Consent of Mourant Ozannes (included in Exhibit 5.1)

†
To be filed by amendment.

††
Previously filed.

*
This exhibit (indicated by an asterisk) will be submitted separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          A.    For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

          B.    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 4, 2014.

Hanson Building Products Limited
By:	/s/ PLAMEN JORDANOFF
	Name:	Plamen Jordanoff
	Title:	Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed on December 4, 2014 by the following persons in the capacities indicated.

Signature	Title

/s/ PLAMEN JORDANOFF Plamen Jordanoff	Chief Executive Officer, President and Director (Principal Executive Officer) and authorized representative in the United States
/s/ MARK CONTE Mark Conte	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ DAVID J. CLARKE David J. Clarke	Director
/s/ JIM CLAYDON Jim Claydon	Director
/s/ EDWARD A. GRETTON Edward A. Gretton	Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement
3.1	Form of Memorandum and Articles of Association
4.1	Specimen Certificate Evidencing Ordinary Shares
5.1	Form of Opinion of Mourant Ozannes
8.1	Opinion of Mourant Ozannes as to Jersey tax matters (included in Exhibit 5.1)
10.1	Form of Separation Agreement
10.2	Form of North American Transition Services Agreement
10.3	Form of U.S. Cement Supply Agreement†*
10.4	Form of Tax Receivable Agreement
10.5	Form of Employee Matters Agreement
10.6	Form of Shareholders Agreement
10.7	Form of U.K. Cement Supply Agreement†*
10.8	Form of Aggregates Supply Agreement†*
10.9	Form of U.K. Transition Services Agreement
10.10	Form of Trademark License Agreement†*
10.11	2015 Omnibus Long Term Incentive Plan
10.12	2015 Annual Incentive Plan
10.13	Form of Working Capital Facility Agreement
10.14	CAD$45 Million Note—Hanson Brick Limited
10.15	CAD$110 Million Note—Hanson Pipe & Precast, Ltd
10.16	Form of US$50 Million Note—Hanson Brick America, Inc.
10.17	Form of GBP95 Million Note—Hanson Building Products Ltd., U.K.
10.18	Form of Treasury Agreement†
21.1	Subsidiaries of Hanson Building Products Limited†
23.1	Consent of Ernst & Young LLP
23.2	Consent of Freedonia Custom Research, Inc.††
23.3	Consent of Mourant Ozannes (included in Exhibit 5.1)

†
To be filed by amendment.
††
Previously filed.
*
This exhibit (indicated by an asterisk) will be submitted separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.